FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	October	2003
Enterra Energy Corp.
(Translation of registrant’s name into English)
26th Floor, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003
ENTERRA ENERGY CORP. By: /s/ “Richard F. McHardy” Name: Richard F. McHardy Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Information Circular and Proxy Statement	3

NOTICE OF THE SPECIAL MEETING OF THE SHAREHOLDERS OF

ENTERRA ENERGY CORP.

to be held November 24, 2003

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a proposed

PLAN OF ARRANGEMENT

involving

ENTERRA ENERGY CORP.

ENTERRA ACQUISITION CORP.

BIG HORN RESOURCES LTD.

ENTERRA SASK LTD.

ENTERRA ENERGY TRUST

ENTERRA ENERGY COMMERCIAL TRUST

and

THE SHAREHOLDERS OF ENTERRA ENERGY CORP.

October 24, 2003

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Introduction

Forward-looking Statements

GLOSSARY OF TERMS

SUMMARY INFORMATION

Background to and Reasons for the Arrangement

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Effect of the Arrangement

Details of the Arrangement

Procedure for the Arrangement Becoming Effective

Approvals

Conditions Precedent to the Arrangement

Fairness Opinion

Timing

Exchangeable Share Election

Procedure for Exchange of Shares

Canadian Federal Income Tax Considerations

United States Federal Income Tax Considerations

Rights of Dissent

Interests of Certain Persons in the Arrangement

Expenses of the Arrangement

Stock Exchange Listings

Canadian Securities Law Matters

United States Securities Law Matters

INFORMATION CONCERNING ENTERRA

INFORMATION CONCERNING ACQUISITIONCO

INFORMATION CONCERNING NEW ENTERRA

INFORMATION CONCERNING THE TRUST

INFORMATION CONCERNING THE COMMERCIAL TRUST

GENERAL PROXY MATTERS

Solicitation of Proxies

Record Date

Completion of Proxies

Revocation of Proxies

Voting of Proxies

Exercise of Discretion of Proxy

Advice to Beneficial Holders of Securities

Voting Securities and Principal Holders Thereof

Procedure and Votes Required

CERTIFICATE OF ENTERRA ENERGY CORP.

APPENDIX A ARRANGEMENT RESOLUTION

APPENDIX B INTERIM ORDER

APPENDIX C PLAN OF ARRANGEMENT

APPENDIX D EXCHANGEABLE SHARE PROVISIONS

APPENDIX E SUPPORT AGREEMENT

APPENDIX F VOTING AND EXCHANGE TRUST AGREEMENT

APPENDIX G FAIRNESS OPINION OF GMP

APPENDIX H INFORMATION CONCERNING NEW ENTERRA

APPENDIX I INFORMATION CONCERNING THE TRUST

APPENDIX J INFORMATION CONCERNING ENTERRA

APPENDIX K SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

October 24, 2003

Dear Shareholders:

You are invited to attend a special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Enterra Shares") of Enterra Energy Corp. ("Enterra") to be held at the Calgary Petroleum Club, Cardium Room, 319 – 5th Avenue S.W., Calgary, Alberta, on November 24, 2003 at 10:00 a.m. (Calgary time).

At the Meeting, you will be asked to consider and, if thought advisable, approve a proposed plan of arrangement (the "Arrangement") involving Enterra, Enterra Acquisition Corp. ("AcquisitionCo"), Enterra Energy Trust (the "Trust"), Enterra Energy Commercial Trust ("Commercial Trust"), certain of Enterra's wholly-owned subsidiaries and the Shareholders.  The Arrangement will result, through a series of transactions, in Shareholders (other than non-residents, financial institutions and tax-exempt Shareholders) transferring each of their Enterra Shares to either the Comemercial Trust or AcquisitionCo and receiving in respect of each Enterra Share held either two trust units ("Trust Units") of the Trust or two exchangeable shares ("Exchangeable Shares") of AcquisitionCo.

The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. An aggregate maximum of 2,000,000 Exchangeable Shares will be issued pursuant to the Arrangement.  In the event that Shareholders validly elect to receive an aggregate number of Exchangeable Shares exceeding 2,000,000, such Shareholders will receive, on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.  No Exchangeable Shares will be issued to non-residents, financial institutions or tax-exempt Shareholders.

Shareholders (other than non-residents, financial institutions and tax-exempt Shareholders, which will be deemed to elect to acquire Trust Units) will be required to make an election whether to acquire Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares.  Shareholders who do not deposit with Olympia Trust Company (the "Depositary"), at the addresses noted in the Letter of Transmittal and Election Form, a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with this Information Circular, on or before 4:30 p.m. (Calgary time) on the last business day prior to the Meeting or any adjournment thereof and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to acquire Exchangeable Shares, will be deemed to have elected to acquire, on the completion of the Arrangement, only Trust Units.

The purpose of the Arrangement is to convert Enterra from a corporate entity concentrating solely on growth to a trust which will distribute a portion of cash flow to holders of Trust Units.  Following the Arrangement, Enterra's existing assets will be indirectly owned by the Trust.  Through the Trust Units, Shareholders will enjoy regular distributions of cash from the Trust on a portion of the cash flows produced by such assets.  The remainder of the Trust's cash flow will be used to continue to develop low risk, high quality oil and natural gas reserves.  The board of directors of Enterra believes that the reorganization of Enterra into an income trust will maximize value for Shareholders and represents the best alternative to enhance the value of Enterra and its assets over time.

The resolutions approving the Arrangement must be approved by two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting.  The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.

Griffiths, McBurney & Partners ("GMP") has provided the board of directors of Enterra with an opinion that the consideration to be offered under the Arrangement is fair, from a financial point of view, to Shareholders.  The board of directors, based upon its own investigations, including its consideration of the fairness opinion of GMP, has unanimously concluded that the Arrangement is in the best interests of Enterra and its Shareholders and recommends that Shareholders vote in favour of the Arrangement.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Enterra, AcquisitionCo and the Trust.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.  If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

Yours very truly,
(signed) "Reg Greenslade"
Reg Greenslade
President and Chief Executive Officer

ENTERRA ENERGY CORP.
NOTICE OF SPECIAL MEETING

to be held on November 24, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated October 24, 2003, a special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Enterra Shares") of Enterra Energy Corp. ("Enterra") will be held at the Calgary Petroleum Club, Cardium Room, 319 – 5th Avenue S.W., Calgary, Alberta, on November 24, 2003, at 10:00 a.m. (Calgary time) for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated October 24, 2003 (the "Information Circular") to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the accompanying Information Circular; and

(b)

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is October 24, 2003.  Only Shareholders whose names have been entered in the register of the Shareholders on the close of business on that date and holders of Enterra Shares issued by Enterra after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his Enterra Shares after such date and the transferee of those Enterra Shares establishes that he owns the Enterra Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Enterra Shares at the Meeting.

Registered Shareholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Enterra Shares in accordance with the provisions of section 191 of the Business Corporations Act (Alberta) and the Interim Order.  A Shareholder's right to dissent is more particularly described in the accompanying Information Circular.  Failure to strictly comply with the requirements set forth in section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be received by Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 24th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF ENTERRA ENERGY CORP.

(signed) "Reg Greenslade"

Reg Greenslade
President and Chief Executive Officer

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IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENTERRA ENERGY CORP., ENTERRA ACQUISITION CORP., BIG HORN RESOURCES LTD., ENTERRA SASK LTD., ENTERRA ENERGY PARTNER CORP., ENTERRA ENERGY TRUST, ENTERRA ENERGY COMMERCIAL TRUST AND THE SHAREHOLDERS OF ENTERRA ENERGY CORP.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Enterra Energy Corp. ("Enterra") with respect to a proposed arrangement (the "Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA") involving Enterra, Enterra Acquisition Corp., Big Horn Resources Ltd., Enterra Sask Ltd., Enterra Energy Partner Corp., Enterra Energy Trust, Enterra Energy Commercial Trust and the holders ("Shareholders") of common shares of Enterra ("Enterra Shares"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Enterra dated October 24, 2003, accompanying this Notice of Petition.  At the hearing of the Petition, Enterra intends to seek:

(c)

a declaration that the terms and conditions of the Arrangement are fair to Shareholders;

(d)

an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(e)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(f)

such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 24th day of November, 2003 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Enterra Shareholder or any other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose.  Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Enterra, on or before noon on November 17, 2003, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.  Service on Enterra is to be effected by delivery to the solicitors for Enterra at the address below.  If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Enterra and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Orders dated October 24, 2003, has given directions as to the calling of a meeting of Shareholders for the purpose of such holders voting upon resolutions to approve the Arrangement and upon other resolutions relating to the Arrangement and has directed that the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable to registered holders of Enterra Shares.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under mentioned solicitors for Enterra upon written request delivered to such solicitors as follows:

McCarthy Tétrault LLP
Barristers & Solicitors
Suite 3300, 421 - 7th Avenue, S.W.
Calgary, Alberta, T2P 4K9
Attention: Richard F. McHardy

DATED at the City of Calgary, in the Province of Alberta, this 24th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF ENTERRA ENERGY CORP.

(signed) "Reg Greenslade"

Reg Greenslade
President and Chief Executive Officer

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INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Enterra for use at the Meeting and any adjournments thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix C to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms".  Information contained in this Information Circular is given as of October 24, 2003, unless otherwise specifically stated.

Forward-looking Statements

This Information Circular contains forward-looking statements.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of or involving Enterra, New Enterra or the Trust.  Shareholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.  These forward-looking statements include statements with respect to:  amounts to be retained by New Enterra for growth capital expenditures; the amount and timing of the payment of distributions on the Trust Units; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions.  There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular.  Although Enterra believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:  risks inherent in the future prices for oil and natural gas, risks inherent in the United States to Canadian dollar exchange rates, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including the information set forth under Appendix J, "Information Concerning Enterra Energy Corp. - Risk Factors", Appendix H, "Information Concerning New Enterra - Risk Factors" and Appendix I, "Information Concerning the Trust – Risk Factors", identifies additional factors that could affect the operating results and performance of Enterra, New Enterra and the Trust.  We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Enterra undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash and cash available for distribution are not recognized under generally accepted accounting principles.  Management believes that in addition to net income, net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Investors are cautioned that distributable cash available for distribution should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar entities.  Investors are also cautioned that yield on the Trust Units represents a blend of return of investors initial investment and a return on investors initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Notice to United States Shareholders

This Information Circular has been prepared in accordance with the disclosure requirements of Canada.  Each Shareholder in the United States should be aware that such requirements are different from those of the United States.  The unaudited pro forma financial statements of the Trust and the audited historical financial statements of Enterra included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles, which principles may not be comparable to those of the United States.

Each Shareholder in the United States should be aware that the acquisition of Trust Units pursuant to the Arrangement may have tax consequences both in the United States and in Canada.  Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein.  See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" for certain information concerning tax consequences of the Arrangement for a Shareholder who is a United States taxpayer.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Enterra, New Enterra and the Trust are organized under the laws of Canada, that all of their respective officers and directors are not resident in the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Enterra, New Enterra and the Trust and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Information Circular.  Any representation to the contrary is a criminal offence.

Exchange Rate Information

All dollar amounts set forth in this Information Circular are expressed in Canadian dollars, except where otherwise indicated.  The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").  Such rates are set forth as U.S. dollars per C$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.  On October 23, 2003, the inverse of the Noon Buying Rate was US$0.7641 per C$1.00 (US$1.00=C$1.3087).

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof and the Appendices hereto.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AcquisitionCo" means Enterra Acquisition Corp., a corporation to be incorporated pursuant to the ABCA prior to the Effective Date;

"AEPEA" means the Alberta Environmental Protection and Enhancement Act;

"Affiliate" or "Associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta), as amended;

"Amalgamation" means the amalgamation of Enterra, AcquisitionCo, Big Horn and Enterra Sask pursuant to the Arrangement;

"Ancillary Rights" means (i) the optional exchange rights granted to the Voting and Exchange Agreement Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust or Trust Subsidiary to exchange or purchase, as the case may be, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event or upon a Call Right being exercisable and the Trust or Trust Subsidiary electing not to exercise such Call Right, and (ii) the Special Voting Rights;

"Applicable Laws" means applicable corporate and securities laws and rules of applicable stock exchanges;

"Arrangement" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"Arrangement Resolution" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders at the Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"Big Horn" means Big Horn Resources Ltd., a corporation continued pursuant to the ABCA and a wholly-owned subsidiary of Enterra;

"business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"Closing" means the completion of the transactions contemplated in the Plan;

"control" means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"Commercial Trust" means Enterra Energy Commercial Trust, a trust to be duly settled pursuant to the laws of Alberta on or prior to the Effective Date;

"Court" means the Court of Queen's Bench of Alberta;

"CT Indenture" means the trust indenture to be entered into prior to the Effective Date pursuant to which the Commercial Trust will be settled;

"CT Note" means the unsecured, participating promissory note to be issued by the Commercial Trust to the Trust pursuant to the Arrangement;

"CT Units" means units of the Commercial Trust;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten (10) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the New Enterra Board for such purpose; provided, however, that if in the opinion of the New Enterra Board the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the New Enterra Board, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the New Enterra Board shall be conclusive and binding;

"Depositary" means Olympia Trust Company at its offices referred to in the Letter of Transmittal and Election Form;

"Devco" means JED Oil Inc., a corporation incorporated pursuant to the ABCA;

"Dissent Rights" means the right of a Shareholder pursuant to section 191 of the ABCA, and the Interim Order, to dissent to the Arrangement Resolution and to be paid the fair value of the shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

"Dissenting Shareholders" means registered holders of Enterra Shares who validly exercise their Dissent Rights;

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution" means any cash payment made by the Trust in respect of the Trust Units;

"Distribution Payment Date" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such date is not a business day, on the next business day thereafter);

"Distribution Record Date" means the last day of each calendar month or such other dates as may be determined from time to time by the New Enterra Board;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"Election Deadline" means 4:30 p.m.(Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

"Eligible Institution" means: (i) in Canada and the United States, a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, or a member firm of the TSX, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc.; (ii) in the United Kingdom, a member of the London Stock Exchange or a national banking institution; (iii) in continental Europe, a commercial bank or trust company having an office or agency in continental Europe and a firm that is a member of the Paris Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange or the Brussels Stock Exchange; or (iv) a member of a recognized Medallion Program (STAMP), (SEMP) or (MSP);

"Enterra" means Enterra Energy Corp., a corporation amalgamated pursuant to the ABCA;

"Enterra Board" means the board of directors of Enterra;

"Enterra Sask" means Enterra Sask Ltd., a corporation incorporated pursuant to the ABCA and a wholly-owned subsidiary of Big Horn;

"Enterra Shares" means common shares in the capital of Enterra;

"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of such shares, which shall at the Effective Date be equal to one and shall thereafter be cumulatively adjusted by: (i) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio on that Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on that Distribution Payment Date; and (ii) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by New Enterra, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on that dividend record date.  The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, substantially in the form attached as Appendix D to this Information Circular;

"Exchangeable Shares" means the Series A Exchangeable Shares in the capital of AcquisitionCo;

"Fairness Opinion" means the opinion of GMP, dated October 24, 2003, a copy of which is attached as Appendix G to this Information Circular;

"Financial Institution" means a financial institution within the meaning of the Tax Act;

"Final Order" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GMP" means Griffiths McBurney & Partners;

"Holder" means a registered holder of Enterra Shares immediately prior to the Effective Date or any person who surrenders to Olympia Trust Company certificates representing Enterra Shares duly endorsed for transfer to such person;

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement dated October 24, 2003, together with all appendices hereto, distributed by Enterra in connection with the Meeting;

"Insolvency Event" means the institution by New Enterra of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of New Enterra to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by New Enterra to contest in good faith any such proceedings commenced in respect of New Enterra within fifteen (15) days of becoming aware thereof, or the consent by New Enterra to the filing of any such petition or to the appointment of a receiver, or the making by New Enterra of a general assignment for the benefit of creditors, or the admission in writing by New Enterra of its inability to pay its debts generally as they become due, or New Enterra not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to Section 6.6 of the Exchangeable Share Provisions;

"Interim Order" means the Interim Order of the Court dated October 24, 2003 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Enterra therefor, a copy of which order is attached as Appendix B to this Information Circular;

"Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Shareholder is required to deposit with the Depositary certificates representing Enterra Shares and may elect to receive, on the completion of the Arrangement, Trust Units and/or Exchangeable Shares, as applicable, for its Enterra Shares;

"McDaniel" means McDaniel & Associates Consultants Ltd.;

"McDaniel Report" means the independent engineering report dated February 24, 2003 and effective January 1, 2003 prepared by McDaniel relating to all of the oil and natural gas properties of Enterra;

"Meeting" means the special meeting of Shareholders to be held on November 24, 2003 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and any other matters that may come before the Meeting;

"NAFTA" means the North American Free Trade Agreement;

"Nasdaq" means The Nasdaq Stock Market, Inc.;

"NEB" means the National Energy Board;

"New Enterra" means the corporation resulting form the amalgamation of AcquisitionCo, Enterra, Big Horn and Enterra Sask pursuant to the Arrangement;

"New Enterra Board" means the board of directors of New Enterra;

"Non-Resident" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act, or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Note Indenture" means the indenture to be entered into prior to the Effective Date between AcquisitionCo and the Note Trustee providing for the issuance of the Series A Notes;

"Note Trustee" means Olympia Trust Company or any successor thereto, in its capacity as the trustee for the holders of Series A Notes under the Note Indenture;

"Notice of Meeting" means the Notice of Special Meeting of Enterra which accompanies this Information Circular;

"Notice of Petition" means the Notice of Petition by Enterra to the Court for the Final Order which accompanies this Information Circular;

"Oil and Natural Gas Properties" or "properties" means the working, royalty or other interests held, directly or indirectly, by Enterra in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired, directly or indirectly, by Enterra from time to time;

"Options" means, collectively, all outstanding options to purchase Enterra Shares pursuant to Enterra's existing stock option plan or otherwise;

"Ordinary Resolution" means a resolution approved at a meeting of holders of Trust Units and the holders of Special Voting Rights by more than 50% of the votes cast in respect of the resolution by or on behalf of holders of Trust Units and holders of Special Voting Rights present in person or represented by proxy at the meeting;

"Partnerco" means Enterra Energy Partner Corp., a corporation to be incorporated pursuant to the ABCA prior to the Effective Date;

"Partnership" means the Enterra Production Partnership, a partnership organized pursuant to the laws of Alberta;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Properties" means Canadian resources properties as defined in the Tax Act;

"Record Date" with respect to the Meeting means the close of business on October 24, 2003;

"Redemption Notes" means the promissory notes issuable by the Trust under the Trust Indenture;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Series A Notes" means the interest-bearing subordinated promissory notes of AcquisitionCo, having an aggregate principal amount of $125,000,000, to be issued pursuant to the Arrangement;

"Shareholders" means holders of Enterra Shares;

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of holders of Trust Units and holders of Special Voting Rights (including an adjourned meeting) duly convened for the purpose and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units and Special Voting Rights represented at the meeting and voted on a poll upon such resolution;

"Special Voting Rights" means special voting rights of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subsidiary" means, in relation to any person, any body corporate, trust, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the support agreement to be entered into between New Enterra and the Trust on the Effective Date substantially in the form attached as Appendix E to this Information Circular;

"Tax Act" means the Income Tax Act (Canada);

"Tax-Exempt Shareholder" means a Shareholder that is exempt from tax under Part I of the Tax Act;

"$000s" means thousands of dollars;

"Trust" means Enterra Energy Trust, a trust duly settled under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Elected Amount" means an amount equal to the number of issued and outstanding Enterra Shares in respect of which Shareholders have made a valid election or been deemed to have elected to receive Trust Units in exchange for their Enterra Shares multiplied by 2.0;

"Trust Indenture" means the trust indenture dated as of October 24, 2003 between Enterra and Olympia Trust Company;

"Trust Subsidiary" means Enterra Exchangeco Ltd., a corporation to be incorporated pursuant to the ABCA prior to the Effective Date;

"Trust Unit" means a unit of the Trust;

"Trustee" means Olympia Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S;

"Unitholders" means holders from time to time of Trust Units;

"U.S. Person" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"U.S. Shareholder" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"Voting and Exchange Trust Agreement Trustee" means Olympia Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee from time to time appointed thereunder;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"Warrants" means outstanding common share purchase warrants of Enterra;

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended; and

Conventions

Certain terms used herein are defined in the "Glossary".  Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
NGLs	natural gas liquids	GJ	gigajoule

Other

AECO	Alberta Energy Company's natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
° API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE

barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

BOE/D	barrel of oil equivalent per day
M3	cubic metres
MBOE	1,000 barrels of oil equivalent
MMBOE	1,000,000 barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".  In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held at the Calgary Petroleum Club, Cardium Room, 319 – 5th Avenue S.W., Calgary, Alberta, on November 24, 2003, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.  The business of the Meeting will be to consider and vote upon the Arrangement.  See "The Arrangement".

The Arrangement

Overview

Pursuant to the Arrangement, each of the issued and outstanding Enterra Shares will be transferred by the holder thereof for, at such holder's election, either two Trust Units or two Exchangeable Shares.  A maximum of 2,000,000 Exchangeable Shares will be issued in connection with the Arrangement.  Following such exchanges, the Trust will indirectly own all of the existing oil and gas assets of Enterra.  Through the ownership of Trust Units, former Shareholders will enjoy regular distributions of cash from the cash flows produced by such assets.

The New Enterra Board believes that the reorganization of Enterra into an income trust will maximize value for Shareholders and represents the best alternative to enhance the value for such Shareholders over time.

Pre-Arrangement Steps

Prior to the Arrangement becoming effective, a number of pre-arrangement steps, including the following, will occur:

(g)

AcquisitionCo, Partnerco and Trust Subsidiary will be incorporated; and

(h)

the Commercial Trust will be settled and the initial CT Unit will be contributed to the Trust.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(i)

the Enterra Shares held by Dissenting Shareholders who have exercised dissent rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Enterra, as it exists prior to the Amalgamation, and shall be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders of Enterra other than the right to be paid the fair value of their Enterra Shares by Enterra, as it exists prior to the Amalgamation, in accordance with the Plan;

(j)

Partnerco shall subscribe for a 0.01% interest in the Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by Partnerco to the Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

(k)

all unexercised Options and all unexercised Warrants shall be cancelled for no consideration;

(l)

the Commercial Trust shall subscribe for such number of Trust Units as is equal to the Trust Elected Amount for a subscription amount equal to the aggregate fair market value of the Enterra Shares in respect of which Shareholders have made a valid election or have been deemed to have elected to receive Trust Units, such subscription amount to be satisfied by: (i) the assignment and delivery by the Commercial Trust to the Trust of the Series A Notes; and (ii) the issuance and delivery by the Commercial Trust of the CT Note to the Trust, in each case immediately following the acquisition by the Commercial Trust of the Series A Notes and the shares of AcquisitionCo pursuant to item (f) below;

(m)

each Shareholder (other than a Dissenting Shareholder) shall sell to the Commercial Trust each of the Enterra Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units from Commercial Trust, in exchange for the delivery and assignment by Commercial Trust to the Shareholder of two Trust Units;

(n)

the Commercial Trust shall subscribe for the Series A Notes and shares of AcquisitionCo for an aggregate subscription amount equal to the fair market value of the Enterra Shares in respect of which Shareholders have made a valid election or have been deemed to have elected to receive Trust Units, such subscription amount to be satisfied by assignment and delivery to AcquisitionCo of all of the Enterra Shares purchased by the Commercial Trust pursuant to item (e) above;

(o)

the Commercial Trust shall assign and deliver the Series A Notes and shall issue the CT Note to the Trust in satisfaction of its obligations under item (d) above;

(p)

each Shareholder (other than a Dissenting Shareholder) shall sell to AcquisitionCo each of the Enterra Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares, in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of two (2.0) Exchangeable Shares; and

(q)

Enterra, Big Horn, Enterra Sask and AcquisitionCo shall be amalgamated and continue as one corporation.

Shareholders (other than Financial Institutions, Tax-Exempt Shareholders and Non-Residents, who shall be deemed to elect to receive only Trust Units) may elect to receive, on the completion of the Arrangement, Trust Units, Exchangeable Shares or a combination thereof for their Enterra Shares, provided that each one Enterra Share must be exchanged for either Trust Units or Exchangeable Shares.  A maximum of 2,000,000 Exchangeable Shares will be issued pursuant to the Arrangement.  In the event that Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 2,000,000, such Shareholders will receive, on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.  No Exchangeable Shares will be issued to Non-Residents, Financial Institutions or Tax-Exempt Shareholders.

Following these exchanges, former Shareholders will own all of the issued and outstanding Trust Units and Exchangeable Shares.  Upon the completion of the Arrangement, an aggregate of 18,935,556 Trust Units will be issued and outstanding, assuming that no Shareholders exercise their right of dissent, that 2,000,000 Exchangeable Shares are issued pursuant to the Arrangement and that all Options and Warrants are exercised prior to the Effective Date.

Shareholders, other than Non-Residents, Financial Institutions and Tax-Exempt Shareholders, will be required to make an election whether to receive, on completion of the Arrangement, Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares.  Shareholders who do not deposit with the Depositary, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form on or before 4:30 p.m. (Calgary time) on or before the last business day prior to the Meeting or any adjournment thereof, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for their Enterra Shares.  A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.  See "The Arrangement – Exchangeable Share Election".

Post-Arrangement Structure

Following all of the above mentioned steps:

(r)

former Shareholders will hold all of the issued and outstanding Trust Units and Exchangeable Shares;

(s)

the Trust will hold the CT Note, the Series A Notes and all of the issued and outstanding CT Units;

(t)

the Commercial Trust will own all of the issued and outstanding common shares and preferred shares of New Enterra; and

(u)

New Enterra and Partnerco will be the partners of the Partnership and New Enterra will own, directly or indirectly through the Partnership, all of the existing assets of Enterra and its subsidiaries.

The following diagram illustrates the resulting structure following the completion of the Arrangement, including the Amalgamation.

- # -

Cdn and Non-Resident Shareholders
Exchangeable Shares
Exchange Rights
Trust Units (100%)
MFT
Equity (100%)
Commercial Trust
ExchangeCo
Equity (100%)
New Enterra
100%
PartnerCo
99.99%
Royalty
0.01%
Enterra Production Partnership

- # -

Distributions to Unitholders

A portion of the cash flows generated by New Enterra's producing properties will be distributed to Unitholders.  Cash flows not distributed to Unitholders will be reinvested in the business of New Enterra.  The primary sources of income for the Trust will be payments from New Enterra of interest on the principal amount of the Series A Notes and payments from the Commercial Trust of interest on the principal amount of the CT Note.

Holders of Exchangeable Shares will not receive Distributions from New Enterra or the Trust.  Rather, the Exchange Ratio will be adjusted to account for Distributions made to Unitholders.  See "The Arrangement – Exchangeable Share Election".

The New Enterra Board currently intends to provide all Unitholders with monthly cash Distributions of approximately USD $0.10 per Trust Unit.  However, the availability of cash flows for the payment of Distributions will at all times be dependant upon a number of factors, including resource prices, production rates and reserve growth and the New Enterra Board cannot assure that cash flows will be available for distribution to Unitholders in the amounts anticipated or at all.  See Appendix J, "Information Concerning Enterra Energy Corp. - Risk Factors" and Appendix I, "Information Concerning Trust –Risk Factors" for a detailed description of factors that could impact the level of cash Distributions paid on the Trust Units.

It is anticipated that Distributions will be made on the 15th day of each month, commencing on January 15, 2004, to Unitholders of record on December 31, 2003. Thereafter, it is expected that cash Distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Letter of Transmittal and Election Form

Shareholders (other than Non-Residents, Financial Institutions and Tax-Exempt Shareholders) will be entitled to elect to receive, on the completion of the Arrangement, either Trust Units or Exchangeable Shares, or a combination thereof, in consideration for their Enterra Shares.  Non-Residents, Financial Institutions and Tax-Exempt Shareholders will be entitled to elect to receive, on the completion of the Arrangement, only Trust Units in consideration for their Enterra Shares.

On or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form together with the certificate(s) representing their Enterra Shares to the Depository at one of the offices specified in the Letter of Transmittal and Election Form in order to receive Trust Units, Exchangeable Shares or a combination of thereof for their Enterra Shares exchanged under the Arrangement.  Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Enterra Shares are received after the Election Deadline, a depositing Shareholder will be deemed to have elected to receive only Trust Units for all of its Enterra Shares exchanged under the Arrangement.

Background to and Reasons for the Arrangement

Background

Enterra was formed to operate in Canada as an oil and gas exploration, development and production company.  Enterra has executed on an aggressive growth plan aimed at achieving rapid growth in production and reserves on a per share basis through acquisition and drilling.  Enterra's success can be attributed to its ability to apply the components that are necessary to fuel profitable growth by fully utilizing the skills of its management and employees as well as by understanding and reacting appropriately to market conditions.  A major component of Enterra's success has been its ability to acquire and develop assets and to expand and fully exploit these assets in core areas through the application of sound technical principles in a timely and cost effective manner.  Enterra's corporate strategy involved the application of an acquisition-based strategy followed by exploitation and development drilling initiatives.

Reasons for Reorganization of Enterra's Business

Due to recent developments in the oil and gas industry and Enterra's success in executing its growth strategy, the competitive marketplace in which Enterra operates has changed.  Over the past few years, a large number of companies similar in size to Enterra have been acquired by or merged with other entities, thus reducing the number of oil and gas producers in Enterra's peer group.  Royalty and income trusts have become an increasingly important component of the Canadian oil and gas industry and have attracted significant amounts of capital.  In addition, royalty and income trusts appear to enjoy higher relative valuations as compared to traditional oil and gas producing companies.  These trends have contributed to an environment where it has become increasingly difficult for traditional oil and gas producers of the size of Enterra to compete for the limited number of quality asset and corporate acquisition opportunities which periodically arise.  As a result of these changing business conditions, in February, 2003 the Enterra Board began to examine the long-term viability of Enterra's business plan and consider alternate strategies that could increase the value and likely return on the investment of its shareholders.

Alternatives Considered by Enterra

Throughout 2003, the Enterra Board reviewed a number of different alternatives aimed at permitting Shareholders to realize the significant amount of value that had been created in Enterra.  Periodically, expert insight was requested and received to provide a clearer view of the likely shareholder response to or market view of a particular strategy.  One option that was considered by the Enterra Board was the sale of Enterra to another oil and gas company or income trust.  However, it became apparent that likely purchasers of Enterra were unwilling to pay much for what the Enterra Board considered to be the significant upside potential associated with Enterra's assets.  As a result, the Enterra Board, in conjunction with Enterra's management, began to consider other alternatives, including the possible reorganization of Enterra into an income trust.  After an extensive review of, among other things, the current environment and trading levels of comparable income funds, Enterra's business prospects, the suitability of Enterra's assets for an income trust structure and Enterra's requirements for future equity capital to fund its growth, the Enterra Board concluded that conversion into an income trust would be in the best interests of its shareholders.

A primary goal of the Enterra Board in converting Enterra into an income trust was the development of a structure that would allow Enterra to distribute cash flows to its shareholders in a tax efficient manner while maintaining the ability to grow its reserves and increase the cash flows available for distribution.  One model that was considered, which has been regularly employed in recent income trust conversions in the oil and gas industry, was the division of the Enterra's assets into two separate entities: an income trust which would own the producing properties and would have the mandate of returning "harvest value" to unitholders; and a new publicly traded exploration and development company, which would acquire and develop exploration properties with a focus on future growth.  Upon examining this model, the Enterra Board determined that the transfer of Enterra's existing development properties out of the trust would not best accommodate its desire to continue to grow the reserves held by the trust and, ultimately, the cash flows available for distribution to unitholders.  As a result, the Enterra Board focused its attention on developing an alternative that could best allow shareholders to participate in the income generated by existing producing properties and in the upside of its undeveloped properties without sacrificing the ability to acquire and develop new reserves and continue to increase cash flows.

Advantages of the Reorganization

The Enterra Board, in recommending the Arrangement, believes that the conversion of Enterra into an income trust presents the following advantages to Shareholders:

•

Unitholders of New Enterra will receive the income generated by Enterra's producing assets in a tax-efficient manner.

•

A large portion of the taxable income of New Enterra will be distributed to the Unitholders on a monthly basis in cash, thereby shifting the corporate tax liability of Unitholders, who may enjoy a lower effective tax rate.

•

It is expected that many future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of Distributions on a tax-deferred basis.

•

Cash Distributions to Unitholders are anticipated to provide an attractive return to Unitholders.

•

It is anticipated that the tax effectiveness of the structure will facilitate business acquisitions and the expansion of Enterra's business relative to Enterra continuing as a corporate entity.

•

It is anticipated that the value of the Trust Units received on the Arrangement, combined with the value of the Distributions that will be received on the Trust Units, will be greater than the market value of the Enterra Shares on a stand alone basis.

•

It is anticipated that the reorganized structure of Enterra will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units than exists for the Enterra Shares.

•

It is anticipated that the reorganized structure will have greater access to capital to fund the growth of the business of New Enterra than Enterra currently has on its own.

•

New Enterra will retain all of the upside potential associated with its development assets allowing development by way of farm-in or joint venture arrangement. It is anticipated that this will provide New Enterra with the ability to successfully acquire, develop and exploit crude oil and natural gas assets.

The Enterra Board, on October 23, 2003, has approved this Information Circular and the application to the Court of Queen's Bench for the Interim Order, and has reconfirmed its recommendation to the Shareholders respecting the Arrangement.

Approvals Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Shareholders, either in person or by proxy, at the Meeting.  See "Solicitation of Proxies and Voting at the Meeting - Procedure and Votes Required".

Fairness Opinion

The Enterra Board has retained GMP to address the fairness, from a financial point of view, of the consideration to be offered under the Arrangement.  In connection with this mandate, GMP has prepared the Fairness Opinion.  The Fairness Opinion states that, in GMP's opinion, as of October 24, 2003, the consideration to be offered under the Arrangement is fair, from a financial point of view, to Shareholders.  The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix G, "Fairness Opinion of GMP".

Recommendation of the Board of Directors

The Enterra Board has unanimously concluded that, in its opinion, the Arrangement is in the best interests of Enterra and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution.

The Enterra Board unanimously concurs with the fairness opinion of GMP and GMP's views were an important consideration in the Enterra Board's decision to proceed with the Arrangement.

Each member of the Enterra Board intends to vote all Enterra Shares held by him in favour of the Arrangement Resolution.

Holders of an aggregate of 1,368,837 Enterra Shares, on a diluted basis, (including all of the directors and officers of Enterra) representing 13.08% of the outstanding Enterra Shares have signed a letter agreement pursuant to which each has agreed to vote all of the Enterra Shares beneficially owned by them at the Record Date for the Meeting in favour of the Arrangement and all other matters to be considered at the Meeting.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court.  See "The Arrangement - Procedure for the Arrangement Becoming Effective".  An application for the Final Order approving the Arrangement is expected to be made on November 24, 2003 at 1:15 p.m. at the Court House, 611 - 4th Street S.W., Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.

New Enterra

New Enterra will be the corporation resulting from the amalgamation of Enterra, AcquisitionCo, Big Horn and Enterra Sask pursuant to the Arrangement.  The head and principal office of New Enterra will be located at 2600, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6 and its registered office will be located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.  Following the completion of the Arrangement and the Amalgamation, New Enterra will hold a 99.99% interest in the Partnership and will own, directly or indirectly through the Partnership, all of Enterra's existing assets.  For a description of such assets, see Appendix J, "Information Concerning Enterra Energy Corp."  For detailed information regarding New Enterra, see Appendix H, "Information Concerning New Enterra".

New Enterra will employ a strategy with the objective to (i) provide Unitholders with a competitive annual yield by making monthly cash Distributions to such holders, (ii) maintain the existing assets of Enterra at a level that allows ongoing cash flows to be sustained, and (iii) continue to expand the business of New Enterra through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders.  New Enterra will be actively engaged in the business of crude oil and natural gas exploitation, development, acquisition and production in Western Canada, and Unitholders will participate in the income of such business through their investment in the Trust Units.  Any cash flows generated by New Enterra that are not distributed to Unitholders will be reinvested for the purpose of acquiring, developing and producing additional oil and gas reserves.  Wherever possible, New Enterra will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

As announced in Enterra's press release dated August 3 2003, upon implementation of the Arrangement, Reg Greenslade, President and Chief Executive Officer, and Tom Jacobsen, Chief Operations Officer, will tender their resignations to Enterra to join Devco.  Enterra expects that certain other employees and consultants of Enterra will be terminated from their position with New Enterra following the implementation of the Arrangement.  Enterra expects that these employees and consultants will join Devco.

The Trust

The Trust is an unincorporated open-ended trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trust was established for the purposes of, inter alia, acquiring Enterra Shares pursuant to the Arrangement, issuing Trust Units to former Shareholders and acquiring and holding the securities of New Enterra, the Commercial Trust or any other subsidiary of the Trust. The Unitholders will be the sole beneficiaries of the Trust.

After the Arrangement, the Trust will own all of the issued and outstanding CT Units.  In addition, the Trust will hold the Series A Notes and the CT Note.

The Trust will permit individual Unitholders to participate in the cash flow from New Enterra's business to the extent such cash flow is distributed by the Trustee.  The Trust's primary sources of income will be payments from New Enterra of interest on the principal amount of the Series A Notes and payments from the Commercial Trust of interest on the principal amount of the CT Note.

Olympia Trust Company is the initial trustee of the Trust.  The Trust will not be managed by a third party manager. The Trustee, on behalf of the Trust, will enter into an administration agreement pursuant to which New Enterra will provide certain administrative services and facilities to the Trust.  See Appendix I, "Information Concerning the Trust" and Appendix H, "Information Concerning New Enterra".

AcquisitionCo

AcquisitionCo will be incorporated pursuant to the ABCA for the purpose of participating in the Arrangement, including creating and issuing the common shares, preferred shares, Exchangeable Shares and Series A Notes required to implement the Arrangement.  Following the completion of the Arrangement, AcquisitionCo will amalgamate with Enterra, Big Horn and Enterra Sask to form New Enterra.

The Commercial Trust

The Commercial Trust will, prior to the Effective Date, be settled under the laws of the Province of Alberta as a commercial trust pursuant to CT Indenture.  Pursuant to the Arrangement, the Commercial Trust will issue the CT Note to the Trust.  Following the completion of the Arrangement, the Commercial Trust will own all of the issued and outstanding common shares and preferred shares of New Enterra.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.  For a detailed description of the Trust Units, see Appendix I, "Information Concerning the Trust – Trust Units".

Exchangeable Shares

The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units.  Holders of Exchangeable Shares will not receive cash Distributions from New Enterra or the Trust.  Rather, on each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.  The Exchangeable Shares will not be listed on any stock exchange.  See "The Arrangement – Exchangeable Share Election" and Appendix H, "Information Concerning New Enterra – Exchangeable Shares".

Corporate Divestiture Bonus Plan

The Arrangement will be a transaction that entitles participants in the Corporate Divestiture Bonus Plan of Enterra to payments pursuant to such plan.  It is anticipated that the aggregate payment to be made by Enterra pursuant plan will be equal to 1.5% of the weighted average trading price of the Enterra Shares during the five trading days prior to the Effective Date.  For a description of the terms of the Corporate Divestiture Bonus Plan, refer to Appendix J, "Information Concerning Enterra Energy Corp. – Executive Compensation – Report to the Shareholders on Executive Compensation".

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the aggregate of the aggregate fair market value of the Trust Units received on the exchange of their Enterra Shares pursuant to the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Enterra Shares so exchanged and any reasonable costs of disposition.  There is a limited opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by disposing of Enterra Shares in exchange for Exchangeable Shares and making a special election under section 85 of the Tax Act.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is made payable to them.  Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary.  See "Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

The combined United States federal income tax consequences of the transactions comprising the Arrangement will generally not result in a Shareholder recognizing gain or loss for United States federal income tax purposes.  The Trust is expected to be a partnership for United States federal income tax purposes, and holders of Trust Units who are citizens or residents of the United States will include in their income in determining their liability for such United States federal income tax their share of the items of income, gain, loss, deduction and credit of the Trust.

The Information Circular contains a summary of the principal United States federal income tax considerations that are relevant to citizens and residents of the United States and the above comments are qualified in their entirety by reference to such summary. See "United States Federal Income Tax Considerations".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations.  Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement.  Shareholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Trust Units and Exchangeable Shares.

Selected Financial and Operational Information of Enterra

The following is a summary of selected financial, operational and reserve information for the oil and natural gas assets owned, directly or indirectly, by Enterra for the periods indicated.  The financial information is based upon, and should be read in conjunction with, the financial statements of Enterra.  See Appendix J, "Information Concerning Enterra Energy Corp.".

	Six Months Ended	Year Ended
	June 30, 2003	December 31, 2002
	(unaudited)	(unaudited)

$000s
Net oil and gas sales	40,486	25,745
Royalties	10,240	4,202
Operating Costs	6,148	6,017
Net Operating Revenue	24,098	15,526
Net Earnings	9,151	4,977

Average Daily Production (as at June 30, 2003) (3)
Crude oil and NGL (Bbls/d)	3,913
Natural gas (Mcf/d)	7,059
Oil equivalent (BOE/D @ 6:1)	5,090

	Gross(1)	Net(2)
Proved Reserves(4)
Oil & NGL (Mbbls)	5,202.2	4,211.2
Natural gas (Mmcf)	13,044.1	10,230.4
Oil equivalent (MBOE @ 10:1)	6,506.6	5,234.2
Oil equivalent (MBOE @ 6:1)	7,376.2	5,916.2

	Gross(1)	Net(2)
Proved and Risked Probable Reserves(4)
Oil & NGL (Mbbls)	6,639.7	5,379.9
Natural gas (Mmcf)	15,502.6	12,116.1
Oil equivalent (MBOE @ 10:1)	8,189.9	6,591.5
Oil equivalent (MBOE @ 6:1)	9,223.4	7,399.2

	Gross(5)	Net(6)
Undeveloped Land Holdings (acres)
(as at October 24, 2003)	88,686	59,357

Notes:

(1)

"Gross" reserves are defined as the total remaining recoverable reserves owned by Enterra, directly or indirectly, before deduction of any royalties.

(2)

"Net" reserves are defined as those reserves accruing to Enterra, directly or indirectly, after Crown and freehold royalties have been deducted.

(3)

Average daily production for the oil and natural gas assets owned, directly and indirectly, by Enterra effective June 30, 2003.

(4)

Information taken from the McDaniel Report is at January 1, 2003 based on forecast prices as at January 1, 2003.  Probable reserves have been reduced by 50% to account for the risk of recovery thereof.

(5)

"Gross" undeveloped land holdings refers to the total undeveloped acres in which Enterra has an interest, directly or indirectly.

(6)

"Net" undeveloped land holdings refers to the total undeveloped acres in which Enterra has an interest, directly or indirectly, multiplied by the percentage working interest owned by Enterra therein.

Pro Forma Distributable Cash

The following is a summary of selected financial information for the oil and natural gas assets to be indirectly owned by the Trust following the completion of the Arrangement, for the periods indicated.

Management of Enterra has provided the following analysis to assist Shareholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had New Enterra and the Trust each been in existence for the six month period ended June 30, 2003.  This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had indirectly retained all of Enterra's oil and natural gas producing properties, and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period.  Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Enterra have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

The pro forma information is not a forecast or a projection of future results.  The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

Pro Forma Six Months Ended June 30, 2003
(unaudited)

Cash from Operations	$21,389,600
Add (deduct):
Capital expenditures, net of disposals	(1,500,000)
Repayment of Debt	(2,777,920)
Distributable Cash(1)	$17,111,680
Distributable Cash per Trust Unit or Exchangeable Share for the period(2) (3)	$0.82
Weighted average number of total Trust Units and Exchangeable Shares(4)	$20,935,556

Notes:

(7)

Management believes that distributable cash is a useful supplemental measure that may assist investors in assessing the return on their investment in the Trust Units.  Distributable cash is defined as net earnings adjusted for non-cash items and after deducting capital expenditures, reclamation funds contributions, debt repayments and changes in working capital.  Refer to the pro forma financial statements for the amount related to cash from operations.  Distributable cash is estimated herein to be approximately 80% of cash flow from operations.

(8)

Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar entities.

(9)

Holders of Exchangeable Shares will not receive cash Distributions from New Enterra or the Trust.  Instead, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.  See "The Arrangement –Exchangeable Share Election".

(10)

Assumes (i) the conversion into Trust Units of all of the outstanding Enterra Shares on the basis set out in the Plan, based upon the weighted average number of Enterra Shares outstanding as at the six months ended June 30, 2003, (ii) the exercise of all outstanding Options and Warrants and the subsequent conversion into Trust Units of the Enterra Shares issued on the exercise thereof on the basis set out in the Plan, and (iii) Exchangeable Shares issued pursuant to the Arrangement.  The actual number of and Trust Units issued will vary depending upon the number of Exchangeable Shares issued pursuant to the Arrangement and the actual number of Enterra Shares outstanding as at the Effective Date.

(11)

- # -

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Background

Enterra was formed to operate in Canada as an oil and gas exploration, development and production company.  Enterra has executed on an aggressive growth plan aimed at achieving rapid growth in production and reserves on a per share basis through acquisition and drilling.  Enterra's success can be attributed to its ability to apply the components that are necessary to fuel profitable growth by fully utilizing the skills of its management and employees as well as by understanding and reacting appropriately to market conditions.  A major component of Enterra's success has been its ability to acquire and develop assets and to expand and fully exploit these assets in core areas through the application of sound technical principles in a timely and cost effective manner.  Enterra's corporate strategy involved the application of an acquisition-based strategy followed by exploitation and development drilling initiatives.

Reasons for Reorganization of Enterra's Business

Due to recent developments in the oil and gas industry and Enterra's success in executing its growth strategy, the competitive marketplace in which Enterra operates has changed.  Over the past few years, a large number of companies similar in size to Enterra have been acquired by or merged with other entities, thus reducing the number of oil and gas producers in Enterra's peer group.  Royalty and income trusts have become an increasingly important component of the Canadian oil and gas industry and have attracted significant amounts of capital.  In addition, royalty and income trusts appear to enjoy higher relative valuations as compared to traditional oil and gas producing companies.  These trends have contributed to an environment where it has become increasingly difficult for traditional oil and gas producers of the size of Enterra to compete for the limited number of quality asset and corporate acquisition opportunities which periodically arise.  As a result of these changing business conditions, in February, 2003 the Enterra Board began to examine the long-term viability of Enterra's business plan and consider alternate strategies that could increase the value and likely return on the investment of its shareholders.

Alternatives Considered by Enterra

Throughout 2003, the Enterra Board reviewed a number of different alternatives aimed at permitting Shareholders to realize the significant amount of value that had been created in Enterra.  Periodically, expert insight was requested and received to provide a clearer view of the likely shareholder response to or market view of a particular strategy.  One option that was considered by the Enterra Board was the sale of Enterra to another oil and gas company or income trust.  However, it became apparent that likely purchasers of Enterra were unwilling to pay much for what the Enterra Board considered to be the significant upside potential associated with Enterra's assets.  As a result, the Enterra Board, in conjunction with Enterra's management, began to consider other alternatives, including the possible reorganization of Enterra into an income trust.  After an extensive review of, among other things, the current environment and trading levels of comparable income funds, Enterra's business prospects, the suitability of Enterra's assets for an income trust structure and Enterra's requirements for future equity capital to fund its growth, the Enterra Board concluded that conversion into an income trust would be in the best interests of its shareholders.

A primary goal of the Enterra Board in converting Enterra into an income trust was the development of a structure that would allow Enterra to distribute cash flows to its shareholders in a tax efficient manner while maintaining the ability to grow its reserves and increase the cash flows available for distribution.  One model that was considered, which has been regularly employed in recent income trust conversions in the oil and gas industry, was the division of the Enterra's assets into two separate entities: an income trust which would own the producing properties and would have the mandate of returning "harvest value" to unitholders; and a new publicly traded exploration and development company, which would acquire and develop exploration properties with a focus on future growth.  Upon examining this model, the Enterra Board determined that the transfer of Enterra's existing development properties out of the trust would not best accommodate its desire to continue to grow the reserves held by the trust and, ultimately, the cash flows available for distribution to unitholders.  As a result, the Enterra Board focused its attention on developing an alternative that could best allow shareholders to participate in the income generated by existing producing properties and in the upside of its undeveloped properties without sacrificing the ability to acquire and develop new reserves and continue to increase cash flows.

Advantages of the Reorganization

The Enterra Board, in recommending the Arrangement, believes that the conversion of Enterra into an income trust presents the following advantages to Shareholders:

•

Unitholders of New Enterra will receive the income generated by Enterra's producing assets in a tax-efficient manner.

•

A large portion of the taxable income of New Enterra will be distributed to the Unitholders on a monthly basis in cash, thereby shifting the corporate tax liability of Unitholders, who may enjoy a lower effective tax rate.

•

It is expected that many future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of Distributions on a tax-deferred basis.

•

Cash Distributions to Unitholders are anticipated to provide an attractive return to Unitholders.

•

It is anticipated that the tax effectiveness of the structure will facilitate business acquisitions and the expansion of Enterra's business relative to Enterra continuing as a corporate entity.

•

It is anticipated that the value of the Trust Units received on the Arrangement, combined with the value of the Distributions that will be received on the Trust Units, will be greater than the market value of the Enterra Shares on a stand alone basis.

•

It is anticipated that the reorganized structure of Enterra will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units than exists for the Enterra Shares.

•

It is anticipated that the reorganized structure will have greater access to capital to fund the growth of the business of New Enterra than Enterra currently has on its own.

•

New Enterra will retain all of the upside potential associated with its development assets allowing development by way of farm-in or joint venture arrangement. It is anticipated that this will provide New Enterra with the ability to successfully acquire, develop and exploit crude oil and natural gas assets.

The Enterra Board, on October 23, 2003, has approved this Information Circular and the application to the Court of Queen's Bench for the Interim Order, and has reconfirmed its recommendation to the Shareholders respecting the Arrangement.

Effect of the Arrangement

The Arrangement will result in Shareholders (other than Non-Residents, Financial Institutions and Tax-Exempt Shareholders) ultimately receiving for their Enterra Shares held on the Effective Date either Trust Units or Exchangeable Shares, or a combination thereof.

The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units.  The maximum number of Exchangeable Shares that will be issued pursuant to the Arrangement is 2,000,000.  If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 2,000,000, such Shareholders will receive on completion of the Arrangement a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.  Exchangeable Shares will not be issued to Non-Residents, Financial Institutions or Tax-Exempt Shareholders.  Any Non-Resident, Financial Institution or Tax-Exempt Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive only Trust Units on completion of the Arrangement.  For details regarding the Exchangeable Shares, see Appendix H, "Information Concerning New Enterra – Description of Share Capital - Exchangeable Shares".

As a result of a Shareholder's Enterra Shares being exchanged for Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of such holder's investment will be changed.  See Appendix H, "Information Concerning New Enterra" and Appendix I, "Information Concerning the Trust".  See also Appendix J, "Information Concerning Enterra Energy Corp. – Risk Factors".

On October 24, 2003, there were 9,863,270  Enterra Shares outstanding.  In addition, 428,828 Enterra Shares are issuable pursuant to currently outstanding Options and 175,680 Enterra Shares are issuable pursuant to currently outstanding Warrants.  As at the date hereof, the holders of all outstanding Options and Warrants have agreed to exercise their Options or Warrants, as the case may be, prior to the Effective Date of the Arrangement.  Any Options or Warrants not so exercised shall be cancelled on the Effective Date and the holders thereof shall be entitled to receive no consideration therefor.

Following the completion of the Arrangement, New Enterra will own, directly or indirectly, all of the existing assets of Enterra, and Unitholders will participate in the cash flows generated by such assets.  The New Enterra Board currently intends to provide all Unitholders with monthly cash Distributions of approximately USD $0.10 per Trust Unit.  However, the availability of cash flows for the payment of Distributions will at all times be dependant upon a number of factors including resource prices, production rates and reserve growth, and the New Enterra Board cannot assure that cash flows will be available for distribution to Unitholders in the amounts anticipated or at all.  See Appendix J, "Information Concerning Enterra Energy Corp. - Risk Factors" and Appendix H, "Information Concerning Trust –Risk Factors" for a detailed description of factors that could impact the level of cash Distributions paid on the Trust Units.

It is anticipated that distribution payments will be made on the 15th day of each month, commencing on January 15, 2004, to Unitholders of record on the last day of the previous month. Holders of Exchangeable Shares will not receive cash Distributions from New Enterra or the Trust.  Rather, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.

New Enterra will employ a strategy with the objective to (i) provide Unitholders with a competitive annual yield by making monthly cash Distributions to such Unitholders, (ii) maintain Enterra's existing assets at a level that allows ongoing cash flow to be sustained, and (iii) continue to expand the business through the development of growth opportunities that will provide long-term stable cash flows and be accretive to Unitholders.  The senior management of New Enterra, which will be composed of certain members of Enterra's existing management team, will manage the business of New Enterra following the completion of the Arrangement.  See Appendix H, "Information Concerning New Enterra - Directors and Officers" for information concerning the principal occupations and experience and qualifications of such directors and officers.

For further information regarding New Enterra, please refer to Appendix H, "Information Concerning New Enterra".  For further information regarding the Trust please refer to Appendix I, "Information Concerning the Trust".

Details of the Arrangement

Pre-Arrangement Steps

Prior to the Arrangement becoming effective, a number of pre-arrangement steps, including the following, will occur:

(a)

AcquisitionCo, Partnerco and Trust Subsidiary will be incorporated; and

(b)

the Commercial Trust will be settled and the initial CT Unit will be contributed to the Trust.

Arrangement Steps

The following description of the Arrangement is qualified in its entirety by reference to the Plan of Arrangement which is attached as Appendix C to this Information Circular.

The Arrangement becomes effective on the date of filing of the Final Order and the Articles of Arrangement and related documents with the Registrar in the form prescribed by the ABCA.  On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(c)

the Enterra Shares held by Dissenting Shareholders who have exercised dissent rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Enterra, as it exists prior to the Amalgamation, and shall be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders of Enterra other than the right to be paid the fair value of their Enterra Shares by Enterra, as it exists prior to the Amalgamation, in accordance with the Plan;

(d)

Partnerco shall subscribe for a 0.01% interest in the Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by Partnerco to the Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

(e)

all unexercised Options and all unexercised Warrants shall be cancelled for no consideration;

(f)

the Commercial Trust shall subscribe for such number of Trust Units as is equal to the Trust Elected Amount for a subscription amount equal to the aggregate fair market value of the Enterra Shares in respect of which Shareholders have made a valid election or have been deemed to have elected to receive Trust Units, such subscription amount to be satisfied by: (i) the assignment and delivery by the Commercial Trust to the Trust of the Series A Notes; and (ii) the issuance and delivery by the Commercial Trust of the CT Note to the Trust, in each case immediately following the acquisition by the Commercial Trust of the Series A Notes and the shares of AcquisitionCo pursuant to item (f) below;

(g)

each Shareholder (other than a Dissenting Shareholder) shall sell to the Commercial Trust each of the Enterra Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units from Commercial Trust, in exchange for the delivery and assignment by Commercial Trust to the Shareholder of two Trust Units;

(h)

the Commercial Trust shall subscribe for the Series A Notes and shares of AcquisitionCo for an aggregate subscription amount equal to the fair market value of the Enterra Shares in respect of which Shareholders have made a valid election or have been deemed to have elected to receive Trust Units, such subscription amount to be satisfied by assignment and delivery to AcquisitionCo of all of the Enterra Shares purchased by the Commercial Trust pursuant to item (e) above;

(i)

the Commercial Trust shall assign and deliver the Series A Notes and shall issue the CT Note to the Trust in satisfaction of its obligations under item (d) above;

(j)

each Shareholder (other than a Dissenting Shareholder) shall sell to AcquisitionCo each of the Enterra Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares, in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of two (2.0) Exchangeable Shares; and

(k)

Enterra, Big Horn, Enterra Sask and AcquisitionCo shall be amalgamated and continue as one corporation.

Shareholders (other than Non-Residents, Financial Institutions and Tax-Exempt Shareholders, who shall be deemed to elect to receive only Trust Units) may elect to receive, on the completion of the Arrangement, Trust Units, Exchangeable Shares or a combination thereof for their Enterra Shares, provided that each one Enterra Share must be exchanged for either Trust Units or Exchangeable Shares.  A maximum of 2,000,000 Exchangeable Shares will be issued pursuant to the Arrangement.  No Exchangeable Shares will be issued to Non-Residents, Financial Institutions or Tax-Exempt Shareholders.  See "The Arrangement – Exchangeable Share Election".

Following these exchanges, former Shareholders will own all of the issued and outstanding Trust Units and Exchangeable Shares.  Upon the completion of the Arrangement, an aggregate of 18,935,556 Trust Units will be issued and outstanding, assuming that no Shareholders exercise their right of dissent, that 2,000,000 Exchangeable Shares are issued pursuant to the Arrangement and that all Options and Warrants are exercised prior to the Effective Date.

Shareholders who do not deposit with the Depositary, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form on or before 4:30 p.m. (Calgary time) on or before the last business day prior to the Meeting or any adjournment thereof, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for their Enterra Shares.

Post-Arrangement Structure

Following all of the above mentioned steps:

(l)

former Shareholders will hold all of the issued and outstanding Trust Units and Exchangeable Shares;

(m)

the Trust will hold the CT Note, the Series A Notes and all of the issued and outstanding CT Units;

(n)

the Commercial Trust will own all of the issued and outstanding common shares and preferred shares of New Enterra; and

(o)

New Enterra and Partnerco will be the partners of the Partnership and New Enterra will own, directly or indirectly through the Partnership, all of the existing assets of Enterra and its subsidiaries.

The following diagram illustrates the resulting structure following the completion of the Arrangement and all of the post-Arrangement steps.

- # -

- # -

Notes:

(1)

New Enterra will be the corporation resulting from the amalgamation of Enterra, New Enterra, Big Horn and Enterra Sask pursuant to the Arrangement.

(2)

Unitholders will receive monthly cash Distributions from the net cash flow produced by the assets held, indirectly, by the Trust.  It is anticipated that such Distributions will commence January 15, 2004, assuming the Effective Date is November 25, 2003 and assuming a Distribution Record Date of December 31, 2003.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)

the Arrangement must be approved by the Shareholders voting at the Meeting;

(b)

the Arrangement must be approved by the Court pursuant to the Final Order;

(c)

all conditions precedent to the Arrangement, including those set forth herein, must be satisfied or waived by Enterra; and

(d)

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and a Certificate must be issued by the Registrar.

Approvals

Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On October 24, 2003, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The provisions of the ABCA provide that an arrangement requires Court approval.  If the Arrangement is approved by Shareholders at the Meeting in the manner required by the Interim Order, and subject to the satisfaction or waiver of the conditions precedent to the Arrangement described herein, Enterra will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for November 24, 2003 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street S.W., Calgary, Alberta.  At the hearing, any Shareholders, or any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Enterra a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on November 17, 2003.  Service of such notice shall be effected by service upon the solicitors for Enterra:  McCarthy Tétrault LLP, Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention:  Richard F. McHardy.  See "Notice of Petition".

The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof.  The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Enterra has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, Enterra may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The completion of the Arrangement is subject to a number of conditions which must be satisfied on or before the Effective Date.  These conditions include:

(e)

the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders at the Meeting in accordance with the provisions of the Interim Order;

(f)

there shall not, as of the Effective Date, be Shareholders that hold, in aggregate, in excess of 5% of all Enterra Shares that have validly exercised their rights of dissent under the ABCA and the Interim Order;

(g)

the Final Order shall have been granted in form and substance satisfactory to Enterra;

(h)

all required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Enterra, including, without limitation, conditional approval for listing of the Trust Units issuable pursuant to the Arrangement on the TSX and Nasdaq, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(i)

consents and approvals shall have been obtained from Enterra's principal lenders; and

(j)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)

results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The Enterra Board has resolved that completion of the Arrangement shall not be completed unless all of the above conditions have been satisfied or waived.  Upon the conditions being fulfilled, or waived by the Enterra Board, Enterra intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Enterra Board, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement, to amend the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  See Appendix A for the text of the Arrangement Resolution.

Recommendation of the Enterra Board

The Enterra Board has unanimously concluded that, in its opinion, the Arrangement is in the best interests of Enterra and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution.

The Enterra Board unanimously concurs with the fairness opinion of GMP and GMP's views were an important consideration in the Enterra Board's decision to proceed with the Arrangement.

Each member of the Enterra Board intends to vote all Enterra Shares held by him in favour of the Arrangement Resolution.

Holders of an aggregate of 1,368,837 Enterra Shares, on a diluted basis, (including all of the directors and officers of Enterra) representing 13.08% of the outstanding Enterra Shares have signed a letter agreement pursuant to which each has agreed to vote all of the Enterra Shares beneficially owned by them as at the Record Date for the Meeting in favour of the Arrangement.

Fairness Opinion

The Enterra Board has retained GMP to address the fairness, from a financial point of view, of the consideration to be offered under the Arrangement.  In connection with this mandate, GMP has prepared the Fairness Opinion.  The Fairness Opinion states that, in GMP's opinion, as of October 24, 2003, the consideration to be offered under the Arrangement is fair, from a financial point of view, to Shareholders.  The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix G, "Fairness Opinion of GMP".

Timing

If the Meeting is held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Enterra will apply for the Final Order approving the Arrangement.  If the Final Order is obtained on November 24, 2003 in form and substance satisfactory to Enterra, and all other conditions set forth herein are satisfied or waived, Enterra expects that the Effective Date will be on or about November 25, 2003.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The objective of Enterra is to have the Effective Date occur as soon as practicable after the Meeting.  The Effective Date could be delayed, however, for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order on November 24, 2003.

Exchangeable Share Election

Shareholders (other than Non-Residents, Financial Institutions and Tax-Exempt Shareholders, which will be deemed to elect to receive Trust Units) will be entitled to elect to receive either Trust Units or Exchangeable Shares, or a combination thereof, in consideration for their Enterra Shares.  For certain Shareholders, electing to receive Exchangeable Shares may, based on their particular circumstances, provide for certain tax efficiencies.  Any person considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) and risks associated with such alternatives.  Non-Residents, Financial Institutions and Tax-Exempt Shareholders may receive only Trust Units for their Enterra Shares.

The maximum number of Exchangeable Shares available pursuant to the Arrangement is 2,000,000.  In the event that Shareholders elect to receive an aggregate number of Exchangeable Shares in excess of 2,000,000 such Shareholders will receive, on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.

Holders of Exchangeable Shares (other than holders that are U.S. Persons or residents of countries other than Canada) will be entitled to exchange their Exchangeable Shares at any time for Trust Units in accordance with the Exchange Ratio described below.  The Exchangeable Shares will be automatically exchanged for Trust Units on the third anniversary of the Effective Date.  In certain circumstances, New Enterra has the right to require a redemption of the Exchangeable Shares prior to such third anniversary.  One Exchangeable Share is exchangeable initially for one Trust Unit, subject to adjustment in certain circumstances.  On each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.  Holders of Exchangeable Shares will not receive cash Distributions from New Enterra or the Trust.  Rather, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.  See Appendix H, "Information Concerning New Enterra - Exchangeable Shares".

Procedure for Exchange of Shares

On or before the Election Deadline, Shareholders must complete and deposit the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Enterra Shares with the Depository at one of the offices specified in the Letter of Transmittal and Election Form in order to receive Trust Units or Exchangeable Shares or a combination thereof for their Enterra Shares exchanged under the Arrangement.  Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Enterra Shares are received after the Election Deadline, a depositing Shareholder will be deemed to have elected to receive only Trust Units for all of its Enterra Shares exchanged under the Arrangement.

Shareholders whose Enterra Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit such Enterra Shares.

The use of the mail to transmit certificates representing Enterra Shares and the Letter of Transmittal and Election Form is at each Holder's risk.  Enterra recommends that such certificates and documents be deposited with the Depositary by hand and a receipt therefor be obtained or that registered mail be used.

All signatures on (i) the Letter of Transmittal and Election Form and (ii) certificates representing Enterra Shares must be guaranteed by an Eligible Institution, unless otherwise provided.  In order to receive Trust Units and/or Exchangeable Shares after the Effective Date, Shareholders must deposit their share certificate(s) with the Depositary.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, Canadian counsel for Enterra, the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders who (i) hold Enterra Shares, and will hold any Trust Units and Exchangeable Shares acquired under the Arrangement as capital property for purposes of the Tax Act, and (ii) at all material times deal at arm's length, and are not affiliated, with Enterra, New Enterra and AcquisitionCo for purposes of the Tax Act.  Generally, Enterra Shares, Trust Units and Exchangeable Shares will be considered to be capital property to a holder who does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  Certain Canadian resident Shareholders who might not otherwise be considered to hold their Enterra Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Enterra Shares treated as capital property.

This summary is not applicable to either a Shareholder that is a "financial institution"or a "specified financial institution", as defined for purposes of the Tax Act, or a Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Canadian counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of Enterra Shares, Trust Units and Exchangeable Shares, and except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CCRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder.  Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is resident, or deemed to be resident, in Canada.

Enterra Shares for Trust Units

Where a Shareholder, other than a Dissenting Shareholder, disposes of Enterra Shares to Commercial Trust in exchange for Trust Units under the Arrangement, such shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of the Trust Units so received exceeds (or is less than) the aggregate of (i) such shareholder's adjusted cost base of its Enterra Shares so disposed of, determined immediately before the Effective Time and (ii) any reasonable costs of disposition.  In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by such shareholder on the Enterra Shares to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses" below.

The cost to a Shareholder of Trust Units received in exchange for its Enterra Shares will be equal to the fair market value of such units at the time of the exchange.

Enterra Shares for Exchangeable Shares and Ancillary Rights

Where a Shareholder disposes of Enterra Shares held by such Shareholder to AcquisitionCo in exchange for Exchangeable Shares and Ancillary Rights under the Arrangement, such shareholder will generally be entitled to make a joint election with New Enterra (on behalf of AcquisitionCo) under section 85 of the Tax Act in order to obtain a complete or partial tax deferred "rollover" in respect of such Enterra Shares for the purposes of the Tax Act.

If a Shareholder receiving Exchangeable Shares does not make an election under section 85 of the Tax Act in respect of the Enterra Shares so exchanged for Exchangeable Shares, such Shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate of the fair market value of the Exchangeable Shares and Ancillary Rights received by such Shareholder for such Enterra Shares exceeds (or is less than) the aggregate of (i) the adjusted cost base to such Shareholder of such Enterra Shares, determined immediately before the Effective Time and (ii) any reasonable costs of disposition.  In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by such Shareholder on the Enterra Shares to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses" below.

The cost to a Shareholder of Exchangeable Shares and Ancillary Rights received by such Shareholder under the Plan will be equal to their respective fair market values at the time of the exchange.

A Shareholder who disposes of Enterra Shares in exchange for Exchangeable Shares and Ancillary Rights under the Arrangement may make a joint election with New Enterra (on behalf of AcquisitionCo) in respect of the Enterra Shares so exchanged pursuant to subsection 85(1) of the Tax Act (or, in the case of a shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax deferred "rollover" for the purposes of the Tax Act in respect of those Enterra Shares.  The extent of such rollover will depend on the amount specified in that election (the "Elected Amount") and the adjusted cost base immediately before the Effective Time to such Shareholder of the Enterra Shares so exchanged.  Provided that the aggregate adjusted cost base to such Shareholder of the Enterra Shares exchanged for Exchangeable Shares and Ancillary Rights, and any reasonable costs of disposition, equals or exceeds the fair market value of the Ancillary Rights received for such Enterra Shares, the Shareholder may elect so as not to realize any capital gain on the exchange.  Exchangeable Shares disposed of to Commercial Trust in exchange for Trust Units may not be the subject of an election under section 85 of the Tax Act.  Shareholders who may wish to make an election under section 85 of the Tax Act in respect of Enterra Shares disposed of for Exchangeable Shares are urged to consult their own tax advisors.

In order to make section 85 election, a Shareholder must provide to the Depositary, on behalf of New Enterra, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Shareholder) no later than the [•]th day after the Effective Date, duly completed with the details of the holder's Enterra Shares that were exchanged for Exchangeable Shares and Ancillary Rights and the applicable Elected Amount for the purposes of the election.  The election form will be signed by New Enterra (on behalf of AcquisitionCo) and returned to such Shareholder for filing by the Shareholder with the CCRA (and with applicable provincial tax authorities).  It is the sole responsibility of a Shareholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and timely filing of the forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (or, if the Shareholder is a partnership, Form T2058, entitled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation").  A Shareholder intending to make such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Information Circular in the space provided therein and a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, will be sent to such Shareholder.  Shareholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Where Enterra Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of all members of the partnership.  Such Form T2058 must be accompanied by a list containing the name, address and social insurance number or tax account number of each partner as well as a letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election under section 85 of the Tax Act is made:

1.

the Elected Amount may not be less than the aggregate of the fair market value of the Ancillary Rights received;

2.

the Elected Amount may not be less than the lesser of (i) the adjusted cost base, determined immediately before the Effective Time, of the Enterra Shares disposed of in exchange for Exchangeable Shares and the Ancillary Rights and forming the subject matter of the section 85 election and (ii) the fair market value at that time of the Enterra Shares disposed of in exchange for Exchangeable Shares and Ancillary Rights and forming the subject matter of the section 85 election; and

3.

the Elected Amount may not exceed the fair market value, determined at the Effective Time, of the Enterra Shares disposed of in exchange for Exchangeable Shares and Ancillary Rights and forming the subject matter of the section 85 election.

Where a Shareholder and New Enterra (on behalf of AcquisitionCo) make a joint election under section 85 of the Tax Act, the tax treatment to such shareholder generally will be as follows:

1.

the Shareholder will be deemed to dispose of the subject Enterra Shares for proceeds of disposition equal to the Elected Amount;

2.

if such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with making the exchange, do not exceed the adjusted cost base immediately before the Effective Time to the Shareholder of the holder's Enterra Shares that are the subject matter of the Section 85 election, the Shareholder will not realize any capital gain on the exchange;

3.

if such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with making the exchange, exceed (or are less than) the adjusted cost base immediately before the Effective Time to the Shareholder of the holder's Enterra Shares that are the subject matter of the election, such Shareholder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall).  In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the particular Enterra Shares to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses" below; and

4.

the cost to the Shareholder of the Ancillary Rights received on the exchange will be equal to the respective fair market values thereof at that time, and the cost to the Shareholder of the Exchangeable Shares received on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate of the fair market value of the Ancillary Rights received by such Shareholder on the exchange as consideration for the holder's Enterra Shares.

New Enterra (on behalf of AcquisitionCo) will make an election under section 85 of the Tax Act (and an election under the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Shareholder.  Neither New Enterra nor the Depositary will be responsible for the proper completion or filing of any election.  The Shareholder will be solely responsible for the proper completion and timely filing of the election and, if applicable, the payment of any late filing penalty.  Under the Arrangement, New Enterra (on behalf of AcquisitionCo) will be required only to execute any election that has been completed and executed by a Shareholder and to forward such election by mail (within 120 days after the receipt thereof by the Depositary) to such shareholder.  With the exception of execution of the election by New Enterra (on behalf of AcquisitionCo), compliance with the requirements for a valid election, including selection of the appropriate Elected Amount within the limitations of section 85 of the Tax Act and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Shareholder making the election.  Accordingly, none of New Enterra, AcquisitionCo or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any form of election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

In order for the CCRA to accept a tax election without a late filing penalty being paid by a Shareholder, the election must be received by the CCRA on or before the day that is the earlier of the days on or before which either AcquisitionCo or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs.  AcquisitionCo's taxation year will end immediately before the amalgamation of AcquisitionCo and Enterra.  Thus, the tax election will be due the earlier of six months after the Effective Date and such time as the Shareholder's tax return is due to be filed for the year in which the disposition occurs.  However, regardless of such deadline, the tax election forms of a Shareholder must be received by the Depositary no later than the 120th day after the Effective Date.

Any Shareholder who does not ensure that the Depositary has received a duly completed election no later than the 120th day after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act unless otherwise agreed to by New Enterra (on behalf of AcquisitionCo).  Accordingly, all Shareholders who wish to make a joint election with New Enterra (on behalf of AcquisitionCo) should give their immediate attention to this matter.

Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election under section 85 of the Tax Act.  Shareholders wishing to make the election should consult their own tax advisors.  The comments herein with respect to such elections are provided for general assistance only.  The law in this area is complex and involves numerous technical requirements and issues.

Dissenting Canadian Resident Shareholders

Dissenting Shareholders (see "Rights of Dissent" below) will have their Enterra Shares acquired by Enterra and will be entitled to a cash payment in exchange for such Enterra Shares.  Such Shareholders will generally be deemed to receive a dividend equal to the amount, if any, by which the amount received on the repurchase (the "Repurchase Proceeds") exceeds the paid-up capital of the Enterra Share at that time for the purposes of the Tax Act.  The tax consequences arising from the deemed receipt of such dividend are discussed in the subheading "Taxation of Dividends on Exchangeable Shares" below.  In the case of a Shareholder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Enterra Share.

On the repurchase, the Shareholder will also be considered to have disposed of the Enterra Share for proceeds of disposition equal to the Repurchase Proceeds less the amount of the deemed dividend arising on the redemption. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the repurchase, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Enterra Shares.  In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Enterra Shares, including any dividend that is deemed to be received by the Shareholder on the repurchase, to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses".

Ancillary Rights and Call Rights

A Shareholder who receives Exchangeable Shares under the Arrangement will be required to determine the fair market value of the Ancillary Rights and Call Rights on a reasonable basis for purposes of the Tax Act in computing:

1.

the proceeds of disposition of the Shareholder's Enterra Shares disposed of in exchange for Exchangeable Shares pursuant to the Arrangement;

2.

the Elected Amount in any election by the Shareholder under section 85 of the Tax Act (and any applicable provincial equivalent);

3.

the cost to the Shareholder of the Exchangeable Shares and Ancillary Rights received by such Shareholder pursuant to the Arrangement; and

4.

the Shareholder's proceeds of disposition in respect of the grant of the Call Rights by such Shareholder.

Enterra has advised Canadian counsel that the Ancillary Rights and Call Rights have a nominal value.  If that view is correct, a Shareholder's receipt or grant of such rights will not result in any material Canadian federal income tax consequences.  However, Canadian counsel can express no opinion on factual matters such as this.  If the CCRA were to successfully establish that the Ancillary Rights have more than nominal value, such greater value would be required to be taken into account in determining the proceeds of disposition of the Shareholder's Enterra Shares, the proceeds of disposition deemed to be received by such Shareholder in respect of the grant of the Call Rights by such Shareholder, the Elected Amount in any election under section 85 of the Tax Act (or any applicable provincial equivalent) and the adjusted cost base to such shareholder of the Exchangeable Shares.  If the CCRA were to successfully establish that the Call Rights have more than nominal value, the Shareholder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value.  In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof, if any, attributable to the grant of the Ancillary Rights) will be included in computing the adjusted cost base of the Exchangeable Shares to such shareholder.

Taxation of Capital Gains and Capital Losses

Generally, one half of any capital gain (a "taxable capital gain") realized by a Shareholder or a Unitholder on the disposition of capital property in a taxation year must be included in the income of the holder for the year, and one half of any capital loss (an "allowable capital loss") realized in a taxation year may be deducted from taxable capital gains realized by the holder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A corporation that is throughout a relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized in the particular taxation year.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Taxation of Dividends on Exchangeable Shares

In the case of a holder of Exchangeable Shares who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to Canadian resident individuals who receive taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Exchangeable Shares by a holder that is a corporation will be included in computing the corporation's income and will normally be deductible in computing its taxable income.

A holder that is a "private corporation" as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing such shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act.

A dividend received or deemed to be received by holders of the Exchangeable Shares will not be subject to the 10% tax under Part IV.l of the Tax Act.

Exchange or Redemption of Exchangeable Shares

On the exchange of an Exchangeable Share and related Ancillary Rights by a holder thereof with the Trust for Trust Units, the holder generally will realize a capital gain (or capital loss) equal to the amount by which the aggregate of (a) the fair market value of the Trust Units received by the holder on the exchange and (b) the amount, if any, of declared and unpaid dividends on the Exchangeable Shares paid to the holder at the time (the "Dividend Amount") exceeds (or is less than) the aggregate of (i) the adjusted cost base to the holder of the Exchangeable Share and Ancillary Rights, determined immediately before the exchange and (ii) any reasonable costs of disposition.  In the case of a shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the shareholder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gain and Losses" above.

On the redemption (including a retraction) of an Exchangeable Share by New Enterra, the shareholder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value, at that time, of the Trust Units received by such shareholder from New Enterra on the redemption (the "Redemption Proceeds") plus the Dividend Amount, exceeds the paid-up capital of the Exchangeable Share at that time for the purposes of the Tax Act.  The tax consequences arising from the deemed receipt of such dividend, and the receipt of the Dividend Amount, are discussed in the subheading "Taxation of Dividends on Exchangeable Shares" above.  In the case of a shareholder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Shares.

On the redemption (including a retraction) of an Exchangeable Share, the shareholder will also be considered to have disposed of the Exchangeable Share and related Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption.  The shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of (i) the aggregate adjusted cost base to the shareholder of the Exchangeable Share and Ancillary Rights, determined immediately before the redemption and (ii) any reasonable costs of disposition.  In the case of a shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the shareholder on the Exchangeable Shares, including any dividend that is deemed to be received by the shareholder on the redemption, to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses" above.

The cost to a shareholder of the Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the adjusted cost base of all other Trust Units held by such shareholder as capital property to determine the adjusted cost base to the holder of each Trust Unit.

Status of Exchangeable Shares

Exchangeable Shares may not be qualified investments for purposes of the Tax Act at the Effective Time for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Exempt Plans").  Holders of Exchangeable Shares that may desire to transfer such shares to an Exempt Plan should consult their own advisors with respect to the qualified investment status of the Exchangeable Shares at the time.

Status of the Trust

Enterra has advised Canadian counsel that the Trust expects that it will on the Effective Date and thereafter qualify as a mutual fund trust under the provisions of the Tax Act, will file an election under the Tax Act to be deemed to qualify as a mutual fund trust from inception and will provide on the Effective Date a factual certificate to support such advice.  The balance of the summary assumes that the Trust does and will continue to so qualify.  Enterra has also advised Canadian counsel that it intends to apply to the CCRA for the Trust to be registered as a "registered investment" under the Tax Act from inception, and this summary further assumes that the Trust will be so registered.

The requirements to qualify as a mutual fund trust for purposes of the Tax Act include:

1.

the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

2.

the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units.  In this regard, there must be at least 150 Unitholders, each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500.  A "block" of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25; and

3.

continuously from the time of its creation, all or substantially all of the Trust's property must consist of property other than property that would be "taxable Canadian property" for purposes of the Tax Act.

The Trust has certain restrictions on its activities and its powers and certain restrictions on the holding of taxable Canadian property, such that it is reasonable to expect that the requirements will be satisfied.  However, Canadian counsel can provide no assurances that the requirements will continue to be met.

If the Trust were not to so qualify as a mutual fund trust or were not to be registered as a registered investment from inception, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada.  The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest on the Series A Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year (ii) all interest on the CT Note that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year (iii) the net income of Commercial Trust paid or payable to the Trust in the year and (iv) all amounts in respect of any oil and gas royalties, if any, held by the Trust including any amounts required to be reimbursed to the grantor of the royalty in respect of Crown charges.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income.  The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to pro-ration for short taxation years).  The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above and to the extent permitted under the Tax Act.  An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in that year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount.  Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders.  The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions.  In such circumstances, such net income will be payable to Unitholders in the form of the issuance by the Trust of additional Trust Units ("Reinvested Trust Units").  Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.  A redemption of Trust Units that is effected by a distribution by the Trust to a Unitholder of Series A Notes will be treated as a disposition by the Trust of such Series A Notes for proceeds of disposition equal to the fair market value thereof and may give rise to a taxable capital gain to the Trust.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund").  In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year.  As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.  However, no assurance can be given in this regard.

The Trust will apply to be a "registered investment" under the Tax Act from the Trust's inception.  It may be eligible to be registered if it is a mutual fund trust, and it may have its registration revoked by the CCRA if it ceases to be a mutual fund trust and did not otherwise qualify for registered investment status.  Assuming that the Trust becomes a registered investment, the Trust may be subject to a special tax under Part XI of the Tax Act if it acquires or holds foreign property in excess of the limits provided in the Tax Act or enters into certain agreements to acquire shares of a corporation at a price that may differ from the fair market value of the shares at the time of acquisition.  Based on Enterra's certificate as to certain factual matters and the terms of the Trust Indenture, which restrict its investments in foreign property, the Trust will not become liable for such tax.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act.  The payment of Part XII.2 tax by the Trust may have material adverse tax consequences for certain Unitholders.

Taxation of Unitholders

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act.  Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.  Provided that appropriate designations are made by Commercial Trust and the Trust, such portion of the Trust's net taxable capital gains and taxable dividends, if any, as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The amount of any net taxable capital gains designated by the Trust to a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain.  See "Taxation of Capital Gains and Capital Losses" above.  The non-taxable portion of net realized capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year.  Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year.  However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder).  To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.  See "Taxation of Capital Gains and Capital Losses" above.

The amount of dividends designated by the Trust to a Unitholder will be subject to, among other things, the gross-up and dividend tax credit provisions for Unitholders who are individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.  In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for alternative minimum tax.

Cost of Trust Units

The cost to a Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt.  Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested Trust Units.  This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the respective adjusted cost base of each Trust Unit.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of (i) such Unitholder's adjusted cost base of the Trust Units disposed of, determined immediately before the disposition and (ii) any reasonable costs of disposition.  A redemption of Trust Units in consideration for cash distributed to the Unitholder in satisfaction of the Market Redemption Price, or the issuance of a Redemption Note by the Trust in satisfaction of the Market Redemption Price, will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the principal amount of the Redemption Note, as the case may be.  Where Trust Units are redeemed by the distribution of Series A Notes to the Unitholder, the proceeds of disposition to the Unitholder of such Trust Units will generally be equal to the Trust's cost amount of the Series A Notes so distributed.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder, except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends.  Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.  See "Taxation of Capital Gains and Capital Losses" above.

The cost to a Unitholder of any Series A Notes distributed to the Unitholder by the Trust on a redemption of Trust Units will be equal to the fair market value of such Series A Notes at the time of distribution, excluding any accrued interest thereon.  Such a Unitholder will be required to include in income interest on such Series A Notes (including interest that had accrued to the date of distribution of the Series A Notes to the Unitholder) in accordance with the provisions of the Tax Act.  To the extent that the Unitholder is required to include in income any interest that had accrued to the date of distribution of the Series A Notes, an offsetting deduction will be available in computing the Unitholder's income from the Trust.

A Unitholder will be required to include in income interest on the Redemption Notes in accordance with the provisions of the Tax Act.

A Unitholder that is corporation that is throughout a relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and interest.

Tax-Exempt Unitholders

Provided that the Trust qualifies as a "mutual fund trust" or is a "registered investment" for purposes of the Tax Act at a particular time, the Trust Units will be qualified investments for Exempt Plans.  If the Trust ceases to qualify as a mutual fund trust and the Trust's registration as a registered investment under the Tax Act is revoked, the Trust Units will cease to be qualified investments under the Tax Act for Exempt Plans.  Where, at the end of a month, an Exempt Plan holds Trust Units or other properties that are not qualified investments, the Exempt Plan may, in respect of that month, be required to pay a tax under Part XI.1 of the Tax Act.

Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Trust Units.  However, where an Exempt Plan receives trust property as a result of a redemption of Trust Units, some or all of such property may not be qualified investments under the Tax Act for the Exempt Plans and could, as discussed above, give rise to adverse consequences to the Exempt Plans (and, in the case of registered retirement savings plans or registered retirement income funds, to the annuitants thereunder).  Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights thereunder.

Based on Enterra's certificate as to certain factual matters, provided that the Trust is a "mutual fund trust" and restricts its holdings of foreign property within the limits provided under the Tax Act (30% based on cost in 2003), or the Trust is a "registered investment" within the meaning of the Tax Act (see "Taxation of the Trust" above), the Trust Units will not constitute foreign property for Exempt Plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act.  Registered education savings plans are not subject to tax under Part XI of the Tax Act.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Enterra Shares or Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Exchange of Enterra Shares for Trust Units

A Non-Resident Holder will be subject to taxation in Canada in respect of a disposition of Enterra Shares only to the extent such shares constitute "taxable Canadian property", as defined in the Tax Act, and the Non-Resident Holder is not afforded relief under an applicable income tax treaty or convention.

Enterra Shares will normally not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Enterra at any time during the 60-month period preceding the particular time and (ii) such shares are not otherwise deemed to be taxable Canadian property for purposes of the Tax Act.

A Non-Resident Holder of Enterra Shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the exchange of Enterra Shares for Trust Units.  A Non-Resident Holder that is a Dissenting Shareholder will be subject to Canadian non-resident withholding tax (see "Dissenting Non-Resident Holders").

A Non-Resident Holder whose Enterra Shares constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the exchange of such shares equal to the amount by which the aggregate fair market value of the Trust Units so received exceeds (or is less than) the aggregate of (i) such shareholder's adjusted cost base of its Enterra Shares so exchanged, determined immediately before the Effective Time and (ii) any reasonable costs of disposition.  In the case of a Non-Resident Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by such shareholder on the Enterra Shares to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" below.

The cost to a Non-Resident Holder of the Trust Units received in exchange for their Enterra Shares will be equal to the fair market value of such units at the time of receipt.

Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property

Generally, one half of any capital gain (a "taxable capital gain") realized by a Non-Resident Holder on a disposition of taxable Canadian property in a taxation year must be included in the income of the Non-Resident Holder for the year, and one half of any capital loss (an "allowable capital loss") realized by a Non-Resident Holder on a disposition of taxable Canadian property in a taxation year may be deducted from taxable capital gains realized by the Non-Resident Holder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

In certain cases where a Non-Resident Holder realizes a capital gain from a disposition of property that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.  Conversely, the amount of any capital loss resulting from the disposition of such property may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax treaty or convention.  Shareholders who are Non-Resident Holders are advised to consult with their tax advisors regarding the application of any applicable income tax treaty or convention.

If a Non-Resident Holder disposes of taxable Canadian property, the Non-Resident Holder is required to file a Canadian income tax return for the taxation year in which such disposition occurs.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises dissent rights will be deemed to receive a dividend in the manner described above under "Dissenting Canadian Resident Shareholders".  The amount of the deemed dividend will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under any applicable tax treaty.  Where the Enterra Shares constitute taxable Canadian property to the Non-Resident Holder, the Non-Resident Holder will realize a capital gain or loss as described above under the heading "Dissenting Canadian Resident Shareholders".  The tax treatment of capital gains and losses is described above under the Heading "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property".

Taxation of the Trust

The tax treatment of the Trust under the Tax Act is as generally described above under "Residents of Canada – Taxation of the Trust".  If the Trust ceases to qualify as a mutual fund trust for purposes of the Tax Act, the Trust may be required to pay tax under Part XII.2 of the Tax Act.  The payment of Part XII.2 tax by the Trust may have adverse tax consequences to certain Unitholders.

Taxation of Income from Trust Units

All income of the Trust determined in accordance with the Tax Act (except taxable capital gains) paid or credited by the Trust in a taxation year to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction of such rate under an applicable income tax treaty or convention, whether such income is paid or credited in cash or in Reinvested Trust Units.  See "Residents of Canada – Taxation of the Trust" above.  Provided that certain conditions are satisfied, the rate of Canadian withholding tax may be reduced to nil in respect of amounts that are paid or credited by the Trust to a Non-Resident Holder as income of or from the Trust where the amount that can reasonably be regarded as being derived from interest that would not have been subject to Canadian withholding tax under the Tax Act had the interest been paid directly to the Non-Resident Holder instead of to the Trust.

Taxable capital gains realized by the Trust and paid or payable by the Trust in a taxation year to a Non-Resident Holder will generally be deemed to be taxable capital gains of the Non-Resident Holder from the disposition of capital property and may be subject to tax under the Tax Act.  See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" above.

The cost to a Non-Resident Holder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt.  Reinvested Trust Units issued to a Non-Resident Holder as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested Trust Units for purposes of the Tax Act.  This cost will be averaged with the adjusted cost base of all other Trust Units held by the Non-Resident Holder as capital property in order to determine the respective adjusted cost base of each Trust Unit.

Disposition of Trust Units

Upon a redemption of Trust Units, a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under any applicable tax treaty or convention, of the amount that is the Non-Resident Holder's share of taxable capital gains realized by the Trust as a result of the redemption (other than taxable capital gains that are paid or payable to the Non-Resident Holder by the Trust under the Tax Act) and of any accrued interest on the Series A Notes that is transferred to the Non-Resident Holder on the redemption.

Taxable capital gains realized by the Trust on a disposition of Series A Notes to a Non-Resident Holder on a redemption of Trust Units, which are paid or payable by the Trust in a taxation year to a Non-Resident Holder will generally be deemed to be taxable capital gains of the Non-Resident Holder from the disposition of capital property and may be subject to tax under the Tax Act.  See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" above.

A Non-Resident Holder will be subject to taxation in Canada in respect of a capital gain or capital loss realized on the disposition of Trust Units only to the extent such units constitute "taxable Canadian property", as defined in the Tax Act, and the Non-Resident Holder is not afforded relief under an applicable income tax treaty or convention.

Trust Units will normally not be taxable Canadian property at a particular time provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time (ii) the Trust is a mutual fund trust at the time of the disposition, and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder of Trust Units that are not taxable Canadian property will not be subject to tax under the Tax Act on the redemption or disposition of such units.

A Non-Resident Holder whose Trust Units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such units equal to the amount by which the proceeds of disposition exceeds (or is less than) the aggregate of (i) such Unitholder's adjusted cost base of its Trust Units so redeemed or disposed, determined immediately before the redemption or disposition and (ii) any reasonable costs of disposition.  A redemption of Trust Units in consideration for cash distributed to the Non-Resident Holder in satisfaction of the Market Redemption Price, or the issuance of a Redemption Note by the Trust in satisfaction of the Market Redemption Price, will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the principal amount of the Redemption Note, as the case may be.  Where Trust Units are redeemed by the distribution of Series A Notes to the Non-Resident Holder, the proceeds of disposition to the Non-Resident Holder of such Trust Units will generally be equal to the Trust's cost amount of the Series A Notes so distributed.

Where a Non-Resident Holder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Non-Resident Holder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder, except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends.  Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.  See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" above.

The cost to a Non-Resident Holder of any Series A Notes distributed to the Non-Resident Holder by the Trust on a redemption of Trust Units will be equal to the fair market value of such Series A Notes at the time of distribution, excluding any accrued interest thereon.

United States Federal Income Tax Considerations

The following summary discusses the principal United States federal income tax considerations of the Arrangement that are generally applicable to a holder of Enterra Shares who is a citizen or resident of the United States, who is a corporation, partnership or other entity that is created or organized in or under the laws of the United States, who is subject to United States federal income tax on a net income basis with respect to Enterra Shares or who will be subject to United States federal income tax on a net income basis with respect to Trust Units that are acquired in the Arrangement (a "U.S. Holder''). The statements of legal conclusion as to United States federal income tax matters that are set out herein, but not statements as to other legal conclusions, facts, or other matters such as the expectations or intentions of Enterra are the opinion of Baker Botts L.L.P., special U.S. tax counsel to Enterra.

This summary does not purport to be a complete description of all of the United States federal income tax considerations that may be relevant to a U.S. Holder. In particular, this summary deals only with U.S. Holders who hold Enterra Shares as a capital asset immediately prior to the Arrangement and who will hold Trust Units that are acquired in the Arrangement as a capital asset. This summary does not address the tax treatment of U.S. Holders who are subject to special tax rules, such as banks, insurance companies, securities dealers, tax exempt entities, who hold Enterra Shares or Trust Units as part of an integrated investment (including a "straddle'', "conversion transaction'', "hedge'' or "constructive sale''), who hold Enterra Shares or Trust Units in a cross-border tax arbitrage transaction or other arrangement where the expected economic profit is insubstantial compared to the foreign tax credits generated, who hold or who have held 10 percent or more of the Enterra Shares, who acquire five percent or more of the Trust Units when the Arrangement occurs, or whose functional currency is not the U.S. dollar. Nor does this summary discuss the United States federal income tax considerations for a partner in a partnership which holds Enterra Shares or Trust Units.

This summary assumes that the Arrangement is implemented as described in this Information Circular, is based on the Internal Revenue Code of 1986, as amended (on occasion, the "Internal Revenue Code"), the Treasury regulations promulgated thereunder, judicial decisions and administrative authorities, all in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, and assumes that all of the transactions that are part of the plan of the Arrangement are described herein and the accuracy of certain other matters that are identified herein. Because there is no authority as to the United States federal income tax consequences of a transaction that is substantially the same as the Arrangement or as to instruments that are substantially the same as Series A Notes, there can be no assurance that the Internal Revenue Service will not challenge some or all of the conclusions that are set out herein.

U.S. Holders of Enterra Shares should consult their own advisors as to the tax consequences to them of the Arrangement and of the ownership and disposition of Trust Units in light of their particular circumstances, including the effect of any state, local or other national laws and should take into account the fact that the cost of any controversy with the Internal Revenue Service as to the United States federal income tax consequences of the Arrangement could be substantial.

United States Federal Income Tax Consequences of the Arrangement

This section generally assumes that the Trust is a partnership for United States federal income tax purposes, as it will be if certain factual matters are, as is expected, favorably resolved, see "Ownership of Trust Units – Partnership Status", and that Commercial Trust is disregarded for such purposes because Trust will be its only equity owner and Commercial Trust will file (and not revoke) an election to such effect with the Internal Revenue Service.

A U.S. Holder of Enterra Shares will not recognize gain or loss for United States federal income tax purposes on its transfer of Enterra Shares to Commercial Trust in exchange for Trust Units because the transfer of Enterra Shares to Commercial Trust (it is disregarded) will be treated for United States federal income tax purposes as a transfer to the Trust (which is to be classified as a partnership for such purposes as is noted above) in exchange for Trust Units. Each U.S. Holder will hold the Trust Units that it so receives with a holding period that includes the holding period of the Enterra Shares that it transferred to Commercial Trust and with an aggregate basis that is equal to its aggregate adjusted basis in such Enterra Shares.

Commercial Trust will receive the common shares of AcquisitionCo, preferred shares of AcquisitionCo the Series A Notes without the recognition of gain or loss by Commercial Trust, the Trust or the U.S. Holders of Trust Units on its transfer of Enterra Shares to AcquisitionCo.  The Series A Notes are so received without the recognition of gain or loss because they will be classified (based on an analysis of certain authorities) as stock for United States federal income tax purposes since they are payable at the option of AcquisitionCo in AcquisitionCo common shares.  After the amalgamation of Enterra into AcquisitionCo (AcquisitionCo is referred to as New Enterra after the amalgamation), New Enterra will succeed to the earnings and profits of Enterra, but it will not then have available to it information as to the amount thereof.  No income is recognized by Trust when Commercial Trust transfers the Series A Notes to the Trust because Commercial Trust is disregarded for United States federal income tax purposes.

The preceding discussion is based on an analysis that concludes that New Enterra is either the continuation of Enterra (in which case there are no asset transfers by Enterra for United States federal income tax purposes) or New Enterra is the successor in a reorganization to Enterra (in which case Enterra is deemed to make nontaxable transfers of its assets to New Enterra and then to liquidate). If the Internal Revenue Service were successfully to take the position that the Arrangement should be taxed in accordance with its form, that is, as a transfer by the Trust of Enterra Shares to AcquisitionCo, then no gain or loss is recognized by Commercial Trust, the Trust or the U.S. Holders of Trust Units on that transfer except that a U.S. Holder who owns (indirectly through the Trust or under certain attribution rules) more than five percent of the "vote or value" of the stock of AcquisitionCo immediately after such transfer may have to file with the Internal Revenue Service a "five year gain recognition agreement" pursuant to certain Treasury regulations in order to avoid recognizing all of its share of the gain that the Trust realized by reason of such stock transfer. Such a U.S. Holder should consult with its own tax advisors as to such matter.

A U.S. Holder who dissents from the Arrangement and who receives cash in exchange for its Enterra Shares will be treated for United States federal income tax purposes as having received such cash in redemption of such Enterra Shares. Such amount will be deemed to be received in exchange for such Enterra Shares only if the U.S. Holder sufficiently reduces its direct and indirect interest in Enterra contemporaneously with the redemption. If any such redemption is not treated as an exchange, then the amount of cash that is received from Enterra would be a dividend to the extent of the U.S. Holder's share of the current or accumulated earnings and profits of Enterra, a nontaxable recovery of basis and finally gain from the sale of the Enterra Shares. Each such U.S. Holder should discuss with its tax advisors the United States federal income tax consequences of dissenting from the Arrangement.

Ownership of Trust Units

The balance of this discussion of the United States federal income tax consequences of the ownership and disposition of Trust Units by a U.S. Holder is subject to the limitations that are set out at the beginning of "United States Federal Income Tax Considerations", the assumption that Commercial Trust is disregarded for the reasons that are set out in "United States Federal Income Tax Consequences of the Arrangement", the assumption that the Trust's activities are limited to the ownership of the Series A Notes, certain royalty interests (the "Royalty") that it may acquire over time, all of the CT Units and the CT Note and that Commercial Trust's activities are limited to the ownership of the common shares and preferred shares of New Enterra, and the assumption that the Trust will not incur any material amount of debt or other liabilities so that the effect of any such debt or liabilities is not discussed below.

Partnership Status

The Trust will be classified as a partnership for United States federal income tax purposes so long as the Trust makes an election (that it does not revoke) to be treated as a partnership for such purposes and for each taxable year of the Trust more than 90 percent of the Trust's gross income is income from the marketing (other than to end users at a retail level) of gas, oil and products thereof or is other "qualifying income," within the meaning of Section 7704(d) of the Internal Revenue Code. Enterra expects that the Trust will make such election and believes that the Trust will satisfy the qualifying income test for 2003 and each later year but there can be no assurance in that regard.

If less than 90 percent of the Trust's gross income is qualifying income in one of its taxable years (other than a failure that is determined by the Internal Revenue Service to be inadvertent and that is cured within a reasonable time after discovery), the Trust would become a foreign corporation for United States federal income tax purposes as of the first day of such taxable year and a U.S. Holder of Trust Units will recognize gain, but not loss, on a deemed surrender of its Trust Units as of the first day of that taxable year in exchange for stock in that foreign corporation. Thereafter, the Trust would be treated as a corporation for such purposes, and its items of income, gain, loss, deduction and credit would not pass through to the holders of Trust Units. In addition, any distribution that the Trust thereafter makes to a holder of Trust Units would be a dividend to the extent of the current or accumulated earnings and profits of the Trust, a nontaxable recovery of basis in its Trust Units, and then gain from the sale of such Trust Units.

Partner Status

A U.S. Holder of Trust Units will be treated as a partner of the Trust for United States federal income tax purposes. However, a U.S. Holder whose Trust Units have been lent to another person, such as a short seller in order to complete a short sale, would appear to lose its status as a partner with respect to those Trust Units. In that event, none of the following discussion would apply with respect to those Trust Units and any payment that it receives as a result of any such transfer may have a different source and character than would be the case if such person had not transferred those Trust Units. A U.S. Holder who wishes to assure its status as a partner of the Trust should modify any applicable brokerage account agreement to prohibit its brokers from lending its Trust Units.

The discussion below assumes that the Trust will be treated as a partnership for federal income tax purposes, and references to gross income or to items of income, gain, loss, deduction and credit therein are to gross income and to such items as determined for United States federal income tax purposes.

Flow-through of Items of Income, Gain, Loss, Deduction and Credit

A U.S. Holder will include in each of its taxable years its share of the Trust's items of income, gain, loss, deduction and credit and certain deductions in respect of depletion in respect of the Royalty for each of the Trust's taxable years that ends within or with such U.S. Holder's taxable year on its own United States federal income tax return in order to determine its liability for United States federal income tax whether or not the Trust makes any distribution to it. Such items of income, gain, loss, deduction and credit will be determined on United States federal income tax principles and will as a general matter retain their character and source as they flow through the Trust to the holders of Trust Units. The use by a holder of Trust Units of certain of the Trust's items of deduction, loss and credit will be limited as is discussed below.

As a result, a U.S. Holder whose taxable year is not the same as the taxable year of the Trust and who disposes of all of its Trust Units after the close of its taxable year but before the end of the Trust's taxable year (which is expected to end on December 31) will be required to include in income for its then taxable year its share of more than one year of the Trust's items of income, gain, loss, deduction and credit. See "Disposition of Trust Units-Allocations Between Transferors and Transferees."

A U.S. Holder's share of the Trust's items of income, gain, loss, deduction and credit will, as a general matter, be its percentage interest in the Trust of such items provided that any gain or loss that the Trust recognizes at any time that is attributable to the difference between the fair market value of the New Enterra common shares, the New Enterra preferred shares or the Series A Notes and the adjusted basis thereof at the time that the Arrangement occurs will be allocated under Section 704(c) of the Internal Revenue Code to the U.S. Holder who transferred the Enterra Shares to the Trust to which such difference is identified. See "The Trust's Items of Income, Gain, Loss, Deduction and Credit – New Enterra Common Shares, New Enterra Preferred Shares  and Series A Notes". The Section 754 election that the Trust is to make will generally permit any purchaser of Trust Units to have an offsetting item of deduction or income, as the case may be, and thereby to avoid the effect of any difference between value and basis in any such New Enterra stock instrument.

If the Trust issues additional Trust Units in the future, then it may make "reverse Section 704(c) allocations" under the remedial method with respect to some or all of its then assets so that the purchasers of such Trust Units will be allocated deductions in respect of the Royalty (and the then holders of Trust Units will be allocated offsetting income items) and its other assets so that the holders of such new Trust Units will perceive the then assets of the Trust as having adjusted basis that is equal to the fair market value of those assets at the time of the issuance of such additional Trust Units. The pre issuance holders of the Trust Units will share in any deductions that are generated by the property that is acquired by Trust with the proceeds of the offering. Enterra expects that the Trust will not make remedial allocations for the benefit of holders of Trust Units that are issued when Exchangeable Shares are converted into Trust Units.

Trust's Items of Income, Gain, Loss, Deduction and Credit

The Trust's items of income, gain, loss, deduction and credit will consist principally of income realized in respect of payments on the Royalty and payments on the Series A Notes and distributions on the New Enterra common shares and the New Enterra preferred shares. Because Commercial Trust is disregarded for United States federal income tax purposes, its equity and debt that are held by the Trust, that is, the CT Units and the CT Note, are disregarded and the assets that Commercial Trust holds (that is, the New Enterra common shares and the New Enterra preferred shares) are deemed to be owned by Trust. It is possible, but Enterra does not expect, that the Trust will at some future time recognize gain or loss in respect of the sale or other disposition of the Royalty, the Series A Notes, the New Enterra Common Shares or the New Enterra preferred shares.

New Enterra common shares, New Enterra preferred shares and the Series A Note

The distributions that are paid by New Enterra with respect to the New Enterra common shares and the New Enterra preferred shares and interest payments that are made on the Series A Notes will be a dividend to the extent that any such amount is distributed out of New Enterra's current or accumulated earnings and profits. The payments on the Series A Notes are subject to these rules that apply to stock because they are classified as stock for United States federal income tax purposes. No such dividend will be eligible for the dividends received deduction that is generally allowed in respect of dividends that are paid by certain domestic corporations. A distribution that is not a dividend because it is in excess of such earnings and profits will reduce the Trust's basis in the New Enterra common shares, the New Enterra preferred shares or the Series A Notes in respect of which such distribution was made to the extent of such basis, and any balance would be a gain on the sale of such New Enterra common shares, New Enterra preferred shares or Series A Notes.

The Trust will immediately after the Arrangement hold for United States federal income tax purposes each block of New Enterra common shares, New Enterra preferred shares and Series A Notes that were distributed in respect thereof with a holding period that includes the holding period of the predecessor Enterra Shares in the hands of the U.S. Holder transferor and with basis that is equal to the basis of the Enterra Shares from which the shares of New Enterra in that block originated in the Arrangement.  Such aggregate basis is divided between the New Enterra common shares, the New Enterra preferred shares and such portion of the Series A Notes in proportion to the fair market value thereof immediately after the Arrangement occurs.

If New Enterra receives an opinion of its Canadian tax counsel that there is more than an insubstantial risk that New Enterra would be denied the deduction for Canadian income tax purposes of interest that is paid or is payable on the Series A Notes, then New Enterra may seek to amend the Series A Notes so as to eliminate, or reduce, the risk that New Enterra cannot deduct for Canadian income tax purposes the interest on the Series A Notes. If an amendment causes the Series A Notes to be classified as debt for United States federal income tax purposes, then the amended Series A Notes (then classified as debt) would be deemed to have been distributed by New Enterra in redemption of the pre amendment Series A Notes (classified as stock prior to the amendment). Amounts that are paid in such a redemption or in any other redemption of the Series A Notes will be a dividend to the extent of certain current or accumulated earnings and profits of New Enterra, then a nontaxable recovery of basis in the Series A Notes and then gain on a sale of such Series A Notes.

Although Enterra does not expect that the Trust will sell or otherwise dispose of any of the shares of New Enterra, any gain or loss that is recognized on any such sale or other disposition (which would equal in amount to the amount realized on such sale reduced by the Trust's adjusted basis of the Enterra Shares) would be a long-term capital gain or loss if the holding period of the shares of New Enterra is more than one year at the time of the sale or exchange. If the Trust sells some of the Series A Notes or the New Enterra preferred shares (each is Section 306 stock for United States federal income tax purposes) and does not terminate its entire stock interest in New Enterra (taking into account the constructive ownership rules of Section 318(a) of the Internal Revenue Code in that transaction), then the Trust will calculate gain or loss, character and source with respect to the sale or exchange of the Series A Notes  or the New Enterra preferred shares, as the case may be, under the rules of Section 306 of the Internal Revenue Code unless it is established to the satisfaction of the Internal Revenue Service that the acquisition of the Series A Notes and the New Enterra preferred shares, as the case may be, and the disposition thereof was not in pursuance of a plan having as one of its principal purposes the avoidance of United States federal income tax. If the Section 306 rules apply, then some or all of the amount that is realized by the Trust on the sale or other disposition of the Series A Notes or the New Enterra preferred shares will be treated as ordinary income (and as a dividend if the income is recognized prior to the end of 2008) to the extent that the receipt of Series A Notes or the New Enterra preferred shares in the Arrangement would have been treated as a dividend if money had been received from AcquisitionCo when the Arrangement occurs in lieu of such New Enterra preferred shares or series A Notes.  Enterra has not made a calculation of its earnings and profits for United States federal income tax purposes and will not be able immediately after the Arrangement occurs to identify the amount that would be a dividend if cash were distributed in lieu of Series A Notes or the New Enterra preferred shares when the Arrangement occurs.

Royalty Income

Any amount that the Trust receives in respect of the Royalty will flow through the Trust as ordinary income subject to deductions for cost depletion (but not percentage depletion). The Trust will determine cost depletion in respect of the Royalty by allocating at the end of each of its taxable years its adjusted basis in the Royalty over its estimate of the remaining units that are to be produced from the Royalty at the beginning of the taxable year and deducting the portion of such adjusted basis that is allocated to the units that were produced in such taxable year.  Enterra is not in a position to estimate the portion of the Trust's Royalty income from the Royalty that will be sheltered from United States federal income tax by cost depletion deductions in any given year.

 Upon a disposition of all or a part of the Royalty in a taxable transaction, the Trust will recognize gain or loss in an amount that is equal to the difference between the amount realized and the Trust's adjusted basis in the Royalty. All or a portion of any gain, determined by reference to the amount of depletion previously deducted, will be subject to the recapture as ordinary income to the extent of depletion deductions that were theretofore claimed.

Limitations on Deductibility of Trust Deductions and Losses

The following discusses certain limitations on the deduction by a U.S. Holder of its share of certain Trust deductions and losses.

Adjusted Basis and At Risk Limitations

The deduction by a U.S. Holder of its share of the Trust's deductions and losses will be limited in the first instance to its adjusted basis in its Trust Units and, in the case of an individual holder of Trust Units or a corporate holder of Trust Units, if more than 50 percent of the value of the corporate holder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, will also be limited to the amount for which the holder of Trust Units is considered to be "at risk" with respect to the Trust's activities. A holder of Trust Units must recapture deductions allowed in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Deductions and losses that are disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a Trust Unit, any gain recognized by a holder of Trust Units can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain and that was previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a holder of Trust Units will be at risk to the extent of the adjusted basis of its Trust Units  reduced by any amount of money it borrows to acquire or hold its Trust Units, if the lender of those borrowed funds owns an interest in the Trust, is related to the holder of the Trust Units or can look only to the Trust Units for repayment. A holder's at risk amount will increase or decrease as the tax basis of the holder's Trust Units increases or decreases.

Passive Loss Limitations

So long as the Trust's activities are limited to owning, for United States federal income tax purposes, the New Enterra common shares, the New Enterra preferred shares, the Series A Notes, and the Royalty (Commercial Trust, which owns the New Enterra common shares and the New Enterra preferred shares is disregarded for United States federal income tax purposes), then the Trust should not be subject to the passive loss limitations so long as the Royalty is a royalty for United States federal income tax purposes.  An oil and gas interest is, for such purposes, a royalty and not an operating interest so long as the owner of such interest does not bear the costs of development or operation.  If the Royalty were to be an operating interest then any income and loss therefrom could be subject to the passive loss rules. If the Trust were so subject to the passive loss rules, then the individuals, estates, trusts and some closely-held corporations and personal service corporations could utilize the Trust's losses that are passive losses only to offset passive income that the Trust generates in the future and such passive losses could be deducted in full when it disposes of its entire investment in the Trust in a fully taxable transaction with an unrelated party. In any event, any income from the New Enterra common shares, the New Enterra preferred shares and the Series A Notes should be portfolio income.

Limitations on Investment Interest Deductions

The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The Internal Revenue Service has announced that Treasury regulations will be issued that characterize net passive income (the Trust may not have any such income) from a publicly traded partnership (such as the Trust) as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of the Trust's portfolio income will be treated as investment income.

Distributions

General

Distributions by the Trust that a U.S. Holder of Trust Units receives will generally not be taxable to it for United States federal income tax purposes so long as the distribution does not exceed its adjusted basis in its Trust Units immediately before the distribution. Any such cash distribution that is in excess of adjusted basis will generally be considered to be gain from the sale or exchange of the Trust Units. See "Disposition of Trust Units".  To the extent the Trust's distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, it must recapture any losses deducted in previous years. See "Limitations on Deductibility of Trust Deductions and Losses – Adjusted Basis and At Risk Limitations".

Enterra has not estimated the ratio of a unitholder's share of the Trust distributions to such unitholder's allocation of net taxable income, if any, from the Trust.

A non-pro rata distribution of money or property (such as would occur if the Trust were to redeem Trust Units) may result in ordinary income to a U.S. Holder, regardless of its tax basis in its Trust Units, if the distribution reduces a U.S. Holder's share of depletion recapture or other "Section 751 Assets." To that extent, it will be treated as having been distributed its proportionate share of the Section 751 Assets and having exchanged those assets with the Trust in return for the non-pro rata portion of the actual distribution made to him. Any such deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Adjusted Basis of Trust Units

The initial adjusted basis of a U.S. Holder in its Trust Units that are acquired in the Arrangement will be the adjusted basis thereof in the Enterra Shares that are transferred to the Trust in the Arrangement.  See "United States Federal Income Tax Consequences of the Arrangement." That basis of a U.S. Holder will be increased by its share of the Trust's income and will be decreased, but not below zero, by distributions from the Trust and by its share of the Trust's losses, and by its share of the Trust's expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Disposition of Trust Units

Recognition of Gain or Loss

A U.S. Holder will recognize gain or loss on a sale or other taxable disposition of Trust Units that is equal in amount to the amount realized reduced by its adjusted basis for the Trust Units that were sold. A U.S. Holder 's amount realized will be measured by the sum of the cash or the fair market value of other property received by it.

Prior distributions from the Trust in excess of cumulative net taxable income for a Trust Unit that decreased a unitholder's tax basis in that Trust Unit will, in effect, become taxable income if the Trust Unit is sold at a price greater than the unitholder's tax basis in that Trust Unit, even if the price received is less than its original cost.

Except as noted below, gain or loss recognized by a U.S. Holder, other than a "dealer" in Trust Units, on the sale or exchange of a Trust Unit that was held for more than one year will generally be taxable as capital gain or loss. Capital gain that is recognized by an individual on the sale of Trust Units held more than one year will generally be taxed at a maximum rate of 15 percent. However, a portion of any such gain, which could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depletion recapture. Ordinary income attributable to depletion recapture or other Section 751 assets may exceed net taxable gain realized upon the sale of a Trust Unit and may be recognized even if there is a net taxable loss realized on the sale of such a Trust Unit. Thus, a U.S. Holder may recognize both ordinary income and a capital loss upon a sale of Trust Units. The ability of a U.S. Holder to deduct capital losses other than against capital gains is limited.

The Internal Revenue Service has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury regulations allow a selling U.S. Holder who can identify Trust Units transferred with an ascertainable holding period to elect to use the actual holding period of the Trust Units transferred. Thus, according to the ruling, a U.S. Holder will be unable to select high or low basis Trust Units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific Trust Units for purposes of determining the holding period of Trust Units transferred. A U.S. Holder electing to use the actual holding period of Trust Units transferred must consistently use that identification method for all subsequent sales or exchanges of Trust Units. A U.S. Holder considering the purchase of additional Trust Units or a sale of Trust Units purchased in separate transactions should consult its tax advisor as to the possible consequences of this ruling and of the regulations.

The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as Trust Units, in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enters into a short sale, an offsetting notional principal contract; or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

Allocations Between Transferors and Transferees

Enterra expects that the Trust will determine its taxable income and losses annually, prorate such annual numbers on a monthly basis and apportion such annual numbers among the holders of Trust Units in proportion to the number of Trust Units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss that is realized on a sale or other disposition of Trust assets other than in the ordinary course of business will be allocated among the holders of Trust Units on the date in the month in which that gain or loss is recognized. As a result, a U.S. Holder who transfers Trust Units may be allocated income, gain, loss and deduction realized after the day of transfer.

The use of this method may not be permitted under existing Treasury regulations. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of a U.S. Holder's interest in the Trust, then the Trust's taxable income or losses might be reallocated among the holders of Trust Units. The Trust may revise its method of allocation between unitholders to conform to a method permitted under future Treasury regulations.

Section 754 Election

The Trust will make the election permitted by Section 754 of the Internal Revenue Code. The election, which is irrevocable without the consent of the Internal Revenue Service, will generally permit the Trust to adjust a Trust Unit purchaser's tax basis in the Trust assets under Section 743(b) of the Internal Revenue Code to reflect its purchase price. The principal effect of this election is to allow to a purchaser of a Trust Unit depletion deductions in respect of the Royalty that reflects its then value. It will also eliminate the effect as to such purchaser of any difference between fair market value and adjusted basis of the Trust in the New Enterra common shares, the New Enterra preferred shares and Series A Notes immediately after the Arrangement occurs. This election does not apply to a person who purchases Trust Units directly from the Trust.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of the Trust's assets and other matters. Although the Trust may consult from time to time with professional appraisers regarding valuation matters, the Trust will make many of the fair market value determinations itself. The Trust's estimates of fair market value are subject to challenge and will not bind the courts or the Internal Revenue Service. If such estimates are incorrect, then a holder of Trust Units may have to adjust its United States federal income tax return and could be subject to penalties.

Notification Requirements

A purchaser of Trust Units other than an individual who purchases through a broker is required to notify the Trust in writing of that purchase within 30 days after the purchase. The Trust is required to notify the Internal Revenue Service of that transaction and to furnish specified information to the transferor and transferee. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

The Trust will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50 percent or more of the total interests in the Trust's capital and profits within a 12-month period. A constructive termination results in the closing of the Trust's taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of the Trust's taxable year may result in more than 12 months of the Trust's taxable income or loss being includable in its taxable income for the year of termination. The Trust would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A termination could also result in penalties if the Trust were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the Trust to, any tax legislation enacted before the termination.

Tax Rates and Creditability of Certain Canadian Income Taxes.

General

As general matter, the character and source of a U.S. Holder's share of the items of the income, gain, loss, deduction and credit of the Trust is determined at the Trust level and flows through the Trust to each such U.S. Holder in determining its liability for United States federal income tax including any effect of the alternative minimum tax. Each U.S. Holder should consult with its tax advisors as to the impact of holding Trust Units on its liability for the United States federal income tax and the alternative minimum tax.  The rules as to the use of foreign income taxes as credits are complex, the following discussion is only a summary of a portion thereof, and a U.S. Holder should discuss these matters with its own tax advisors.

United States Federal Income Tax Rates

A U.S. Holder's share of the Trust's oil and gas production is treated as ordinary income subject to cost depletion. Such ordinary income is generally subject to the income tax at a maximum rate of 35 percent.

Dividends that are received from a foreign corporation such as New Enterra are currently subject to the United States federal income tax at a maximum rate of 15 percent under certain conditions. If a U.S. Holder who is an individual were to own New Enterra common shares, New Enterra preferred shares or Series A Notes directly (rather than indirectly through the Trust), then any dividends that it received from New Enterra in respect thereof on or prior to the end of 2008 would be subject to the United States federal income tax at a maximum rate of 15 percent so long as (i) the shares in respect of which the dividends are paid have been held (subject to certain tolling rules) for more than 60 days during the 120 day period which begins 60 days before the those shares go ex-dividend, (ii) such U.S. Holder is not under an obligation to make certain related payments with respect to substantially similar or related property, (iii) New Enterra is not either a foreign personal holding company, a foreign investment company or a passive foreign investment company, and (iv) New Enterra is eligible for the benefits of the income tax treaty between Canada and the United States. It is likely that the Internal Revenue Service will take the position that such holding period requirement is applied when an individual holds shares indirectly through the Trust to the individual's holding period in Trust Units.

In addition, in the case of a U.S. Holder who is an individual, any long-term capital gain that is realized on the sale or other disposition of Trust Units or Enterra stock (including any part of a distribution that is treated as gain on such shares that is a long-term capital gain) would be subject to tax at a maximum rate of 15 percent until the end of 2008 under current law. Each U.S. Holder should discuss with its own advisor whether a person whose holding period in the Trust is less than one year can claim such 15 percent tax rate in respect of the sale of shares that are held by the Trust.

New Enterra has not made a calculation of its earnings and profits for United States federal income tax purposes or of the adjusted basis of its assets for such purposes (that is necessary to calculate its current earnings and profits for future periods) and will not be able immediately after the Arrangement occurs to identify the portion of its distributions that are dividends for United States federal income tax purposes.

Credits for Canadian Income Taxes

As a general matter, any Canadian income taxes that are withheld from distributions that the Trust makes are foreign income taxes that, subject to generally applicable limitations under United States law, may be used by a U.S. Holder as a credit against its United States federal income tax liability or as a deduction (but only for a taxable year for which such U.S. Holder elects to do so with respect to all foreign income taxes).

So long as the Trust is a partnership for United States federal income tax purposes, the provisions of Section 901(k) of the Internal Revenue Code should not apply. If the Trust were a corporation for such purposes, then a U.S. Holder would not be able to claim the foreign tax credit with respect to any such Canadian tax that is withheld on a distribution that the Trust made unless such U.S. Holder had held the Trust Units for a minimum period (subject to certain tolling rules) of at least 16 days during the 30 day period beginning on the date which is 15 days before the date on which the Trust Units went ex-dividend with respect to such dividend or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. It is likely that the Internal Revenue Service will take the position that the holding period requirement that is summarized in the preceding sentence is measured as to an individual partner of the Trust in respect of any Canadian taxes paid by the Trust in respect of dividends that it receives by the holding period in the Trust Units.

The limitation under United States law on foreign taxes that may be used as credits is calculated separately with respect to specific classes of income or "baskets." That is, the use of foreign taxes that are paid with respect to income in any such basket as a credit is limited to a percentage of the foreign source income in that basket. For such purposes, a U.S. Holder's share of the income, gain, loss and deductions of the Trust is generally in the passive basket if it holds less than 10 percent of the Trust Units. Its share of the dividends that are paid by New Enterra in respect of New Enterra common shares, New Enterra preferred shares or the Series A Notes and the income from the Royalty will be from foreign sources, but the amount of foreign source income of an individual is only a fraction of the dividend income that is subject to the 15 percent maximum rate.  Under rules of general application, a portion of a U.S. Holder's interest expense and other expenses can be allocated to, and thereby reduce, the foreign source income in any basket

New Enterra has not made a calculation of its earnings and profits for United States federal income tax purposes or of the adjusted basis of its assets for such purposes (that is necessary to calculate its current earnings and profits for future periods) and is not currently able to identify the portion of its distributions that are dividends for United States federal income tax purposes. Without such a study, a U.S. Holder may not be able to identify the portion of the distributions that are paid on the New Enterra common shares, the New Enterra preferred shares or the portion of the payments on the Series A Notes that is a dividend for United States federal income tax purposes and that inability may limit the ability to use any Canadian withholding tax on the Trust distributions or other Canadian tax that flow through the Trust to a U.S. Holder as a credit.

Any gain that is recognized by a U.S. Holder on the sale of a Trust Unit or gain on sale of stock that is recognized because a distribution thereon is in excess of basis in that stock will generally constitute income from sources within the United States for U.S. foreign tax credit purposes and will therefore not increase the ability to use foreign taxes as credits.

Tax Consequences if New Enterra is a Passive Foreign Investment Company

Although New Enterra does not expect to be a passive foreign investment company, or PFIC, it will be a PFIC if either (a) 75 percent or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which it is considered to own 25 percent or more of the shares by value, is passive income (as defined in the pertinent provisions of the Internal Revenue Code or (b) 50 percent or more of its assets (including the pro rata share of the assets of any company in which it is considered to own 25 percent or more of the shares by value), are held for the production of, or produce, passive income. Although Enterra believes that it is not currently a PFIC and does not expect that New Enterra will become a PFIC, there is no assurance in that regard.

If New Enterra were a PFlC, and a U.S. Holder did not make an election to treat it as a qualified electing fund (there is no assurance that it will be able to make such an election) or elect to make a mark-to-market election (again, there is no assurance that it will be able to make such an election) then distributions on New Enterra stock that exceed 125 percent of the average distributions received by the U.S. Holder from New Enterra in the shorter of the three previous taxable years or the U.S. Holder's holding period for the Trust Units before the taxable year of distribution and the entire amount of gain that is realized by a U.S. Holder upon the sale of the Trust Units would be subject to an additional United States income tax that approximates (and in some cases exceeds) the value of presumed benefit of a deferral of United States income taxation that was available because New Enterra is a foreign corporation.

Tax-Exempt Organizations and Other Investors

Ownership of Trust Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Enterra is unable to provide any assurance that the income that the Trust recognizes in respect of the Royalty or in respect of any of its other assets will not be unrelated business taxable income.

A regulated investment company or "mutual fund" (as such terms are used in the Internal Revenue Code) is required in order to maintain its special status under the Internal Revenue Code to derive 90 percent or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. A significant amount of the Trust's gross income may not be any such type of income.

Administrative Matters

Information Returns and Audit Procedures

Enterra expects that the Trust will furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes its share of the Trust's income, gain, loss, deduction and credits for the Trust's preceding taxable year. In preparing this information, which will not be reviewed by tax counsel, the Trust will take various accounting and reporting positions, some of which have been mentioned earlier, to determine its share of income, gain, loss and deduction. The Trust cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code Treasury regulations or administrative interpretations of the Internal Revenue Service. Any challenge by the Internal Revenue Service could negatively affect the value of the Trust Units.

The Internal Revenue Service may audit the Trust's federal income tax information returns. Adjustments resulting from an Internal Revenue Service audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of its return. Any audit of a unitholder's return could result in adjustments not related to the Trust's returns as well as those related to the Trust's returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the Internal Revenue Service and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The Tax Matters Partner will make some elections on the Trust's behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in the Trust's returns. The Tax Matters Partner may bind a unitholder with less than a one percent profits interest in the Trust to a settlement with the Internal Revenue Service unless that unitholder elects, by filing a statement with the Internal Revenue Service, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least one percent interest in profits or by any group of unitholders having in the aggregate at least a five percent interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the Internal Revenue Service identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on the Trust's return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in Trust as a nominee for another person are required to furnish to Trust:

•

the name, address and taxpayer identification number of the beneficial owner and the nominee;

•

whether the beneficial owner is:

(i)

a person that is not a United States person;

(ii)

a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(iii)

a tax-exempt entity;

•

the amount and description of Trust Units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on the Trust Units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to the Trust. The nominee is required to supply the beneficial owner of the Trust Units with the information furnished to the Trust.

Registration as a Tax Shelter

The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although the Trust may not be a "tax shelter" for such purposes, the Trust has applied to register as a "tax shelter" with the Secretary of the Treasury in light of the substantial penalties that might be imposed if registration is required and not undertaken.

Issuance of a tax shelter registration number does not indicate that investment in Trust or the claimed tax benefits have been reviewed, examined or approved by the Internal Revenue Service.

The Trust will supply its tax shelter registration number to you when one has been assigned to the Trust. A unitholder who sells or otherwise transfers a Trust Unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. A unitholder must disclose the Trust's tax shelter registration number on its tax return on which any deduction, loss or other benefit the Trust generates is claimed or on which any of the Trust's income is included. A unitholder who fails to disclose the tax shelter registration number on its return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Reportable Transactions

Certain Treasury regulations require taxpayers to report specific information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in the Trust Units. Investors should consult their own tax advisor concerning the application of any of these factors to an investment in the Trust Units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

Accuracy-related Penalties

An additional tax equal to 20 percent of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10 percent of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•

for which there is, or was, "substantial authority"; or

•

as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules apply to "tax shelters," a term that in this context does not appear to include the Trust. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, the Trust must disclose the pertinent facts on its return. In addition, the Trust will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200 percent or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400 percent or more than the correct valuation, the penalty imposed increases to 40 percent.

Other Tax Considerations

Each U.S. Holder is urged to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of acquiring and holding the Trust Units. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required of him. Baker Botts L.L.P. has not rendered an opinion on any tax consequences of an investment in the Trust other than the United States federal income tax consequences that are set out herein.

ERISA Considerations

Non-Resident Shareholders that are pension, profit-sharing or other employee benefit plans that are subject to the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that are tax exempt pursuant to provisions of the United States Internal Revenue Code of 1986, as amended, will not be subject to United States income tax in connection with the exchange of Enterra Shares for Trust Units.  Fiduciaries of such plans, however, may wish to consider whether Trust Units, which are expected to distribute income on a regular basis, are a suitable substitute for Enterra Shares, which were intended to be solely growth investments, in the specific portfolio or fund in which the Enterra Shares are held.  The substitution of an income producing asset for a growth stock could impact the asset mix of a particular plan portfolio.

Rights of Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Shareholder's Enterra Shares and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the text of section 191 of the ABCA, which is attached to this Information Circular as Appendix K.  A Shareholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA.  Failure to comply with the provisions of the applicable section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

The following is only a summary of Section 191 of the ABCA, which is technical and complex.  The provisions of Section 191 of the ABCA are included as Appendix K to this Information Circular.  It is recommended that any Shareholder wishing to utilize the right of dissent seek legal advice as failure to comply strictly with the provisions of the statute may prejudice the right of dissent.

Under the Interim Order, a registered Shareholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Enterra the fair value of the Enterra Shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting.  A Shareholder may dissent only with respect to all of the Enterra Shares held by him or on behalf of any one beneficial owner and registered in such shareholder's name.  Persons who are beneficial owners of Enterra Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of such securities is entitled to dissent.  Accordingly, a beneficial owner of Enterra Shares desiring to exercise his right of dissent must make arrangements for the Enterra Shares beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Enterra or, alternatively, make arrangements for the registered holder of his Enterra Shares to dissent on his behalf.

A Dissenting Shareholder must send to Enterra a written objection to the Arrangement Resolution, which written objection must be received by Enterra, Attention:  Corporate Secretary, at the registered office of Enterra, 3300, 421-7th Avenue S.W., Calgary, Alberta T2P 4K9, before the Meeting or by the Chairman of the Meeting at the Meeting.  No Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.  An application may be made to the Court by Enterra or by a Dissenting Shareholder to fix the fair value of such Shareholder's Enterra Shares.  If such an application to the Court is made by either Enterra or a Dissenting Shareholder, Enterra must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the Enterra Board to be the fair value of the Enterra Shares held by such Dissenting Shareholder.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Enterra is the applicant, or within 10 days after Enterra is served with notice of the application, if a Dissenting Shareholder is the applicant.  The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Enterra for the purchase of his Enterra Shares by Enterra in the amount of Enterra's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Enterra Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal.  On the application, the Court will make an order fixing the fair value of the Enterra Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Enterra and in favour of each of those Dissenting Shareholders, and fixing the time within which Enterra must pay that amount payable to the Dissenting Shareholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder until the date of payment.

As part of the Arrangement, the Enterra Shares held by a Dissenting Shareholder will be cancelled and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Shareholder's Enterra Shares in the amount agreed to between Enterra and the Shareholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Shareholder may withdraw his dissent, or Enterra may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that shareholder will be discontinued.

Enterra shall not make a payment to a Dissenting Shareholder under section 191 if there are reasonable grounds for believing that Enterra is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Enterra would thereby be less than the aggregate of its liabilities.  In such event, Enterra shall notify each Shareholder that it is lawfully unable to pay Shareholders for their Enterra Shares, in which case the Dissenting Shareholder may, by written notice to Enterra within 30 days after receipt of such notice, withdraw his written objection, in which case such Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Shareholder.  If the Dissenting Shareholder does not withdraw his written objection he retains his status as a claimant against Enterra to be paid as soon as Enterra is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to shareholders of Enterra.

All Enterra Shares held by Shareholders who exercise their right of dissent will, if such Shareholders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Enterra in exchange for such fair value as of the Effective Date.  If such Shareholders ultimately are not so entitled to be paid the fair value therefor, such Shareholders will be issued Trust Units on the same basis as other Shareholders pursuant to the Arrangement.

Interests of Certain Persons in the Arrangement

Directors and senior officers of Enterra own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 1,368,837 (approximately 13.08%) Enterra Shares, on a diluted basis.  Each of the directors and senior officers of Enterra has signed a letter agreement pursuant to which each has agreed to vote all of the Enterra Shares beneficially owned by them at the Record Date for the Meeting in favour of the Arrangement and all other matters to be considered at the Meeting.

Expenses of the Arrangement

The costs to be incurred by Enterra relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate $2.0 million, not including payments made pursuant to Enterra's Corporate Divestiture Bonus Plan.

Stock Exchange Listings

Enterra intends to list the Trust Units to be issued in connection with the Arrangement on the TSX and the Nasdaq, and Enterra believes that the requirements of each exchange in respect of such listing will be satisfied on or shortly after the Effective Date.  However, as at the date of this Information Circular, the Trust Units have not been approved for listing on either the TSX or the Nasdaq.  The Exchangeable Shares will not be listed on any stock exchange.

Canadian Securities Law Matters

The Trust Units and Exchangeable Shares to be issued in exchange for Enterra Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units and the Exchangeable Shares will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Applications will also be made so as to relieve New Enterra from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

United States Securities Law Matters

The Trust Units to be issued pursuant to the Arrangement will be issued in reliance upon Section 3(a)(10) of the 1933 Act which, among other things, exempts from the registration requirements thereof securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear.  The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities thereunder.  The Court has entered the Interim Order, as set forth in Appendix B to this Information Circular, and, subject to the approval of the Arrangement by the Shareholders, the Court will hold a hearing on the fairness of the Arrangement on or about November 24, 2003 prior to entering the Final Order.  Assuming the exemption provided by Section 3(a)(10) of the 1933 Act is applicable, the Trust Units received in exchange for the Enterra Shares as a result of the Arrangement will be freely tradeable under United States federal securities laws, except that Trust Units received by persons who are deemed to be "affiliates" (as such term is defined under the 1933 Act) of Enterra prior to the Arrangement or of the Trust after the Arrangement may be resold by them only in transactions permitted by the applicable resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted thereunder (including pursuant to the exemption provided by Regulation S under the 1933 Act).  Sales under Rule 145(d) require compliance, during prescribed periods following the acquisition of securities as a result of the Arrangement, with certain volume limitations and current public information and manner of sale requirements.  Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, such issuer and may include officers and directors of such issuer as well as principal shareholders of such issuer.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon by McCarthy Tétrault LLP and Baker Botts LLP, on behalf of Enterra.  As at October 24, 2003, the partners and associates of McCarthy Tétrault LLP and Baker Botts LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Enterra Shares.

INFORMATION CONCERNING ENTERRA

Enterra is a corporation amalgamated pursuant to the provisions of the ABCA.  Enterra is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in Western Canada.  Enterra is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia and the Enterra Shares are listed and posted for trading on the TSX and the Nasdaq.

Enterra's registered office is at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, and its head and principal office at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Reference is made to Appendix J, "Information Concerning Enterra Energy Corp." for a detailed description of Enterra and its assets.

INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo will be a incorporated pursuant to the ABCA prior to the Effective Date for the purpose of participating in the Arrangement, including creating and issuing the common shares, preferred shares, Exchangeable Shares and Series A Notes required to implement the Arrangement.  The Commercial Trust will own all of the issued and outstanding common shares of AcquisitionCo.  Pursuant to the Arrangement, AcquisitionCo will amalgamate with Enterra, Big Horn and Enterra Sask.

INFORMATION CONCERNING NEW ENTERRA

The head and principal office of New Enterra will be located at 2600, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6 and its registered office will be located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.  Initially, the New Enterra Board will have consist of four persons.  See Appendix H, "Information Concerning New Enterra - Directors and Officers" for information respecting the principal occupations and experience and qualifications of the initial directors and officers of New Enterra.  Unitholders will be entitled to elect the New Enterra Board.

New Enterra will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.  Application will be made to the securities regulatory authorities for exemptions from those reporting requirements.  Instead of complying with those reporting requirements (which would include filing separate financial statements for New Enterra), New Enterra will provide holders of Exchangeable Shares with the documents filed by the Trust pursuant to the informational reporting requirements to which the Trust is subject under applicable Canadian securities laws.

Reference is made to Appendix H, "Information Concerning New Enterra" for a detailed description of New Enterra.

INFORMATION CONCERNING THE TRUST

The Trust is an open-ended, unincorporated trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.  The head and principal office of the Trust is located at 2600, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Unitholders will be the sole beneficiaries of the Trust.  Olympia Trust Company is the initial trustee of the Trust.  The Trust will not be managed by a third party manager.  Following the completion of the Arrangement, the Trust will be managed by the management of New Enterra.  The Trustee, on behalf of the Trust, will enter into an administration agreement pursuant to which New Enterra will provide certain administrative services and facilities to the Trust.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.  The Trust will also be subject to the reporting requirements of the 1934 Act applicable to foreign private issuers, and in connection therewith files or submits reports, including annual reports and other information with the U.S. Securities and Exchange Commission.  Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C.  The Trust's SEC filings and submissions will also be available to the public on the SEC's web site at http://www.sec.gov.

Enterra intends to list the Trust Units to be issued in connection with the Arrangement on the TSX and the Nasdaq and Enterra believes that the requirements of each exchange in respect of such listing will be satisfied on or shortly after the Effective Date.  However, as at the date of this Information Circular, the Trust Units have not been approved for listing on either the TSX or the Nasdaq.  See "The Arrangement - Stock Exchange Listings".

Reference is made to Appendix I, "Information Concerning the Trust" for a description of the Trust and its securities and assets.

INFORMATION CONCERNING THE COMMERCIAL TRUST

The Commercial Trust will be duly settled prior to the Effective Date as a commercial trust pursuant to the laws of Alberta for the purpose of participating in the Arrangement.  Following the Arrangement, all of the outstanding CT Units and the CT Note will be held by the Trust, and the Commercial Trust will own all of the issued and outstanding common shares and preferred shares of New Enterra.  Reference is made to Appendix I, "Information Concerning the Trust" for a description of the CT Note.

The head and principal office of the Commercial Trust will be located at 2600, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Enterra to be used at the Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Enterra who will be specifically remunerated therefor.  All costs of the solicitation will be borne by Enterra.  Enterra has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Shareholders and to solicit proxies in favour of the Arrangement Resolution.  Enterra may however do so, and expects that the costs of such services will not exceed $100,000, which amount would be paid by the party or parties engaging such agents.

Record Date

The Record Date for the Meeting is October 24, 2003.  Any Shareholder of record at the close of business on October 24, 2003 and any person who is issued Enterra Shares after the applicable Record Date and prior to the Meeting who either personally attends the Meeting, or has completed and delivered a form of proxy in the manner and subject to the provisions described below, will be entitled to vote or to have his Enterra Shares voted at the Meeting, or any adjournment or adjournments thereof.  To the extent that a registered holder of Enterra Shares has transferred the ownership of any shares subsequent to October 24, 2003, the transferee of such shares shall not be entitled to vote such shares unless the transferee produces properly endorsed share certificates, or otherwise establishes that it owns the shares and requests, not later than 10 days before the Meeting, that its name be included on the shareholder list before the Meeting, in which case the transferee shall be entitled to vote its shares at the Meeting.

Completion of Proxies

Accompanying this Information Circular is a form of proxy for use at the Meeting.  The accompanying form of proxy affords Shareholders or their respective intermediaries an opportunity to specify that the shares registered in their name shall be voted for or against in respect of the matters specified in the accompanying Enterra Notice of Meeting.

The persons named in the enclosed forms of proxy in respect of the Enterra Shares are the President and Chief Executive Officer and the Chief Financial Officer, respectively, of Enterra.

A registered holder of Enterra Shares or an intermediary holding shares on behalf of an unregistered Shareholder has the right to appoint a person, who need not be the Shareholder, to attend and act on their behalf at the Meeting, in the place of the persons designated in the form of proxy furnished by Enterra.  To exercise this right the Shareholder or intermediary should strike out the names of the persons named in the form of proxy and insert the name of their nominee in the blank space provided, or submit another appropriate proxy.

The form of proxy must be executed by the Shareholder or his attorney or by the intermediary.  If the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer or attorney whose title should be indicated.  A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Enterra).

In order to be effective, the applicable proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be mailed so as to be deposited at the office of Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least 24 hours (excluding Saturdays, Sundays and statutory holidays in Canada) prior to the time set for the Meeting, or any adjournment thereof.  Failure to so deposit a form of proxy shall result in its invalidation.  No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution.  If a proxy is not dated, it will be deemed to bear the date on which it was mailed by management of Enterra.

Revocation of Proxies

A Shareholder or an intermediary who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or intermediary, as the case may be, or by his attorney duly authorized in writing or, if such shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Olympia Trust Company on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Enterra Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them.  In the absence of such direction, such Enterra Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting.  At the date of this Information Circular, management of Enterra know of no amendments, variations or other matters to come before the Meeting other than the approval of the Arrangement Resolution.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of Enterra, as a substantial number of the public shareholders of Enterra do not hold shares in their own name.  Shareholders who do not hold their Enterra Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Enterra as the registered holders of Enterra Shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of Enterra.  Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.  The directors and officers of Enterra do not know for whose benefit the shares registered in the name of CDS & Co. are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the shares in person or by way of proxy, except as set forth below.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC").  IICC typically prepares its own proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting of shareholders.  A Beneficial Shareholder receiving a proxy from IICC cannot use that proxy to vote their Enterra Shares directly at the Meeting.  The proxy must be returned to IICC well in advance of the Meeting, in order to have the shares voted.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

Voting Securities and Principal Holders Thereof

As at October 24, 2003, 9,863,270 Enterra Shares, Options to purchase 428,828 Enterra Shares and Warrants to purchase 175,860 Enterra Shares were issued and outstanding.  All holders of Options and holders of Warrants have agreed to exercise such Options or Warrants, as the case may be, prior to the Effective Date.  For information respecting the principal holders of Enterra Shares please see Appendix J, "Information Concerning Enterra Energy Corp. - Principal Shareholders".

Procedure and Votes Required

The Interim Order provides that each holder of Enterra Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.  In addition, the Interim Order provides that each holder of Enterra Shares issued by Enterra after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting.  Each such Shareholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any of his Enterra Shares after the Record Date and the transferee of such shares establishes that he owns the shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Pursuant to the Interim Order:

(a)

each Shareholder will be entitled to one vote for each Enterra Share held;

(b)

the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the Shareholders;

(c)

the quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 10% of the Enterra Shares entitled to be voted at the Meeting; and

(d)

if no quorum of Shareholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and no notice shall be required to be given with respect to such adjourned Meeting; and if at such adjourned Meeting a quorum is not present, the Shareholders present, in person or by proxy, shall be a quorum and may transact the business for which the Meeting was originally convened;

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CERTIFICATE OF ENTERRA ENERGY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 24th day of October, 2003.

(signed) "Reg Greenslade"	(signed) "Luc Chartrand"
Reg Greenslade	Luc Chartrand
President and Chief Executive Officer	Chief Financial Officer

Appendix A

APPENDIX A
ARRANGEMENT RESOLUTION

A-#

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

the Arrangement under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Appendix C to the Information Circular and Proxy Statement of Enterra Energy Corp. ("Enterra") dated October 24, 2003 accompanying the notice of this meeting (the "Information Circular") is hereby approved and authorized;

2.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Enterra may, without further notice to or approval of the holders of common shares of Enterra, amend or terminate the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

3.

any director or officer of Enterra is hereby authorized, for and on behalf of Enterra, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

Appendix A

APPENDIX B
INTERIM ORDER

B-#

Action No. 0301-16820

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C.B 9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENTERRA ENERGY CORP., ENTERRA ACQUISITION CORP., BIG HORN RESOURCES LTD., ENTERRA SASK LTD., ENTERRA ENERGY TRUST, ENTERRA ENERGY COMMERCIAL TRUST, ENTERRA ENERGY PARTNER CORP. ENTERRA PRODUCTION PARTNERSHIP AND THE SHAREHOLDERS OF ENTERRA ENERGY CORP.

BEFORE THE HONOURABLE MADAM JUSTICE ROMAINE CALGARY, ALBERTA	) ) )	At the Court House, in the City of Calgary, in the Province of Alberta, on Friday, the 24th day of October, A.D. 2003

INTERIM ORDER

UPON the application by Petition of Enterra Energy Corp. ("Enterra");

AND UPON reading the said Petition and the Affidavit of Luc Chartrand, filed;

AND UPON hearing counsel for Enterra;

AND UPON noting the consent of counsel for Enterra Acquisition Corp. ("AcquistionCo") and Enterra Energy Trust ("the Trust");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B 9, as amended ("ABCA") and that the Executive Director has advised that he does not intend to appear or make submissions with respect to this Application;

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.

For the purposes of this order:

(a)

the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of Enterra (the "Information Circular"), which Information Circular is attached as Exhibit "A" to the Affidavit of Luc Chartrand sworn October 24, 2003 (the "Chartrand Affidavit"); and

(b)

all references to "Arrangement" used herein mean the arrangement as described in the Chartrand Affidavit and in the form attached as Appendix C to the Information Circular.

2.

Enterra shall seek approval of the Arrangement from the holders ("Enterra Shareholders") of common shares of Enterra (the "Enterra Shares") in the manner set forth below.

The Meeting

3.

Enterra shall call and conduct a special meeting (the "Meeting") on or about November 24, 2003 of the Enterra Shareholders for the purposes of, considering and, voting on the resolution approving the Arrangement (the "Arrangement Resolution").

4.

A quorum for the transaction of business at the Meeting in respect of the Enterra Shareholders shall be at least two persons present in person or by proxy and holding or representing not less than ten percent (10%) of the outstanding Enterra Shares entitled to vote at the Meeting.  If within 30 minutes from the time fixed for holding the Meeting a quorum of each of the Enterra Shareholders is not present in person or by proxy, the Meeting shall be adjourned to the same day in the next week if a business day, and, if such day is a non business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting, at the same time and place, and no notice shall be required to be given with respect to such adjourned Meeting; and if at such adjourned Meeting a quorum is not present, the Enterra Shareholders present in person or by proxy, if at least two, shall form a quorum and may transact the business for which the Meeting was originally convened.

5.

Each Enterra Share entitled to be voted at the Meeting will entitle the holder thereof to one vote on any ballot at the Meeting in respect of the Arrangement Resolution.

6.

The Enterra Board has fixed a record date for the Meeting of October 24, 2003 (the "Record Date").  Only Enterra Shareholders whose names have been entered in the register of Enterra Shareholders, on the close of business on the Record Date and holders of Enterra Shares issued by Enterra after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, subject to section 137 of the ABCA with respect to transferees of Enterra Shares after the Record Date.

Conduct of the Meeting

7.

The Chairman of the Meeting shall be any officer or director of Enterra.

8.

The only persons entitled to attend and speak at the Meeting shall be, respectively, registered Enterra Shareholders or their authorized representatives, together with Enterra's directors and officers and Enterra's auditors, and the Executive Director.  The accidental omission to give notice of the Meeting to or the non receipt of the notice by one or more of the aforesaid persons should not invalidate any resolution passed or proceeding taken at the Meeting.

9.

The majority required to pass the Arrangement Resolution shall be, subject to further order of this Court, not less than two-thirds of the aggregate votes cast by each of the Enterra Shareholders, present in person or by proxy at the Meeting.

10.

To be valid a proxy must be deposited with Enterra in the manner described in the Information Circular.

Dissent Rights

11.

Registered Enterra Shareholders are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

12.

In order to exercise such rights of dissent, pursuant to subsection 191(5) of the ABCA, a written objection to the Arrangement Resolution, must be received by Enterra at or before the Meeting, or by the Chairman of the Meeting at such Meeting.  The fair value of the Enterra Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Enterra Shareholders.

13.

Enterra Shareholders who have voted in favour of the Arrangement Resolution shall not be accorded rights of dissent.

14.

Subject to further order of this Court, the rights available to registered Enterra Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution, shall constitute full and sufficient rights of dissent for such registered Enterra Shareholders with respect to such resolutions.

15.

Notice to registered Enterra Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Enterra Shares, shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to Enterra Shareholders in accordance with paragraph 16 of this Order.

B-#

Notice

16.

An Information Circular, substantially in the form attached as Exhibit "A" to the Chartrand Affidavit, filed herein, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting, to Enterra Shareholders at the address for such holders as they appear in the records of Enterra.  In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

17.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

18.

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Enterra Shareholders and the Executive Director of:

(a)

the Petition;

(b)

this Order;

(c)

the Enterra Notice of Meeting; and

(d)

the notice of the application for the Final Order approving of the Arrangement on November 24, 2003;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Enterra may consider fit.

Final Application

19.

Subject to further Order of this Court and provided that each of the Enterra Shareholders have approved the Arrangement and the directors of Enterra have not revoked such approval, Enterra may proceed with an application for approval of the Arrangement and the Final Order on November 24, 2003 at 1:15 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all Enterra Shareholders, Enterra, AcquisitionCo and the Trust will be bound by the Arrangement in accordance with its terms.

20.

Any Enterra Shareholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the final application on November 24, 2003 is required to file with this Court and serve, upon Enterra, on or before noon on November 17, 2003, a Notice of Intention to Appear including such Interested Party's address for service in the Province of Alberta, together with any evidence or materials which such Interested Party intends to present to the Court.  Service of such notice on Enterra shall be effected by service upon the solicitors for Enterra, McCarthy Tétrault LLP, Suite 3300, 421  7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Richard F. McHardy.

21.

In the event that the application for final approval of the Arrangement on November 24, 2003 is adjourned, only those parties appearing before this Court for the final application shall have notice of the adjourned date.

Leave to Vary Interim Order

22.

Enterra is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"B.E. Romaine"
J.C.Q.B.A.
ENTERED THIS 24th DAY OF OCTOBER, A.D. 2003
"Kevin Hoschka"
CLERK OF THE COURT

C-2

Appendix A

APPENDIX C
PLAN OF ARRANGEMENT

C- #

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1 -
INTERPRETATION

1.1

In this Plan of Arrangement, the following terms have the following meanings:

(a)

"ABCA" means the Business Corporations Act, Alberta R.S.A. 2000, c. B 9, as amended, including the regulations promulgated thereunder;

(b)

"AcquisitionCo" means Enterra Acquisition Corp., a corporation incorporated under the ABCA;

(c)

"Amalgamation" means the amalgamation of Enterra, AcquisitionCo, Big Horn and Enterra Sask pursuant to the provisions of the Arrangement;

(d)

"AmalgamationCo" means Enterra Energy Corp., the corporation resulting from the Amalgamation;

(e)

"Ancillary Rights" has the meaning given thereto in the Information Circular;

(f)

"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(g)

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(h)

"Automatic Redemption Date" has the meaning provided in the Exchangeable Share Provisions;

(i)

"Big Horn" means Big Horn Resources Ltd., a wholly-owned subsidiary of Enterra;

(j)

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(k)

"Commercial Trust" means Enterra Energy Commercial Trust, a trust duly settled under the laws of Alberta;

(l)

"Common Shares" means the Common Shares in the capital of Enterra;

(m)

"Court" means the Court of Queen's Bench of Alberta;

(n)

"CT Note" means the unsecured, demand, participating promissory note issued by Commercial Trust to the Fund pursuant to subsection 3.1(g) hereof;

(o)

"Depositary" means Olympia Trust Company or such other trust company as may be designated by Crescent Point;

(p)

"Dissenting Shareholders" means registered holders of Common Shares who validly exercise the rights of dissent provided to them under the Interim Order;

(q)

"Effective Date" means the date the Arrangement is effective under the ABCA;

(r)

"Effective Time" means the time at which the Articles of Arrangement have been filed with the Registrar on the Effective Date;

(s)

"Election Deadline" means 4:30 p.m. (local time at the place of deposit with the Depositary of the Letter of Transmittal and Election Form) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

(t)

"Enterra" means Enterra Energy Corp., a corporation incorporated pursuant to the ABCA and following the Effective Time, includes any successor corporation to or of Enterra, including AmalgamationCo;

(u)

"Enterra Partnership" means Enterra Production Partnership, a partnership under the laws of the Province of Alberta;

(v)

"Enterra Sask" means Enterra Sask Ltd., an indirect wholly-owned subsidiary of Enterra;

(w)

"Exchangeable Shares" means the Series A Exchangeable Shares in the capital of AcquisitionCo and, where the context requires, includes the Ancillary Rights relating thereto;

(x)

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

(y)

"Final Order" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z)

"Financial Institution" means a financial institution within the meaning of the ITA;

(aa)

"Fund" means Enterra Energy Trust, a trust duly settled under the laws of Alberta;

(bb)

"Information Circular" means the information circular to be sent by Enterra to its Shareholders in connection with the Meeting;

(cc)

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the Act containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd)

"ITA" means the Income Tax Act (Canada), including the Regulations thereunder, as amended from time to time;

(ee)

"Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying the Information Circular sent to the Shareholders for making their election to receive Trust Units, Exchangeable Shares or a combination thereof in exchange for their Common Shares;

(ff)

"Meeting" means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournments thereof;

(gg)

"Non-Resident" means (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

(hh)

"Note Indenture" means the note indenture to be made between AcquisitionCo and Olympia Trust Company governing the issuance of the Series A Notes and any subsequent notes issued thereunder;

(ii)

"Options" means the outstanding stock options, whether or not vested, to acquire Common Shares;

(jj)

"PartnerCo" means Enterra Energy Partner Corp., a wholly-owned subsidiary of Enterra;

(kk)

"Registrar" means the Registrar appointed under section 263 of the ABCA;

(ll)

"Series A Notes" means the 14% subordinated promissory notes issuable by AcquisitionCo pursuant to subsection 3.1(f) hereof having an aggregate principal amount of $125,000,000, the terms of which are governed by the Note Indenture;

(mm)

"Shareholders" means the holders from time to time of Common Shares;

(nn)

"Tax-Exempt Shareholder" means a holder of Common Shares that is exempt from tax under Part I of the ITA;

(oo)

"Trust Elected Amount" means an amount equal to the number of issued and outstanding Common Shares in respect of which Shareholders have made a valid election or been deemed to have elected to receive Trust Units in exchange for their Common Shares multiplied by 2.0;

(pp)

"Trust Indenture" means the trust indenture pursuant to which the Fund was settled;

(qq)

"Trust Unit" means a unit of the Fund issued by the Fund;

(rr)

"United States" or "U.S." means the United States as defined in Rule 902(l) of Regulation S under the United States Securities Act of 1933, as amended; and

(ss)

"Warrants" means outstanding share purchase warrants, whether or not vested, to acquire Common Shares.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2 -
ARRANGEMENT

2.1

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on:  (i) the holders of Common Shares; (ii) Enterra; (iii) Big Horn; (iv) Enterra Sask; (v) PartnerCo; (vi) AcquisitionCo; (vii) Commercial Trust; and (vii) the Fund.

2.2

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3 -
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

the Common Shares held by Dissenting Shareholders who have exercised dissent rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Enterra as it exists prior to the Amalgamation and shall be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders of Enterra other than the right to be paid the fair value of their Common Shares by Enterra as it exists prior to the Amalgamation in accordance with Article 4.

(b)

PartnerCo shall subscribe for a 0.01% interest in the Enterra Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by PartnerCo to the Enterra Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

(c)

all unexercised Options and all unexercised Warrants shall be cancelled for no consideration;

(d)

Commercial Trust shall subscribe for such number of Trust Units as is equal to the Fund Elected Amount for a subscription amount equal to the aggregate fair market value of the Common Shares in respect of which Shareholders have made a valid election or have been deemed to have elected to receive Trust Units, such subscription amount to be satisfied by: (i) the assignment and delivery by Commercial Trust to the Fund of the Series A Notes; and (ii) the issuance and delivery by Commercial Trust of the CT Note to the Fund, in each case immediately following the acquisition by Commercial Trust of the Series A Notes and the shares of AcquisitionCo pursuant to subsection 3.1(f);

(e)

subject to section 3.2, each Shareholder (other than a Dissenting Shareholder) shall sell to the Commercial Trust each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units, in exchange for the delivery and assignment by Commercial Trust to the Shareholder of two (2.0) Trust Units;

(f)

Commercial Trust shall subscribe for the Series A Notes and shares of AcquisitionCo for an aggregate subscription amount equal to the fair market value of the Common Shares in respect of which Shareholders have made a valid election or have been deemed to have elected to receive Trust Units from the Commercial Trust, such subscription amount to be satisfied by assignment and delivery to AcquisitionCo of all of the Common Shares acquired by Commercial Trust pursuant to subsection 3.1(e) hereof;

(g)

Commercial Trust shall assign and deliver the Series A Notes and shall issue the CT Note to the Fund in satisfaction of its obligations under subsection 3.1(d);

(h)

subject to section 3.2, each Shareholder (other than a Dissenting Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares from AcquisitionCo, in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of two (2.0) Exchangeable Shares; and

(i)

Enterra, Big Horn, Enterra Sask. and AcquisitionCo shall be amalgamated and continue as one corporation, AmalgamationCo, in accordance with the following,

(i)

the Common Shares acquired by AcquisitionCo pursuant to subsections 3.1(f) and 3.1(h) and representing all issued and outstanding Common Shares shall be cancelled without any repayment of capital;

(ii)

the common shares of Big Horn and the common shares of Enterra Sask, in each case representing all issued and outstanding capital in each of Big Horn and Enterra Sask shall be cancelled without any repayment of capital;

(iii)

the articles of amalgamation of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of the amalgamated corporation shall be "Enterra Energy Corp.";

(iv)

no securities shall be issued by AcquisitionCo in connection with the Amalgamation and for greater certainty, the outstanding securities of AcquisitionCo shall survive and continue to be outstanding securities of AmalgamationCo without amendment;

(v)

the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vi)

AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations, including the Series A Notes;

(vii)

any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(viii)

any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(ix)

a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(x)

the Articles of Amalgamation of AcquisitionCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AcquisitionCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xi)

the by laws of AmalgamationCo shall be the by laws of AcquisitionCo;

(xii)

the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiii)

the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xiv)

the registered office of AmalgamationCo shall be the registered office of AcquisitionCo.

3.2

Subject to section 3.3, with respect to the election required to be made by a holder of Common Shares (other than Dissenting Shareholders) pursuant to subsections 3.1(e) and 3.1(h), respectively:

(a)

each such holder of Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares; and

(b)

notwithstanding subsection 3.2(a), any such holder of Common Shares who:

(i)

is a Non-Resident;

(ii)

is a Tax-Exempt Shareholder;

(iii)

is a Financial Institution; or

(iv)

does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.2(a) and the Letter of Transmittal and Election Form;

shall be deemed not to have elected to receive Exchangeable Shares and to have elected to receive only Trust Units for such holder's Common Shares.

3.3

For greater certainty, although Shareholders may elect to receive Trust Units from Commercial Trust, Exchangeable Shares from AcquisitionCo or a combination thereof in respect of the aggregate number of Common Shares which they hold, no election may be made in respect of an individual Common Share to receive a fractional interest in a Trust Unit and an Exchangeable Share.  Shareholders must designate in the Letter of Transmittal the aggregate number of Common Shares in respect of which they elect to receive Trust Units from the Commercial Trust and the aggregate number of Common Shares in respect of which they elect to receive Exchangeable Shares from AcquisitionCo.  The consideration receivable for Common Shares disposed of by a Shareholder (other than a Dissenting Shareholder) or Commercial Trust as part of the Arrangement, as the case may be, is deemed to be as follows:

(a)

in the case of a Shareholder who has made a valid election or has been deemed to have elected to receive Trust Units for a particular Common Share held by that Shareholder, such Shareholder will receive from Commercial Trust for such Common Share two (2.0) Trust Units;

(b)

in the case of a Shareholder who has made a valid election to receive Exchangeable Shares issued by AcquisitionCo (and the related Ancillary Rights) for a particular Common Share held by that Shareholder, such Shareholder will be issued two (2.0) Exchangeable Shares and delivered the related Ancillary Rights in respect of such Exchangeable Shares; and

(c)

in the case of Commercial Trust, Commercial Trust will receive from AcquisitionCo for all of the Common Shares transferred to AcquisitionCo the Series A Notes and the shares of AcquisitionCo.

In no case shall an Exchangeable Share acquired by a Shareholder be considered to be exchanged for a specified fraction of any Common Share transferred to AcquisitionCo by that Shareholder.

In the event that the aggregate number of Exchangeable Shares that would, but for this section 3.3, be issued to holders of Common Shares pursuant to section 3.1 (the "Aggregate Elected Amount") exceeds 2,000,000, then the number of Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is 2,000,000 and the denominator of which is the Aggregate Elected Amount; and a number of Trust Units will be issued to such holder as is necessary to ensure that the aggregate number of Exchangeable Shares and Trust Units issued for the Common Shares of such holder, as applicable, is equal to the number of securities such holder is entitled to receive in exchange for their Common Shares, based upon the exchange ratios set forth in subsections 3.1(e) and 3.1(h).

3.4

On the Effective Date:

(a)

immediately following the completion of the transactions described in subsections 3.1(e) and 3.1(h), each Shareholder shall cease to be a holder of Common Shares and the name of such holder shall be removed from the register of holders of Common Shares;

(b)

immediately following the completion of the transactions described in subsections 3.1(f) and 3.1(h), AcquisitionCo shall become the holder of all of the issued and outstanding Common Shares and shall be added to the register of holders of Common Shares;

(c)

immediately following the completion of the transaction described in subsection 3.1(e), each former Shareholder who has made or has been deemed to have made a valid election to receive Trust Units shall have his name added to the register of holders of Trust Units;

(d)

immediately following the completion of the transaction described in subsection 3.1(h), each former Shareholder who has made a valid election to receive Exchangeable Shares shall have his name added to the register of holders of Exchangeable Shares;

(e)

immediately following the completion of the transaction described in subsection 3.1(f), Commercial Trust shall become the holder of the common shares of AmalgamationCo issued pursuant to the Arrangement and shall be added to the register of holders of common shares of AmalgamationCo; and

(f)

upon the cancellation of Options and Warrants pursuant to subsection 3.1(c), each holder of such Options and Warrants shall cease to be a holder of such Options or Warrants, as the case may be, and the name of such holder shall be removed from the register of Options or Warrants, as the case may be.

3.5

A holder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Financial Institution (iii) is not a Non-Resident; (iv) is not a Tax-Exempt Shareholder; and (v) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to the sale by the holder of such holder's Common Shares to AcquisitionCo by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections.  Thereafter, the election forms will be signed by AmalgamationCo and returned to such former holders of Common Shares within 30 days after the receipt thereof by AmalgamationCo for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority).  AmalgamationCo will not be responsible for the proper completion of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).  In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

3.6

Following the Effective Date, Enterra shall determine the fair market value of a Trust Unit as at the Effective Time for the purposes of this Arrangement.

ARTICLE 4 -
DISSENTING SHAREHOLDERS

4.1

Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Shareholder shall, at the Effective Time and prior to the Amalgamation on the Effective Date, cease to have any rights as a holder of Common Shares, and shall only be entitled to be paid the fair value of the holder's Common Shares by Enterra as it exists prior to the Amalgamation.  A Dissenting Shareholder who is paid the fair value of the holder's Common Shares, shall be deemed to have transferred the holder's Common Shares to Enterra for cancellation at the Effective Time and prior to the Amalgamation on the Effective Date, notwithstanding the provisions of section 191 of the ABCA.  A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares, as the case may be, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares, notwithstanding the provisions of section 191 of the ABCA.  The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares at the Meeting, but in no event shall Enterra be required to recognize such Dissenting Shareholder as a shareholder of Enterra after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5 -
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1

From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 4.1, to receive the fair value of the Common Shares represented by such certificates.

5.2

The Fund, Commercial Trust and AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a)

forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal and Election Form; or

(b)

if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Trust Units and/or Exchangeable Shares issued to such holder under the Arrangement.

5.3

No certificates representing fractional Exchangeable Shares or Trust Units shall be issued upon the exchange of Common Shares for Exchangeable Shares and/or Trust Units.  In lieu of any fractional Exchangeable Shares or Trust Units, each registered Shareholder otherwise entitled to a fractional interest in an Exhangeable Share or Trust Unit, as the case may be, will receive the next highest whole number of Exchangeable Shares or Trust Units, as the case may be.

5.4

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fund and AcquisitionCo and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fund and AcquisitionCo and their respective transfer agents, or shall otherwise indemnify the Fund and AcquisitionCo and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5

All distributions made with respect to any Trust Units or Exchangeable Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.6

Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing the Trust Units shall be deemed to be surrendered to the Fund, together with all dividends, distributions or cash payments thereon held for such holder.

ARTICLE 6 -
AMENDMENTS

6.1

The Fund, Enterra, Big Horn, Enterra Sask, PartnerCo, Commercial Trust and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to holders of Common Shares, if and as required by the Court.

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund, Enterra, Big Horn, Enterra Sask, PartnerCo, Commercial Trust or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of the Fund, Enterra, Big Horn, Enterra Sask, PartnerCo, Commercial Trust and AcquisitionCo.

6.4

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Fund, provided that it concerns a matter which, in the reasonable opinion of the Fund, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Fund, or any former holder of Common Shares.

Appendix A

APPENDIX D
EXCHANGEABLE SHARE PROVISIONS

D-#

EXCHANGEABLE SHARES

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a class, shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.  Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Liquidation, as defined below; the extent, if any, of further participation on a Liquidation; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Liquidation"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Liquidation, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Liquidation.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares.  The rights, privileges, restrictions and conditions attaching to the Series A Exchangeable Shares, as a series, shall be as follows:

ARTICLE 1
INTERPRETATION

1.1

For the purposes of the Series A Exchangeable Share provisions:

"Act" means the Business Corporations Act (Alberta), as amended;

"affiliate" has the meaning given to that term in the Securities Act;

"Automatic Redemption" has the meaning given to that term in Section 7.1(a) of these share provisions;

"Automatic Redemption Date" means the date that is the third anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"Board of Directors" means the board of directors of the Corporation;

"Business Day" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"Common Shares" means the common shares in the capital of the Corporation;

"Corporation" means Enterra Acquisition Corp., a corporation incorporated under the Act, and includes any successor or continued corporation;

"Current Market Price" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"De Minimus Redemption" has the meaning given to that term in Section 7.1(b) of these share provisions;

"De Minimus Redemption Date" has the meaning given to that term in Section 7.1(b) of these share provisions;

"Distribution" means a cash distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit, and for greater certainty does not include a distribution of additional Trust Units pursuant to Section 5.8 of the Trust Indenture;

"Distribution Payment Date" means a date on which a Distribution is paid;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the trustee under the Trust Indenture;

"Dividend Record Date" means the date, if any, fixed by the Board of Directors as the date for determining holders of Exchangeable Shares entitled to receive payment of a dividend declared pursuant to Section 3.1 of these share provisions, and if no such date is so fixed, then "Dividend Record Date" shall be deemed to mean the date on which such dividend is paid to holders of Exchangeable Shares;

"Effective Date" has the meaning given to that term in the Plan of Arrangement;

"Exchange Ratio" shall as at the Effective Date be equal to one and shall thereafter be cumulatively adjusted by:

(a)

increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on that Distribution Payment Date; and

(b)

decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on that Dividend Record Date;

"Exchange Rights" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"Exchangeable Shares" mean the Series A Exchangeable Shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"holders" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"Information Circular" means the management proxy circular dated October 24, 2003 prepared by Enterra Energy Corp. in connection with the special meeting of the shareholders of Enterra Energy Corp. held to consider the Plan of Arrangement;

"Liquidation Amount" has the meaning given to that term in Section 5.1 of these share provisions;

"Liquidation Call Right" has the meaning ascribed thereto in Section 5.5 of these share provisions;

"Liquidation Date" has the meaning given to that term in Section 5.1 of these share provisions;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement pursuant to Section 193 of the ABCA attached as Appendix • to the Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"Purchase Price" has the meaning given to that term in Section 6.3 of these share provisions;

"Redemption Call Right" has the meaning given to that term in Section 7.6 of these share provisions;

"Redemption Date" means the Automatic Redemption Date or De Minimus Redemption Date, as the context requires;

"Redemption Price" has the meaning given to that term in Section 7.1(a) of these share provisions;

"Retracted Shares" has the meaning given to that term in Section 6.1(a) of these share provisions;

"Retraction Call Right" has the meaning given to that term in Section 6.1(b) of these share provisions;

"Retraction Date" means the date that is seven Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"Retraction Price" has the meaning given to that term in Section 6.1 of these share provisions;

"Retraction Request" has the meaning given to that term in Section 6.1 of these share provisions;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the agreement made among the Trust, the Trustee and the Corporation and dated as of the Effective Date;

"TSX" means the Toronto Stock Exchange;

"Transfer Agent" means Olympia Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"Trust" means the Enterra Energy Trust, a trust organized under the laws of Alberta;

"Trust Subsidiary" means Enterra Exchangeco Ltd.;

"Trust Indenture" means the trust indenture relating to the Trust dated as of October •, 2003 between Enterra Energy Corp. and Olympia Trust Company, as such indenture may be amended from time to time;

"Trust Units" means the units of the Trust as constituted on the Effective Date;

"Trustee" means the trustee appointed to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Alberta and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement; and

"Voting and Exchange Trust Agreement" means the agreement made among the Trust, Trust Subsidiary, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF SERIES A EXCHANGEABLE SHARES

2.1

The Exchangeable Shares shall, subject to the following, be entitled to the liquidation and dividend preferences attributed to the Exchangeable Shares as a class, as set out in the articles of the Corporation.

ARTICLE 3
DIVIDENDS

3.1

Holders of Exchangeable Shares will be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such cash dividends as may be declared thereon by the Board of Directors from time to time.  Such cash dividends shall be paid out of money of the Corporation properly applicable to the payment of dividends.  For greater certainty, holders of Exchangeable Shares shall not be entitled to receive any dividends paid by the distribution of assets, shares or property of the Corporation, other than cash.

3.2

Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any dividends declared on the Exchangeable Shares by the Board of Directors, and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the dividend represented thereby unless the cheque is not paid on presentation.  No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares by the Board of Directors shall be determined by the Board of the Directors in its sole discretion subject to applicable law.

3.4

If on any payment date for any dividends declared on the Exchangeable Shares by the Board of Directors the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1

So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a)

pay any dividend on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b)

redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c)

redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)

amend the articles or bylaws of the Corporation in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) above shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.  Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of Exchangeable Shares.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the product of the Current Market Price of a Trust Unit on the Liquidation Date and the Exchange Ratio as at the Liquidation Date, which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.2 of these share provisions.  Fractional Trust Units will not be delivered.  Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2

On or promptly after the Liquidation Date, and subject to the exercise by the Trust or Trust Subsidiary of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares.  Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom.  On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided.

5.3

The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom.  Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions.  Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.4

After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.5

The Trust and Trust Subsidiary shall each have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, or any Subsidiary of the Trust) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 5, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.7 of these share provisions.  Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units.  In the event of the exercise of the Liquidation Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

5.6

To exercise the Liquidation Call Right, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation.  The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not the Trust or Trust Subsidiary has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised.  If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

5.7

For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Liquidation Amount less any amounts withheld on account of tax required to be deducted and withheld therefrom.  Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than the Trust and any Subsidiary of the Trust) will be limited to receiving such holder's proportionate part of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled.  Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled less any amounts withheld on account of tax required to be deducted and withheld therefrom.  If neither the Trust nor Trust Subsidiary exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 5.1 of these share provisions.

ARTICLE 6
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1

Subject to applicable law and Article 15 below, and provided neither the Trust nor Trust Subsidiary has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the product of the Current Market Price of a Trust Unit on the Retraction Date and the Exchange Ratio as at the Retraction Date (the "Retraction Price"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, in accordance with Section 6.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder.  Fractional Trust Units will not be issued.  Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.  To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule I hereto or in such other form as may be acceptable to the Corporation:

(a)

specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b)

acknowledging the overriding right (the "Retraction Call Right") of the Trust and Trust Subsidiary to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2

Subject to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price.  If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by the Trust or Trust Subsidiary pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3

Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify the Trust and Trust Subsidiary thereof and shall provide to the Trust and Trust Subsidiary a copy of the Retraction Request.  In order to exercise the Retraction Call Right, the Trust or Trust Subsidiary must notify the Corporation of its determination to do so (the "Call Notice") within two Business Days of notification to the Trust and Trust Subsidiary by the Corporation of the receipt by the Corporation of the Retraction Request.  If neither the Trust nor Trust Subsidiary so notifies the Corporation within such two Business Day period and the holder has not indicated that the holder intends to exercise the Exchange Rights, the Corporation will notify the holder as soon as possible thereafter that neither the Trust nor Trust Subsidiary will exercise the Retraction Call Right.  If the Trust or Trust Subsidiary delivers the Call Notice within such two Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to the Trust or Trust Subsidiary, as applicable (in this Article 6, the "RCR Exercising Party"), in accordance with the Retraction Call Right.  In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount (the "Purchase Price") per share equal to the Retraction Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, for each Retracted Share.  Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units.  To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares.  Provided that the RCR Exercising Party has complied with Section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date.  In the event that neither the Trust nor Trust Subsidiary delivers a Call Notice within such two Business Day period (and the holder of the Retracted Shares has not in such circumstances exercised its Exchange Rights), and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4

The Corporation, the Trust or Trust Subsidiary, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule I hereof or by notice to the holders of Exchangeable Shares, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, the Trust or Trust Subsidiary, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5

On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided.  On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by the Trust or Trust Subsidiary shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

6.6

Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law.  If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to the nearest whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation.  In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof.  Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require the Trust to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by the Trust to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7

A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to the Trust or Trust Subsidiary shall be deemed to have been revoked.

ARTICLE 7
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1

Subject to applicable law, and provided neither the Trust nor Trust Subsidiary has exercised the Redemption Call Right, the Corporation:

(a)

shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the product of the Current Market Price of a Trust Unit on that Redemption Date and the Exchange Ratio as at that Redemption Date (the "Redemption Price") (such redemption being an "Automatic Redemption"); and

(b)

may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "De Minimus Redemption Date" and, collectively with an Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (such redemption being a "De Minimus Redemption").

7.2

The Redemption Price shall be satisfied in full in all cases by the Corporation delivering or causing to be delivered that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.4 of these share provisions.  Fractional Trust Units will not be issued.  Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

7.3

In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by the Trust or Trust Subsidiary under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder.  Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right.  The accidental failure or omission to give any notice of redemption under this Section 7.3 to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trust Subsidiary) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

7.4

On or after the applicable Redemption Date and subject to the exercise by the Trust or Trust Subsidiary of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice.  Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom.  On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided.

7.5

The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom.  Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions.  Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

7.6

Subject to Section 7.7, the Trust and Trust Subsidiary shall each have the overriding right (the "Redemption Call Right"), notwithstanding any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 7, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, Trust Subsidiary or any other Subsidiary of the Trust) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 7, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.8 of these share provisions.  Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units.  In the event of the exercise of the Redemption Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

7.7

Trust Subsidiary shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which the Trust has not exercised its Redemption Call Right.  To exercise the Redemption Call Right, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 45 days before the applicable Redemption Date.  The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not either of the Trust or Trust Subsidiary has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised.  If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party will on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, the number of Exchangeable Shares that were to have been redeemed pursuant to this Article 7 for a price per Exchangeable Share equal to the Redemption Price.

7.8

For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom.  Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than the Trust and Trust Subsidiary) will be limited to receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled.  Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom.  If neither the Trust nor Trust Subsidiary exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 of these share provisions.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1

Subject to applicable law and notwithstanding Section 8.2, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of Common Shares or cash.

8.2

Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share.  If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.  If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1

Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2

Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Subsidiary of the Trust or any affiliate of the Trust) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting.  At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Subsidiary or the Trust or any affiliate of the Trust) at such meeting shall constitute the approval or consent of the  holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1

Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis as follows:

(a)

the Trust will not:

(i)

issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii)

issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii)

issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 11.1(a)(ii) above, (C) evidences of indebtedness of the Trust, or (D) assets of the Trust;

unless:

(iv)

one or both of the Trust and the Corporation issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v)

the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares;

(vi)

such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan for holders of Trust Units approved by the board of directors of the Corporation; or

(vii)

it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares;

(b)

the Trust will not:

(i)

subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii)

reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii)

reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(iv)

the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v)

it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares; and

(c)

the Trust will ensure that the record date for any event referred to in Section 11.1(a) or 11.1(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to the Corporation).  The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1

The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, the Trust and Trust Subsidiary with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, the Trust and Trust Subsidiary, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreements.

12.2

The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)

adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b)

making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c)

making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1

The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the Voting Rights and the Exchange Rights thereunder).

13.2

Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of the Trust and Trust Subsidiary, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of the Trust and Trust Subsidiary as therein provided.

13.3

The Corporation, the Trust, Trust Subsidiary and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, the Trust, Trust Subsidiary or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, the Trust, Trust Subsidiary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, the Trust, Trust Subsidiary or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, the Trust, Trust Subsidiary or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4

For greater certainty, any payments to holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes.  Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

ARTICLE 14
SPECIFIED AMOUNT

14.1

The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) is $●.  [Such amount to be determined shortly before the Effective Time.]

ARTICLE 15
NON-RESIDENT HOLDERS

15.1

Notwithstanding anything contained herein, the obligation of the Corporation, the Trust or Trust Subsidiary to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country may be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent, who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 16
NOTICES

16.1

Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation.  Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

16.2

Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation.  Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be.  The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

16.3

Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder.  Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery.  Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by the Corporation pursuant thereto.

D-#

SCHEDULE I TO SERIES A EXCHANGEABLE SHARE PROVISIONS

NOTICE OF RETRACTION

AND EXERCISE OF EXCHANGE RIGHTS

To

Enterra Energy Corp. (the "Corporation"), Enterra Energy Trust (the "Trust") and Enterra Exchangeco Ltd. ("Trust Subsidiary")

This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the Series A Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions:

_____

all share(s) represented by this certificate; or

_____

share(s) only of the shares represented by this certificate.

NOTE:

The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of the Trust or Trust Subsidiary to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions.  This Retraction Request, and this offer to sell the Retracted Shares to the Trust and Trust Subsidiary, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.  Unless the following box is checked, in the event that neither the Trust nor Trust Subsidiary exercises the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the undersigned the Exchangeable Shares referred to above:

The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase on the Retraction Date the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned is (circle one):

(a)

not a non-resident of Canada for the purposes of the Income Tax Act (Canada); or

(b)

a non-resident of Canada for the purposes of the Income Tax Act (Canada) and has delivered a certificate issued by the Canada Customs and Revenue Agency pursuant to section 116 of the Income Tax Act (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "Certificate"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable the Corporation, the Trust or Trust Subsidiary, as the case may be, to comply with section 116 of the Income Tax Act (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, the Trust or Trust Subsidiary, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

_____

Please check if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:

This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent.  The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

_______________________

Name of Person in Whose Name Securities or Cheque(s)

Are to be Registered, Issued or Delivered (please print):

Street Address or P.O.  Box:

Signature of Shareholder:

Social Insurance Number:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:

If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

Appendix A

APPENDIX E
SUPPORT AGREEMENT

E-#

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the _____ day of ____________________, 2003.

BETWEEN:

ENTERRA ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as the "Trust")

- and -

ENTERRA ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo")

WHEREAS pursuant to a plan of arrangement (the "Plan of Arrangement") under Section 193 of the Business Corporations Act (Alberta) involving Enterra Energy Corp. ("Enterra"), it was decided that on the Effective Date (as defined in the Plan of Arrangement), the Trust and AcquisitionCo would enter into a support agreement containing terms and conditions satisfactory to each of the parties acting reasonably;

AND WHEREAS under the Plan of Arrangement, it is contemplated that Exchangeable Shares may be issued by AcquisitionCo, having the attributes described in the Plan of Arrangement;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby the Trust will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Defined Terms

In this Agreement, the term "Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.  Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2

Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3

Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa.  Words importing the use of any gender shall include all genders.

1.4

Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF THE TRUST AND ACQUISITIONCO

2.1

Covenants of the Trust Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, the Trust agrees that:

(a)

the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

(b)

the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be; and

(c)

the Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2

Notification of Certain Events

In order to assist the Trust to comply with its obligations hereunder, AcquisitionCo will give the Trust notice of each of the following events at the time set forth below:

(a)

immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b)

immediately, upon the earlier of (i) receipt by AcquisitionCo of notice of, and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c)

immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d)

at least 45 days prior to any Redemption Date;

(e)

as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares; and

(f)

in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.3

Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Trust Units to any holder of Exchangeable Shares, the Trust shall forthwith issue and deliver the requisite Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct.  All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.  The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Trust may now or hereafter be required to issue Trust Units.

2.4

Qualification of Trust Units

The Trust covenants that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Share Provisions, the Liquidation Amount, the Liquidation Call Right, the Exchange Rights, the Automatic Exchange Right (as that term is defined in the Voting and Exchange Trust Agreement), the Retraction Call Right, the Redemption Price or the Redemption Call Right) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) may be delivered by the Trust, Trust Subsidiary or AcquisitionCo to the initial holder thereof (other than Trust Subsidiary or AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian federal or provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be and remain duly registered, qualified or approved.  The Trust represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Trust for the purposes of Canadian federal and provincial securities law).  The Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.5

Equivalence

(a)

The Trust will not:

(i)

issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii)

issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii)

issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 2.5(a)(ii) above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

unless:

(iv)

one or both of the Trust and AcquisitionCo issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v)

the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi)

such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan for holders of Trust Units approved by the board of directors of AcquisitionCo; or

(vii)

the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(b)

The Trust will not:

(i)

subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii)

reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii)

reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless:

(iv)

the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v)

the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(c)

The Trust will ensure that the record date for any event referred to in section 2.5(a) or 2.5(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to AcquisitionCo).

2.6

Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "Bid") is proposed by the Trust or is proposed to the Trust or the holders of Trust Units, and is recommended by the Trust, or is otherwise effected or to be effected with the consent or approval of the Trust, the Trust shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, the Trust will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by the Trust or where the Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).  AcquisitionCo acknowledges that under the terms of the Trust Indenture it shall be delegated responsibility for these matters and agrees to comply with the foregoing.

2.7

Ownership of Outstanding Shares

The Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, Trust Subsidiary or any of their respective affiliates, the Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo.  Notwithstanding the foregoing, the Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust.

2.8

Trust Not to Vote Exchangeable Shares

The Trust covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by the Trust, Trust Subsidiary or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting.  The Trust further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.9

Due Performance

On and after the Effective Date, the Trust shall duly and timely perform all of its obligations provided for in connection with the Arrangement and the Articles of AcquisitionCo, including any obligations that may arise upon the exercise of the Trust's or Trust Subsidiary's rights under the Share Provisions.

ARTICLE 3
TRUST SUCCESSORS

3.1

Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a)

such other person or continuing entity (herein called the "Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trust under this Agreement; and

(b)

such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2

Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, Trust Successor and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this agreement in the name of the Trust or otherwise.

3.3

Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1

Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than the Trust or any of its Subsidiaries or affiliates.

4.2

Changes in Capital of the Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.5 or 2.6 hereof, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3

Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4

Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by AcquisitionCo and the Trust and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5

Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a)

adding to the covenants of the Trust or both for the protection of the holders of the Exchangeable Shares provided that the Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares; or

(b)

making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6

Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders.  Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7

Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

4.8

Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9

Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a)

if to the Trust to:

2300, 125 – 9th Avenue S.E.
Calgary, Alberta

T2G 0P6

Attention:

Manager, Client Services

Telecopier:

(403) 265-1455

(b)

if to AcquisitionCo to:

2600, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 0V6

Attention:

President

Telecopier:

(403) 294-1197

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10

Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11

Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12

Attornment

Each of the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13

Trustee

AcquisitionCo acknowledges that Olympia Trust Company is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Olympia Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

OLYMPIA TRUST COMPANY as trustee for and on behalf of ENTERRA ENERGY TRUST

Per:

Per:

Enterra acquisition CORP.

Per:

Per:

F-#

Appendix A

APPENDIX F
VOTING AND EXCHANGE TRUST AGREEMENT

F-#

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the _____ day of __________________, 2003.

AMONG:

ENTERRA ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as the "Trust"),

- and -

ENTERRA ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo"),

- and -

ENTERRA EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "Trust Subsidiary"),

- and -

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "Trustee"),

WHEREAS pursuant to a plan of arrangement (the "Plan of Arrangement") under Section 193 of the Business Corporations Act (Alberta) involving Enterra Energy Corp. ("Enterra"), it was decided that on the Effective Date (as defined in the Plan of Arrangement), the Trust and AcquisitionCo would enter into a voting and exchange trust agreement containing such terms and conditions as may be satisfactory by the parties acting reasonably;

AND WHEREAS pursuant to the Plan of Arrangement it is contemplated that AcquisitionCo will directly or indirectly acquire all of the issued and outstanding equity shares of Enterra;

AND WHEREAS under the Plan of Arrangement it is contemplated that, in consideration for the acquisition of the outstanding equity shares of Enterra, exchangeable shares of AcquisitionCo ("Exchangeable Shares") may be issued by AcquisitionCo, having the attributes described in the Plan of Arrangement including certain exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time;

AND WHEREAS these recitals are made by the Trust and AcquisitionCo but not by the Trustee;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Agreement, the following terms shall have the following meanings:

"Act" means the Business Corporations Act (Alberta), as amended.

"Affiliate" has the meaning given to that term in the Securities Act.

"Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by (ii) the Equivalent Vote Amount.

"Automatic Exchange Rights" means the benefit of the obligation of the Trust or Trust Subsidiary to effect the automatic exchange of Exchangeable Shares for Trust Units pursuant to Section 5.12(c).

"Beneficiary Votes" has the meaning ascribed thereto in Section 4.2.

"Beneficiaries" means the registered holders from time to time of Exchangeable Shares, other than the Trust or any of its Subsidiaries.

"Board of Directors" means the Board of Directors of AcquisitionCo.

"Business Day" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada.

"Call Rights" has the meaning given to that term in the Share Provisions.

"Current Market Price" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"Effective Date" has the meaning given to that term in the Share Provisions.

"Equivalent Vote Amount" means, with respect to any matter, proposition or question on which holders of Trust Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question.

"Exchange Ratio" has the meaning given to that term in the Share Provisions.

"Exchange Rights" has the meaning given to that term in Section 5.1.

"Exchange Rights Trigger Event" has the meaning given to that term in Section 5.1.

"Exchangeable Shares" means the Series A Exchangeable Shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions.

"Indemnified Parties" has the meaning given to that term in Section 8.1.

"Insolvency Event" means the institution by AcquisitionCo of any proceeding to be adjudicated to be bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Share Provisions.

"Liquidation Event" has the meaning given to that term in Section 5.12(b).

"Liquidation Event Effective Date" has the meaning given to that term in Section 5.12(c).

"List" has the meaning given to that term in Section 4.6.

"Officer's Certificate" means, with respect to Trust Subsidiary or AcquisitionCo, as the case may be, a certificate signed by any officer or director of Trust Subsidiary or AcquisitionCo, as the case may be.

"person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

"Redemption Call Right" has the meaning given to that term in the Share Provisions.

"Retracted Shares" has the meaning given to that term in Section 5.7.

"Retraction Call Right" has the meaning given to that term in the Share Provisions.

"Securities Act" means the Securities Act (Alberta), as amended.

"Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.

"Special Voting Right" means the special voting right of the Trust issued by the Trust to and deposited with the Trustee, which, commencing on the first day of the calendar month which immediately follows the Effective Date, entitles the Beneficiaries to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

"Subsidiary" has the meaning given to that term in the Share Provisions.

"Support Agreement" means that certain support agreement made as of even date herewith between the Trust and AcquisitionCo.

"trust" means the trust created by this Agreement.

"Trust" means Enterra Energy Trust, a trust organized under the laws of Alberta.

"Trust Affiliates" means Affiliates of the Trust.

"Trust Consent" has the meaning given to that term in Section 4.2.

"Trust Estate" means the Special Voting Right, any other securities, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

"Trust Indenture" has the meaning given to that term in the Share Provisions.

"Trust Meeting" has the meaning given to that term in Section 4.2.

"Trust Successor" has the meaning given to that term in Section 10.1(a).

"Trust Unitholders" means holders of Trust Units.

"Trust Units" means the units of the Trust as constituted on the date hereof.

"Trustee" means Olympia Trust Company as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee.

"TSX" means the Toronto Stock Exchange.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement.  Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement.  The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa.  Words importing any gender shall include all genders.

1.4

Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1

Establishment of the Trust

The purpose of this Agreement is to create the trust for the benefit of the Beneficiaries, as herein provided.  The Trustee will hold the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING RIGHT

3.1

Issue and Ownership of the Special Voting Right

The Trust has issued to and has deposited with the Trustee, the Special Voting Right to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement.  The Trust hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Right by the Trust to the Trustee.  During the term of the trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Right, provided that the Trustee shall:

(a)

hold the Special Voting Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)

except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Right, and the Special Voting Right shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2

Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Special Voting Right with respect to the Exchangeable Shares held by a Beneficiary.

3.3

Safe Keeping of Certificate

The certificate representing the Special Voting Right shall at all times be held in safe keeping by the Trustee.

ARTICLE 4
EXERCISE OF SPECIAL VOTING RIGHT

4.1

Special Voting Right

The Trustee, as the holder of record of the Special Voting Right, shall be entitled to all of the votes represented by the Special Voting Right, including the right to vote in person or by proxy the Special Voting Right on any matters, questions, proposals or propositions whatsoever that may properly come before the Trust Unitholders at a Trust Meeting or in connection with a Trust Consent.  The Special Voting Right shall be and remain vested in and exercised by the Trustee.  Subject to Section 6.15:

(a)

the Trustee shall exercise the Special Voting Right only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought; and

(b)

to the extent that no instructions are received from a Beneficiary with respect to the votes relating to the Special Voting Right to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such votes relating to the Special Voting Right.

4.2

Number of Votes

With respect to all meetings of Trust Unitholders at which holders of Trust Units are entitled to vote (a "Trust Meeting") and with respect to all written consents sought by the Trust from Trust Unitholders (a "Trust Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the number of votes comprised in the Special Voting Right that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by the Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be (the "Beneficiary Votes"), in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or in connection with such Trust Consent.

4.3

Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as the Trust utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in Section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by the Trust to Trust Unitholders:

(a)

a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to Trust Unitholders;

(b)

a statement of the current Exchange Ratio;

(c)

a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally the Beneficiary Votes thereat;

(d)

a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i)

a proxy to such Beneficiary or designee thereof to exercise personally the Beneficiary Votes; or

(ii)

a proxy to a designated agent or other representative of the Trust to exercise such Beneficiary Votes;

(e)

a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f)

a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g)

a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by the Trust or by applicable law for purposes of determining Trust Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent.  The Trust will notify the Trustee of any decision with respect to the calling of any Trust Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4

Copies of Unitholder Information

The Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings, but excluding proxies to vote Trust Units), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders.  The Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the Trust) received by the Trustee from the Trust contemporaneously with the sending of such materials to Trust Unitholders.  The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.5

Other Materials

As soon as reasonably practicable after receipt by the Trust or any Trust Unitholder (if such receipt is known by the Trust) of any material sent or given by or on behalf of a third party to Trust Unitholders generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter.  As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials received by the Trustee from the Trust.  The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.6

List of Persons Entitled to Vote

AcquisitionCo shall, (i) prior to each annual, general or special Trust Meeting or the seeking of any Trust Consent, and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the Trust or pursuant to applicable law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent.  Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement.  The Trust agrees to give AcquisitionCo notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7

Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8

Voting by Trustee and Attendance of Trustee Representative at Meeting

(a)

In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b)

The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for the Special Voting Right to attend each Trust Meeting.  Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting, or (ii) submits to such representative written revocation of any such previous instructions.  At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9

Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the Trust utilizes in communications to Trust Unitholders subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AcquisitionCo.  AcquisitionCo shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)

a current List; and

(b)

upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

4.10

Termination of Special Voting Right

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to the Trust, and such Beneficiary Votes and the Special Voting Right represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in either case, the Trust shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Trust or Trust Subsidiary pursuant to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AcquisitionCo pursuant to Article 5 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1

Grant and Ownership of the Exchange Right

The Trust hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a)

the right (the "Exchange Rights"), upon the occurrence and during the continuance of:

(i)

an Insolvency Event; or

(ii)

circumstances in which the Trust and Trust Subsidiary may exercise any of the Call Rights, but elect not to exercise such Call Right;

(any such occurrence being an "Exchange Rights Trigger Event") to require the Trust or Trust Subsidiary to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b)

the Automatic Exchange Rights;

all in accordance with the provisions of this Agreement.  The Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by the Trust to the Trustee.  During the term of the trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c)

hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d)

except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the trust is created pursuant to this Agreement.

5.2

Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a)

their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b)

the Automatic Exchange Rights.

5.3

General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee.  Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof.  To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4

Purchase Price

The purchase price payable by the Trust or Trust Subsidiary, as applicable, for each Exchangeable Share to be purchased by the Trust or Trust Subsidiary, as applicable, under the Exchange Rights shall be an amount per share equal to the product of a Current Market Price of a Trust Unit on date of closing of the purchase and sale of such Exchangeable Share under the Exchange Rights and the Exchange Ratio as at such closing date.  In connection with each exercise of the Exchange Rights, AcquisitionCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share.  The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary, as applicable, issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio on the date of closing of the purchase and sale of such Exchangeable Share under the Exchange Rights.

5.5

Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo.  To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires the Trust or Trust Subsidiary to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, AcquisitionCo, the Trust and Trust Subsidiary may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by the Trust or Trust Subsidiary, as applicable free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued, and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement.  If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Trust or Trust Subsidiary under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6

Delivery of Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires the Trust or Trust Subsidiary to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer, the Trustee shall notify the Trust and AcquisitionCo of its receipt of the same, which notice to the Trust and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and the Trust or Trust Subsidiary, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights and the payment of the total purchase price therefor without interest (but less any amounts withheld pursuant to Section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement.  Immediately upon the giving of notice by the Trustee to the Trust and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to the Trust or Trust Subsidiary, as the case may be, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not allotted, issued and delivered by the Trust or Trust Subsidiary to the Trustee on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by the Trust or Trust Subsidiary.  Upon delivery by the Trust or Trust Subsidiary to the Trustee of such Trust Units, and the balance of the purchase price, if any, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary).  Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7

Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised the right under Article 6 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 6.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 6.1 of the Share Provisions and provided further that the Trustee has received written notice of same from the Trust, Trust Subsidiary or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem.  In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require the Trust or Trust Subsidiary to purchase such shares in accordance with the provisions of this Article 5.

5.8

Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to the Trust or Trust Subsidiary pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of the Trust, Trust Subsidiary, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such Trust Units to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, the Trust, Trust Subsidiary and AcquisitionCo that such taxes, if any, have been paid.

5.9

Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Trust, Trust Subsidiary or AcquisitionCo shall give written notice thereof to the Trustee.  As soon as practicable following the receipt of notice from the Trust, Trust Subsidiary or AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the Trust (such funds to be received in advance), a notice of such Exchange Rights Trigger Event in the form provided by the Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10

Qualification of Trust Units

The Trust covenants that if any Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian, federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of the Trust or Trust Subsidiary to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved.  The Trust will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units have been listed and remain listed and are quoted or posted for trading at such time.

5.11

Trust Units

The Trust hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.  The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Offer with respect to which the Trust may now or hereafter be required to issue Trust Units.

5.12

Automatic Exchange on Liquidation of the Trust

(a)

The Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i)

in the event of any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii)

as soon as practicable following the earlier of (A) receipt by the Trust of notice of, and (B) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

(b)

As soon as practicable following receipt by the Trustee from the Trust of notice of any event (a "Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by the Trust, to the Beneficiaries.  Such notice shall include a brief description of the Automatic Exchange Rights.

(c)

In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the Trust in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "Liquidation Event Effective Date") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units.  To effect such automatic exchange, the Trust or Trust Subsidiary shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to the product of the Current Market Price of a Trust Unit on the fifth Business Day prior to the Liquidation Event Effective Date and the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date.  AcquisitionCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share.  The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d)

On the fifth Business Day prior to the Liquidation Event Effective Date:  (i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred; (ii) each Beneficiary shall be deemed to have transferred to the Trust or Trust Subsidiary, as determined by the Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate; (iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged; (iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and (v) the Trust or Trust Subsidiary, as applicable shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, without any interest and less any amounts withheld pursuant to Section 5.13.  Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with the Trust or Trust Subsidiary, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent the Trust Units issued to the Beneficiary pursuant to such automatic exchange.  Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trust Subsidiary may reasonably require, the Trust or Trust Subsidiary, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13

Withholding Rights

The Trust, Trust Subsidiary and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as the Trust, Trust Subsidiary or the Trustee is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded.  The Trustee may act on the advice of counsel with respect to such matters.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  The Trust, Trust Subsidiary and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Trust Subsidiary or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Trust Subsidiary or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14

No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including, without limitation, Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and the Trust and Trust Subsidiary will not deliver, fractions of Trust Units.  Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee, on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1

Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the trust, shall include:

(a)

receipt and deposit of the Special Voting Right as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)

delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)

voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)

receiving the grant of the Exchange Rights and the Automatic Exchange Rights from the Trust as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e)

exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f)

holding title to the Trust Estate;

(g)

investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h)

taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the Trust and AcquisitionCo under this Agreement; and

(i)

taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the trust.  Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.  For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement, except as otherwise provided by applicable law.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2

No Conflict of Interest

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity.  The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9.  If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.  If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder,

6.3

Dealings with Transfer Agents, Registrars, etc.

The Trust and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a)

consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b)

requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such securities, the certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

AcquisitionCo and the Trust irrevocably authorize their respective registrars and transfer agents to comply with all such requests.  The Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4

Books and Records

The Trustee shall keep available for inspection by the Trust and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Right, Exchange Right and the Automatic Exchange Rights.  On or before January 15, 2004, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to the Trust and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a)

the property and funds comprising the Trust Estate as of that date;

(b)

the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the Trust of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c)

any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5

Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded.

In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to the Trust and AcquisitionCo).  If requested by the Trustee, the Trust and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6

Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Right pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Right pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7

Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter.  In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8

Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9

Evidence and Authority to Trustee

The Trust and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Trust and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo promptly if and when:

(a)

such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b)

the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Trust and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the trustee of the Trust and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of the Trust and/or a director, officer or employee of AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c)

declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d)

describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e)

declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10

Experts, Advisers and Agents

The Trustee may:

(a)

in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Trust, Trust Subsidiary or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)

employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11

Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo.  Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, bank or trust company for so depositing such moneys.

6.12

Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13

Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Trust and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14

Authority to Carry on Business

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15

Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands.  In so refusing, the Trustee may elect not to exercise any portion of the Special Voting Right, and any Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands.  The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)

the rights of all adverse claimants with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b)

all differences with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16

Acceptance of Trust

The Trustee hereby accepts the trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1

Fees and Expenses of the Trustee

The Trust and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the Trust and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted with gross negligence, wilful default or fraud.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1

Indemnification of the Trustee

The Trust and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents, and all of their successors and assigns, appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") in respect of:

(a)

any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trustee's acceptance or administration of the trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b)

all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c)

all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the trust;

unless any of the foregoing arise out of the gross negligence, wilful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 8.1 shall not apply.

In no case shall the Trust or AcquisitionCo be liable under this indemnity for any claim against any of the Indemnified Parties unless the Trust and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim.  Subject to (ii) below, the Trust and AcquisitionCo shall be entitled to participate at their own expense in the defence and, if the Trust and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim.  The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless:  (i) the employment of such counsel has been authorized by the Trust or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and the Trust or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to the Trust or AcquisitionCo that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Trust or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the Trust and AcquisitionCo shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).  This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee and the termination of the Trust.

8.2

Limitation of Liability

The Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns, shall not be held liable in tort, contract or otherwise for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the gross negligence, wilful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents.

ARTICLE 9
CHANGE OF TRUSTEE

9.1

Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Trust and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless the Trust and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee.  Upon receiving such notice of resignation, the Trust and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada (or the Province of Alberta) and authorized to carry on the business of a trust company in the Province of Alberta, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.  Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement.  If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the Trust and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2

Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty (60) days' prior notice by written instrument executed by the Trust and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee; provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 9.1.

9.3

Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Trust and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment.  Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement.  However, on the written request of the Trust and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act.  Upon the request of any such successor trustee, the Trust, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4

Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the Trust or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List.  If the Trust or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Trust and AcquisitionCo.

ARTICLE 10
TRUST SUCCESSORS

10.1

Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless:

(a)

such other person or continuing entity (herein called the "Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

(b)

such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2

Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Trust or Trustee may be done and performed with like force and effect by the directors or officers of such Trust Successor or of its trustee.

10.3

Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1

Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the Trust, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2

Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a)

adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)

making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Board of Directors of AcquisitionCo and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c)

making such changes or corrections which, on the advice of counsel to the Trust, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3

Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto.

Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4

Changes in Capital of the Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5

Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.  From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), the Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)

evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b)

making any additions to, deletions from or alterations of the provisions of this Agreement or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Trust, Trust Subsidiary, AcquisitionCo, the Trustee or this Agreement; and

(c)

for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1

Term

The trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)

no outstanding Exchangeable Shares are held by a Beneficiary;

(b)

each of the Trust and AcquisitionCo elects in writing to terminate the trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c)

21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the trust.

12.2

Survival of Agreement

This Agreement shall survive any termination of the trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1

Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2

Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3

Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a)

if to the Trust, at:

2300, 125 – 9th Avenue S.E.
Calgary, Alberta

T2G 0P6

Attention:

Manager, Client Services

Telecopier:

(403) 265-1455

(b)

if to the Trustee, at:

2300, 125 – 9th Avenue S.E.
Calgary, Alberta

T2G 0P6

Attention:

Manager, Client Services

Telecopier:

(403) 265-1455

(c)

if to AcquisitionCo, at:

2600, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 0V6•

Attention:

President

Telecopier:

(403) 294-1197

(d)

if to Trust Subsidiary, at:

2600, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 0V6•

Attention:

President

Telecopier:

(403) 294-1197

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4

Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply, mutatis mutandis, to notices or documents as aforesaid sent to such Beneficiaries.

13.5

Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6

Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7

Attornment

Each of the Trustee, the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8

Performance by Subsidiary of the Trust

Any provision in this Agreement providing for the delivery by the Trust of Trust Units or any other documents or instruments may, at the option of the Trust, be satisfied by delivery thereof by or on behalf of the Trust by a Trust Subsidiary, and in such case such delivery shall satisfy the obligations of the Trust and the rights of the Trust to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such Trust Subsidiary.

13.9

Trustee

Without limiting the obligations of Olympia Trust Company as the Trustee under this Agreement, the parties hereto acknowledge that Olympia Trust Company is also party to this Agreement in its capacity as the trustee of the Trust and as such is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Olympia Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

F-#

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

OLYMPIA TRUST COMPANY as trustee for and on behalf of ENTERRA ENERGY TRUST

Per:

Per:

ENTERRA ACQUISITION CORP.

Per:

Per:

OLYMPIA TRUST COMPANY

Per:

Per:

ENTERRA EXCHANGECO LTD.

Per:

Per:

Appendix A

APPENDIX G
FAIRNESS OPINION OF GMP

GRIFFITHS MCBURNEY & PARTNERS

2300, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

www.gmponline.com

October 24, 2003

The Board of Directors of
Enterra Energy Corp.
2600, 500 – 4th Avenue SW
Calgary, Alberta T2P 2V6

Dear Sirs:

The Arrangement is more fully described in the information circular and proxy statement of Enterra dated October 24, 2003 (the "Information Circular") to be mailed to Shareholders in respect of a special meeting of Shareholders to be held in Calgary, Alberta on November 24, 2003 (the "Meeting") and is conditional upon the approval by at least $66^{2/3}$% of the votes cast by Shareholders attending the Meeting in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Information Circular.

We understand that certain Shareholders who collectively own, directly or indirectly, or exercise control or direction over approximately 13% of the outstanding Enterra Shares have entered into agreements whereby they have agreed to vote in favor of the Arrangement, subject to certain conditions.

To assist the Board of Directors of Enterra (the "Board") in considering the terms of the Arrangement, and the making of its recommendations in respect thereof, the Board engaged GMP to provide it with our opinion (the "Fairness Opinion") as to whether the consideration offered to the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated October 24, 2003 (the "Engagement Agreement") and accepted by Enterra on October 24, 2003 to prepare this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Enterra or of any of the assets, liabilities or securities of Enterra or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive, from Enterra, a fee for the services provided, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. Enterra has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Enterra by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities and GMP has received no instructions from Enterra in connection with the preparation of this Fairness Opinion.

Qualifications of GMP

GMP is an independent Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinions expressed herein are the opinions of GMP as an entity. The principal individuals responsible for the preparation of this Fairness Opinion were Thomas A. Budd, President and Managing Partner, and Sandy L. Edmonstone, Partner. Mr. Budd and Mr. Edmonstone have 21 years and 6 years, respectively, of experience in the financial services industry.

Relationships with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Enterra or the Trust, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has not acted as a financial advisor, agent or underwriter to Enterra in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Enterra and the Trust, and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Enterra, the Trust or other Interested Parties.

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Scope of Review Conducted by GMP

For the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Enterra, including information derived from meetings and discussions with the management of Enterra. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Enterra:

i) drafts of the Information Circular up to and including the date hereof;

ii) plan of the arrangement to effect the Arrangement;

iv) the annual report for Enterra for the years ended December 31, 2002 and December 31, 2001;

v) the unaudited financial statements of Enterra for the six month period ended June 30, 2003, and the three month period ended March 31, 2003;

vi) the information circular of Enterra for the annual and special meeting of shareholders held on May 29, 2003;

vii) the current projected annual budget for the years ended December 31, 2003, December 31, 2004 and December 31, 2005, prepared by Enterra, including management estimates of capital expenditures, production and net operating income;

viii) a schedule of issued and outstanding shares, options and warrants of Enterra as at September 25, 2003;

ix) an evaluation of undeveloped land acreage and land values of Enterra prepared by Enterra management as at September 30, 2003;

x) a summary valuation of the oil and gas reserves and the present worth of future net cash flows of Enterra's properties prepared by McDaniel & Associates Consultants Ltd., effective as at December 31, 2002;

xi) a summary of the oil and gas reserves of Enterra's properties prepared by the management of Enterra, effective as at October 1, 2003;

xii) certificate as to certain factual matters dated the date hereof provided by Enterra and addressed to us;

xiii) public information relating to the business, operations, financial performance and trading history of Enterra and other selected public entities we considered relevant;

xiv) certain non-public information regarding Enterra, the Trust and their business and projects; and

3

xv) discussions with senior management of Enterra with respect to, among other things, the past and future operations of Enterra, Enterra's competitive position in the market, the information referred to above and other issues deemed relevant.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Enterra granted us access to its management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Enterra. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information. In addition, senior officers of Enterra, on behalf of Enterra, have made representations to us in a certificate dated as of October 24, 2003.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of accounting, legal and tax counsel to Enterra and express no view thereon. In rendering the Fairness Opinion we have not addressed the tax implications to Shareholders of electing among alternative forms of consideration available to Shareholders under the Arrangement.

The Arrangement is subject to a number of conditions outside the control of Enterra and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Enterra.

4

The Fairness Opinion is rendered as of October 24, 2003, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Enterra and its respective subsidiaries as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Enterra. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, GMP disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof. In rendering the Fairness Opinion we have not addressed the various market parameters which may apply to future trading values of the various forms of consideration available to Shareholders under the arrangement and the alternative markets on which such forms of consideration will trade.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase securities of Enterra or the Trust and should not be construed as a recommendation to vote in favour of the Arrangement. Our conclusion as to the fairness of the consideration offered under the Arrangement is based on our review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and such other matters as we considered relevant and subject to all of the foregoing, we are of the opinion that the consideration offered under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to Shareholders.

This Fairness Opinion may be relied upon by the management of Enterra and the Board for the purpose of considering the Arrangement and its recommendation to Shareholders with respect to the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

(signed) *Griffiths McBurney & Partners*

5

H-#

Appendix B

APPENDIX H
INFORMATION CONCERNING NEW ENTERRA

H-#

GENERAL DESCRIPTION OF THE BUSINESS

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Crude Oil and Natural Gas Properties

The Partnership

Financial Instruments

Liquidity and Capital Resources

DESCRIPTION OF SHARE CAPITAL

Common Shares

Preferred Shares

Exchangeable Shares

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

Optional Exchange Right

SUPPORT AGREEMENT

The Trust Support Obligation

DIRECTORS AND OFFICERS

PERSONNEL

EXECUTIVE COMPENSATION

EMPLOYEE SAVINGS PLAN

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

MATERIAL CONTRACTS

RISK FACTORS

INDUSTRY CONDITIONS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

AUDITORS, TRANSFER AGENT AND REGISTRAR

H-#

NOTICE TO READER

New Enterra will be the corporation resulting from the amalgamation of Enterra, AcquisitionCo, Big Horn and New Enterra pursuant to the Arrangement.  Following the implementation of the Arrangement, New Enterra will own, directly or indirectly, all of the crude oil and natural gas properties and assets of Enterra.  New Enterra will also assume, directly or indirectly, all of the liabilities of Enterra, Big Horn and Enterra Sask.  The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective.

GENERAL DESCRIPTION OF THE BUSINESS

Following the completion of the Arrangement, New Enterra will own, directly or indirectly through the Partnership, all of the assets of Enterra and will continue to carry on the crude oil and natural gas business similar to that carried on by Enterra prior to the Arrangement.  See Appendix J, Information Concerning Enterra Energy Corp. – General Description of the Business."  The Commercial Trust will be the holder of all of the common shares and preferred shares of New Enterra.  The head and principal office of New Enterra will be located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Following the completion of the Arrangement, New Enterra will be actively engaged in the business of crude oil and natural gas exploitation, development, acquisition and production in Western Canada.  New Enterra will employ a strategy with the objective to (i) provide Unitholders with a competitive annual yield by making monthly cash Distributions to such holders, (ii) maintain its existing assets  at a level that allows ongoing cash flow to be sustained, and (iii) continue to expand the business of New Enterra through the development of growth opportunities that will provide long-term stable cash flows and be accretive to its Unitholders.  Wherever possible, New Enterra will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

Crude Oil and Natural Gas Properties

Following the completion of the Arrangement, New Enterra will own, directly or indirectly through the Partnership, all of the existing assets of Enterra.  For a description of Enterra's oil and natural gas properties, see Appendix J, "Information Concerning Enterra Energy Corp. – Narrative Description of the Business – Description of Properties".

The Partnership

The Partnership was formed as a general partnership under the laws of the province of Alberta on August 16, 2001.  The Partnership holds the majority of Enterra's producing oil and gas properties.  Following the completion of the Arrangement, the partners of the Partnership will be New Enterra (99.99% interest) and Partnerco (0.01% interest).  New Enterra, as successor in interest to Enterra, will manage the operations of the Partnership.  The head office of the Partnership is located at Suite 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Financial Instruments

New Enterra will be party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts.  New Enterra will enter into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of low oil and gas prices and fluctuations in the U.S.-Canadian dollar exchange rate.  The contracts reduce the uncertainty in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales.  See Appendix J, "Information Concerning Enterra Energy Corp. – Future Commitments", for a description of contracts outstanding in respect of hedging transactions which New Enterra will assume following the completion of the Arrangement.  Although New Enterra has no set policy, it may, at the discretion of management, continue to use financial instruments to reduce corporate risk in certain situations.

Liquidity and Capital Resources

The need for capital of New Enterra will be both short-term and long-term in nature.  Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets.  Short-term capital will also be used from time to time to fund cash Distributions and to maintain a reasonably even monthly cash distribution program to Unitholders.  However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital.  There are essentially four methods of financing the capital needs of New Enterra, namely, debt, equity, internally generated cash and farm-out arrangements.

New Enterra  may use the available portion of its bank line for both short-term and long-term capital requirements.  The credit facility is anticipated to be reviewed at least annually.  New Enterra anticipates that it may prudently use increased amounts of debt as the cash flow stream of its assets supports the debt capacity, particularly in respect of financing the acquisition of producing properties.  New Enterra will manage debt levels with strict debt to cash flow guidelines.  Debt to cash flow levels, given commodity prices for 2003, are anticipated to be in the range of 1.5 to 2.0 times upon closing of the Arrangement, excluding the Series A Notes.

In respect of equity financing, there is an active market for the financing of Canadian resource trusts.  Accordingly, it is expected that any significant acquisition of producing properties will be financed in part through the issuance of additional Trust Units.

All of New Enterra's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation.  New Enterra has no control over government intervention or taxation levels in the oil and gas industry.

The Trust, through New Enterra, intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions.  New Enterra believes that it and each of its direct and indirect operating subsidiaries is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Devco

As announced in Enterra's press release dated August 3 2003, upon implementation of the Arrangement, Reg Greenslade, President and Chief Executive Officer, and Tom Jacobsen, Chief Operations Officer, will tender their resignations to Enterra to join Devco.  Enterra expects that certain other employees and consultants of Enterra will be terminated from their position with New Enterra following the implementation of the Arrangement.  Enterra expects that these employees and consultants will join Devco.

It is currently anticipated that, following the Arrangement, New Enterra and Devco will enter into a technical services agreement, pursuant to which (i) New Enterra will provide office space and various administrative services to Devco on a cost recovery basis, and (ii) New Enterra will have the right to retain certain Devco personnel as consultants to provide technical services to New Enterra on a cost recovery basis.  The agreement is expected to commence on the Effective Date and expire on November 30, 2004.  New Enterra may, from time to time, enter into various joint venture, farm-in, participation, operating agreements, or other similar arrangements with Devco relating to the exploration and development of oil and gas prospects.  All such arrangements will be structured on industry standard terms and will be subject to review and approval of the independent boards of directors of each of New Enterra and Devco.

DESCRIPTION OF SHARE CAPITAL

Following the Arrangement, New Enterra will be authorized to issue an unlimited number of common shares, an unlimited number of preferred shares issuable in series and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") will be authorized.  Upon completion of the Arrangement, the Commercial Trust will be the sole holder of the issued and outstanding common shares and preferred shares of New Enterra.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of New Enterra and to one vote at such meetings.  The holders of common shares will be, at the discretion of the New Enterra Board and subject to applicable legal restrictions and to certain preferences of holders of Exchangeable Shares and preferred shares, entitled to receive any dividends declared by the New Enterra Board on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares and any other shares having priority over the common shares with respect to the payment of dividends have been paid in full.  The holders of common shares will be entitled to share equally in any distribution of the assets of New Enterra upon the liquidation, dissolution, bankruptcy or winding up of New Enterra or other distribution of its assets among its shareholders for the purpose of winding up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Preferred Shares

Prior to the Effective Date, New Enterra will have authorized one or more classes of preferred shares.  Preferred shares of each class will rank prior to the common shares and to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding up of New Enterra.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement.  This summary is qualified in its entirety by reference to the full text of (i) the Exchangeable Share Provisions, (ii) the Support Agreement, and (iii) the Voting and Exchange Trust Agreement, which are attached as Appendix D, Appendix E and Appendix F to this Information Circular and which are incorporated herein by reference.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for Distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time.  In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange.  Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares.  In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units.  Holders of Exchangeable Shares will not receive cash Distributions from the Trust or New Enterra.  Rather, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of New Enterra and prior to the common shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding up of New Enterra.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the New Enterra Board.  New Enterra anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash Distributions on the Trust Units into which such Exchangeable Shares are exchangeable.  In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

New Enterra will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a)

pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b)

redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c)

redeem or purchase any other shares of New Enterra ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)

amend the articles or by laws of New Enterra in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The restrictions in (a), (b) and (c) above shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of New Enterra

In the event of the liquidation, dissolution or winding up of New Enterra or any other proposed distribution of the assets of New Enterra among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from New Enterra, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable.  This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement - Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time.  "Trust liquidation event" means:

(e)

any determination by the Trust to institute voluntary liquidation, dissolution or winding up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(f)

the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require New Enterra to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units.  Fractional Trust Units will not be delivered.  Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.  Holders of the Exchangeable Shares may request redemption by presenting to New Enterra or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares.  Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which New Enterra or the transfer agent receives the retraction notice.  Unless otherwise requested by the holder and agreed to by New Enterra, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date.  In this case, the Retraction Date will instead occur on such Distribution Payment Date.  The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests New Enterra to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested New Enterra to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time.  At the time of a Retraction Request by a holder of Exchangeable Shares, New Enterra will immediately notify the Trust and Trust Subsidiary.  The Trust or Trust Subsidiary must then advise New Enterra within two business days as to whether the Retraction Call Right will be exercised.  A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by New Enterra.  If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested New Enterra to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by New Enterra, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.  In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right.  See "Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary.  If, as a result of solvency provisions of applicable law, New Enterra is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, New Enterra will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law.  The holder of any Exchangeable Shares not redeemed by New Enterra will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.  See  "Voting and Exchange Trust Agreement - Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, New Enterra:

(g)

will, on the third anniversary of the Effective Date, subject to extension of such date by the New Enterra Board (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(h)

may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust), to be satisfied by the delivery of such number of Trust Units.

New Enterra will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by New Enterra.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by New Enterra on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable.  If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then New Enterra's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.  The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of New Enterra or to vote at any such meeting.  Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement.  See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof.  Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy.  In the event that no such quorum is present at such meeting within one half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called.  At the adjourned meeting, a resolution passed by the affirmative vote of not less than two thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, New Enterra will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Trust Subsidiary with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Residents, Financial Institutions and Tax-Exempt Holders

Exchangeable Shares will not be issued to Non-Residents, Financial Institutions or Tax-Exempt Shareholders.  The obligation of New Enterra, the Trust or Trust Subsidiary to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Right to Olympia Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares.  The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled.  With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder.  The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders.  The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders.  To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.  With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and New Enterra are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(i)

an Insolvency Event; or

(j)

circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder.  Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, New Enterra, the Trust or Trust Subsidiary will give notice thereof to the Voting and Exchange Trust Agreement Trustee.  As soon as practicable thereafter, the Voting and Exchange Trust Agreement Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the day of closing of the purchase and sale of such Exchangeable Share under the Optional Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, New Enterra is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that:

(k)

the Trust will take all actions and do all things necessary to ensure that New Enterra is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding up of New Enterra, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by New Enterra; and

(l)

the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding up of New Enterra.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(m)

additional Trust Units or securities convertible into Trust Units;

(n)

rights, options or warrants for the purchase of Trust Units; or

(o)

units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan approved for holders of Trust Units by the New Enterra Board or the approval of holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the New Enterra Board and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

THE SERIES A NOTES

Following the Arrangement, the Series A Notes will be held by the Trust.  The following summary of the material attributes and characteristics of the Series A Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture to be dated on or before the Effective Date and made between New Enterra and the Note Trustee, which will contain a complete statement of such attributes and characteristics.  The Series A Notes will be issued under the Note Indenture.

Terms and Issue of Series A Notes

Pursuant to the Plan of Arrangement, the Series A Notes will be issued by New Enterra to the Commercial Trust and subsequently transferred by the Commercial Trust to the Trust.  The principal amount of the Series A Notes issued pursuant to the Arrangement will be $125,000,000.

The Series A Notes will be subordinated to senior indebtedness of New Enterra and will bear interest from the date of issue at 14% per annum.  Interest will be payable for each month during the term on the 15th day of the month following such month.  It is anticipated that the first interest payment will be due on January 15, 2004 for the period commencing on the Effective Date and ending on December 31, 2003.

The maturity date for the Series A Notes ("Maturity Date") will be the day immediately preceeding the twenty-first  anniversary of the Effective Date or such later date as may be determined by the New Enterra Board, provided that the Maturity Date will not extend beyond the thirtieth anniversary of the Effective Date.  Pursuant to the terms of the Note Indenture, New Enterra is not required to make any payment in respect of principal until the Maturity Date and is not permitted to make payments against the principal amount of the Series A Notes outstanding at any time prior to the period beginning 180 days prior to the Maturity Date.  In the period commencing 180 days prior to the Maturity Date and ending on the Maturity Date, New Enterra will be entitled to redeem, in whole but not in part, the Series A Notes, provided that no Series A Notes may be redeemed while any senior indebtedness of New Enterra is outstanding.

Principal and interest on the Series A Notes (and any additional notes issued pursuant to the Note Indenture) will be payable in lawful money of Canada directly to each holder of a Series A Note at such holder's address set forth in the register of holders of Series A Notes.  Pursuant to the terms of the Note Indenture, and subject to certain restrictions set forth therein, New Enterra will be entitled to defer the payment of interest on the principal amount of the Series A Notes for periods (each a "Deferral Period") not exceeding 27 consecutive months.  In certain circumstances, New Enterra will have the ability to make payments in respect of interest and/or principal on the Series A Notes by the issuance of common shares of New Enterra (the "Share Payment Election").

Ranking

The Series A Notes will be unsecured debt obligations of New Enterra and will be subordinated to all senior indebtedness of New Enterra.

Events of Default

The Note Indenture provides that any one or more of the following described events which has occurred and is continuing constitutes an event of default with respect to the Series A Notes:

(p)

failure for 30 days to pay interest on the Series A Notes in cash or pursuant to the Share Payment Election when due and which failure continues beyond the end of the Deferral Period, if any, in respect thereof, as last extended;

(q)

failure to pay principal on the Series A Notes in cash or pursuant to the Share Payment Election when due whether at maturity, upon redemption, by acceleration on default or otherwise;

(r)

acceleration of any senior indebtedness of New Enterra or any indebtedness of any material subsidiary of New Enterra exceeding $25 million;

(s)

failure to observe or perform any other covenant contained in the Note Indenture for 60 days after written notice thereof to New Enterra from the Note Trustee or the holders of at least 25% in principal amount of the outstanding Series A Notes;

(t)

certain events of bankruptcy, insolvency or reorganization of New Enterra, or of a material subsidiary of New Enterra, under a bankruptcy or insolvency law; or

(u)

New Enterra or any of its material subsidiaries ceasing to carry on, in the ordinary course, its business or a material part thereof.

DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held in New Enterra of each of the directors and officers of New Enterra are as follows:

Name and Municipality of Residence	Position Held
Luc Chartrand, Calgary, Alberta	President, Chief Executive Officer and Director

Reginald J. Greenslade, Calgary, Alberta	Director and Chairman

Trevor Spagrud, Calgary, Alberta	Vice President, Engineering

Lynn Wiebe, Calgary, Alberta	Chief Financial Officer

H.S. (Scobey) Hartley, Calgary, Alberta	Director

Norman K. Wallace, Saskatoon, Saskatchewan	Director

The term of office of all directors will expire at the next annual meeting of New Enterra, to be held in 2004. Profiles of New Enterra's directors and officers and other members of management and the particulars of their respective principal occupations during the last five years is set forth below.

Luc Chartrand, President, Chief Executive Officer and Director

Mr. Chartrand joined Big Horn in June, 1994 as a consultant and became Chief Financial Officer in January, 1996.  Mr. Chartrand was appointed Chief Financial Officer of Enterra in August,  2001.  Mr. Chartrand was employed by KPMG LLP as a Chartered Accountant from January, 1985 to May, 1988, in positions of increasing responsibility, the last being tax manager at the Calgary office.  From 1988 to 1990, Mr. Chartrand performed consulting tax and accounting work in Calgary and Toronto.  From June, 1993 to February, 1998, Mr. Chartrand held the position of Chief Financial Officer at Bonus Resource Services Corp.  From January 1998 to April, 2000, Mr. Chartrand held the position of Chief Financial Officer at Reliance Services Group Ltd.

Reginald J. Greenslade, Director and Chairman

Mr. Greenslade has been the President of Big Horn since April, 1995, the President, Chief Executive Officer  and a Director of Enterra since August, 2001 and the Chairman of the Board of Enterra since December, 2002.  Prior to joining Big Horn, Mr. Greenslade held senior positions with several medium and large sized oil and gas companies.  From 1993 to 1995, Mr. Greenslade was employed by CS Resources Limited in the areas of exploitation engineering and project management.  Prior thereto, Mr. Greenslade  was employed by Saskatchewan Oil and Gas Corporation in the areas of project management and reservoir engineering.  Mr. Greenslade has extensive experience with secondary recovery schemes and is recognised for his work in the specialised field of horizontal well drilling.

Trevor Spagrud, Vice President, Engineering

Mr. Spagrud was appointed Vice President,  Operations of Big Horn in February, 1999 and Vice President, Operations of Enterra in August, 2001.  Mr. Spagrud was employed with Saskatchewan Oil and Gas (SaskOil) (which became Wascana Energy) from 1990 to 1996, in positions of increasing responsibility, the last being Senior Development Engineer.  As Senior Development Engineer, Mr. Spagrud was responsible for all engineering functions in both development and exploration prospects.  From 1996 to June, 1997, Mr. Spagrud was employed by Truax Resources as the Engineering Manager.

Lynn Wiebe, Chief Financial Officer

Ms Wiebe joined Enterra on October 1, 2003 as Chief Financial Officer.  Ms. Wiebe is a Chartered Accountant and held various progressive positions at KPMG LLP from 1980 to 1986.   From 1986 to 1995, Ms. Wiebe was employed by Gulf Canada Resources in supervisory positions in Financial Reporting, Corporate Reporting, Oil Marketing and Accounting and various other areas within the company.  From 1995 to May 2001 Ms. Wiebe left the permanent workforce to pursue other interests. During the period from May 2001 to October 2002, she provided financial services to a number of organizations, including Trans Canada Pipelines and a private mortgage company, through contracting and consulting engagements.   In May of 2003, Ms. Wiebe was employed by Control-F1 Corporation, an eSupport software company, as their Chief Financial Officer, until she joined Enterra in October, 2003.

H.S. (Scobey) Hartley, Director

Mr. Hartley has a Bachelor of Science degree in Geology from Texas Tech University.  Mr. Hartley has been a director of Enterra since May, 2000.  Mr. Hartley was the President of Prism Petroleum Ltd. and a predecessor company from December, 1990 through December,  1996.  Mr. Hartley has been the Chairman of Prism Petroleum Ltd. since January, 1997.  Mr. Hartley has served as the President of Faster Oilfield Services since June, 1995, and was the President of Cayenne Energy Corp. from 1990 to 1996.  Mr. Hartley was the President and a Director of Scaffold Connection Corporation from Febraury, 2000 to November, 2001.  Mr. Hartley has been a Director of Cathedral Energy Services Ltd. since June, 2001.

Norman K. Wallace, Director

Mr. Wallace has been a director of Enterra since May, 2000. Mr. Wallace resigned as a director of Enterra in August,  2001 and was re appointed in June, 2002.  He has been the owner of Wallace Construction Specialties Ltd. since 1972.  Mr. Wallace received a Bachelor of Commerce degree from the University of Saskatchewan in 1968.

PERSONNEL

After giving effect to the Arrangement, New Enterra will have 12 employees.

EXECUTIVE COMPENSATION

Following the completion of the Arrangement, it is anticipated that the executive officers of New Enterra will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.  It is not currently anticipated that any of the executive officers of New Enterra will have any written employment contracts.

Directors will be provided with cash compensation to a reasonable level.  Directors who are not also employees of New Enterra will be paid an annual retainer fee and a fee for attendance at board or committee meetings and will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings.  These amounts will be set by the compensation committee of New Enterra.

EMPLOYEE SAVINGS PLAN

The New Enterra Board intends to adopt a Trust Unit savings plan for employees of New Enterra and the Trust. The purpose of the plan will be to provide such employees with the opportunity to participate in the ownership and growth of the Trust through the purchase of Trust Units in the market.  A participant's eligible contributions will be based on a percentage of their annual salary (up to a pre-determined maximum) and New Enterra will match any participants' contributions at a rate to be determined by the New Enterra Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of New Enterra, or any of their associates, to New Enterra, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New Enterra.

MATERIAL CONTRACTS

Following the completion of the Arrangement, New Enterra will be a party to the following material contracts:

2.

the Note Indenture;

3.

the Support Agreement;

4.

the Voting and Exchange Trust Agreement; and

5.

the Administration Agreement to be entered into between New Enterra and the Trust on the Effective Date;

Copies of these agreements, when executed, may be inspected at the head office of New Enterra at 2600, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6, at the offices of McCarthy Tétrault LLP, in Calgary at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Plan of Arrangement.

RISK FACTORS

For a discussion of the risk factors associated with New Enterra and the ownership of Exchangeable Shares and Trust Units, see Appendix J, "Information Concerning Enterra Energy Corp. – Risk Factors" and Appendix I, "Information Concerning the Trust – Risk Factors", which risk factors are incorporated, mutatis mutandis, by reference into this Appendix H.  A prospective investor should consider carefully such all such risk factors.  An investment in securities of New Enterra should only be made by persons who can afford a significant or total loss of their investment.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government.  For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix J, "Information Concerning Enterra Energy Corp. – Industry Conditions", which sections are hereby incorporated, mutatis mutandis, by reference into this Appendix H.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of New Enterra and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects New Enterra or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of New Enterra will be subject in connection with the operations of New Enterra.  Certain of the directors and officers of New Enterra are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of New Enterra or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of New Enterra.  See "Directors and Officers".  In particular, following the completion of the Arrangement, Reg Greenslade will be a director of each of New Enterra and Devco.  Conflicts in respect of any of the directors and officers will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of New Enterra will be Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700-2nd Street S.W., Calgary, Alberta, T2P 0S7.

Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the transfer agent and registrar for the Exchangeable Shares.

Appendix A

APPENDIX I
INFORMATION CONCERNING THE TRUST

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THE TRUST

GENERAL DEVELOPMENT OF THE BUSINESS

The Trust

NARRATIVE DESCRIPTION OF THE BUSINESS

Description of Properties

PRO FORMA FINANCIAL INFORMATION

Pro Forma Distributable Cash

INCOME STREAMS AND DISTRIBUTION POLICY

The Series A Notes

CT Note

TRUST UNITS

SPECIAL VOTING RIGHTS

UNITHOLDER LIMITED LIABILITY

ISSUANCE OF TRUST UNITS

REDEMPTION RIGHT

MEETINGS OF UNITHOLDERS

VOTING OF CT UNITS

EXERCISE OF VOTING RIGHTS

TRUSTEE

DELEGATION OF AUTHORITY, ADMINISTRATION AND TRUST GOVERNANCE

LIABILITY OF THE TRUSTEE

AMENDMENTS TO THE TRUST INDENTURE

TAKEOVER BID

TERMINATION OF THE TRUST

REPORTING TO UNITHOLDERS

DISTRIBUTION REINVESTMENT PURCHASE PLAN

CONSOLIDATED CAPITALIZATION

RISK FACTORS

Reserve Estimates

Volatility of Oil and Natural Gas Prices

Changes in Legislation

Investment Eligibility

Operational Matters

Environmental Concerns

Kyoto Protocol

Debt Service

Delay in Cash Distributions

Taxation of New Enterra

Depletion of Reserves and Exploration and Development Activities

Net Asset Value

Residual Liabilities of Enterra, Big Horn and Enterra Sask

Return of Capital

Change in Distribution Policy

Stock Exchange Listing Approvals

Fluctuations in Market Price and Impact on Future Issuances

Payments on Series A Notes in the Event of Bankruptcy, Liquidation, Reorganization or Similar Proceeding.

Indebtedness of Subsidiaries

Nature of Trust Units

Unitholder Limited Liability

Canadian Federal Income Tax Risks

United States Federal Income Tax Risks

INDUSTRY CONDITIONS

AUDITORS, TRANSFER AGENT AND REGISTRAR

SCHEDULE "A" PRO FORMA FINANCIAL STATEMENTS

SCHEDULE "B" BALANCE SHEET AS AT OCTOBER 24, 2003

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NOTICE TO READER

Pursuant to the Arrangement, holders of Enterra Shares will be entitled to receive, inter alia, Trust Units in the Trust in exchange for their Enterra Shares.  As a result, immediately following the implementation of the Arrangement, the Trust will indirectly own all of the crude oil and natural gas properties and assets of Enterra.  The Trust will also  indirectly assume all of the liabilities of each of Enterra, Big Horn and Enterra Sask.  The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective.

THE TRUST

The Trust is an open-ended unincorporated trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.  The head and principal office of the Trust is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.  The beneficiaries of the Trust are the holders of the outstanding Trust Units.  The Trust was established for the purposes of:

•

acquiring the Series A Notes and CT Note pursuant to the Arrangement;

•

investing in the CT Units;

•

acquiring, holding, transferring and disposing of, investing in and otherwise dealing with assets, securities (whether debt or equity) and other interests (including royalty interests) or properties of whatever nature or kind of, or issued by, New Enterra, the Commercial Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts;

•

borrowing funds or otherwise obtaining at any time and from time to time or otherwise incurring any indebtedness for any of the purposes set forth in the Trust Indenture;

•

disposing of any part of the property of the Trust;

•

temporarily holding cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units and making Distributions to Unitholders;

•

issuing Trust Units, instalment receipts, and other securities (whether debt or equity) of the Trust (including securities convertible into or exchangeable for Trust Units or other securities of the Trust, or warrants, options or other rights to acquire Trust Units or other securities of the Trust), for the purposes of:

(i)

obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

(ii)

repayment of any indebtedness or borrowings of the Trust or any affiliate thereof, including Series A Notes and the CT Note;

(iii)

establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans of the Trust, if any;

(iv)

satisfying obligations to deliver securities of the Trust, including Trust Units, pursuant to the terms of securities convertible into or exchangeable for such securities of the Trust, whether or not such convertible or exchangeable securities have been issued by the Trust; and

(v)

making non-cash distributions to Unitholders as contemplated by the Trust Indenture including distributions pursuant to distribution reinvestment plans, if any, established by the Trust;

•

guaranteeing the obligations of its affiliates pursuant to any debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for any obligations of the Trust, including obligations under any guarantee;

•

repurchasing or redeeming Trust Units or other securities of the Trust, subject to the provisions of the Trust Indenture and applicable law; and

•

engaging in all activities ancillary or incidental to any of those activities set forth above.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust.  The Trust expects to make monthly cash Distributions to Unitholders, commencing January 15, 2004, assuming an Effective Date of November 25, 2003 and assuming a Distribution Record Date of December 31, 2003.  See "Income Streams and Distribution Policy".

GENERAL DEVELOPMENT OF THE BUSINESS

The Trust

Business of the Trust

The Trust is an open-ended unincorporated trust governed by the laws of the Province of Alberta.  The crude oil and natural gas properties and assets generating income for the benefit of the Trust are located primarily in the province of Alberta.  The properties and assets consist of producing crude oil and natural gas reserves and proven plus probable crude oil and natural gas reserves not yet on production.

Structure of the Trust

The structure of the Trust, following the completion of the Arrangement, will be as follows:

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The Commercial Trust

The Commercial Trust will, prior to the Effective Date, be duly settled under the laws of the Province of Alberta.  Following the completion of the Arrangement, the Trust will hold all of the issued and outstanding CT Units and the Commercial Trust will hold all of the issued and outstanding common shares and preferred shares of New Enterra.

New Enterra

New Enterra will be the continuing corporation resulting from the amalgamations of AcquisitionCo, Enterra, Big Horn and Enterra Sask pursuant to the Arrangement.  New Enterra, directly and through the Partnership, will own all of the existing assets of Enterra and will continue to carry on the crude oil and natural gas business similar to that carried on by Enterra prior to the Arrangement becoming effective.  For detailed information concerning New Enterra, see the sections entitled "Narrative Description of the Business", "Exercise of Voting Rights" and "Delegation of Authority, Administration and Trust Governance" in this Appendix and Appendix H, "Information Concerning New Enterra".

The Partnership

The Partnership was formed as a general partnership under the laws of the province of Alberta on August 16, 2001.  Following the completion of the Arrangement, the partners of the Partnership will be New Enterra and Partnerco.  New Enterra, as successor in interest to Enterra, will manage the operations of the Partnership.  The head office of the Partnership will be located at Suite 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

NARRATIVE DESCRIPTION OF THE BUSINESS

Following the completion of the Arrangement, New Enterra and the Partnership and will be actively engaged in the business of crude oil and natural gas exploitation, development, acquisition and production in Western Canada, and the Trust will participate in the income of such business through its ownership of the Series A Notes and the CT Note.  See Appendix H, "Information Concerning New Enterra – Narrative Description of the Business" for a description of the business carried on by New Enterra.

Description of Properties

The crude oil and natural gas properties and related assets in which the Trust has an interest are held, directly or indirectly, through New Enterra.  Such properties and assets consist of all of the existing crude oil and natural gas properties and related assets of Enterra.  For a description of Enterra's oil and gas assets, see Appendix J, "Information Concerning Enterra Energy Corp. – Narrative Description of the Business – Description of Properties".

PRO FORMA FINANCIAL INFORMATION

The following is a summary of selected financial information for the oil and natural gas assets from which the Trust will derive its cash flow following the completion of the Arrangement, for the periods indicated.

Management of Enterra has provided the following analysis to assist Shareholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust and New Enterra been in existence for the six month period ended June 30, 2003.  This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust, through New Enterra, had retained all of Enterra's oil and natural gas producing properties, and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period.  Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Enterra have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

The pro forma information is not a forecast or a projection of future results.  The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

Pro Forma Distributable Cash

Pro Forma Six Months Ended June 30, 2003
(unaudited)

Cash from Operations	$21,389,600
Add (deduct):
Capital expenditures, net of disposals	(1,500,000)
Repayment of Debt	(2,777,920)
Distributable Cash(1)	$17,111,680
Distributable Cash per Trust Unit or Exchangeable Share for the period(2) (3)	$0.82
Weighted average number of total Trust Units and Exchangeable Shares(4)	$20,935,556

Notes:

(1)

Management believes that distributable cash is a useful supplemental measure that may assist investors in assessing the return on their investment in the Trust Units.  Distributable cash is defined as net earnings adjusted for non-cash items and after deducting capital expenditures, reclamation funds contributions, debt repayments and changes in working capital.  Refer to the pro forma financial statements for the amount related to cash from operations.  Distributable cash is estimated herein to be approximately 80% of cash flow from operations.

(2)

Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar entities.

(3)

Holders of Exchangeable Shares will not receive cash Distributions from New Enterra or the Trust.  Instead, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.  See "The Arrangement –Exchangeable Share Election".

(4)

Assumes (i) the conversion into Trust Units of all of the outstanding Enterra Shares on the basis set out in the Plan, based upon the weighted average number of Enterra Shares outstanding as at the six months ended June 30, 2003, (ii) the exercise of all outstanding Options and Warrants and the subsequent conversion into Trust Units of the Enterra Shares issued on the exercise thereof on the basis set out in the Plan, and (iii) Exchangeable Shares issued pursuant to the Arrangement.  The actual number of and Trust Units issued will vary depending upon the number of Exchangeable Shares issued pursuant to the Arrangement and the actual number of Enterra Shares outstanding as at the Effective Date.

INCOME STREAMS AND DISTRIBUTION POLICY

A portion of the cash flows generated by the assets held, directly or indirectly, by the Trust will be distributed to holders of Trust Units.  The Trustee may, in respect of any period, declare payable to the Unitholders all or any part of the net income of the Trust, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust.

The initial cash Distribution for the period from the Effective Date of the Arrangement to December 31, 2003 payable to Unitholders of record on December 31, 2003 is expected to be made on January 15, 2004.  Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

The New Enterra Board currently intends to provide all Unitholders with monthly cash distributions of approximately USD $0.10 per Trust Unit.  However, the availability of cash flows for the payment of Distributions will at all times be dependant upon a number of factors, including resource prices, production rates and reserve growth and the New Enterra Board cannot assure that cash flows will be available for distribution to Unitholders in the amounts anticipated or at all.  See "Risk Factors" and Appendix J, "Information Concerning Enterra Energy Corp. - Risk Factors" for a detailed description of factors that could impact the level of distributions paid on the Trust Units.

The Trust's primary sources of cash flow will be payments from New Enterra of interest on the principal amount of the Series A Notes and payments from the Commercial Trust of interest on the principal amount of the CT Note.

The Series A Notes

Following the completion of the Arrangement, all of the issued and outstanding Series A Notes will be held by the Trust.  The principal amount of the Series A Notes issued pursuant to the Arrangement will be $125,000,000.  The Series A Notes will be unsecured and bear interest from the date of issue at 14% per annum.  Interest will be payable for each month during the term on the 15th day of the month following such month.  The first interest payment will be due on January 15, 2003 for the period commencing on the Effective Date and ending on December 31, 2003.  For a detailed description of the Series A Notes, see Appendix H, "Information Concerning New Enterra – The Series A Notes".

CT Note

The CT Note will be a subordinated, demand participating promissory note.  The CT Note will bear interest at a rate that will be re-set from time to time so as to approximate the return on the shares of AcquisitionCo held by the Commercial Trust.  Redemptions and returns of capital on shares of New Enterra held by the Commercial Trust may be required to be applied as prepayments of the principal balance of the CT Note.

TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.  In addition, in certain circumstances Unitholders will have the right to instruct the trustees of the Commercial Trust with respect to the voting of shares of New Enterra held by the Commercial Trust at meetings of holders of shares of New Enterra.  See "Meetings of Unitholders" and "Exercise of Voting Rights".

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either New Enterra, or the Trust.  As holders of Trust Units in the Trust, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The price per Trust Unit will be a function of anticipated distributable income generated by New Enterra and the ability of New Enterra to effect long term growth in the value of the Trust.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of New Enterra to acquire additional assets.  Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

SPECIAL VOTING RIGHTS

The Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by New Enterra or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture.  Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and each holder shall be entitled to attend at meetings of Unitholders and, subject to the terms of the instrument creating the Special Voting Rights, shall be entitled to that number of votes equal to the number of votes attached to the Trust Units for which the Special Voting Rights held by such holder are exchangeable, exercisable or convertible.  Holders of Special Voting Rights shall also be entitled to receive all notices, communications or other documentation required to be given or otherwise sent to holders of Trust Units.  Except for the right to attend and vote at meetings of Unitholders and receive notices, communications and other documentation sent to Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who receives Exchangeable Shares pursuant to the Arrangement.  See Appendix H, "Information Concerning New Enterra – Voting and Exchange Trust Agreement".

UNITHOLDER LIMITED LIABILITY

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets.  Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.  Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation.  Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.  The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by Enterra will be carried on by New Enterra, directly or indirectly.

The activities of the Trust, the Commercial Trust, New Enterra and the Partnership will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of New Enterra and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

ISSUANCE OF TRUST UNITS

The Trust Indenture provides that Trust Units, including rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration) and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the New Enterra Board may determine, including, without limitation, instalment or subscription receipts.  The Trust Indenture also provides that New Enterra may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as New Enterra may determine.

REDEMPTION RIGHT

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the transfer agent of the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption.  Upon receipt of the notice to redeem Trust Units by the transfer agent, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of:  (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.  Where more than one market exists for the Trust Units, the principal market shall mean the market on which the Trust Units experience the greatest volume of trading activity on the date or for the period in question, as applicable.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days:  the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.  The closing market price shall be:  an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day;  and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month.  The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that New Enterra may, in its sole discretion, waive such limitation in respect of any calendar month.  If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows:  (i) firstly, by the Trust distributing Series A Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Series A Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall (herein referred to as "Redemption Notes").  Notwithstanding the foregoing, the distribution of any Series A Notes and the issuance of any Redemption Notes shall be conditional upon the receipt of all necessary regulatory approvals and the making of all necessary governmental registrations, declarations and filings, including, without limitation, any required registration of the Series A Notes or Redemption Notes, as applicable, to be distributed or issued in respect of the payment of the Market Redemption Price, and any required qualification of the Trust Indenture relating to such Series A Notes or Redemption Notes, under the securities laws of the United States.

If at the time Trust Units are tendered for redemption by a Unitholder, (i) the outstanding Trust Units are not listed for trading on the TSX or Nasdaq and are not traded or quoted on any other stock exchange or market which New Enterra considers, in its sole discretion, provides representative fair market value price for the Trust Units, or (ii) trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by New Enterra as at the date on which such Trust Units were tendered for redemption.  The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust:  (i) a cash payment; or (ii) a distribution of Series A Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units.  Series A Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series A Notes or Redemption Notes.  Series A Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

MEETINGS OF UNITHOLDERS

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding up the affairs of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned in writing by (i) New Enterra or (ii) the holders of Trust Units and Special Voting Rights holding in aggregate not less than 5% of the votes entitled to be voted at a meeting of Unitholders.  A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder.  Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.  For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

VOTING OF CT UNITS

There will be a meeting of the holders of CT Units immediately following each meeting of Unitholders for the purpose of directing the Trustee as to the manner in which the Trustee shall vote the CT Units held by the Trust in respect of those matters voted on at such meeting of Unitholders.  Any resolution passed by Unitholders pertaining to the manner in which CT Units held by the Trust are to be voted by the Trustee in respect of a particular matter which is to be put forth to the holders of CT Units for vote at a contemplated meeting (including by written resolution) of holders of CT Units, shall be deemed to be a direction to the Trustee in respect of the CT Units held by the Trust to, as applicable, either vote such CT Units in favour of or in opposition to, or to vote or with-hold from voting in respect of such matter in equal proportions to the votes cast by Unitholders in respect of the matter, and the Trustee is obligated to vote, in respect of such matter if put forth to the holders of CT Units at a meeting of such holders, the CT Units held by the Trust in accordance with such direction.

EXERCISE OF VOTING RIGHTS

The Trustee is prohibited, after the Effective Date, from authorizing or approving:

(a)

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by the Trust, except in conjunction with an internal reorganization of the direct or indirect assets of the Trust, as a result of which the Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving the Trust and any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above; or

(c)

the winding up, liquidation or dissolution of the Trust prior to the end of the term of the Trust except in conjunction with an internal reorganization as referred to in paragraph (a) above;

without the prior approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

In addition, the Trustee is prohibited, after the Effective Date, from authorizing the Commercial Trust to vote any shares of New Enterra in respect of:

(d)

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by Enterra, the Trust or the Partnership, except in conjunction with an internal reorganization of the direct or indirect assets of New Enterra, the Commercial Trust or the Partnership, as the case may be, as a result of which the Commercial Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(e)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving New Enterra, the Commercial Trust or the Partnership and any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(f)

the winding up, liquidation or dissolution of New Enterra, the Commercial Trust or the Partnership prior to the end of the term of the Commercial Trust, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(g)

any amendment to the articles of New Enterra to increase or decrease the minimum or maximum number of directors;

(h)

any material amendments to the articles of New Enterra to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of New Enterra's shares in a manner which may be prejudicial to the Commercial Trust; or

(i)

any material amendment to the CT Indenture or the Partnership Agreement which may be prejudicial to the Commercial Trust;

without the prior approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Finally, the Trustee is prohibited from authorizing the Commercial Trust to vote any shares of New Enterra with respect to any matter which under applicable law (including policies of Canadian securities commissions) or applicable stock exchange rules would require the approval of the holders of shares of New Enterra by ordinary resolution or special resolution, without the prior approval of the Unitholders by Ordinary Resolution or Special Resolution, as the case may be.

TRUSTEE

Olympia Trust Company is the initial trustee of the Trust.  The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto, maintaining the books and records of the Trust and providing timely reports to holders of Trust Units.  The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders.  The Unitholders shall, at the third annual meeting of Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee.  The Trustee may also be removed by Special Resolution of the Unitholders.  Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

DELEGATION OF AUTHORITY, ADMINISTRATION AND TRUST GOVERNANCE

The New Enterra Board has generally been delegated the significant management decisions of the Trust.  In particular, the Trustee has delegated to New Enterra responsibility for any and all matters relating to the following:  (i) an offering of securities of the Trust; (ii) ensuring compliance with all applicable laws, including in relation to an offering of securities of the Trust; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any instruments held by the Trust, other than the CT Units; and (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

LIABILITY OF THE TRUSTEE

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of New Enterra, or any other person to whom the Trustee has, with the consent of New Enterra, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by New Enterra to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders.  If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel.  In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust.  In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

AMENDMENTS TO THE TRUST INDENTURE

The Trust Indenture may be amended or altered from time to time by Special Resolution.  In addition, at any time prior to the Effective Date, the Trustee shall, at the request of Enterra, amend the Trust Indenture where such amendment is necessary or desirable to implement or facilitate the Arrangement.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(j)

ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority;

(k)

ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) and paragraph 132(8)(a) of the Tax Act as from time to time amended or replaced;

(l)

providing for and ensuring (i) the allocation of items of income, gain, loss, deduction and credit in respect of the Trust for United States federal income tax purposes; (ii) the filing of income tax returns necessary or desirable for the purposes of United States federal income tax; or (iii) compliance by the Trust with any other applicable provisions of United States federal income tax law;

(m)

ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(n)

removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(o)

curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(p)

changing the situs of or the laws governing the Trust which, in the opinion of the Trustee, is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

TAKEOVER BID

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.  In the event of a take-over bid for Trust Units, any holder of a security exchangeable directly indirectly into Trust Units may, unless prohibited by the terms and conditions of such exchangeable security, convert, exercise or exchange such exchangeable security for the purpose of tendering Trust Units to the take-over bid, unless an identical offer is made by the offeror to purchase such exchangeable security.

TERMINATION OF THE TRUST

Unitholders may vote to terminate the Trust at any meeting of Unitholders duly called for that purpose, subject to the following:  (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue in full force and effect for a period which shall end twenty-one years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II.  In the event that the Trust is wound up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust in accordance with any applicable laws or requirements of any governmental agency or authority, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust.  After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

REPORTING TO UNITHOLDERS

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants.  The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation.  The year end of the Trust shall be December 31.  The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

The Trust will be subject to the reporting requirements of the 1934 Act applicable to foreign private issuers, and in connection therewith will file or submit reports, including annual reports and other information with the U.S. Securities and Exchange Commission (the "SEC").  Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C.  The Trust's SEC filings and submissions will also be available to the public on the SEC's web site at http://www.sec.gov.

DISTRIBUTION REINVESTMENT PURCHASE PLAN

The Trust may, after the Effective Date, establish a Distribution Reinvestment Purchase (the "DRIP Plan").  Unitholders will be advised by the Trust regarding the particulars of any DRIP Plan upon the implementation thereof.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at October 24, 2003, both before and after giving effect to the Arrangement.

Designation	Authorized	As at October 24, 2003 before giving effect to the Arrangement(1)	As at October 24, 2003 after giving effect to the Arrangement(2)(3)

Exchangeable Shares	Unlimited	$nil	$3,451,698
		(nil shares)	(2,000,000 shares)
Trust Units	Unlimited	$1,000 (1 Trust Unit)`	$32,679,929 (18,935,556 Trust Units)

Notes:

(1)

The Trust was initially settled as of October 24, 2003.

(2)

Assumes the issuance of 2,000,000 Exchangeable Shares pursuant to the Arrangement, which Exchangeable Shares are initially exchangeable into Trust Units on a one for one basis and thereafter exchangeable into Trust Units at the Exchange Ratio.  Also assumes the issuance of 18,935,556 Trust Units pursuant to the Arrangement.  The actual number of Trust Units outstanding after the Arrangement will depend upon the number of Trust Units and Exchangeable Shares which Shareholders elect to receive.

(3)

Assumes that no Shareholders validly exercise their rights of dissent and that all of the existing Options and Warrants are exercised for Enterra Shares.

RISK FACTORS

An investment in the Trust should be considered highly speculative due to the nature of the Trust's activities and the present stage of its development and should be only made by persons who can afford a significant or total loss of their investment.  The following is a summary of certain risk factors relating to the activities of the Trust and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units or Exchangeable Shares.  The risk factors listed below are in addition to the general risk factors set out in Appendix J, "Information Concerning Enterra Energy Corp. – Risk Factors", which risk factors are incorporated, mutatis mutandis, by reference into this Appendix I.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by McDaniel.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by New Enterra for its oil and natural gas production.  Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.  Any decline in oil and natural gas prices could have an adverse effect on the ability of New Enterra to satisfy its obligations under the Series A Notes or otherwise decrease the amount of cash available for distribution to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries.  Series A Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to New Enterra and possible liability to third parties.  New Enterra will maintain liability insurance, where available, in amounts consistent with industry standards.  Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available.  New Enterra may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities may impair the ability of New Enterra to satisfy its obligations under the Series A Notes or otherwise reduce the cash available for distribution to Unitholders.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property.  To the extent the operator fails to perform these functions properly, revenue may be reduced.  Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.  Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of New Enterra or its subsidiaries to certain properties.  Such circumstances could impair the ability of New Enterra to satisfy its obligations under the Series A Notes or otherwise reduce the cash available for distribution to Unitholders.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of New Enterra or its assets.  Such legislation may be changed to impose higher standards and potentially more costly obligations on New Enterra.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and both have ratified the Kyoto Protocol established thereunder.  Canada as an Annex B party to the Kyoto Protocol, is required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

The exploration and production facilities and other operations and activities of New Enterra in Canada will emit a small amount of greenhouse gasses which may subject New Enterra to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from such operations and facilities.  The direct or indirect costs of complying with emissions regulations may adversely affect the business of New Enterra in Canada.

Debt Service

New Enterra may, from time to time, finance a significant portion of its operations through debt.  Amounts paid in respect of interest and principal on debt incurred by New Enterra may impair the ability of New Enterra to satisfy its obligations under the Series A Notes or otherwise reduce the amount of cash available for distribution to Unitholders.  In addition, variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by New Enterra of its obligations under the Series A Notes and payments by New Enterra in respect of the shares held by the Commercial Trust.  Ultimately, this may result in lower levels of cash available for distribution to Unitholders.

Lenders will be provided with security over substantially all of the assets of New Enterra.  If New Enterra becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of New Enterra.

The ability of New Enterra to make distributions to Unitholders will be subject to applicable law and contractual restrictions contained in the instruments governing any Senior Indebtedness of New Enterra and its subsidiaries. The degree to which New Enterra is leveraged, on a consolidated basis, could have important consequences to the holders of the Trust Units, including:

•

New Enterra's ability to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

•

New Enterra's ability to refinance its indebtedness on acceptable terms or at all may be limited;

•

a significant portion of New Enterra's cash flow from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends; and

•

New Enterra may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

The terms of indebtedness incurred by New Enterra may contain restrictive covenants that limit New Enterra's business flexibility by imposing operating and financial restrictions.  New Enterra's ability to comply with such restrictions may be affected by events beyond its control, including prevailing economic, financial and industry conditions. A breach of any covenants, ratios or tests could result in a default under the indebtedness which could prohibit New Enterra from making payments on the Series A Notes, including payment of interest when due. In addition, upon the occurrence of an event of default under the terms of any indebtedness, lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If New Enterra were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, the assets may not be sufficient to repay in full such indebtedness and any other indebtedness, including the Series A Notes.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operators to New Enterra, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of New Enterra

New Enterra is subject to taxation in each taxation year on its income for the year, after deducting interest paid to New Enterra pursuant to the Series A Notes.  A portion of the cash flow from operations of New Enterra may be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non capital losses to reduce taxable income to zero.  New Enterra intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non capital losses carried forward from Enterra, if any, plus resource pools and UCC created by capital expenditures of New Enterra.  If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of New Enterra, then cash taxes would be payable by New Enterra.  In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense.  If such a challenge were to succeed against New Enterra, it could materially adversely affect the amount of cash available for distribution to Unitholders.

Further, interest on the Series A Notes accrues at the Trust level for income tax purposes whether or not actually paid.  The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero.  Where interest payments on the Series A Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash.  Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Depletion of Reserves and Exploration and Development Activities

Distributions of cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  New Enterra will not be reinvesting cash flow in the same manner as other industry participants.  Accordingly, absent capital injections, the initial production levels attributable to the assets held by New Enterra and the reserves attributable thereto will decline.

The future oil and natural gas reserves and production of New Enterra, and therefore their cash flows, will be highly dependent on the success of New Enterra in exploiting its reserve base and acquiring additional reserves.  Without reserve additions through acquisition or development activities, the reserves and production of New Enterra will decline over time as reserves are exploited.

New Enterra does not have an exploration and development program.  In addition, the Trust does not have contractual relationships with exploration and development industry partners, including Devco.  Readers are cautioned that no such agreements may ever be entered into and investors should not rely on a potential relationship with Devco as providing any future benefit for the Trust.  Devco is a recently incorporated company and it is Enterra's understanding that Devco has no financial statements has no history of earnings and no assets.

Net Asset Value

The net asset value of the assets of New Enterra from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices.  The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of New Enterra's assets.

Residual Liabilities of Enterra, Big Horn and Enterra Sask

New Enterra will be the corporation resulting from the amalgamations of AcquisitionCo, Enterra, Big Horn and Enterra Sask.  As a result, immediately following the amalgamations, New Enterra will own, directly or indirectly, all of the assets of Enterra, Big Horn and Enterra Sask.  New Enterra, as the successor entity to Enterra, Big Horn and Enterra Sask, will retain all other liabilities of such entities, including liabilities relating to corporate and income tax matters.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of New Enterra can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Change in Distribution Policy

The New Enterra Board may, in its discretion, amend or repeal the policy it is expected to adopt upon the Effective Date of the Arrangement with respect to dividends on the shares of New Enterra.  Future dividends, if any, will depend on, among other things, results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the New Enterra Board may deem relevant. Credit facilities may also contain significant restrictions on New Enterra's ability to pay dividends on the shares of New Enterra.  A change in New Enterra's dividend policy may negatively impact the amount of cash available for Distribution to Unitholders.

Stock Exchange Listing Approvals

Enterra intends to list the Trust Units to be issued in connection with the Arrangement on both the TSX and the Nasdaq.  Although Enterra believes that the Trust will meet the listing criteria of both the TSX and Nasdaq, there cn be no assurances that this will be the case.  As at the date of the mailing of this Information Circular, the TSX has not approved the disclosure in this Information Circular or the mailing of this Information Circular.  In the event that such approvals are not obtained, the Trust Units may not be listed on the TSX and trading of Enterra's Common Shares on the TSX may be suspended upon the completion of the Arrangement or sooner.  In the event that Enterra is not successful in obtaining a listing for the Trust Units on either the TSX or Nasdaq, Enterra will attempt to obtain a listing for the Trust Units on a different exchange.

Fluctuations in Market Price and Impact on Future Issuances

There is no assurance that an active trading market for the Trust Units will develop in the future.

Future sales or the availability for sale of substantial amounts of Trust Units in the public market could adversely affect the prevailing market price of the Trust Units and could impair the Trust's ability to raise capital through future sales of Trust Units.

Factors such as quarterly variations in financial results, announcements by the Trust or others, developments affecting the Trust, its clients and its suppliers, yields offered by comparable securities, general interest rate levels and general market volatility could cause the market price of the Trust Units to fluctuate significantly.

Payments on Series A Notes in the Event of Bankruptcy, Liquidation, Reorganization or Similar Proceeding.

As a result of the subordinated nature of the Series A Notes, upon any distribution to creditors in the event of the bankruptcy, liquidation or reorganization or similar proceeding relating to New Enterra or its assets, the holders of senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Series A Notes.

In such event, holders of Series A Notes will participate with all other holders of unsecured indebtedness of New Enterra similarly subordinated in the assets remaining after New Enterra has paid all senior indebtedness.  In such case, New Enterra may not have sufficient funds to pay all of its creditors, and holders of Series A Notes may receive less, rateably, than the holders of senior indebtedness.  This may have an adverse effect on the amount of cash available for distribution to Unitholders.

Indebtedness of Subsidiaries

New Enterra's subsidiaries will not be guarantors of the Series A Notes. As a result, no payments are required to be made to New Enterra from the assets of such subsidiaries.

In the event of bankruptcy, liquidation or reorganization of any of the subsidiaries, holders of their indebtedness, including their trade creditors, would generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for payment to New Enterra. As a result, the Series A Notes are effectively subordinated to indebtedness incurred by the subsidiaries.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in New Enterra.  The Trust Units represent a fractional interest in the Trust.  As holders of Trust Units of the Trust, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.  The Trust's sole assets will be CT Units, the Series A Notes, the CT Note and other investments in securities.  The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of New Enterra.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of New Enterra to acquire suitable oil and natural gas properties.  Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets.  Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.  However, personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.  The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

Canadian Federal Income Tax Risks

Changes in Legislation

There can be no assurance that the income tax laws under the Tax Act (and any provincial tax legislation) and government incentive programs relating to the oil and gas industry, such as the provisions applicable in respect of trusts (including mutual fund trusts), taxable Canadian property, corporate and individual tax rates (including Canadian withholding tax rates) and the taxation of Canadian oil and gas royalties, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility, Mutual Fund Trust Status and Tax Issues under the Tax Act

The Trust will endeavour to ensure that the Trust Units constitute and continue to constitute qualified investments for Exempt Plans under the Tax Act and will not constitute foreign property to registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension funds or plans or any other persons subject to Part XI of the Tax Act as of the date hereof.  Although the Trust intends to qualify as a mutual fund trust under the Tax Act, if the Trust does not so qualify or ceases to qualify as a mutual fund trust and its registration as a registered investment is revoked, the Trust Units will not be, or will cease to be, qualified investments for Exempt Plans and may be or become foreign property for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension funds or plans or any other persons subject to Part XI of the Tax Act as of the date hereof.  Where, at the end of any month, an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such units were acquired by the Exempt Plan.  The annuitant under an Exempt Plan could also be subject to penalty taxes in such a case.

If the Trust does not qualify or ceases to qualify as a mutual fund trust, the Trust may then be required to pay a tax under Part XII.2 of the Tax Act.  The payment of Part XII.2 tax by the Trust may have material adverse income tax consequences for Unitholders, including Non-Resident Holders and Exempt Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

In addition, if the Trust does not qualify or ceases to qualify as a mutual fund trust, Non-Resident Holders may become subject to Canadian withholding tax at a rate of 25%, subject to a reduction of such rate under an applicable income tax treaty or convention, on the portion of the net income of the Trust paid or credited to Non-Resident Holders as income of or from the Trust that can reasonably be regarded as being derived from interest that would not have been subject to Canadian withholding tax under the Tax Act had the interest been paid directly to the Non-Resident Holder instead of to the Trust.

One of the ways in which the Trust may not qualify or could cease to qualify as a mutual fund trust would be if at any time since the formation of the Trust all or substantially all of the Trust's property did not consist of property other than taxable Canadian property, as defined in the Tax Act, provided generally that the Trust was established or is maintained primarily for the benefit of non-residents of Canada for purposes of the Tax Act.  All or substantially all of the property of the Trust may be property other than taxable Canadian property where the fair market value of the CT Units owned by the Trust increase in value relative to the other property owned by the Trust or if other property of the Trust is determined by the Canadian tax authorities to be taxable Canadian property for purposes of the Tax Act.  See "Canadian Federal Income Tax Considerations – Residents of Canada – Status of the Trust" above.

Non-Cash Distributions

A Unitholder may be required to pay tax under the Tax Act, and in some cases, provincial taxes, on the Unitholder's portion of the net income of the Trust that is paid or becomes payable to the Unitholder in a taxation year, even though the Unitholder may not receive any cash distributions from the Trust.  A Non-Resident Holder may be subject to withholding tax even though the Non-Resident Holder did not receive any cash distributions.  See "Canadian Federal Income Tax Considerations" above.

Redemption of Trust Units

It is anticipated that the redemption right associated with the Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units.  However, should a redemption occur, Series A Notes or Redemption Notes, which may be distributed in specie or issued, respectively, to Unitholders in connection with such a redemption, will not be listed on any stock exchange and no market is expected to develop in such Series A Notes or Redemption Notes.  Series A Notes or Redemption Notes will not be qualified investments for Exempt Plans under the Tax Act, and may constitute "foreign property" to such plans depending on certain circumstances existing at that time.  See "Investment Eligibility, Mutual Fund Trust Status and Tax Issues under the Tax Act" above.  On termination of the Trust, the Trustee may distribute Series A Notes directly to Unitholders, subject to obtaining all of the required regulatory approvals.  In addition, there may be resale restrictions imposed by law upon recipients of the Series A Notes or Redemption Notes pursuant to the redemption right.

Deductibility of Expenses under the Tax Act

Although the Trust is of the view that all expenses, including interest, to be claimed by the Trust, Commercial Trust, New Enterra and the Partnership, as the case may be, should be reasonable and deductible pursuant to the Tax Act, there can be no assurance that the CCRA will agree.  If the CCRA successfully challenges the deductibility of any such expenses, the return to Unitholders may be materially adversely affected.

United States Federal Income Tax Risks

A holder of Trust Units may not be able to utilize Canadian income taxes that are withheld on distributions that are made by the Trust to it as credits against its United States federal income tax liability unless New Enterra is able to determine its earnings and profits for United States federal income tax purposes.

New Enterra will not know the amount of its earnings and profits for United States federal income tax purposes when the Arrangement occurs and may not be able to determine them thereafter.  Unless New Enterra is able to determine its earnings and profits for United States federal income tax purposes, a holder of Trust Units may not have sufficient income from foreign sources to use any Canadian income taxes that are withheld on distributions that are made by the Trust as a credit on its United States federal income tax return. In addition, unless New Enterra is able to make such determinations, a holder of Trust Units may have to characterize a portion of the Trust's income as a dividend even though it is actually a nontaxable return of basis. As a result, a holder of a Trust Unit may have to pay larger amounts of United States federal income taxes than would otherwise be required.

A holder of Trust Units will be required to pay United States federal income taxes on its share of income from the Trust even if it does not receive any cash distributions from the Trust.

A holder of Trust Units will be required to pay United States federal income taxes on its share of the Trust's income even if it does not receive cash distributions from the Trust. A holder of Trust Units may not receive cash distributions equal to its share of the Trust's taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our Trust Units could be different than expected.

If a holder of Trust Units sells its Trust Units, it will recognize gain or loss equal to the difference between the amount realized and its tax basis in those Trust Units. Distributions in excess of the total net taxable income the holder was allocated in respect of a Trust Unit will decrease its tax basis in that Trust Unit and will, in effect, become taxable income to the holder if the Trust Unit is sold at a price greater than the holder's tax basis in that Trust Unit, even if the price it receives is less than its original cost. A portion of the amount realized, whether or not representing gain, will likely be ordinary income to a holder of Trust Units. Should the Internal Revenue Service successfully contest some positions the Trust takes, a holder of Trust Units could recognize more gain on the sale of Trust Units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if a holder sells its Trust Units, it may incur a tax liability in excess of the amount of cash it receives from the sale.

The Internal Revenue Service could treat the Trust as a corporation for tax purposes, which would substantially affect the anticipated after-tax economic benefit of an investment in the Trust.

If the Trust were treated as a corporation for United States federal income tax purposes, no items of income, gains, losses, or deduction of the Trust would flow through to a holder of Trust Units and distributions that are made by the Trust could be treated as dividends and could result in more income being recognized by a holder of Trust Units than would be the case if the Trust were a partnership.  Moreover, a purchaser of Trust Units would not have the benefit of the Section 754 election that the Trust is to make and as a result would have larger amounts of taxable income for United States federal income tax purposes than it expected.  Specifically, a holder of Trust Units would not be able to mark-up and deplete basis on the Royalty if the Trust is treated as a corporation.  Therefore, treatment of the Trust as a corporation would likely result in a reduction in the value of the Trust Units. A change in current law or a change in the Trust's business could cause the Trust to be treated as a corporation for United States federal income tax purposes.

A successful Internal Revenue Service contest of the United States federal income tax positions the Trust takes may adversely impact the market for the Trust Units and the costs of any contest will be borne by the Trust and, therefore, indirectly by the holders of Trust Units.

The Trust has not requested any ruling from the Internal Revenue Service with respect to its treatment as a partnership for United States federal income tax purposes or any other matter affecting it. The Internal Revenue Service may adopt positions that differ from the conclusions expressed in this Information Circular or from the positions the Trust takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of such conclusions or positions, and a court may not agree with the Trust. Any contest with the Internal Revenue Service may materially and adversely impact the market for the Trust Units and the prices at which Trust Units trade. In addition, the Trust's costs of any contest with the Internal Revenue Service will be borne by it and therefore indirectly by the holders of the Trust Units.

Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning Trust Units that may result in adverse tax consequences to them.

Investment in Trust Units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons, raises issues unique to them. For example, some or all of the Trust's income that is allocated to organizations exempt from United States federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of the Trust's income will be qualifying income to a regulated investment company or mutual fund.

The Trust is registered as a tax shelter. This may increase the risk of an Internal Revenue Service audit of the Trust or a holder of the Trust Units.

The Trust is registered with the Internal Revenue Service as a "tax shelter." The tax laws require that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that may be unwarranted. As a result, the Trust may be audited by the Internal Revenue Service and tax adjustments could be made. Any unitholder owning less than a one percent  profits interest in the Trust has very limited rights to participate in the income tax audit process. Further, any adjustments in the Trust's tax returns will lead to adjustments in its unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to the Trust. A holder of Trust Units will bear the cost of any expense incurred in connection with an examination of its personal tax return.

The Trust will determine the tax benefits that are available to an owner of Trust Units without regard to the Trust Units purchased. The Internal Revenue Service may challenge this treatment, which could adversely affect the value of the Trust Units.

Because the Trust cannot match transferors and transferees of Trust Units and because of other reasons, it will take positions as to depletion deductions that may not conform to all aspects of the Treasury regulations. A successful Internal Revenue Service challenge to those positions could adversely affect the amount of tax benefits available for a holder of Trust Units. It also could affect the timing of these tax benefits or the amount of gain from the sale of Trust Units and could have a negative impact on the value of the Trust Units or result in audit adjustments to a holder's tax returns.

As a result of investing in the Trust Units, a holder of Trust Units may be subject to taxes and return filing requirements in jurisdictions where it does not live.

In addition to United States federal income taxes, holders of Trust Units may be subject to taxes that are imposed by the various jurisdictions in which the Trust does business or owns property. The Trust may do business or own property in other states or foreign countries in the future. It is a holder of Trust Units responsibility to file all federal, state, local, and foreign tax returns. The Trust's counsel has not rendered an opinion on the state, local, or foreign tax consequences of owning the Trust Units.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government.  For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix J, "Information Concerning Enterra Energy Corp. – Industry Conditions", which section is hereby incorporated, mutatis mutandis, by reference into this Appendix I.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust will be Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700-2nd Street S.W., Calgary, Alberta, T2P 0S7.

Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar for the Trust Units.

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SCHEDULE "A"
PRO FORMA FINANCIAL STATEMENTS

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Deloitte & Touche LLP

3000, 700 Second Street SW

Calgary  AB  Canada  T2P 0S7

Telephone:

+1-403-267-1700

Facsimile:

+1-403-264-2871

COMPILATION REPORT ON
PRO FORMA FINANCIAL STATEMENTS

To the Trustee of

Enterra Energy Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Enterra Energy Trust as at June 30, 2003 and unaudited pro forma consolidated statements of earnings for the six month period ended June 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Enterra Energy Trust" to the audited balance sheet of Enterra Energy Trust as at October 24, 2003, and found them to be in agreement.

2. Compared the figures in the columns captioned "Enterra Energy Corp." (“Enterra”) to the unaudited financial statements of Enterra as at June 30, 2003 and for the six month period then ended, and the audited financial statements of Enterra for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Enterra and the Trust who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Enterra Energy Corp." and "Enterra Energy Trust" as at June 30, 2003 and for the six month period then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta

(signed) “Deloitte & Touche LLP”

October 24, 2003

Chartered Accountants

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ENTERRA ENERGY TRUST Unaudited Pro Forma Consolidated Balance Sheet As at June 30, 2003 (Unaudited) (Expressed in Canadian Dollars)
	Enterra	Enterra
	Energy	Energy		Pro Forma	Pro Forma
	Trust	Corp.		Adjustments	Consolidated
	$	$		$	$

ASSETS
CURRENT
Cash	1,000	31,732	(2a))	6,200,000	4,932,732
Accounts receivable	-	9,805,094			9,805,094
Prepaid expenses and deposits	-	450,189			450,189
	1,000	10,287,015			16,488,015

Capital assets	-	83,066,727			83,066,727
Deferred financing charges	-	81,594			81,594
	1,000	93,435,336			99,636,336

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	-	6,405,365	(2(c))	4,000,000	10,405,365
Income taxes payable	-	205,571			205,571
Bank indebtedness	-	19,547,500			19,547,500
Current portion of long-term debt	-	795,167			795,167
	-	26,953,603			30,953,603

Provision for future abandonment and site restoration costs	-	1,268,188			1,268,188
Future income tax liability	-	12,750,000	(2(c))	(1,700,000)	11,050,000
Long-term debt	-	3,729,127			3,729,127
Deferred gain	-	78,474			78,474
Series 1 preferred shares	-	575,685			575,685
	-	45,355,077			47,655,077

UNITHOLDERS’ EQUITY
Unitholders’ equity	1,000	29,930,627	(2(a))	6,200,000	36,131,627
Contributed surplus	-	65,029			65,029
Retained earnings	-	18,084,603	(2(c))	(2,300,000)	15,784,603
	1,000	48,080,259			51,981,259
	1,000	93,435,336			99,636,336

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ENTERRA ENERGY TRUST Unaudited Pro Forma Consolidated Statement of Earnings For the Six Month Period Ended June 30, 2003 (Unaudited) (Expressed in Canadian Dollars)
	Enterra
	Energy		Pro Forma	Pro Forma
	Corp.		Adjustments	Consolidated
	$		$	$

REVENUE
Oil and gas	40,486,859			40,486,859

EXPENSES
Royalties, net of ARTC	10,240,838			10,240,838
Production	6,148,531			6,148,531
General and administrative	1,564,781			1,564,781
Amortization of deferred financing charges	244,535			244,535
Interest on long-term debt	959,895			959,895
Depletion, depreciation and future site restoration	11,437,000			11,437,000
	30,595,580			30,595,580
EARNINGS BEFORE INCOME TAXES	9,891,279			9,891,279

INCOME TAXES EXPENSE (RECOVERY)
Current	60,000			60,000
Future	679,899	(2(d))	(3,000,000)	(2,320,101)
	739,899			(2,260,101)
NET EARNINGS FOR THE PERIOD	9,151,380			12,151,380

WEIGHTED AVERAGE NUMBER OF TOTAL
TRUST UNITS AND EXCHANGEABLE SHARES		(2(b))		20,935,556

NET EARNINGS PER TRUST UNIT AND EXCHANGEABLE SHARE				0.58

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ENTERRA ENERGY TRUST Unaudited Pro Forma Consolidated Statement of Earnings For the Year Ended December 31, 2002 (Unaudited) (Expressed in Canadian Dollars)
	Enterra
	Energy		Pro Forma	Pro Forma
	Corp.		Adjustments	Consolidated
	$		$	$

REVENUE
Oil and gas	25,745,676			25,745,676

EXPENSES
Royalties, net of ARTC	4,202,880			4,202,880
Production	6,017,921			6,017,921
General and administrative	1,682,773			1,682,773
Interest on long-term debt	1,235,872			1,235,872
Amortization of deferred financing charges	390,800			390,800
Depletion, depreciation and future site restoration	9,306,500			9,306,500
	22,836,746			22,836,746
EARNINGS BEFORE THE FOLLOWING	2,908,930			2,908,930

GAIN ON REDEMPTION OF PREFERRED SHARES	3,111,471			3,111,471

EARNINGS BEFORE INCOME TAXES	6,020,401			6,020,401

INCOME TAXES EXPENSE (RECOVERY)
Current	132,000			132,000
Future	911,000	(2(d))	(6,100,000)	(5,189,000)
	1,043,000			(5,057,000)
NET EARNINGS FOR THE YEAR	4,977,401			11,077,401

WEIGHTED AVERAGE NUMBER OF TOTAL
TRUST UNITS AND EXCHANGEABLE SHARES		(2(b))		20,935,556

NET EARNINGS PER TRUST UNIT AND EXCHANGEABLE SHARE				0.53

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ENTERRA ENERGY TRUST

1

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Six Month Period Ended June 30, 2003 and the Year Ended
December 31, 2002

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet of Enterra Energy Trust (the "Trust") as at June 30, 2003 and the unaudited pro forma consolidated statements of earnings for the six month period then ended and for the year ended December 31, 2002 (the "Pro Forma Statements") have been prepared to reflect the proposed plan of arrangement (“Arrangement”) dated October 24, 2003 to convert Enterra Energy Corp. ("Enterra") from a corporation focused on oil and natural gas exploration and production into a trust, an entity designed to distribute to its unitholders a substantial portion of cash from operations generated by oil and natural gas producing assets.  New Enterra, a wholly-owned subsidiary of the Trust to be formed on the amalgamation of Enterra Acquisition Corp., Enterra and its wholly owned subsidiaries, Big Horn Resources Ltd. (“Big Horn”) and Enterra Sask Ltd. (“Enterra Sask”), will hold the working interests in the Trust's oil and gas properties through Enterra Production Partnership (“Enterra Partnership”).  On completion of the amalgamation, the name of New Enterra will be changed to Enterra Energy Corp.

The Trust was established on October 24, 2003 and has $1,000 in cash and unitholder’s equity.  These amounts have been included in the Pro Forma Statements.  In addition, a new wholly-owned trust, Enterra Energy Commercial Trust will be established to hold the shares of New Enterra.

The Pro Forma Statements include the accounts of the Trust, Enterra Partnership, Enterra Energy Commercial  Trust and New Enterra.  All interfund balances and transactions are eliminated.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of earnings gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at January 1, 2002.  The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Enterra as at and for the year ended December 31, 2002 and the interim unaudited consolidated financial statements of Enterra as at and for the six month period ended June 30, 2003 (collectively, "Enterra Historical Financial Statements").  The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Enterra Historical Financial Statements and the balance sheet of the Trust as at October 24, 2003 included elsewhere in this Information Circular.  In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2.

PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pursuant to the Arrangement, each of the issued and outstanding common shares of Enterra (“Enterra Shares”) will be transferred by the holder thereof for either two Trust units or two Exchangeable Shares (as defined in the Arrangement).  Following such exchanges, the Trust will indirectly own all of the existing oil and gas assets of Enterra.  As the former Enterra shareholder group will own the Trust (including its wholly-owned subsidiaries), no adjustment to carrying values of the assets and liabilities of Enterra is required to account for the transaction.

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ENTERRA ENERGY TRUST

2

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Six Month Period Ended June 30, 2003 and the Year Ended
December 31, 2002

2.

PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

The Pro Forma Statements give effect to the following assumptions and adjustments:

a)

All options and warrants have been assumed to be exercised into Enterra Shares for gross proceeds of $4.9 million prior to the Arrangement.  The actual number of Trust units outstanding after the Arrangement will depend on the number of options and warrants that are exercised.  It has been assumed that all of 9,241,836 Enterra Shares, 812,442 options and 400,000 warrants outstanding as at June 30, 2003, and 13,500 new options issued subsequent to June 30, 2003 have been exercised prior to the Arrangement in exchange for 18,935,556 Trust units and 2,000,000 Exchangeable Shares.

b)

The net earnings per Trust unit and Exchangeable Share has been based on the following number of Trust units and Exchangeable Shares:

a) Enterra Shares outstanding	9,241,836
b) Enterra options and warrants outstanding	1,225,942
10,467,778
Exchange ratio	2
Weighted average of total Trust units and Exchangeable Shares	20,935,556

Unitholders' equity and the number of Trust units above, include both Trust units and Exchangeable Shares to be issued under the Arrangement.

a)

Costs related to the Arrangement, estimated to be $4 million (net of tax - $2.3 million), have been charged to the retained earnings for the purposes of these Pro Forma Statements.  These costs will be expensed by Enterra’s prior to the conversion to a trust.

b)

Income tax recovery has been adjusted to reflect the above assumptions, adjustments and impact relating to anticipated distributions to unitholders.

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ENTERRA ENERGY TRUST

3

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Six Month Period Ended June 30, 2003 and the Year Ended
December 31, 2002

3.

UNAUDITED PRO FORMA CONSOLIDATED CASH FROM OPERATIONS

Cash from operations is not a standard measure under Canadian GAAP.  Cash from operations, as presented in the following table may not be comparable to similar measures presented by other energy trusts.  Cash from operations has been presented in order to assist readers of the unaudited pro forma consolidated statement of earnings in determining possible future cash distributions.

	Six Month
	Period Ended	Year Ended
	June 30,	December 31,
	2003	2002
	$	$

Net earnings	12,151,380	11,077,401

Add back (deduct) amounts to reconcile to
cash from operations
Depletion, depreciation and future site restoration	11,437,000	9,306,500
Future income taxes recovery	(2,320,017)	(5,189,000)
Amortization of deferred financing charges	280,226	390,800
Gain on redemption of preferred shares	-	(3,111,471)
Amortization of deferred gain	(158,989)	(523,839)

Cash from operations(1)	21,389,600	11,950,391

Cash from operations per Trust unit and Exchangeable Shares	1.02	0.57

Note:

(1)   represents cash available for distribution before capital expenditures, reclamation fund contributions,

debt repayments and working capital changes to be made at the discretion of management.

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SCHEDULE "B"
BALANCE SHEET AS AT OCTOBER 24, 2003

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Deloitte & Touche LLP

3000, 700 Second Street SW

Calgary  AB  Canada  T2P 0S7

Telephone:

+1-403-267-1700

Facsimile:

+1-403-264-2871

Auditors’ Report

To the Trustee of

Enterra Energy Trust:

We have audited the balance sheet of Enterra Energy Trust (the “Trust”) as at October 24, 2003.  This balance sheet is the responsibility of the Trust’s management.  Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at October 24, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta

(signed) “Deloitte & Touche LLP”

October 24, 2003

Chartered Accountants

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ENTERRA ENERGY TRUST Balance Sheet October 24, 2003
$

ASSETS

CURRENT
Cash	1,000

UNITHOLDER’S EQUITY

Unitholder’s equity (Notes 1 and 2)	1,000

Enterra Energy Trust
By its administrator, Enterra Energy Corp.

(signed) “Reg J. Greenslade”, Director
(signed) “H. S. (Sobey) Hartley”, Director

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ENTERRA ENERGY TRUST

Notes to the Balance Sheet

October 24, 2003

1.

FORMATION AND FINANCIAL PRESENTATION

Enterra Energy Trust (the “Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated October 24, 2003.  The Trust will be managed by Enterra Energy Corp., a wholly-owned subsidiary of the Trust.

This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.

UNITHOLDER’S EQUITY

Authorized
An unlimited number of Trust units
Issued
	Number of	Consideration
	Units	$

Trust units
Opening balance	-	-
Issued upon settlement	1	1,000
Balance as at October 24, 2003	1	1,000

3.

SUBSEQUENT EVENT

Coincident with the plan of arrangement dated October 24, 2003 involving Enterra Energy Corp. (“Enterra”), Enterra Acquisition Corp., the Trust and the shareholders of Enterra (the “Arrangement”), each of the issued and outstanding shares of Enterra will be transferred by the holder thereof for either two Trust units or two Exchangeable Shares (as defined in the Arrangement).  Following such exchanges, the Trust will indirectly own all of the existing oil and gas assets of Enterra.  The purpose of the transactions is to convert Enterra from a corporate entity concentrating solely on growth to a trust which will distribute a portion of cash flow to holders of Trust units.

The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of November 2003.

Appendix A

APPENDIX J
INFORMATION CONCERNING ENTERRA

J-#

GENERAL DEVELOPMENT OF THE BUSINESS

NARRATIVE DESCRIPTION OF THE BUSINESS

Description of Properties

Petroleum and Natural Gas Reserves

Oil and Gas Wells

Drilling Activity

Undeveloped Lands

Production History and Prices Received

Marketing

Capital Expenditures

RECENT DEVELOPMENTS

CAPITALIZATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

General

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six Month Period Ended June 30, 2003 Compared to the Six Month Period Ended June 30, 2002

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

DESCRIPTION OF SHARE CAPITAL

Enterra Shares

Preferred Shares

DIRECTORS AND OFFICERS OF ENTERRA

EXECUTIVE COMPENSATION

Summary Compensation Table

Composition of the Compensation Committee

Report to the Shareholders on Executive Compensation

Stock Options

OPTIONS TO PURCHASE SECURITIES

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

PRINCIPAL SHAREHOLDERS

PRIOR SALES

PRICE RANGE AND TRADING VOLUME OF ENTERRA SHARES

DIVIDENDS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

MATERIAL CONTRACTS

RISK FACTORS

Exploration, Development and Production Risks

Insurance

Prices, Markets and Marketing of Crude Oil and Natural Gas

Substantial Capital Requirements; Liquidity

Competition

Environmental Risks

Reliance on Operators and Key Employees

Price Volatility of Publicly Traded Securities

Reserve Replacement

Corporate Matters

Additional Funding Requirements

Issuance of Debt

Permits and Licenses

Availability of Drilling Equipment and Access Restrictions

INDUSTRY CONDITIONS

Canadian Government Regulation

Pricing and Marketing - Oil

Pricing and Marketing - Natural Gas

The North American Free Trade Agreement

Royalties and Incentives

Land Tenure

Canadian Environmental Regulation

EXPERTS

LEGAL PROCEEDINGS

AUDITORS, REGISTRAR AND TRANSFER AGENT

J-#

ENTERRA

Enterra (formerly Westlinks Resources Ltd.) was organized on June 30, 1998 by the statutory amalgamation of Temba Resources Ltd. and PTR Resources Ltd. pursuant to the provisions of the Business Corporations Act (Alberta).  Temba Resources Ltd. was incorporated in Alberta on July 31, 1996.  Immediately prior to the amalgamation which created Enterra, Temba Resources Ltd. amalgamated with its wholly owned subsidiary, Rainee Resources Ltd.  PTR Resources Ltd. was incorporated in Alberta on September 18, 1992 as 542275 Alberta Ltd., changed its name to Ablevest Holdings Ltd. on June 14, 1993, and to PTR Resources Ltd. on December 1, 1997.

Effective August 16, 2001, Westlinks and Big Horn Resources Ltd. entered into an agreement under Section 192 of the Canada Business Corporations Act, whereby Big Horn shareholders were issued Westlinks common shares and options in exchange for Big Horn common shares and options.  Big Horn was incorporated under the laws of the Province of Saskatchewan on February 16, 1960, under the name Contact Gold Mines Ltd.  On July 7, 1969, Big Horn changed its name to Contact Ventures Ltd.  Big Horn was continued under the Business Corporations Act (Saskatchewan) on December 28, 1979 and subsequently continued under the Canada Business Corporations Act on September 9, 1982.  On April 15, 1988, Big Horn changed its name to West Pride Industries Corp. and on April 2, 1991, Big Horn consolidated its common shares on a 4 for 1 basis.  Effective September 7, 1993, Big Horn further consolidated its common shares on a 7 for 1 basis and changed its name to Big Horn Resources Ltd.

Effective December 10, 2001, Westlinks Resources Ltd. changed its name to Enterra Energy Corp.

On March 26, 2002 Enterra altered its authorized capitalization when it repurchased 6,123,870 of its Series I Preferred Shares for $2,300,000, resulting in a gain on redemption of $2,905,290.

The registered office of Enterra is located at Suite 3300, 421-7th Avenue S.W., Calgary, Alberta, T2P 4K9 and its head office is located at Suite 2600, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6.

Enterra Sask Ltd., a wholly-owned subsidiary of Big Horn, was incorporated under the laws of the Province of Alberta on April 24, 2001 as 930774 Alberta Inc.  On January 19, 2002, Enterra Sask Ltd. changed its name from 930774 Alberta Inc. to Enterra Sask Corp. and on January 29, 2002 to Enterra Sask Ltd.

800548 Alberta Inc. and 800550 Alberta Inc., both wholly owned subsidiaries of Big Horn, were incorporated on September 22, 1998 under the laws of the Province of Alberta.  Neither 800548 Alberta Inc. nor 800550 Alberta Inc. carry on any active business.

GENERAL DEVELOPMENT OF THE BUSINESS

Enterra was formed to operate in Canada as an oil and gas exploration, development and production company.  Enterra currently has production rates of approximately 5,200 BOE/D and established reserves of 10 MBOE.  Enterra expects to continue to develop new reserves and production in its core project areas in the Western Canadian Sedimentary Basin and is active in developing drilling projects and analyzing strategic property (or corporate) acquisitions where Enterra views further exploitation, development and exploration opportunities exist.  Enterra currently has 23 full-time employees and 10 part-time and full-time consultants.

In 1998, Enterra acquired a non-operated working interest averaging approximately 20% in a Dina sand pool located in the Sounding Lake area of Alberta, consisting of 1,270 acres and approximately 35 producing wells.

In September 1999, Enterra acquired a 94% working interest in four producing oil wells and a saltwater disposal well in the Sylvan Lake area of Alberta.

In May 2000, Enterra acquired, effective January 1, 2000, further working interests in the Sounding Lake area of Alberta, consisting of a further 36% working interest in the Dina sand pool as well as working interests averaging approximately 91% in 21 producing oil wells.  The purchase price for such interests was $11,900,000.

On November 15, 2000, Enterra sold, effective October 1, 2000, all of its interests in the Bigoray area of Alberta for cash consideration of $4,494,500.  Proceeds from the sale were used to reduce Enterra's bank debt and to fund its 2001 acquisition program.

On December 6, 2000, Enterra acquired a 25% working interest in a producing gas well in the Altares area of northeast British Columbia for cash consideration of $1,000,000.

On January 17, 2001, Enterra completed a secondary public offering in the United States of 1,000,000 units, each unit consisting of one Enterra Share and one share purchase warrant, for U.S. $4.55 per unit.  The share purchase warrants were exercisable for six months at U.S. $4.50 per share.  Net proceeds from the offering were used for Enterra's 2001 acquisition and drilling program.

On February 28, 2001, Enterra entered into a farm-out and option agreement whereby it was granted the ability to earn an interest in over 12,000 acres of land in the Altares region of northeast British Columbia.  Under the terms of the farm-out and option agreement, Enterra was obligated to drill a minimum of two wells and had an option to drill up to four more wells to earn an interest in all of the lands.

On March 27, 2001, Enterra acquired an average 67% working interest in 8,705 gross acres of land and 34 producing oil wells in the Grand Forks area of southern Alberta for cash consideration of $5,500,000.  The effective date of the acquisition was January 1, 2001.

On April 23, 2001, Enterra entered into a letter agreement with EuroGas, Inc. ("EuroGas") whereby Enterra agreed to purchase up to an aggregate of 10,401,501 common shares of Big Horn from EuroGas.  On June 5, 2001, Enterra completed the acquisition of an aggregate of 8,275,500 common shares of Big Horn from EuroGas.

On June 12, 2001, Enterra entered into an agreement with a private company to acquire certain oil and gas assets in the Superb area of Saskatchewan.  The purchase price fort the assets was $2,800,000, which amount was satisfied by the payment of $1,500,000 in cash and through the issuance of Enterra Shares.  Through this acquisition, Enterra acquired a 91% working interest in four existing Waseca heavy oil wells with a combined production rate of approximately 180 Bbls/d.

Effective August 16, 2001, Enterra acquired 100% of the common shares of Big Horn by way of a plan of arrangement.  Consideration consisted of cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 Enterra Shares and 7,418,332 Series I Preferred Shares.  In addition, approximately 460,915 options to acquire Enterra Shares were issued in exchange for Big Horn options.

On March 26, 2002, Enterra redeemed 6,123,870 of its Series I Preferred Shares for $2,300,000, resulting in a gain of $2,905,290.

On April 12, 2002, Enterra was granted a 30-day extension for the 1,000,000 share purchase warrants which were exercisable until April 17, 2002.  The expiry date was extended to May  17, 2002.  The warrants expired on May  17, 2002 without being exercised.

On October 8, 2002, Enterra raised $5 million for a sale-leaseback arrangement on some of its production equipment.

On October 8, 2002, Enterra purchased 3,300 acres of land in one of its core areas for $2.5 million.

Enterra received $15.6 million during the first six months of 2003 as proceeds from the sale of certain non-core properties.  The proceeds from the sale of such properties were applied towards the reduction of bank debt and the improvement of working capital.

On September 30, 2003, Enterra redeemed all issued and outstanding Series I Preferred Shares for an aggregate amount of $520,032.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The business plan of Enterra is to create sustainable and profitable per share growth in the oil and gas industry in western Canada.  To accomplish this, Enterra is pursuing an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in the Western Canadian Sedimentary Basin.

Enterra is focused on exploration and development drilling in its areas of interest in central and southern Alberta, Southeast Saskatchewan and Northeast British Columbia.  Additionally, Enterra is pursuing strategic asset and corporate acquisitions of crude oil and natural gas properties where it views further exploitation, development and exploration opportunities exist.

Enterra pursues the internal generation of exploration plays which, according to Enterra's internal analysis, have medium risk and multi-zone potential.  Enterra intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of Enterra will also consider asset and corporate acquisition opportunities that meet Enterra's business parameters.  To achieve sustainable and profitable growth, management of Enterra believes in controlling the timing and costs of its projects wherever possible.  Accordingly, Enterra seeks to become the operator of its properties to the greatest extent possible.  Further, to minimize competition within its geographic areas of interest, Enterra maximizes its working interest ownership in its properties where reasonably possible.  While Enterra believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks.  See "Risk Factors".

Management of Enterra has industry experience in producing areas in western Canada in addition to Enterra's initial geographic areas of interest and has the capability to expand the scope of Enterra's activities as opportunities arise.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Enterra has an interest and that are material to Enterra's operations and exploration activities.  The production numbers stated refer to Enterra's working interest share before deduction of Crown and freehold royalties.  Reserve amounts for all properties are stated, before deduction of royalties, at January 1, 2003, based on escalating cost and price assumptions as evaluated in the McDaniel Report.  See "Narrative Description of the Business - Petroleum and Natural Gas Reserves".  Included in the McDaniel Report are projected exploration and development expenditures which total approximately $11.6 million in the aggregate, which will be funded from a combination of existing working capital, cash flow from operations, Enterra's credit facility and new equity.  See "Selected Consolidated Information and Management's Discussion and Analysis".

Peace River Arch of Alberta

Clair

The Clair property is located 13 kilometres north of the city of Grande Prairie, Alberta.  Enterra's assets include a 100% working interest in 4,480 acres of land, 21 producing oil wells and an oil treating facility.  Gas is conserved and processed at the Encana Sexsmith gas plant.

Production is primarily from the Dunvegan formation with a small amount of gas production from the Charlie Lake and Halfway.  Production is light, 44 degree API gravity crude and solution gas is produced from one Dunvegan oil pool.  Currently, there are 21 oil wells producing a combined 3,300 Bbls/d of oil and 1.8 Mmcf/d of solution gas.  One dually completed Charlie Lake and Halfway gas well, in which Enterra has a 100% working interest,  produces combined daily gas of 400 Mcf/d.  In 2003, Enterra has drilled twelve infill wells, three re-drills and two horizontal injection wells.  Enterra received approval in June, 2003 for a water flood application for 100% voidage replacement.

Total proved reserves assigned to the Dunvegan are 2,156 Mbbls of oil, 1,685 Mmcf of gas and 134 Mbbls of NGLs.  Total proved and probable reserves assigned to the Dunvegan are 3,806 Mbbls of oil, 2,115 Mmcf of gas and 169 Mbbls of NGLs.  The probable reserves category contains the incremental reserves and net present value of the water flood.  McDaniel has stated that the additional reserves associated with the water flood would be moved into the proven category in a staged approach.  Critical stages include the EUB water flood approval, commencement of injection, achievement of 100% voidage replacement and performance.  Total proved reserves assigned to the Charlie Lake/Halfway gas well are 359.0  Mmcf of gas and 7.18 Mbbls of NGLs.  Total proved and probable reserves assigned to the 13-07-073-5W6 Charlie Lake/Halfway gas well are 471.5 Mmcf of gas and 9.43 Mbbls of NGLs.

Enterra also owns and operates a central oil treating facility at Clair.  Enterra is in the process of getting the battery at the facility directly connected to the Peace Pipeline.  Enterra expects the connection to be complete by October, 2003.  Once complete, the connection will eliminate the trucking costs and terminal charges currently associated with the Clair production.

Worsley East

Enterra has an 87.5% working interest in 11.75 sections of land (two licenses) in the Worsley East area.  Enterra has licensed a Montney well, which will evaluate the Notikewin, Bluesky, Doig and Montney sands.  The Bluesky is the primary zone and is a nine meter thick blanket sand that has gas trapped in structural highs.  Two Bluesky gas wells in the immediate area have produced 1.9 Bcf and 0.66 Bcf of gas, respectively.  Both wells have gas over water.  Enterra has two trade seismic lines and six proprietary seismic lines over the two licenses.

Other prospective zones include the Doig, Montney and Granite wash.  A Doig channel is present to the north and has produced 2.8 Bcf.  A Montney sand to the west has produced 1.2 Bcf.  The Granite wash has also produced 16 Bcf of gas from a depth of 2,300 metres.  Seismic shows basement faulting on Enterra's land with throws of approximately 70 metres.  Enterra intends to re-evaluate the seismic for basement faulting and then either acquire more 2D lines and/or shoot a 3D program over the leads.

Gordondale

The Gordondale property is located 75 kilometres northwest of the city of Grande Prairie, Alberta.  Enterra's assets include an average working interest of 79% in 6,240 gross acres of land as well as two flowing gas wells, a gas well waiting tie-in and one oil well.  This exploration area is gas prone in up to eight formations ranging from the Doe Creek at depths of less than 200 metres to the Debolt formation at a depth of 2,450 metres.  Enterra shot a 3D seismic program over the area in 2001 and identified several locations with multizone potential.  In early 2002, the first well was drilled, encountering gas potential in Kiskatinaw, Taylor Flats, Montney and Halfway formations.

Production is currently from the Upper Kiskatinaw and Halfway zones.  The three producing wells were brought on production in the latter half of 2002.  Enterra's current share of production from the property is 667 Mcf/d of gas, 8.2 Bbls/d of oil and 7.6 Bbls/d of NGLs.  A fourth well is currently awaiting tie-in.

McDaniel has assigned total proved reserves to Gordondale of 659.1 Mmcf of gas, 24.52 Mbbls of oil and 11.2 Mbbls of NGLs.  Total Proved and Probable reserves were 909.3 Mmcf of gas, 33.67 Mbbls of oil and 15.45 Mbbls of NGLs.

Rolla

The Rolla property is located 70 kilometres north of the city of Grande Prairie, Alberta.  Enterra's assets include a 50% working interest in 1,920 acres of land, 3 operated producing gas wells and a 12.5% working interest in two field compressors.  Current gas production is approximately 1 Mmcf/d from three Dunvegan gas wells.  This gas is processed at the Duke Midstream, Gordondale East gas plant.  Enterra has identified two additional development opportunities.

Total proved reserves assigned to the Dunvegan are 1,213.0 Mmcf of gas and total proved and probable reserves assigned to the Dunvegan are 1,414.8 Mmcf of gas.  All of the proved reserves are in the proved producing category.  The Dunvegan sand development in the Rolla area is part of a large Delta complex from the northwest.

East Central Alberta

Sounding Lake

The Sounding Lake property is located 10 kilometres southwest of the town of Provost, Alberta.  Enterra's assets include an average working interest of 67.5% in 5,316 gross acres of land as well as 48 producing oil wells and 2 producing gas wells.  Production is obtained primarily from the Dina, Cummings and Belly River formations.  The three main oil pools are Sounding Lake West, Sounding Lake East and Sounding Lake North.  Enterra's share of current production from the entire area is 700 Bbls/d of oil and 1,600 Mcf/d of gas.  Enterra completed an optimization program in the Sounding Lake area in mid 2002 by commingling the Dina and Cummings production, where applicable, upgrading pump sizes to maximize oil production and upgrading oil batteries to handle higher volumes of total fluid and injection water.

Enterra has budgeted several more capital projects for 2003 that are expected to add up to 320 Bbls/d of oil and 300 Mcf/d of associated gas production.  These projects include six infill drilling locations at Sounding Lake North.  All of the wells are defined from geological mapping and 3D seismic.  Enterra was assigned proved reserves at Sounding Lake of 1,115.8 Mbbls of oil and 1,393.8 Mmcf of natural gas.  In recognition of Enterra's 2002 optimization program in the area, probable reserves were also assigned for an expected performance enhancement.  Total proved and probable reserves are 1,372.8 Mbbls of oil and 1,597.6 Mmcf of natural gas.

Central Alberta

Sylvan Lake

The Sylvan Lake property currently produces approximately 1,000 Bbls/d (gross), 850 Bbls/d (net) of 9 to 16 degree API oil from 16 wells.  Production is gathered at individual well sites and trucked to Enterra's facility for treating.  In conjunction with Enterra's plan to drill 13 more infill wells at 40 acre spacing is the installation of an oil treating facility owned and operated by Enterra which will significantly reduce operating expenses.  Infill wells are expected to average initial deliverability of 100 Bbls/d per well.

McDaniel has assigned total proved reserves of 479.4 Mbbls of oil and 96.8 Mmcf of non-associated gas.  Total proved and probable reserves are 766.85 Mbbls of oil and 157.0 Mmcf of non-associated gas.  Probable reserves were assigned based on an assumption that the wells will achieve slightly higher oil recovery than estimated.  These reserves do not include the results of the 2003 drilling program.  Enterra plans to evaluate further downspacing, depending on the success of the 40 acre infill program.  This reservoir has net pays of up to 40 metres (130 feet).  Enterra owns a 3D seismic program that covers the Sylvan Lake Pekisko G pool.

Kaybob

The Kaybob property is located 50 kilometres north of Edson, Alberta.  Pipeline is connected to a major gas and oil processing facility in the area.  This well is capable of producing in excess of 500 Bbls/d of light crude oil and 0.5 Mmcf/d of associated gas.  The well is currently shut in as the gathering system, operated by Chevron Canada, is undergoing extensive corrosion inspection and repair.  Enterra has used the unscheduled downtime to conduct a cement squeeze operation in the structurally low and wet heel area of the horizontal.  The cement squeeze operation will be tested in October, 2003 and is anticipated by Enterra to be effective in eliminating any produced water.

McDaniel has assigned total proved reserves to the 12-14-058-17W5 horizontal oil well of 462.22 Mbbls of oil, 589.3 Mmcf of gas and 11.78 Mbbls of NGLs.  Enterra acquired its interest in the Kaybob South Nisku C Pool in the year 2000.  Enterra owns a 90% working interest in 320 acres of land, subject to a 7.5% override on 100% of production.  Enterra has a licensed copy of a seven square mile 3D program over the well and adjacent lands.

Dear Mountain

Enterra has a 50%, non-operated, working interest in one well in the Dear Mountain area.  Producing from a westward extension of the Beaver Hill Lake C Pool, the well consistently achieves its maximum rate limitation of 63 Bbls/d each month.  Production is flat due to pressure support from the Beaver Hill Kale C Pool water flood.  Total proved reserves are 106.62 Mbbls of oil and total proved and probable reserves are 128.31 Mbbls of oil.  Enterra has also purchased a 100% working interest in the south half of section 24 by way of a Crown land sale.  Two potential infill drilling locations are present on these lands at 160 acre spacing.  These land were not evaluated for potential by McDaniel.

Petroleum and Natural Gas Reserves

McDaniel Report

The following tables, based on the McDaniel Report, summarize the oil, NGLs and natural gas reserves attributable to all of the properties of Enterra and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated.  No estimate of salvage and abandonment costs was included in the McDaniel Report.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes and general and administrative costs, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments.  It should not be assumed that the discounted future net production revenue estimated by the McDaniel Report represents the fair market value of the reserves.  Other assumptions relating to the costs, prices for future production and other matters are included in the McDaniel Report.  There is no assurance that the future price and cost assumptions used in the McDaniel Report will prove accurate and variances could be material.

	Petroleum and Natural Gas Reserves
	Oil (Mbbls)		NGLs (Mbbls)		Gas (Mmcf)
	Gross	Net	Gross	Net	Gross	Net
Constant Pricing
Proved Producing	3,658.6	3,040.9	214.9	146.2	10,693.6	8,346.0
Proved Non-Producing	4.1	3.2	73.7	48.7	1,531.6	1,290.6
Proved Undeveloped	1,251.8	934.4	30.7	20.1	825.8	598.9
Total Proved	4,914.5	3,978.4	319.3	215.0	13,051.0	10,235.6
Probable	2,799.0	2,235.2	86.9	55.7	4,919.4	3,772.9
Total Proved Plus Probable Additional	7,713.6	6,213.6	406.3	270.8	17,970.4	14,008.5

Escalated Pricing
Proved Producing	3,627.0	3,041.1	214.8	146.8	10,686.7	8,340.9
Proved Non-Producing	4.1	3.2	73.7	48.7	1,531.6	1,290.6
Proved Undeveloped	1,251.8	951.3	30.7	20.1	825.8	598.9
Total Proved	4,883.0	3,995.6	319.2	215.6	13,044.1	10,230.4
Probable	2,788.2	2,281.6	86.9	55.8	4,917.1	3,771.4
Total Proved Plus Probable Additional	7,671.1	6,277.1	406.2	271.4	17,961.3	14,001.8

	Present Value of Future Net Production Revenue ($M)
		Discounted at the rate of
	Undiscounted	10%	15%	20%
Constant Pricing
Proved Producing	114,988.2	91,241.5	83,732.1	77,739.1
Proved Non-Producing	4,691.8	2,259.5	1,673.6	1,284.8
Proved Undeveloped	25,333.1	20,767.4	19,061.8	17,624.3
Total Proved	145,013.1	114,268.4	104,467.5	96,648.1
Probable Additional-Risked	75,989.8	51,568.9	44,350.2	38,894.6
Total Proved Plus Probable Additional-Risked	221,003.0	165,837.5	148,817.8	135,542.8

Escalated Pricing
Proved Producing	112,146.4	89,641.0	82,719.2	77,201.3
Proved Non-Producing	5,888.6	2,878.1	2,158.3	1,682.0
Proved Undeveloped	22,521.8	18,733.2	17,298.7	16,080.2
Total Proved	140,556.7	111,252.2	102,176.1	94,963.5
Probable Additional-Risked	68,575.8	47,247.3	40,950.0	36,164.6
Total Proved Plus Probable Additional-Risked	209,132.5	158,499.5	143,126.1	131,128.1

Notes:

(1)

"Gross" reserves are defined as the aggregate of Enterra's working interest and royalty interest reserves before deductions of royalties payable to others.

(2)

"Net" reserves are defined as gross reserves less all royalties payable to others.

(3)

"Proved" reserves are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4)

"Proved Producing" reserves are those Proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of owner.  An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.  Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Enterra's reserves in the area.

(5)

"Proved Non-Producing" reserves are those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

(6)

"Proved Undeveloped" reserves are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(7)

"Probable Additional" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery.  Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(8)

The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs.  Crude oil and natural gas base case prices as forecast by McDaniel effective January 1, 2003 are as follows:

			Crude Oil				Natural Gas
Year	Inflation	Exchange Rate	WTI Crude Oil(a)	Edmonton Light Crude Oil(b)	Bow River Medium Crude Oil(c)	Heavy Crude Oil(d)	Alberta Plant Gate Spot
	%	$US/$Cdn	US/Bbl	$Cdn/Bbl	$Cdn/Bbl	$Cdn/Bbl	$/MMBTU
2003	2.0	0.640	26.00	39.60	32.60	27.60	5.15
2004	2.0	0.650	24.00	35.90	30.29	25.19	4.85
2005	2.0	0.660	22.90	33.70	27.98	22.78	4.65
2006	2.0	0.670	22.80	33.00	27.16	21.86	4.65
2007	2.0	0.680	23.30	33.20	27.25	21.83	4.65
2008	2.0	0.680	23.80	33.90	27.83	22.31	4.70
2009	2.0	0.680	24.30	34.60	28.41	22.78	4.80
2010	2.0	0.680	24.80	35.30	28.98	23.24	4.90
2011	2.0	0.680	25.30	36.00	29.56	23.70	5.00
2012	2.0	0.680	25.80	36.70	30.13	24.15	5.10
2013	2.0	0.680	26.30	37.50	30.80	24.70	5.20
2014	2.0	0.680	26.80	38.20	31.36	25.14	5.30
2015	2.0	0.680	27.30	38.90	31.92	25.58	5.40
2016	2.0	0.680	27.80	39.60	32.49	26.02	5.50
2017	2.0	0.680	28.40	40.40	33.14	26.55	5.60
2018	2.0	0.680	29.00	41.30	33.90	27.17	5.70
2019	2.0	0.680	29.60	42.20	34.65	27.79	5.85
2020	2.0	0.680	30.20	43.00	35.30	28.30	5.95
2021	2.0	0.680	30.80	43.90	36.04	28.90	6.10
2022	2.0	0.680	31.40	44.70	36.69	29.40	6.20
Thereafter	0.0	0.680	31.40	44.70	36.69	29.40	6.20

Notes:

(a)

WTI at Cushing Oklahoma 40 degrees API, 0.5% S.

(b)

40 API, 0.3% S.

(c)

25 API, 2.1% S at Hardisty Alberta.

(d)

12 API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality).

(e)

All references to "$" are to $Cdn unless otherwise indicated.

(9)

Product prices used in the constant price evaluation were based on the McDaniel Report Constant Price Forecast, being Cdn. $40.33/Bbl for oil and $3.89/MMBTU for gas.  The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the McDaniel Report.  Operating and capital costs have not been increased on an inflationary basis.

(10)

The McDaniel Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $11.9 million, of which $9.5 million  is to be expended in 2003, $2.2 is expected to be expended in 2004 and $289,000 thereafter (or based on constant costs: an aggregate of $11.6 million, of which $9.3 million  is to be expended in 2003, $2.1 million is expected to be expended in 2004 and $244,600 thereafter).

The extent and character and all factual data supplied to McDaniel were accepted by McDaniel as represented.

The basic information forming the basis for the McDaniel Report, including land data, well information, geological mapping, reservoir studies, product pricing, budgets and operating costs, was provided by Enterra to McDaniel.  The extent and character of all factual data supplied to McDaniel were accepted by McDaniel as represented.  Additional engineering, geological or economic data required to conduct the evaluation was obtained from public records, other operators and McDaniel's non confidential files.  The crude oil and natural gas reserve calculations and any projections upon which the McDaniel Report is based were determined in accordance with generally accepted evaluation practices.  No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the McDaniel Report.

J-#

Reconciliation of Reserves

The following table sets forth a reconciliation of Enterra's gross share of crude oil and natural gas reserves, before deduction of royalties owned by others, for the period December 31, 2001 to December 31, 2002.

	Crude Oil and NGL (Mbbl)			Natural Gas (Mmcf)			BOE (MBOE)
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
Total at December 31, 2001	4,161.4	1,248.9	5,410.3	1,725.6	1,017.6	2,743.2	5,887.0	2,265.5	8,153.5
Development	2,564.3	2,031.8	4,596.1	938.6	261.0	1,199.6	3,502.9	2,292.8	5,795.7
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	(863.2)	(320.0)	(1,183.2)	(68.7)	(121.1)	(189.8)	(931.9)	(441.1)	(1373.0)
Production	(533.0)	-	(533.0)	(313.7)	-	(313.7)	(846.7)	-	(846.7)
Revisions	(127.3)	(85.6)	(212.9)	(107.7)	(338.0)	(445.7)	(235.0)	(423.6)	(658.6)
Total at December 31, 2002(1)	5,202.2	2,875.1	8,077.3	2,174.1	819.5	2,993.6	7,376.3	3,694.6	11,070.9

Oil and Gas Wells

The following table sets forth the number and status of wells in which Enterra has an interest as at October 24, 2003, which are producing or which Enterra considers to be capable of production:

	Producing Wells				Shut-in Wells(1)
	Crude Oil		Natural Gas		Crude Oil		Natural Gas
Area	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	134	87.9	123	15.75	10	9.12	5	1.78
Wyoming, U.S.A.	-	-	-	-	1.0	0.15	-	-
Total	134	87.9	123	15.75	11	9.27	5	1.78

Notes:

(11)

"Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.  Shut-in wells in which Enterra has an interest are located no further than 10 kilometres from existing pipelines.

(12)

"Gross" wells are the total number of wells in which Enterra has an interest.

(13)

"Net" wells are the aggregate of the numbers obtained by multiplying each gross well by Enterra's percentage working interest therein.

Drilling Activity

The following table sets forth the gross and net wells in which Enterra has participated for the period indicated.

	Period ended December 31, 2002		Period ended December 31, 2001
	Gross(1)(2)	Net(1)(3)	Gross(1)(2)	Net(1)(3)
Oil Wells	25.0	23.7	9.0	5.0
Natural Gas Wells	37.0	34.0	8.0	3.8
Dry Holes	-	-	3.0	1.8
Total	62.0	57.7	20.0	10.6

Notes:

(14)

Wells are classified according to the designation assigned to them for regulatory purposes.  Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.

(15)

"Gross" refers to the total number of wells in which Enterra has an interest.

(16)

"Net" refers to the total number of wells in which Enterra has an interest, multiplied by the percentage working interest owned by Enterra therein.

J-#

Undeveloped Lands

The following table sets out Enterra's undeveloped land holdings as at October 24, 2003.

	Gross(1)	Net(2)
	(acres)
Alberta	79,344	56,650
Saskatchewan	5,745	2,298
British Columbia	3,597	409
Total	88,686	59,357

Notes:

(17)

"Gross" refers to the total acres in which Enterra has an interest.

(18)

"Net" refers to the total acres in which Enterra has an interest, multiplied by the percentage working interest owned by Enterra therein.

(19)

Based on an internal land evaluation conducted by Enterra, the value of the 59,357 net acres (88,686 gross) of undeveloped landholdings is estimated to be $4.5 million.

Production History and Prices Received

The following table sets forth certain information in respect of production, product prices received and expenditures made by Enterra for each quarter of the most recently completed financial year, with comparative date for the same periods in the preceding financial year.

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Average Daily Volumes
Crude oil (Bbls/d)	1,169	1,445	1,652	2,103	1,666	1,099	935	2,142
Natural gas (Mcf/d)	378	119	2,750	4,154	4,535	4,695	4,901	6,477
Total BOE (6:1)	1,232	1,465	2,110	2,796	2,422	1,881	2,456	5,335

Average Net Product Prices Received(1))
Crude oil ($/Bbls)	37.72	32.92	34.78	20.15	27.57	33.59	42.67	34.93
Natural gas ($/Mcf)	8.93	5.80	3.82	3.03	3.59	3.82	3.09	5.34
Total ($/BOE) (6:1))	38.69	35.02	32.58	19.36	25.68	29.51	31.24	33.95

Average Royalties Paid
Crude oil ($/Bbls)	6.22	5.07	5.84	2.80	3.99	5.35	7.36	5.98
Natural gas ($/Mcf)	1.47	0.89	0.64	0.42	0.52	0.61	0.53	0.91
Total ($/BOE) (6:1)	6.38	5.39	5.48	2.69	3.71	4.70	5.39	5.81

Average Operating Expenses(2)
Crude oil ($/Bbls)	12.06	7.67	10.06	6.47	8.46	6.97	7.77	8.11
Natural gas ($/Mcf)	3.02	1.89	1.19	0.91	1.10	0.82	0.55	1.24
Total ($/BOE) (6:1)	12.37	7.72	9.43	6.22	7.88	6.12	5.69	7.88

Average Netback Received(3)
Crude oil ($/Bbls)	19.44	20.18	18.87	10.88	15.12	21.27	27.54	20.85
Natural gas ($/Mcf)	4.44	3.01	1.99	1.70	1.97	2.39	2.01	3.19
Total ($/BOE) (6:1)	19.94	21.91	17.68	10.46	14.09	18.69	20.17	20.26

Notes:

(20)

Prior to taking into consideration the effect of any hedging activities of Enterra.  See "Selected Consolidated Information and Management's Discussion and Analysis – Liquidity and Capital Resources".

(21)

Operating expenses include expenses related to well workovers, fuel and power costs related to the operation of wells, operator wages and salaries and other miscellaneous production costs.

(22)

"Netback" means Average Net Product Prices Received less Average Royalties Paid and Average Operating Expenses.

(23)

The mix of crude oil production was 100% light quality crude oil (30° API or greater)  for the period ended December 31, 2002.

Marketing

Currently, Enterra has hedged certain of its crude oil and natural gas production during 2003 pursuant to various hedging agreements executed between Enterra and arm's length third parties.  The following table summarizes the commitments of Enterra under such hedging agreements.

Term of Commitment		Volume (1)	Price(2)
Crude Oil
	April 1, 2003 – December 31, 2003	1,000	29.60
	April 1, 2003 – December 31, 2003	250	29.71
	April 1, 2003 – December 31, 2003	250	29.50
	April 1, 2003 – December 31, 2003	500	29.80

Notes:

(24)

Crude oil volumes are expressed in Bbls/d.

(25)

Crude oil prices are expressed in WTI (U.S. $/Bbl).

Capital Expenditures

The following table summarizes the capital expenditures incurred by Enterra during the periods indicated.

($000s)	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Property Acquisitions	5,296	-	1,817	1,300	-	873	790	2,000
Exploration	-	-	-	-	1,561	451	1,216	1,847
Development	543	1,993	67	3,900	1,053	1,428	8,322	15,444
Other	12	-	-	30	185	23	308	380
TOTAL	5,851	1,993	1,884	5,230	2,799	2,775	10,636	19,671

RECENT DEVELOPMENTS

Pursuant to the Arrangement, Enterra's assets will be converted into an income trust and all of the Enterra Shares will be exchanged by the holders thereof for Trust Units and/or Exchangeable Shares.  Through the Trust, Enterra  Shareholders will receive regular distributions of cash from the Trust on the cash flows produced by the mature assets held by the Trust.

The Board of Directors has determined that the Arrangement is in the best interests of Enterra, is fair, from a financial point of view, to the Enterra Shareholders and should be placed before the Enterra Shareholders for their approval.  The Board of Directors unanimously recommends that Enterra Shareholders vote in favour of the Arrangement.

For additional information on the Arrangement, see the section of the Information Circular entitled "The Arrangement".

CAPITALIZATION

The following table outlines the capitalization of Enterra as at the dates noted.

	Authorized	Outstanding as at December 31, 2002(4)	Outstanding as at October 24, 2003
		(unaudited)	(unaudited)
Debt:
(Current Debt) / Working Capital(1)(2)	-	$(37,983,234)	$(27,500,000)
Share Capital:
Common Shares(3)	Unlimited	$29,665,075	$32,778,094
		(9,176,325 shares)	(9,863,270 shares)

Series I Preferred Shares	Unlimited	$636,690	Nil
		(749,047 shares)	(Nil shares)
Share Issue Costs(5)		$1,442,153	$1,442,153

Notes:

(26)

Enterra has a revolving term credit facility with a Canadian chartered bank in the amount of $36.0 at the rate of prime + 0.25%.  The credit facility is secured by a first charge over all of Enterra's assets.  As at October 24, 2003, Enterra has drawn down approximately $29.0 million on its line of credit.

(27)

Includes bank debt of $29.0 million, capital leases of $3.5 million and working capital of $5 million as at October 24 2003.

(28)

As at the date hereof, 428,828 Enterra Shares were reserved for issuance at exercise prices ranging from $4.00 to $18.10 for stock options granted under the plan.  See "Options to Purchase Securities".

(29)

As at October  24, 2003, Enterra's retained earnings were $21.0 million, provision for future income taxes was $15.0 million and provision for future site restoration was $2.0 million.

(30)

Share Issue Costs include any costs associated with the issuance of such securities such as underwriting, agency, legal and accounting fees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

General

Enterra's activities relate to oil and gas exploration and development.  Enterra follows the "full-cost" method of accounting for oil and gas operations whereby all exploration costs are capitalized until commencement of production.  The costs are then amortized on a unit of production basis.  Included elsewhere herein are Financial Statements for Enterra.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained elsewhere in this Information Circular.

The following tables summarize certain financial information relating to Enterra as at and for the periods indicated:

	For the Period Ended
	December 31, 2000 (audited)	December 31, 2001 (audited)	December 31, 2002 (audited)
	($000's except per share)	($000's except per share)	($000's except per share)

Oil and gas sales (net of royalties)	13,390	17,082	21,543
Funds from operations(1)	5,876	9.810	11,950
Funds from operations per share
Basic	1.33	1.40	1.31
Diluted	1.23	1.40	1.27
Net earnings (loss)	2,453	1,617	4,977
Net earnings (loss) per share
Basic	0.55	0.23	0.54
Diluted	0.53	0.23	0.53
Working capital (excluding current bank indebtedness)	3,165	2,229	13,547
Capital assets	18,335	73,139	94,354
Total assets	22,101	80,063	102,717
Current Bank Indebtedness	8,403	18,409	24,437
Shareholders' Equity	5,032	29,568	29,665
Long-Term Liabilities	656	18,977	17,992
Cash Dividends per Share (Common/Preferred)	-	-	-

Note:

(31)

Management believes that funds from operations is a useful supplemental measure that may assist investors in assessing the return on their investment in the Trust Units.  Funds from operations is a non-GAAP measure and is defined as net income adjusted for non-cash items.

		QUARTERLY RESULTS

		Net Earnings (Loss)			Funds from Operations(2)
	Revenue (Net of Royalties) $000	$000	Per Share (Basic) $	Per Share (Diluted) $	$000	Per Share (Basic) $	Per Share (Diluted) $
March 31, 2001(1)	3,581	610	0.11	0.11	3,289	0.60	0.60
June 30, 2001(1)	3,951	470	0.08	0.08	795	0.15	0.15
September 30, 2001(1)	5,262	648	0.09	0.09	3,177	0.42	0.42
December 31, 2001(1)	4,288	(111)	(0.05)	(0.05)	2,548	0.23	0.23
March 31, 2002(1)	4,789	3,150	0.34	0.34	2,436	0.27	0.27
June 30, 2002(1)	4,248	398	0.04	0.04	2,241	0.24	0.24
September 30, 2002(1)	4,167	714	0.08	0.08	2,423	0.27	0.27
December 31, 2002(1)	8,339	715	0.08	0.08	4,851	0.54	0.50

Notes:

(32)

Unaudited.

(33)

Management believes that funds from operations is a useful supplemental measure that may assist investors in assessing the return on their investment in the Trust Units.  Funds from operations is a non-GAAP measure and is defined as net earnings  adjusted for non-cash items.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The management discussion and analysis should be read in conjunction with the financial statements of Enterra included in this Information Circular.  All amounts are stated in Canadian dollars except where otherwise indicated.  Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 Mcf to 1 Bbl of oil.

Cash flow expressed before changes in non-cash working capital, is used by Enterra to measure and evaluate operating performance and liquidity.  Earnings from operations, which is calculated before income taxes and before gains or losses on disposal of assets, is used by Enterra to measure and evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by the Canadian Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable with the calculation of similar measures for other companies.

Six Month Period Ended June 30, 2003 Compared to the Six Month Period Ended June 30, 2002

Operations

Earnings and Cash Flow

Earnings were $5.0 million for the three months ended June 30, 2003 (2002   $398,000) for an increase of 1,146%.  Earnings for the six months ended June 30, 2003 were $9.2 million (2002   $3.5 million) for a 158% increase.  The 2002 earnings include a $2.9 million gain on redemption of Series I Preferred Shares.  Enterra redeemed 6,123,870 of its Series I Preferred Shares with a face redemption price of $5,205,290 for $2.3 million, resulting in a gain of $2.9 million.  Without this gain, earnings for the six months ended June 30, 2002 would have been $643,000.  The 2003 earnings include a $2.7 million future income tax adjustment.  Without this adjustment, earnings for the three and six months ended June 30, 2003 would have been respectively $2.3 million and $6.5 million.

Earnings per share for the three months ended June 30, 2003 were $0.54 (2002 – $0.04) and $1.00 for the six months ended June 30, 2003 (2002 – $0.39).  Cash flow per share for the three months ended June 30, 2003 was $0.94 (2002 – $0.24) and $2.33 for the six months ended June 30, 2003 (2002 – $0.51).  The weighted average number of shares outstanding for the three months ended June 30, 2003 was 9,205,733 and six months ended June 30, 2003 was 9,194,089 (2002 – 9,150,622 for three months and six months).  Without the gain on redemption of Series I Preferred Shares, the earnings per share for the six months ended June 30, 2002 would have been $0.07.  Without the future income tax adjustment in 2003, the earnings per share for the three and six months ended June 30, 2003 would have been $0.25 and $0.70 respectively.

Cash flow from operations for the three months ended June 30, 2003 was $8.7 million (2002   $2.2 million) for a 285% increase.  Cash flow from operations for the six months ended June 30, 2003 was $21.4 million (2002   $4.7 million) for a 357% increase.  The 2003 cash flow increased due to higher production volumes, stronger commodity prices and lower operating costs in 2003 compared to 2002.

Production volumes for the three months ended June 30, 2003 were 5,002 BOE/D (2002 – 1,881 BOE/D) for a 166% increase.  Production volumes for the six months ended June 30, 2003 were 5,090 BOE/D (2002 – 2,150 BOE/D) for a 137% increase.  The development of the Clair property is the main reason behind the higher production volumes.

Average oil prices increased by 46% during the first half of 2003 and average gas prices increased by 96% over the same period compared to their respective 2002 levels.  Enterra received an average of $43.90 per Bbl for its oil production during the six months ended June 30, 2003, compared with $29.98 in 2002.  Enterra received an average of $7.29 per Mcf for its natural gas production during the six months ended June 30, 2003, compared with $3.71 in 2002.  As a result, Enterra's revenue per BOE increased by $16.58 (or 61%) per BOE in the first half of 2003 compared to 2002.

Royalties

Royalties for the three months ended June 30, 2003 were $5.3 million (2002 – $0.8 million) and $10.2 million for the six months ended June 30, 2003 (2002 – $1.6 million).  As a percentage of oil and gas revenues, royalties were 29% for the three months ended June 30, 2003 (2002 – 16%) and 25% for the six months ended June 30, 2003 (2002 – 15%).  The increase in royalties is due to higher commodity prices and a decrease, as a percentage of royalties, of the Alberta Royalty Tax Credit.

Operating Expenses

Operating expenses for the three months ended June 30, 2003 were $3.1 million (2002 – $1.0 million) and $6.1 million for the six months ended June 30, 2003 (2002 – $2.8 million).  On a BOE basis, operating costs for the three months ended June 30, 2003 were $6.90 (2002 – $6.12) and $6.67 for the six months ended June 30, 2003 (2002 – $7.11).  Operating costs are expected to decrease over the next quarters with the construction of a pipeline to transport oil from the Clair property.  This pipeline connection will significantly reduce operating costs by eliminating trucking and terminal charges.  The pipeline is scheduled to be in operation before the end of the third quarter.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2003 were $0.8 million (2002 – $0.6 million) and $1.6 million for the six months ended June 30, 2003 (2002 – $0.8 million).  On a BOE basis, administrative costs were $1.85 for the three months ended June 30, 2003 (2002 – $3.21) and $1.70 for the six months ended June 30, 2003 (2002 – $2.05).  Enterra's goal is to keep general and administrative expenses at a level between $1.00 and $1.50 per BOE for 2003.

Interest Expense

Interest expense for the three months ended June 30, 2003 was $0.47 million (2002 – $0.23 million) and $0.96 million for the six months ended June 30, 2003 (2002 – $0.44 million).  The increase in interest expense is due to higher debt levels in 2003, including bank debt, capital leases and vendor financing arrangements.  Included in interest expense in the three and six months ended June 30, 2003 were respectively, $11,388 and $23,368 (2002 – NIL) of dividends paid to the Series I Preferred shareholders.

Depletion and Depreciation

Depletion and depreciation for the three months ended June 30, 2003 was $6.0 million (2002 – $1.8 million) and $11.4 million for the six months ended June 30, 2003 (2002 – $4.1 million).  The increase reflects the higher cost base of our capital assets in 2003 and increased production volumes.  Enterra also amortized $0.3 million in deferred financing charges during the six months ended June 30, 2003 (2002 – NIL) related to a proposed financing transaction.  These costs were fully amortized by March 31, 2003.

Income Tax Expense

Current income tax expense for the three months ended June 30, 2003 was $30,000 (2002 – $33,000) and future income tax for the three months ended June 30, 2003 was a $2.3 million recovery (2002 – $189,000).  The same categories for the six months ended June 30, 2003 are $60 thousand and $0.68 million (2002 – $66,000 and $238,000).  The 2002 income tax expense was low because the 2003 earnings of $3.9 million included a non taxable gain on redemption of Series I Preferred Shares of $2.9 million.  This gain was excluded from the 2002 tax calculation as it is not subject to income tax.  The 2003 future income tax expense includes a $2.7 million adjustment to reflect the reduction in corporate income tax rates from 42.12% in 2003 to 34.62% by 2007.  The future income tax liability balance has been adjusted as at June 30, 2003 to reflect the recent changes in corporate tax rates.  Combined federal and Alberta corporate tax rates are expected to decline from their current level of 42.12% to 34.62% by 2007.  As a result of these rate changes the future income tax liability was decreased by $2,675,000 in the quarter ended June 30, 2003 with a corresponding offset recorded as a recovery of future income taxes on the statement of earnings.  For reporting under U.S. GAAP the tax rate adjustment will not be recorded in the financial statements until such time as the income tax legislation is formally into law.

Enterra had 9,241,836 Enterra Shares outstanding at June 30, 2003 (December 31, 2002 - 9,176,325).

Liquidity and Capital Resources

Enterra's bank facility consists of a line of credit of $36 million (December 31, 2002 – $26.7 million) of which $19.5 million was drawn (December 31, 2002 – $24.4 million).  Interest on amounts drawn is based on the bank's prime rate plus 0.25%.

In the second quarter of 2003, Enterra sold some non-core properties for proceeds of $0.6 million, which combined with the first quarter dispositions results in net proceeds for the first six months of 2003 of $15.6 million.  Proceeds from this sale were used to reduce bank debt and to fund ongoing capital requirements.

Enterra is not currently taxable and has approximately $45 million in tax pools available at June 30, 2003 (December 31, 2002 – $63 million).

Capital expenditures for the three months period ended June 30, 2003 were $8.3 million (June 30, 2002 – $2.8 million).  Capital expenditures for the six months ended June 30, 2003 were $15.4 million (June 30, 2002 – $5.6 million).  Enterra drilled 13 wells in the first quarter and 1 well in the second quarter resulting in nine oil wells (9.0 net) and three gas wells (1.5 net) for a success ratio of 88% on a net basis.  Drilling activity is typically at its lowest level in the second quarter because of spring breakup when movement of heavy equipment such as drilling rigs is restricted due to potential damage to the roads as the ground thaws.  As a result, drilling of new wells was minimal during the second quarter.  Enterra focused instead on setting up the waterflood program at Clair and upgrading equipment and pumps at its Sounding Lake property.  Enterra expects to resume its drilling activity in the next two quarters of 2003 by focusing its efforts in the Clair and Sylvan Lake areas.

SUMMARIZED FINANCIAL INFORMATION
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(in Thousand's except for per share amounts, all amounts in  CDN dollars except volumes)

	Three months June 30 2003	Three months June 30 2002		% Change		Six months June 30 2003	Six months June 30 2002		% Change
Production revenue	$18,484		$5,052	+	266	$40,487		$10,650	+	280
Operating cash flow**	$8,657		$2,241	+	285	$21,390		$4,676	+	357
Per Enterra Share(basic)	$0.94		$0.24	+	292	$2.33		$0.51	+	357
Per Enterra Share (diluted)	$0.87		$0.24	+	263	$2.17		$0.51	+	325
Earnings from operations**	$2,699		$620	+	335	$9,891		$947	+	945
Per Enterra Share (basic)	$0.29		$0.07	+	314	$1.08		$0.10	+	980
Per Enterra Share (diluted)	$0.27		$0.07	+	286	$1.00		$0.10	+	900
**Excludes income taxes, and the gain on redemption of Series I Preferred Shares in 2002

Net earnings***	$4,695		$398	+	1146	$9,151		$3,548	+	158
Per Enterra Share (basic)	$0.54		$0.04	+	1250	$1.00		$0.39	+	156
Per Enterra Share (diluted)	$0.50		$0.04	+	1150	$0.93		$0.39	+	138
***as reported, includes income taxes and the gain on redemption of Series I Preferred Shares in 2002

Operating (based in a 6 to 1 conversion factor)
Average daily oil production (Bbl/d)	$3,978		$1,099	+	262	$3,913		$1,381	+	183
Average daily gas production (Mcf/d)	$6,144		$4,695	+	31	$7,059		$4,616	+	53
Average daily production 6 to 1 BOE/D)	$5,022		$1,881	+	166	$5,090		$2,150		137
Netbacks per BOE	$19.18		$14.14	+	36	$23.42		$12.94	+	81
		$							+
Field prices							$
Average field price for oil (per Bbl)	$39.60		$33.59	+	18	$43.90		$29.98	+	46
Average field price for natural gas (per Mcf)	$7.31		$3.82	+	91	$7.29		$3.71	+	96

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Overview

Enterra achieved record revenue, cash flow and earnings in 2002.  Enterra's growth occurred primarily in the fourth quarter of the year when revenue and cash flow doubled from the previous quarter.  Enterra exited the year with a production rate of 5,335 BOE/D, doubling the previous quarter exit rate of 2,456 BOE/D.  Enterra continued to reduce operating costs during 2002, resulting in an average cost per BOE of $7.11 compared to $8.38 in 2001.  Total reserves increased by 36% to 11.08 million BOE with the majority of the increase coming from the Clair property.  Enterra also strengthened its balance sheet by redeeming a substantial portion of its Series I Preferred Shares for a gain of $3.1 million.

J-#

SUMMARIZED FINANCIAL AND OPERATIONAL DATA
(in Thousand's except for volumes and per share amounts)

	Year 2002	Year 2001	Change
Exit production rate (BOE/D)	$5,335	$2,675	+	99%
Annual production revenue	$25,746	$20,264	+	27%
Average annual production volumes (BOE/D)	2,320	$1,906	+	22%
Cash flow from operations for the year	$11,950	$9,810	+	22%
Cash flow per share for the year	$1.31	$1.40	-	6%
Earnings (including $3.1 million gain on redemption of preferred shares in 2002)	$4,977	$1,617	+	208%
Earnings per share for the year	$0.54	$0.23		135%
Average number of shares outstanding during year	9,154,491	$6,992,393	+	31%
Average price per Bbl of oil during year	$33.86	$30.53	+	11%
Average price per Mcf of natural gas during year	$4.08	$3.66	+	11%
Operating costs per BOE during year	$7.11	$8.38	-	15%
General and administrative expenses per BOE during year	$1.99	$0.81	+	146%

QUARTERLY INFORMATION
(in Thousand's except for per share amounts)

	Q1 March 31	Q2 June 30	Q3 Sept 30		Q4 Dec 31
Year 2002 Revenue	$5,598	$5,051		$5,036	$10,060
Income from operations	$326	$620		$$854	$1,109
Per share, basic	$0.04	$0.07		$$0.09	$0.12
Per share, diluted	$0.04	$0.07		$$0.09	$0.11
Net earnings	$3,150	$398		$$714	$715
Per share, basic	$0.34	$0.04		$$0.08	$0.08
Per share, diluted	$0.34	$0.04		$$0.08	$0.07

Year 2000 Revenue	$4,288	$4,670		$$6,326	$4,980
Income from operations	$946	$1,497		$$991	$(206)
Per share, basic	$0.17	$0.26		$$0.13	$(0.21)
Per share, diluted	$0.17	$0.26		$$0.13	$(0.21)
Net earnings	$610	$470		$$648	$(111)
Per share, basic	$0.11	$0.08	$	$ 0.09	$(0.05)
Per share, diluted	$0.11	$0.08		$$0.09	$(0.05)

Production Income

Production income increased by 27% in 2002 from $20.3 million to $25.7 million, mainly due to the accelerated drilling program in effect during the fourth quarter of the year.  Enterra drilled only eight wells in the first nine months of 2002 but drilled 54 wells in the fourth quarter alone.  Commodity prices were slightly higher, on average, in 2002.

Enterra drilled 62 wells (57.7 net) in 2002, resulting in 25 oil wells (23.7 net) and 37 gas wells (34.0 net) for a success ratio of 100%.  Enterra's production in 2002 averaged 2,320 BOE/D, consisting of 1,460 Bbls/d of oil and 5,157 Mcf/d of natural gas, for a mix of 63% oil and 37% natural gas.

Enterra exited 2002 at a rate of 5,335 BOE/D, consisting of 4,205 Bbls/d of oil and 6,780 Mcf/d of natural gas, for a mix of 79% oil and 21% natural gas.  This represents a 99% increase over the 2001 exit rate of 2,675 BOE/D.

PRODUCTION INCOME
(in Thousand's except for volumes and pricing)

	Year 2002	Year 2001	Change
Crude oil and natural gas liquids	$18,075	$$17,773	+	2%
Natural gas	7,671	2,491	+	208%
Total production revenue	$25,746	$20,264	+	27%

Volumes
Average oil production during year (in Bbls/d)	1,460	1,595	-	8%
Average gas production during year (in Mcf/d)	5,157	1,863	+	177%
Average total production during year (in BOE/D)	2,320	1,906	+	22%

Exit oil production (in Bbls/d)	4,205	2,065	+	104%
Exit gas production (in Mcf/d)	6,780	3,660	+	85%
Exit total production (in BOE/D)	5,335	2,675	+	99%

Pricing
Average price received per Bbl of oil during year	$33.86	$ 30.53	+	11%
Average price received per Mcf of natural gas during year	$4.08	$ 3.66	+	11%

Production Expenses

Production expenses increased by 3% from $5.8 million in 2001 to $6 million in 2002.  On a per BOE basis, Enterra reduced its operating costs by 15% from $8.38 per BOE in 2001 to $7.11 per BOE in 2002.  This trend should continue in 2003 as Enterra focuses its efforts on selected core areas.

PRODUCTION EXPENSES
(in Thousand's except for percentages and per BOE amounts)

	Year 2002	Year 2001	Change
Production expenses	$6,018	$5,830	+	3%
As a percentage of production revenue	23%	29%	-	21%
Production expenses per BOE	$7.11	$8.38	-	15%

Royalties

Royalties, which include Crown, freehold and overriding royalties, increased by 32% as a result of both the increased production in 2002 and the higher commodity prices in effect during the year.

ROYALTIES
(in Thousand's except for percentages and per BOE amounts)

	Year 2002	Year 2001	Change
Royalties, net of Alberta Royalty Tax Credit	$4,203	$3,182	+	32%
As a percentage of production revenue	16%	16%		-
Royalties per BOE	$4.96	$4.58	+	8%

General and Administrative Expenses

General and administrative expenses increased by 198% in 2002 as a result of additional staffing requirements and higher marketing and travel costs, in addition to higher compliance costs as a result of trading on both a Canadian and U.S. exchange.  Overhead recovery costs, which are a recovery of overhead costs related to capital expenditures, were also lower in 2002 as Enterra's average working interest was over 90% in 2002, compared to 53% in 2001.

GENERAL AND ADMINISTRATIVE EXPENSES
(in Thousand's except for percentages and per BOE amounts)

	Year 2002	Year 2001	Change
General and administrative expenses	$1,683	$565	+	198%
As a percentage of production revenue	6%	3%	+	100%
General and administrative expenses per BOE	$1.99	$0.81	+	146%

Interest Expense

Interest expense increased in 2002 by 110% due to the higher average outstanding loan balances during the year, especially in the fourth quarter.

INTEREST EXPENSE
(in Thousand's except for percentages and per BOE amounts)

	Year 2002	Year 2001	Change
Long-term debt, including bank debt at year-end	$29,358	$18,409	+	59%
Interest expense	$1,236	$589	+	110%
As a percentage of production revenue	5%	3%	+	67%
Interest expense per BOE	$1.46	$0.85	+	72%

Depletion and Depreciation

Depletion and depreciation expense increased by 35% in 2002 to $9.3 million from $6.9 million in 2001.  The increase is due to both a higher 2002 production rate and a higher 2002 depletable base as a result of spending in excess of $35 million in capital expenditures during the year.

DEPLETION AND DEPRECIATION
(in Thousand's except for percentages and per BOE amounts)

	Year 2002	Year 2001	Change
Depletion and depreciation expense	$9,306	$6,870	+	35%
As a percentage of production revenue	36%	34%	+	6%
Depletion and depreciation expense per BOE	$10.99	$9.88	-	11%

Income and Capital Taxes

Enterra is not currently taxable.  It has total tax pools of $64 million (2001   $45 million) which are available to shelter future income.

INCOME AND CAPITAL TAXES
(in Thousand's except for percentages and per BOE amounts)

	Year 2002	Year 2001	Change
Income tax expense	$1,043	$682	+	53%
As a percentage of production revenue	4%	3%	+	33%
Income tax expense per BOE	$1.23	$0.98	+	26%

Estimated tax pools
Canadian oil and gas property expense (COGPE)	$20,148	$16,832
Canadian exploration expense (CEE)	9,870	1,606
Canadian development expense (CDE)	4,708	6,250
Undepreciated capital cost (UCC)	27,109	18,464
Other	2,331	2,152
	$64,166	$45,304	+	42%

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Earnings

Enterra's earnings for the year ended December 31, 2002 were $4.98 million (2001 – $1.62 million).  This large increase was caused mainly by a $3.1 million gain on redemption of Series I Preferred Shares which occurred in the first quarter of 2002.  Enterra redeemed 6,123,870 of its Series I Preferred Shares with a face redemption price of $5,205,290 for $2.1 million, resulting in a gain of $3.1 million.  Without this gain, earnings would have been $1.86 million, an increase of 15%.  Earnings per share for the year ended December 31, 2002 were $0.54 (2001 – $0.23).  The weighted average number of shares outstanding in 2002 was 9,154,491 (2001 – 6,992,393).

EARNINGS
(in Thousand's except for number of shares and per share amounts)

	Year 2002	Year 2001	Change
Earnings from operations	$2,909	$3,228	-	10%
Add gain on redemption of Series I Preferred Shares	3,111
Less restructuring charges	-	(929)
Less income taxes	(1,043)	(682)
Net earnings	$4,977	1,617	+	208%
Net earnings per share	$0.54	$0.23	+	135%
Average number of shares outstanding during year	9,154,491	6,992,393	+	31%

Cash Flow

Cash flow from operations grew by 22% in 2002 to $11.95 million compared to $9.81 million in 2001. Cash flow per share in 2002 was $1.31 per share, a 6% decrease from 2001 when it was $1.40.

CASH FLOW
(in Thousand's except for number of shares and per share amounts)

	Year 2002	Year 2001	Change
Net earnings	$4,977	$1,617	+	208%
Add back depletion and depreciation	9,306	6,870
Add back amortization of deferred financing charges	391	-
Add back future income taxes	911	562
Add back deferred gain	-	1,680
Deduct amortization of deferred gain	(524)	(919)
Less gain on redemption of preferred shares	(3,111)
Cash flow from operations	$11,950	$9,810	+	22%
Cash flow per share	$1.31	$1.40	-	6%
Average number of shares outstanding during year	9,154,491	6,992,393	+	31%

Capital Expenditures

Capital expenditures for the year ended December 31, 2002 were $35.88 million (2001 – $14.96 million).  Drilling activity was minimal in the first ten months of 2002 but increased substantially in November and December.  Almost $20 million was spent in the fourth quarter of 2002, representing over 50% of the entire 2002 capital expenditures.  Enterra drilled 62 (57.7 net) wells in 2002, resulting in 25 (23.7 net) oil wells and 37 (34.0 net) gas wells.  Only 8 wells were drilled in the first nine months of 2002.  The remaining 54 wells (87% of total wells drilled in 2002) were all drilled in the fourth quarter of 2002.  Proceeds on disposal of oil and gas properties were $5.8 million in 2002 (2001 – $1.7 million).  These proceeds relate almost exclusively to the sale of the Grand Forks properties, which occurred in the second quarter of 2002 and which accounted for $5.3 million of the total proceeds.  Finding costs, on a proved plus ½ probable basis, improved by 17% in 2002 to $7.72 compared to $9.30 in 2001.

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FINDING COSTS

	Year 2002	Year 2001	Change
Proved reserves	$10.24	10.95	-	6%
Proved and ½ probable reserves	$7.72	9.30	-	17%
Proved and probable reserves	6.19	8.09		23%
Capital expenditures (including acquisition of Big Horn in 2001)	35,881	35,881

* Based on reserve reports prepared by McDaniel.

Reserve Information

Enterra increased its reserve base by 36% in 2002.  Enterra had proved reserves of 7,376 MBOE and probable reserves of 3,695 MBOE, for a total of 11,071 MBOE (2001 – 8,153 MBOE).

SUMMARIZED RESERVE INFORMATION*

	Oil Reserves (MBBLS)	Gas Reserves (MMCF)	Total Reserves (MBOE)
Proved reserves	5,202.2	13,044.7	7,376.3
Probable reserves	2,875.1	4,917.1	3,694.6
Total proved and probable	8,077.3	17,961.8	11,070.9

*Based on January  1, 2003 reserve report prepared by McDaniel Associates Consultants Ltd. of Calgary, AB.

TOTAL PROVED AND PROBABLE RESERVES (PER SHARE)

	Year 2002	Year 2001	Change
Total proved and probable reserves (MBOE, based on escalating prices)	11,070.9	8,153.5	+	36%
Total number of shares outstanding at year-end	9,176,325	9,150,622		0%
Total proved and probable reserves on a per share basis	1.21	0.89	+	36%

SUMMARIZED PRESENT WORTH VALUES * (before income taxes, in '000s)
at December 31, 2002	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
Proved reserves	$140,556.7	$111,252.2	$107,345.5	$102,176.1
Probable reserves	$68,575.8	$47,247.3	$44,505.4	$40,950.0
Total proved and probable	$209,132.5	$158,499.5	$151,850.9	$143,126.1
Total proved and probable per share (based on 9,176,325 shares)	$22.79	$17.27	$16.55	$15.60

*Based on January 1, 2003 reserve report prepared by McDaniel using escalating prices

at December 31, 2001	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
Proved reserves	$73,929.5	$50,785.9	$47,918.1	$44,225.7
Probable reserves	$31,829.1	$17,587.3	$16,028.1	$14,096.0
Total proved and probable	$105,758.6	$68,373.2	$63,946.2	$58,321.7
Total proved and probable per share (based on 9,150,622 shares)	$11.56	$7.47	$6.99	$6.37

*Based on January 1, 2003 reserve report prepared by McDaniel using escalating prices

RESERVE CONTINUITY OIL AND GAS (MBOE)
	PROVED	PROBABLE	TOTAL
December 31, 2001	5,887.0	2,266.5	8,153,5
Discoveries and extensions	3,502.9	2,292.8	5,795.7
Purchases	-	-	-
Dispositions	(931.9)	(441.1)	(1,373.0)
Production	(846.7)	-	(846.7)
Revision of prior estimates	(235.0)	(423.6)	(658.6)
December 31, 2002	7,376.3	3,694.6	11,070.9

Liquidity and Capital Resources

Enterra's bank debt at December 31, 2002 was $24.4 million (2001 – $18.4 million).  In both periods the funds were used to acquire capital assets and support ongoing operations.  At December 31, 2002 Enterra's bank facility consisted of a line of credit of $26.7 million (of which $24.4 was drawn).  Interest on amounts drawn is based on the bank's prime rate plus 0.25%.

In the second quarter of 2002, Enterra sold its Grand Forks property for $5.3 million.  Proceeds from this sale were used to reduce bank debt and to repurchase some of the Series I Preferred Shares.  The Series I Preferred Shares were redeemed for $2.3 million, paid for with cash of $1.75 million and a note of $550,000.  On August 15, 2002 the note was settled for $325,000, resulting in a gain of $206,181 net of related legal costs.

On October 1, 2002 Enterra closed a sale leaseback arrangement on some of its production and processing equipment for $5 million.  The funds were used for Enterra's 2002 drilling program.  The lease agreement calls for 60 monthly payments of $88,802, with an option to purchase of $1 million on the last day of the 60th month.  This arrangement is accounted for as a capital lease.

Enterra has in excess of $60 million in tax pools available at December 31, 2002.

Enterra had several costless collars and forward contracts in place during the year in order to minimize the volatility in crude oil pricing.

During the first quarter of 2003 Enterra sold a number of non core properties totalling approximately 635 BOE/D in production.  The sale of these properties resulted in approximately CDN$15.5 million in proceeds.

HEDGING SUMMARY
	QUANTITY	PRICING
Zero collar from November 1/2001 to April 30/2002	500 Bbls/d of oil	Floor U.S.$20 – Ceiling U.S.$24
Zero collar from October 1/2002 to March 31/2003	500 Bbls/d of oil	Floor U.S.$22 – Ceiling U.S.$28
Natural gas contract from Nov 1/2002 to March 31/2003	1,500 Mcf/d of gas	CDN$4.60 per Mcf
Natural gas contract from Nov 1/2002 to March 31/2003	1,500 Mcf/d of gas	CDN$4.45 per Mcf

Contracts entered into subsequent to December 31/2002:
Oil contracts from April 1/2003 to December 31/2003	1,000 Bbls/d of oil	US$29.60 per Bbl
Oil contracts from April 1/2003 to December 31/2003	250 Bbls/d of oil	US$29.71 per Bbl
Oil contracts from April 1/2003 to December 31/2003	250 Bbls/d of oil	US$29.50 per Bbl
Oil contracts from April 1/2003 to December 31/2003	500 Bbls/d of oil	US$29.80 per Bbl

Sensitivity Analysis

Enterra is exposed to all of the normal market risks inherent within the oil and gas, including commodity price risk, foreign currency rate risk, interest rate risk and credit risk.  We manage our operations in a manner intended to minimize our exposure, as described in notes 12 and 13 to the consolidated financial statements.

SENSITIVITIES
	CASH FLOW	NET INCOME
Estimated 2003 impact:
Crude oil – US $1.00/bbl change in WTI	$936,000	$378,000
Natural Gas – US $0.50/mcf change	$817,000	$330,000
Foreign Exchange – $0.01 change in US to Cdn Dollar	$233,000	$69,000
Interest Rates – 1% change	$250,000	$145,000

New Accounting Pronoucements

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13").  AcG 13 establishes certain conditions for when hedge accounting may be applied.  The guideline is effective for fiscal years beginning on or after July 1, 2003.  Adoption of AcG 13 is not expected to have a material impact on Enterra's financial position or results of operations.

In September 2002, the CICA approved Section 3063, "Impairment of Long Lived Assets" ("S.3063").  S.3063 establishes standards for the recognition, measurement and disclosure of the impairment of long lived assets, and applies to long lived assets held for use.  An impairment loss is recognized when the carrying amount of a long lived asset is not recoverable and exceeds its fair value.  Enterra is currently assessing the impact that adoption of this standard would have on its consolidated financial position and results of operation.

In December 2002, the CICA approved Section 3110, "Asset Retirement Obligations" ("S.3110").  S.3110 requires liability recognition for retirement obligations associated with property, plant and equipment.  These obligations are initially measured at fair value, which is the discounted future value of the liability.  This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life.  The liability accretes until Enterra expects to settle the retirement obligation.  S.3110 is effective for fiscal years beginning on or after January  1, 2004.  The total impact on Enterra's financial statements has not yet been determined.

The following standards and revisions issued by the CICA do not impact Enterra:

(i)

Amendments to S.3025 – "Impaired Loans", effective for asset foreclosures on or after May 1, 2003.

(ii)

Section 3475 – "Disposal of Long Lived Assets and Discontinued Operations", effective for disposal activities initiated by commitments to plans on or after May 1, 2003.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Overview

Enterra achieved significant gains in 2001 in terms of production, revenue and cash flow.  Effective August 1, 2001 Enterra completed its takeover of Big Horn Resources Ltd., resulting in a doubling of its reserve base, a large inventory of drilling prospects, a substantial land position and a new management team.  Enterra's focus changed from an acquisition driven strategy to one based on exploitation of current properties along with selective high impact exploration plays.  Both production and cash flow increased by more than 60% in 2001, an impressive achievement given the rapid erosion of product prices in the second half of the year.  There were immediate synergies achieved by merging Big Horn's operations with Enterra, as evidenced by a 13% reduction in operating costs per BOE and a 75% reduction in general and administrative costs per BOE.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in Thousand's except for volumes and per share amounts)
	YEAR 2001	YEAR 2000	CHANGE
Exit production rate (BOE/D)	2,675	1,197	+	123%
Annual production revenue	$20,264	$16,700	+	21%
Average annual production volumes (BOE/D)	1,906	1,149	+	66%
Cash flow from operations for the year	$9,810	$5,875	+	67%
Cash flow per share for t he year	$1.40	$1.33	+	5%
Earnings (including $929,000 of one-time restructuring charges in 2001)	$1,617	$2,453	-	34%
Earnings per share for the year	$0.23	$0.55	-	58%
Average number of shares outstanding during year	6,992,393	4,421,844	+	58%
Average price per bbl of oil during year	$30.53	$39.79	-	23%
Average price per mcf of natural gas during year	$3.66	$6.15	-	40%
Operating costs per BOE during year	$8.38	$9.58	-	13%
General and administrative expenses per BOE during year	$0.81	$3.31	-	76%

Production Revenue

Production revenue increased by 21% in 2001 mainly due to volume increases from the acquisition of the Grand Forks property in Q1 and the Big Horn acquisition in Q3.  Higher commodity prices were also in effect, especially for gas, in the first half of 2001.  Average oil prices received in 2001 were $30.53 per Bbl compared with $39.79 per Bbl in 2000, a 23% decrease.

Average gas prices received in 2001 were $3.66 per Mcf compared to $6.15 per Mcf in 2000, a 40% decrease.

Enterra drilled 20 wells (10.59 net) in 2001, resulting in 9 oil wells (4.97 net) and 8 gas wells (3.78 net) for a success ratio of 85%.  Enterra's production in 2001 averaged 1,906 BOE/D, consisting of 1,595 Bbls/d of oil and 1,863 Mcf/d of natural gas, for a mix of 84% oil and 16% natural gas.

Enterra exited 2001 at a rate of 2,675 BOE/D, consisting of 2,065 Bbls/d of oil and 3,660 Mcf/d of natural gas, for a mix of 77% oil and 23% natural gas.  This represents a 123% increase over the 2000 exit rate of 1,197 BOE/D.

PRODUCTION REVENUE (in Thousand's except for volumes and pricing)
	YEAR 2001	YEAR 2000	CHANGE
Crude oil and natural gas liquids	$7,773	$6,312	+	23%
Natural gas	2,491	388	+	542%
Total production revenue	$20,264	$16,700	+	21%

VOLUMES
Average oil production during year (in Bbls/d)	1,595	1,120	+	42%
Average gas production during year (in Mcf/d)	1,863	172	+	983%
Average total production during year (in BOE/D)	1,906	1,149	+	66%

Exit oil production (in Bbls/d)	2,065	1,164	+	77%
Exit gas production (in Mcf/d)	3,660	202	+	1712%
Exit total production (in BOE/D)	2,675	1,197	+	123%

PRICING
Average price received per Bbl of oil during year	$30.53	$39.79	-	23%
Average price received per Mcf of natural gas during year	$3.66	$6.15	-	40%

Production Expenses

Production expenses increased by 45% in 2001 as a result of the higher production levels generated during the year.  Enterra was able to reduce its operating costs on a per BOE basis by 13% as a result of the early synergies from the Big Horn acquisition.  Production expenses per BOE in Q4, 2001 were $6.22, the lowest level ever achieved by Enterra. These improvements  will continue throughout 2002.

PRODUCTION EXPENSES (in Thousand's except for percentages and per BOE amounts)
	YEAR 2001	YEAR 2000	CHANGE
Production expenses	$ 5,830	$ 4,030	+ 45%
As a percentage of production revenue	29%	24%	+ 21%
Production expenses per BOE	$ 8.38	$ 9.58	- 13%

Royalties

Royalties, which include Crown, freehold and overriding royalties, decreased by 4% in 2001 as a result of the lower commodity prices in effect during 2001, especially the lower gas prices in the latter half of the year.

ROYALTIES (in Thousand's except for percentages and per BOE amounts)
	YEAR 2001	YEAR 2000	CHANGE
Royalties, net of Alberta Royalty Tax Credit	$ 3,182	$ 3,310	- 4%
As a percentage of production revenue	16%	20%	- 20%
Royalties per BOE	$ 4.57	$ 7.87	- 42%

General and Administrative Expenses

General and administrative expenses decreased by 59% in 2001 as a result of the substantial synergies generated by the merger of the Big Horn operations with Enterra.  Overhead recovery costs, which are a recovery of overhead costs related to capital expenditures, also contributed to reduce the general and administrative costs in 2001.

GENERAL AND ADMINISTRATIVE EXPENSES (in Thousand's except for percentages and per BOE amounts)
	YEAR 2001	YEAR 2000	CHANGE
General and administrative expenses	$ 565	$ 1,391	- 59%
As a percentage of production revenue	3%	8%	- 63%
General and administrative expenses per BOE	$ 0.81	$ 3.31	- 76%

Interest Expense

Interest expense decreased in 2001 by 29% mainly due the lower interest rates in effect during 2001 and to a lower average outstanding loan balance during the first half of 2001.

INTEREST EXPENSE (in Thousand's except for percentages and per BOE amounts)
	YEAR 2001	YEAR 2000	CHANGE
Interest expense	$ 589	$ 833	- 29%
As a percentage of production revenue	3%	5%	- 40%
Interest expense per BOE	$ 0.85	$ 1.98	- 57%

Depletion and Depreciation

Depletion and depreciation expense increased significantly in 2001, both in total value (up 132%) and as a percentage of revenue (up 89%).  The increase is due to higher production rate and to a higher depletable base as a result of the Big Horn merger.

DEPLETION AND DEPRECIATION (in Thousand's except for percentages and per BOE amounts)
	YEAR 2001	YEAR 2000	CHANGE
Depletion and depreciation expense	$ 6,870	$ 2,960	+ 132%
As a percentage of production revenue	34%	18%	+ 89%
Depletion and depreciation expense per BOE	$ 9.88	$ 7.04	+ 40%

Restructuring Charges

Enterra incurred $929,037 in restructuring charges during 2001 in conjunction with the acquisition of Big Horn.  These charges are made up of severance and termination payments paid to former officers, employees and consultants of Enterra.

Income and Capital Taxes

Income taxes decreased by 60% in 2001 as a result of the reduced earnings.  Current income taxes were substantially reduced as a result of the Big Horn acquisition, which provided the basis for a more effective tax structure within the Enterra group.

INCOME AND CAPITAL TAXES (in Thousand's except for percentages and per BOE amounts)
	YEAR 2001	YEAR 2000	CHANGE
Income tax expense	$ 682	$ 1,722	- 60%
As a percentage of production revenue	3%	10%	- 70%
Income tax expense per BOE	$ 0.98	$ 4.10	- 76%

Estimated tax pools
Canadian oil and gas property expense (COGPE)	$ 16,832	$ 7,654
Canadian exploration expense (CEE)	1,606	-
Canadian development expense (CDE)	6,250	2,666
Undepreciated capital cost (UCC)	18,462	6,680
Other	2,152	2,560
	$ 45,302	$ 19,560	+ 132%

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Earnings

Net earnings for the year came to $1,617,055 which is a 34% decrease from 2000 ($2,453,119).  Despite the increased production in 2001 Enterra was subject to a pricing environment which was, on average, 27% lower in 2001 than the previous year.  Enterra's earnings were also reduced by one time restructuring charges of almost $1 million and since the depletion and depreciation expense is not affected by pricing, i.e. a decrease in commodity prices does not result in a corresponding decrease in depletion and depreciation expense, the 2001 depletion and depreciation expense was substantially higher in 2001 than 2000.

The average number of shares outstanding in 2001 also increased by 58% which contributed to the decline in earnings per share in 2001 to $0.23 per share, a 58% decrease from 2000.

EARNINGS (in Thousand's except for number of shares and per share amounts)
	YEAR 2001	YEAR 2000	CHANGE
Earnings from operations	$ 3,228	$ 4,175	- 23%
Less restructuring charges	(929)	-
Less income taxes	(682)	(1,722)
Net earnings	$ 1,617	$ 2,453	- 34%
Net earnings per share	$ 0.23	$ 0.55	- 58%
Average number of shares outstanding during year	6,992,393	4,421,844	+ 58%

Cash Flow

Cash flow from operations grew by 67% in 2001 to $9,810,268.  This amount included a $761,302 net gain from the settlement of a hedging contract in the first quarter of 2001.  Cash flow per share in 2001 was $1.40 per share, a 5% increase from 2000.

CASH FLOW (in Thousand's except for number of shares and per share amounts)
	YEAR 2001	YEAR 2000	CHANGE
Net earnings	$ 1,617	$ 2,453	- 34%
Add back depletion and depreciation	6,870	2,960
Add back future income taxes	562	406
Add back deferred gain on hedge, net of amortization	761	-
Add back non-cash interest expense	-	56
Cash flow from operations	$ 9,810	$ 5,875	+ 67%
Cash flow per share	$ 1.40	$ 1.33	+ 5%
Average number of shares outstanding during year	6,992,393	4,421,844	+ 58%

Capital Expenditures

Capital expenditures for 2001 were $49,309,000 (excluding $1.7 million received in proceeds from minor dispositions and $11.3 million related to the tax effect of the Big Horn acquisition).  These expenditures include the acquisition of the Grand Forks property in Q1 ($5.5 million), the Big Horn corporate acquisition in Q3 ($35.6 million) and Enterra's regular 2001 drilling program ($8.2 million).  Enterra's finding costs for 2001 were broken down among these three groups in order to show the different costs as they relate to the assets acquired through the Grand Forks property acquisition, the Big Horn a corporate acquisition and the "drill bit".

The finding costs for corporate acquisitions are typically more expensive than either property acquisition or in house drilling expenditures because the assets being acquired include undeveloped land, inventory of prospects and, in the case of the Big Horn acquisition, a full cycle management team.

FINDING COSTS PER BOE * (capital expenditures are in thousand's)

	GRAND FORKS	BIG HORN	2001
	PROPERTY	CORPORATE	DRILLING
	ACQUISITION	ACQUISITION	PROGRAM
Proved reserves	$ 7.10	$ 15.12	$ 6.00
Proved and ½ probable reserves	$ 6.82	$ 12.65	$ 4.90
Proved and probable reserves	$ 6.57	$ 10.87	$ 4.14
Capital expenditures	$ 5,500	$ 35,600	$ 8,200

*Based on January 1, 2002 reserve report prepared by McDaniel & Associates Consultants Ltd. of Calgary, AB.

Reserve Information

Enterra increased its reserve base by 181% in 2001.  Enterra had proved reserves of 5,887 MBOE and probable reserves of 2,266.5 MBOE, for a total of 8,153.5 MBOE.

SUMMARIZED RESERVE INFORMATION *
	OIL RESERVES	GAS	TOTAL
	(MBBLS)	RESERVES	RESERVES
		(MMCF)	(MBOE)
Proved reserves	4,103.3	10,702.0	5,887.0
Probable reserves	1,231.9	6,207.8	2,266.5
Total proved and probable	5,335.2	16,909.8	8,153.5

TOTAL PROVED AND PROBABLE RESERVES (PER SHARE)
	YEAR 2001	YEAR 2000	CHANGE
Total proved and probable reserves (MBOE, based on escalating prices)	8,153.5	2,904.9	+ 181%
Total number of shares outstanding at year-end	9,150,622	4,595,139	+ 99%
Total proved and probable reserves on a per share basis	0.89	0.63	+ 41%
* Based on January 1, 2002 reserve report prepared by McDaniel & Associates Consultants Ltd. of Calgary, AB

SUMMARIZED PRESENT WORTH VALUES * (before income taxes, in '000s )
	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
Proved reserves	$ 93,130.4	$ 65,767.2	$ 62,321.7	$ 57,864.7
Probable reserves	$ 36,963.5	$ 20,984.5	$ 19,205.9	$ 16,992.0
Total proved and probable	$ 130,093.9	$ 86,751.7	$ 81,527.6	$ 74,856.7
Total proved and probable per share (based on 9,150,622 shares)	$ 14.22	$ 9.48	$ 8.91	$ 8.18
* Based on January 1, 2002 reserve report prepared by McDaniel using constant prices.

	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
Proved reserves	$ 73,929.5	$ 50,785.9	$ 47,918.1	$ 44,225.7
Probable reserves	$ 31,829.1	$ 17,587.3	$ 16,028.1	$ 14,096.0
Total proved and probable	$ 105,758.6	$ 68,373.2	$ 63,946.2	$ 58,321.7
Total proved and probable per share (based on 9,150,622 shares)	$ 11.56	$ 7.47	$ 6.99	$ 6.37

* Based on January 1, 2002 reserve report prepared by McDaniel using escalating prices.

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Liquidity and Capital Resources

Enterra completed a public offering in the United States in January of 2001, consisting of 1,000,000 units of one Enterra Share and one share purchase warrant for U.S. $4.55 per unit.  The share purchase warrants will expire on May 17, 2002 and are exercisable at U.S. $3.50 per share.

Effective August 1, 2001, Enterra acquired 100% of Big Horn for cash of $2.2 million (not including acquisition costs) and the issuance of 3,496,436 Enterra Shares and 7,418,332 Series I Preferred Shares.  Enterra has also repurchased, through its previously announced share buyback program, 232,500 of its Enterra Shares during 2001.

The company currently has 9,150,622 common shares outstanding.

Enterra's total debt, including working capital deficiency and Series I Preferred Shares, at December 31, 2001 was $26.9 million.

Subsequent to December 31, 2001 Enterra took several steps to strengthen its balance sheet and its working capital position:

(a)

Enterra sold its Grand Forks property for $5.3 million in April 2002.  Proceeds from the sale were applied to debt reduction and working capital.

(b)

Enterra repurchased 6,123,870 of its Series I Preferred Shares for $2.3 million in March of 2002, resulting in a gain on redemption of $2,905,290.  The remaining 1,294,466 Series I Preferred Shares are redeemable for $0.85 per share at any time by Enterra.  Subsequent to August 16, 2002 they are retractable at the option of the holder for $0.85 per share.

Because of the volatility in crude oil pricing in the second half of 2001, Enterra implemented a six month costless collar on 500 Bbls/d of oil production which started on November 1, 2001 and will expire on April 30, 2002.  The costless collar has a floor of $20.00 U.S./Bbl with a ceiling of $24.00 U.S./Bbl.

The company is poised for substantial growth in 2002.  Enterra's inventory of prospects will be prioritized and developed based on each prospect's potential impact on the Company's 2002 production.  The focus will be on prospects which can add immediate value ot the company.

SUMMARIZED BALANCE SHEET INFORMATION (in Thousand's except per share amounts)
	Year 2001	Year 2000	Change
Working capital (deficiency)	($ 2,229)	($ 3,165)	- 30%
Bank loan	$ 18,409	$ 8,403	+ 119%
Series I Preferred Shares	$ 6,306	$ -	N/A
Shareholders' equity	$ 33,524	$ 7,371	+ 355%
Shareholders' equity on a per share basis	$ 3.66	$ 1.60	+ 129%

RESERVE CONTINUITY OIL AND GAS (MBOE)
	PROVED	PROBABLE	TOTAL
December 31, 2000	2,261.4	643.5	2,904.9
Discoveries and extensions	1,224.8	615.2	1,840.0
Purchases	3,277.1	981.7	4,258.8
Dispositions	(113.1)	(30.0)	(143.1)
Production	(695.5)	-	(695.5)
Revision of prior estimates	(67.7)	56.1	(11.6)
December 31, 2001	5,887.0	2,236.7	8,153.5

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DESCRIPTION OF SHARE CAPITAL

The authorized capital of Enterra consists of an unlimited number of Enterra Shares and an unlimited number of preferred shares, issuable in series, of which, as at October 24, 2003, 9,863,270 Enterra Shares were issued and outstanding.  Enterra has also reserved a total of 604,508 Enterra Shares for issuance pursuant to outstanding stock options and warrants.

The following is a summary of the rights, privileges, restrictions and conditions attached to each class of shares of Enterra.

Enterra Shares

All Enterra Shares are issued as fully paid and non-assessable.  The holders of Enterra Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of the shareholders of Enterra; and upon liquidation to receive, subject to the rights of holders of preferred shares, all assets of Enterra as are distributable to the holders of shares.

Preferred Shares

The preferred shares of Enterra may be issued in one or more series with the power given to the board of directors of Enterra to fix from time to time before such issue the number of preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares.  The preferred shares of each series rank on a parity with the preferred shares of any other series and in priority to the Enterra Shares and over any other shares of Enterra ranking by their terms junior to the preferred shares of that series with regard to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of Enterra whether voluntary or involuntary, or any other return of capital or distribution of the assets of Enterra among its shareholders for the purpose of winding-up its affairs.

DIRECTORS AND OFFICERS OF ENTERRA

The name, municipality of residence, age and position held in Enterra of each of the directors and officers of Enterra are as follows:

Name and Municipality of Residence	Age	Position Held
Reginald J. Greenslade, Calgary, Alberta	40	Director, President and Chief Executive Officer

Walter A. Dawson(1),(2),(3), Calgary, Alberta	62	Director

H.S. (Scobey) Hartley(2),(3),(4), Calgary, Alberta	70	Director

Thomas J. Jacobsen, Didsbury, Alberta	68	Director and Chief Operating Officer

G.W. Douglas Paul(1),(4) Calgary, Alberta	54	Director

Norman K. Wallace(1),(2),(3) Saskatoon, Saskatchewan	64	Director

Luc Chartrand, Calgary, Alberta	47	Chief Financial Officer

Trevor Spagrud, Calgary, Alberta	35	Vice-President, Engineering

Tom Dirks, Calgary, Alberta	61	Vice-President, Exploration

Albert Johnston, Lacombe, Alberta	59	Vice-President, Operations

Richard F. McHardy, Calgary, Alberta	35	Corporate Secretary

Notes:

(1)

Member of the audit committee.

(2)

Member of the compensation committee.

(3)

Member of the corporate governance committee.

(4)

Member of the reserves committee.

Messrs. Greenslade and Dawson have served as directors of Enterra since August 16, 2001.  Messrs. Wallace and Paul have served as directors of Enterra since June 7, 2002.  Mr. Jacobsen has served as a director of Enterra since February 11, 1999.  The term of office of all directors will expire at the next annual meeting of Enterra, to be held in 2004.

The officers and directors, as a group, currently hold, directly or indirectly, or exercise control or direction over 1,368,837, on a diluted basis  The officers and directors, as a group, hold 13.08% of the outstanding Enterra Shares, on a diluted basis.

Profiles of Enterra's directors and officers and other members of management and the particulars of their respective principal occupations during the last five years is set forth below.

Reginald J. Greenslade, Director, President and Chief Executive Officer

Mr. Greenslade has been the President of Big Horn since April, 1995, the President, Chief Executive Officer  and a Director of Enterra since August, 2001 and the Chairman of the Board of Enterra since December, 2002.  Prior to joining Big Horn, Mr. Greenslade held senior positions with several medium and large-sized oil and gas companies.  From 1993 to 1995, Mr. Greenslade was employed by CS Resources Limited in the areas of exploitation engineering and project management.  Prior thereto, Mr. Greenslade  was employed by Saskatchewan Oil and Gas Corporation in the areas of project management and reservoir engineering.  Mr. Greenslade has extensive experience with secondary recovery schemes and is recognised for his work in the specialised field of horizontal well drilling.

Mr. Greenslade has also been recognized for his managerial abilities.  In addition to leading Enterra on to Profit magazine's Top 100 Fastest Growing Companies in Canada (2003 and 2002) and Big Horn (2001 and 2000), Mr. Greenslade was also recognized as one of Calgary's Top 40 CEO's under 40 and as a finalist for the Ernst & Young Entrepreneur of the Year, 2001.

Walter A. Dawson, Director

Mr. Dawson has been a director of Enterra since August, 2001.  In 1972, Mr. Dawson purchased a cased-hole wireline unit from Gearhart Industries and incorporated Perfco Services Ltd., which formed Computalog Gearhart Ltd. in 1978.  Mr. Dawson served as President, Chief Executive Officer and a director of Computalog Gearhart Ltd. for a period of 19 years.  He was instrumental in taking the company public on the Toronto Stock Exchange in 1980, negotiating an exclusive technology/supply agreement with Gearhart Industries for Canada.  Shortly thereafter, Computalog entered the directional and fishing tool business and Computalog Gearhart Ltd. established its first research center, hiring 50 research and development experts to design and build state-of-the-art well logging equipment.  In 1993, Mr. Dawson, through his 100%-owned holding company, Perfco Investments Ltd., purchased control of Bonus Petroleum Corp., a public company (Bonus Petroleum Corp. later became Enserco Energy Services Corp. ).  Mr. Dawson has served as the Executive Chairman of Enserco Energy Services Corp.  He resigned in March, 2001 following the merger of Enserco Energy Services Corp. and Tetonka to pursue the creation of Simmons Energy Services.  Enserco is now a leader in the Canadian workover and drilling market with 200 service rigs and 30 drilling rigs in Canada and Australia.  Mr. Dawson is currently a director of Action Energy Inc., a private company.  Mr. Dawson has also held positions on the board of directors of several oil and gas companies during the course of his career for both service and producing companies.

H.S. (Scobey) Hartley, Director

Mr. Hartley has a Bachelor of Science degree in Geology from Texas Tech University.  Mr. Hartley has been a director of Enterra since May, 2000.  Mr. Hartley was the President of Prism Petroleum Ltd. and a predecessor company from December, 1990 through December,  1996.  Mr. Hartley has been the Chairman of Prism Petroleum Ltd. since January, 1997.  Mr. Hartley has served as the President of Faster Oilfield Services since June, 1995, and was the President of Cayenne Energy Corp. from 1990 to 1996.  Mr. Hartley was the President and a Director of Scaffold Connection Corporation from Febraury, 2000 to November, 2001.  Mr. Hartley has been a Director of Cathedral Energy Services Ltd. since June, 2001.

Thomas J. Jacobsen, Director and Chief Operating Officer

Mr. Jacobsen has been a director of Enterra since February, 1999, and was appointed Chief Operating Officer in January, 2002.  Mr. Jacobsen was the Executive Vice-President, Operations from October, 1999 to October, 2000 and the Vice-Chairman of the Board of Directors until October, 2000.  Through his company, Wells Gray Resort & Resources Ltd., Mr. Jacobsen performed consulting services for Enterra through April 15, 2001, including managing Enterra's drilling, completion and equipping projects.  Mr. Jacobsen has over 40 years of experience in the oil and gas industry in Alberta and Saskatchewan in various senior management positions, including as the President and Chief Operating Officer of Americom Resources Corporation since June, 2001; the President and Chief Executive Officer of Niaski Environmental Inc. from November, 1996 to February, 1999; the President and Chief Executive Officer of International Pedco Energy Corporation from September, 1993 to February, 1996; and the President of International Colin Energy Corporation from October, 1987 to June, 1993.  Mr. Jacobsen currently serves as a director of Niaski Environmental Inc., a company listed on the TSX Venture Exchange. Niaski has made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada), which was approved by the creditors, but as at the date hereof, has not been funded and completed.

G.W. Douglas Paul, Director

Mr. Paul has been a director of Enterra since June, 2002.  Mr. Paul was employed by the Royal Bank of Canada for a period of over 30 years, during which time he held a number of administrative and lending positions.  His assignments with the bank included the position of Senior Auditor, which entailed the assessment of the quality of the bank's loan portfolio both domestically and internationally.  Mr. Paul has also been employed in the bank's oil and gas division where he administered a loan portfolio of approximately $500 million, which portfolio included domestic and international exploration and development companies, and drilling and service companies.  Currently, Mr. Paul is the Vice President of Canada West Corporate Finance.  Mr. Paul holds associate memberships in C.A.O.D.C. and P.S.A.C.

Norman K. Wallace, Director

Mr. Wallace has been a director of Enterra since May, 2000. Mr. Wallace resigned as a director of Enterra in August,  2001 and was re-appointed in June, 2002.  He has been the owner of Wallace Construction Specialties Ltd. since 1972.  Mr. Wallace received a Bachelor of Commerce degree from the University of Saskatchewan in 1968.

Luc Chartrand, Chief Financial Officer

Mr. Chartrand joined Big Horn in June, 1994 as a consultant and became Chief Financial Officer in January, 1996.  Mr. Chartrand was appointed Chief Financial Officer of Enterra in August,  2001.  Mr. Chartrand was employed by KPMG LLP as a Chartered Accountant from January, 1985 to May, 1988, in positions of increasing responsibility, the last being tax manager at the Calgary office.  From 1988 to 1990, Mr. Chartrand performed consulting tax and accounting work in Calgary and Toronto.  From June, 1993 to February, 1998, Mr. Chartrand held the position of Chief Financial Officer at Bonus Resource Services Corp.  From January 1998 to April, 2000, Mr. Chartrand held the position of Chief Financial Officer at Reliance Services Group Ltd.

Trevor Spagrud, Vice-President, Engineering

Mr. Spagrud was appointed Vice President,  Operations of Big Horn in February, 1999 and Vice President, Operations of Enterra in August, 2001.  Mr. Spagrud was employed with Saskatchewan Oil and Gas (SaskOil) (which became Wascana Energy) from 1990 to 1996, in positions of increasing responsibility, the last being Senior Development Engineer.  As Senior Development Engineer, Mr. Spagrud was responsible for all engineering functions in both development and exploration prospects.  From 1996 to June, 1997, Mr. Spagrud was employed by Truax Resources as the Engineering Manager.

Tom Dirks, Vice-President, Exploration

Mr. Dirks was appointed Vice President, Exploration of Enterra in June, 2002.  Mr. Dirks has been employed as a Geologist in the U.S. and Canada since 1968.  From 1968 to 1976 he worked with various companies on both sides of the border.  Mr. Dirks co-founded Exalta Petroleums Ltd. in 1976.  Exalta became a wholly-owned subsidiary of Brinco Limited in 1979. Mr. Dirks was Executive Vice President of Brinco until 1982.  Between 1982 and 1992, Mr. Dirks was President of Equine Resources Ltd., Laredo Petroleums Ltd. and Pedco Energy, all Vancouver publicly listed companies.  Since 1992 Mr. Dirks has been employed as a Geological Consultant for various exploration companies.

Albert Johnston, Vice-President, Operations

Mr. Johnston was appointed Vice President of Operations of Enterra in June, 2002.  Mr. Johnston has been the President of AJ Consulting since 1982 and has worked with various drilling contractors in the design and supervision of drilling programs.  Mr. Johnston was Operation Manager with Custom Drilling from 1980 to 1982.

Richard F. McHardy, Corporate Secretary

Mr. McHardy obtained a Bachelor of Commerce degree from the University of Saskatchewan in 1990 and a Bachelor of Laws degree from the University of Saskatchewan in 1993.  Mr. McHardy has been a partner with the law firm of McCarthy Tétrault LLP since July, 2002.  Prior to joining McCarthy Tétrault, from August, 1999, Mr. McHardy practised law with the firm of Donahue LLP, an associated firm of Ernst & Young LLP.  From July, 1995 to August, 1999, Mr. McHardy practised law with the firm of Code Hunter.  Mr. McHardy specializes in mergers and acquisitions matters involving both public and private companies and has experience in a wide variety of corporate finance and securities transactions.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the total compensation paid, during the period indicated, to Enterra's Chief Executive Officer and for the four most highly compensated executive officers of Enterra other than the Chief Executive Officer (the "named executive officers").  None of Enterra's other executive officers received total remuneration in excess of $100,000 during such period, determined on the basis of base salary and bonuses.

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	Annual Compensation				Long- Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Reginald J. Greenslade President and Chief Executive Officer(1)	2002 2001	157,500 157,500	nil nil	11,025 12,279	nil 144,000	nil nil	nil nil	nil nil

Tom Jacobsen Chief Operating Officer(2)	2002	140,000	nil	nil	nil	nil	Nil	nil

Trevor R. Spagrud Vice-President, Operations(1)	2002 2001	196,875 131,250	nil nil	9,187 10,195	nil 100,000	nil nil	nil nil	nil nil

Luc Chartrand Chief Financial Officer(1)	2002 2001	158,355 133,365	nil nil	4,442 nil	nil 72,500	nil nil	nil nil	nil nil

Notes:

(5)

Messrs. Greenslade, Spagrud and Chartrand were appointed to their respective positions with Enterra in August,  2001, following the completion of Enterra's plan of arrangement with Big Horn Resources Ltd.

(6)

Mr. Jacobsen was appointed as Chief Operating Officer of Enterra in January, 2002.  Prior thereto, Mr. Jacobsen served Enterra in a variety of capacities, the most recent of which was a consultant in charge of drilling, completion and equipping projects.

Composition of the Compensation Committee

The Compensation Committee of the Board (the "Committee") exercises general responsibility regarding overall employee and executive officer compensation.  It is responsible to annually review and recommend to the Board of Directors (i) executive compensation policies, practices and overall compensation philosophy, (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000, (iii) bonus and stock options, and (iv) major changes in Enterra's benefit plans.  Final approval of all compensation items rests with the full Board of Directors.

During 2002, the Committee was composed of three members:  Walter Dawson, H.S. (Scobey) Hartley and Norman K. Wallace.  Messrs. Dawson, Hartley and Wallace are independent unrelated directors and are ineligible to participate in any of Enterra's executive office compensation programs, other than Enterra's stock option plan.

Report to the Shareholders on Executive Compensation

The purposes of Enterra's executive compensation policy is to attract and retain individuals of high calibre to serve as officers of Enterra, to motivate their performance in order to achieve Enterra's strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders.  These objectives are to ensure that Enterra continues to grow on an absolute basis as well as to grow cash flow and earnings per share.  Enterra's primary compensation policy is to pay for performance and, accordingly, the performance of Enterra and of the Chief Executive Officer as an individual are both examined by the Committee.  Some of the factors looked at in detail by the Committee in assessing the performance of the Chief Executive Officer are as follows:  (a) operating costs and the change in operating costs per BOE; (b) finding and on stream costs (both current year and longer averages); (c) overall oil and gas reserve changes, looking at both proven and probable reserves; (d) earnings per share changes; (e) cash flow per share changes; and (f) Enterra's performance relative to its stated goals and objectives and the performance of its industry peer group.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer, rather the Committee uses its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially three components:  (a) base salary; (b) bonuses; and (c) stock options.  Each of these executive officer compensation arrangements is briefly described as follows.

Base Salaries

Enterra intends to pay base salaries that are competitive with those of comparable companies in the oil and gas industry.  The Committee plans to compare the base salary of the Chief Executive Officer of Enterra with that of chief executive officers at peer surveyed companies in the oil and gas industry and expects to set the Chief Executive Officer's pay level at the industry average for such position while attempting to adjust for Enterra's size, at the start of the year.  Factors looked at in assessing peer companies will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a BOE basis.

Bonuses

The Committee's philosophy with respect to executive officer bonuses is to bring overall executive officer cash compensation (i.e., salary and bonus) to a level at or above that of the average total cash compensation of peer surveyed companies during the year in question.  The Committee reviews the factors mentioned above relative to peer companies in order to determine whether a bonus is in fact warranted.  The amount of the bonus paid will not be set in relation to any formula or specific criteria but is the result of a subjective determination of Enterra's performance and is approved by the Board based upon the recommendations of the Committee.  The Committee is of the view that establishing strict predetermined quantitative performance criteria prior to the payment of bonuses to the Chief Executive Officer does not recognize progress made towards Enterra's long-term goals.

Long-Term Incentive Compensation

Stock Option Program

Enterra's primary long-term incentive compensation program is its stock option plan.  The Compensation Committee believes that Enterra's Stock Option Plan facilitates the attainment of Enterra's strategic objectives, and aligns the interests of executive officers and employees with the long-term interests of Enterra's shareholders.  All of Enterra' stock options must be exercised within a period of five years from the date of grant and vest as determined by the Board.  As of October 24, 2003, there were 428,828 Enterra Shares subject to unexercised stock option agreements under the stock option plan.

Stock Savings Plan

On August 31, 2001, the board of directors approved the adoption of a stock savings plan for Enterra. The purpose of the stock savings plan is to provide employees of Enterra with the opportunity to participate in the ownership and growth of Enterra through the purchase of Enterra Shares in the market.  A participant's contributions are based on a percentage of their annual salary up to a maximum of 7%.  Enterra matches any participant's contributions equally. As at December 31, 2002, approximately 67% of Enterra's employees had participated in the stock savings plan.  The stock savings plan purchased an aggregate of 15,714 Enterra Shares in 2002.

Corporate Divestiture Bonus Plan

In May, 2002, the board of directors approved a divestiture bonus plan for its employees and directors.  The purpose of the divestiture bonus plan is to provide employees and directors with a compensation package in the event of a successful sale, merger or take-over of Enterra.  The divestiture bonus plan will provide for the creation of a bonus pool in the amount of 1.5% of the value of any consideration offered for outstanding Enterra Shares (the "Offer Price") to Enterra's employees and directors, thereby creating an increased incentive for such employees and directors to contribute to the future success and prosperity of Enterra and increasing the ability of Enterra to attract and retain individuals of exceptional skill.  No bonus pool will be created where the Offer Price is less than $12.00 per share.  Upon the public announcement of a transaction that would, if carried out in accordance with its terms, result in a change of control of Enterra, and provided the Offer Price in respect of such transaction exceeds the $12.00 threshold, the 1.5% bonus pool will be created.  Of this amount, 1.40% has been allocated to Enterra's employees and the remaining 0.10% has been allocated to Enterra's outside directors.

Factors which will affect the amount received by any particular employee from the bonus pool include the length of the employee's tenure with Enterra, the employee's base salary and the employees overall contribution to the success of Enterra.  The plan will be administered by the Board of Directors and the determination of those employees who will be entitled to receive a payment from the bonus pool and the share of the bonus pool to be received by each participant will be determined by the Board of Directors.  Enterra's outside directors will each be entitled to receive a pro rata share of the portion of the bonus pool allocated to them.  Payments under the divestiture bonus plan will only be made in conjunction with the occurrence of a change of control of Enterra, as defined in the divestiture bonus plan.

In order to be eligible to receive a payment from the bonus pool, all participants must waive any entitlement to receive severance from Enterra.  Any severance payments that Enterra becomes obligated to pay out between the date of the approval of the divestiture bonus plan and any eventual corporate disposition will reduce the amount of the bonus pool.  Reg Greenslade, President and Chief Executive Officer and Trevor Spagrud, Vice-President Operations are excluded from the divestiture bonus plan as a result of their pre-existing employment contracts.

Presented by the Compensation Committee

Walter Dawson
H.S. (Scobey) Hartley
Norman K. Wallace

Stock Options

Option Grants During the Period ended December 31, 2002

During the fiscal year ended December 31, 2002, none of the named executive officers were granted any options to acquire Enterra Shares.  Enterra has no plan for any of its employees involving stock appreciation rights.

Option Exercises and Year-End Option Values

The following table provides information concerning (i) options exercised by any named executive officer during the fiscal year ended December 31, 2002; and (ii) the number and the value at December 31, 2002 of unexercised options held by the named executive officers.  In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Enterra Shares at the close of business on December 31, 2002.

	Options Exercised		Unexercised Options		Value of Unexercised In-the money Options(1)
Name	Securities Acquired	Aggregate Value ($)	Exercisable	Not Exercisable	($) Exercisable	($) Not Exercisable
Reginald J. Greenslade	-	-	36,000	108,000	263,880	791,640
Tom Jacobsen	-	-	60,000	-	439,800	-
Trevor Spagrud	-	-	25,000	75,000	183,250	549,750
Luc Chartrand	-	-	18,125	54,375	132,856	398,569

Note:

(7)

The closing price for Enterra Shares on the TSX Venture Exchange on the last trading day in December, 2002 was Cdn. $11.33.

Warrants

On January 17, 2001, Enterra completed a secondary public offering in the United States.  In connection with the offering, 100,000 share purchase warrants were issued to Prima Terra Capital and Spencer Edwards, Inc. at an exercise price of $5.40 U.S. per share starting January 16, 2002 and exercisable for a four year period thereafter.  In addition, on March 28, 2002, Enterra agreed to issue 300,000 share purchase warrants to an arm's length U.S.-based consulting firm in connection with a potential debt financing in the United States.  The warrants have a two-year term and are subject to different pricing (100,000 warrants at U.S. $2.60, 100,000 at U.S. $3.30 and 100,000 at U.S. $4.00).  All of the warrants have vested.

Retirement Plans

Enterra has no retirement plans, pension plans or other forms of retirement compensation for its employees.

Employment Contracts and Termination of Employment

Enterra has employment contracts with Reginald Greenslade and Trevor Spagrud which provide that the named executive officer will be paid a severance payment if:  (a) the named executive officer's employment is terminated; or (b) a change of control occurs in Enterra and the named executive officer does not continue to be employed by Enterra at a level of responsibility or a level of base salary and compensation at least commensurate with the named executive officer's level of responsibility, base salary and compensation immediately prior to the change of control and the named executive officer elects to terminate his employment within twelve (12) months of the change of control.  The severance payment is based upon the named executive officer's monthly salary.  Mr. Greenslade and Mr. Spagrud are entitled up to a maximum of 30 months and 24 months severance payment, respectively.  Additionally, both Mr. Greenslade and Mr. Spagrud are entitled to additional allocation of benefits for past bonus amounts paid to each of them.

Compensation of Directors

During 2002, Directors received an annual retainer of $7,500.  In addition, directors receive fees in the amount of $750 for each directors' meeting which they personally attend and $250 for each conference call which they participate in which exceeds 1 hour in duration.  Directors are also entitled to be compensated for their out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meeting.  Finally, the directors are entitled to participate in Enterra's stock option plan and in Enterra's divestiture bonus plan.  During the year ended December 31, 2002, each of Doug Paul and Norman Wallace were granted options to acquire 30,000 Enterra Shares coincident with their appointment as directors of Enterra.  Except as described herein, no compensation by way of annual retainer or meeting fees was paid to directors for acting in such capacity in the year ended December 31, 2002.

Directors' and Officers' Liability Insurance

Effective October 1, 2002, Enterra has put in place a corporate liability insurance policy for its directors and officers through London Guarantee Insurance Company.  The coverage is for $3,000,000 and provides coverage to October 1, 2003.  The annual premium for the policy was $15,090.

Performance Graph

The following graph compares the change in the cumulative total shareholder return since December 31, 1998 of a $100 investment in Enterra Shares with the cumulative total return of TSX 300 Composite Total Return Index an the TSX Oil & Gas Total Return Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

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500
400
300
200
100
0
Dec. 31, 1998
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Enterra
TSX Oil & Gas
TSX 300

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Index	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
Enterra	100	153.85	287.45	113.46	427.74
TSX Oil & Gas	100	127.26	187.35	200.46	227.98
TSX 300	100	131.71	141.46	123.67	108.29

OPTIONS TO PURCHASE SECURITIES

In accordance with the rules of the TSX Venture Exchange, Enterra has adopted a form of stock option plan that complies with the rules of the Toronto Stock Exchange ("TSX").  Pursuant to Enterra's stock option plan (the "Plan"), options to purchase Enterra Shares are granted by the Board to directors, officers, employees and consultants of Enterra at an exercise price fixed by the directors, subject to the limitations of any stock exchange on which the Enterra Shares are listed.  Stock options must be exercised within a period of ten years from the date of the granting of the stock options and vest as determined by the Board.  The Options are non-assignable and non-transferable.

The maximum number of stock options that may be reserved for any one optionee under the Plan must be no greater than 5% of the issued and outstanding Enterra Shares (on a non-diluted basis).  Furthermore, the aggregate number of Enterra Shares reserved for issuance pursuant to stock options granted to "insiders" (as defined by the TSX Company Manual) may not exceed 10% of the outstanding Enterra Shares (on a non-diluted basis), the issuance of Enterra Shares to "insiders" pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Enterra Shares (on a non-diluted basis) and the issuance of Enterra Shares to any one "insider" and such insider's associates pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Enterra Shares (on a non-diluted basis).  The aforementioned limits of Enterra Shares reserved for issuance may be formulated on a diluted basis with the consent of the TSX.

As at the date hereof, options equivalent to 4.3% of the number of Enterra Shares issued and outstanding have been granted to directors, officers and employees of Enterra at an exercise prices of between $4.00 and $18.10.  Certain of the outstanding options were granted prior to Enterra's movement to the TSX and such grants were made pursuant to the policies of the TSX Venture Exchange.    The following table sets forth options to acquire Enterra Shares granted by Enterra which are outstanding as at the date hereof:

Group(number of persons)	Number of Enterra Shares Under Option	Date of Grant	Date of Expiry	Exercise Price Per Share	Trading Price at Date of Grant(2)
Directors(1) (4)	60,000	June 7, 2002	June 6, 2007	$4.41	$4.41

Executive Officers (7)	155,875	November 2, 2001	November 1, 2006	$4.00	$3.00
	20,000	June 7, 2002	June 6, 2007	$4.41	$4.41
	23,750	July 3, 2002	July 2, 2007	$6.00	$6.00

Employees (23)	36,892	November 1, 2001	November 1, 2006	$4.00	$3.00
	22,400	June 7, 2002	June 6, 2007	$4.41	$4.41
	16,500	June 12, 2002	June 11, 2007	$4.50	$4.50
	6,750	June 28, 2002	June 27, 2007	$5.13	$5.13
	11,250	August 6, 2002	August 5, 2007	$5.56	$5.56
	3,000	September 30, 2002	September 29, 2007	$6.11	$6.11
	28,000	December 10, 2002	December 9, 2007	$8.85	$8.85
	3,000	January 29, 2003	January 28, 2008	$10.40	$10.40
	8,500	April 30, 2003	April 29, 2008	$14.05	$14.05
	3,000	May 17, 2003	May 16, 2008	$13.83	$13.83
	3,000	June 17, 2003	June 16, 2003	$18.10	$18.10
	5,000	September 15, 2003	September 14, 2008	$18.05	$18.05

Consultants (5)	15,911	November 2, 2001	November 1, 2006	$4.00	$3.00
	5,000	June 7, 2002	June 6, 2007	$4.41	$4.41
	1,000	January 29, 2003	January 28, 2008	$10.40	$10.40

Total	428,828

Notes:

(8)

Excluding directors who are also officers of Enterra.

(9)

On November 1, 2001, the date of grant of the first stock options referred to in the above table, the Enterra Shares had not yet been listed on the TSX Venture Exchange.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Enterra, or any of their associates, to Enterra or its wholly-owned subsidiary, Big Horn, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Enterra or its wholly-owned subsidiary, Big Horn.

PRINCIPAL SHAREHOLDERS

There are no shareholders who own, or are known by Enterra to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of Enterra.

PRIOR SALES

In the last twelve months, Enterra has issued an aggregate of 399,160 Enterra Shares.  The specifics of the issuances are set forth below:

Date	Number	Price	Proceeds ($)

Exercise of Stock Options

October 2, 2002	3,000	$4.00	$12,000
November 21, 2002	1,875	$4.00	$7,500
December 2, 2002	3,172	$4.00	$12,688
December 4, 2002	4,250	$4.00	$17,000
January 13, 2003	7,000	$4.00	$28,000
April 11, 2003	8,000	$4.00	$32,000
April 21, 2003	1,286	$4.00	$5,144
May 12, 2003	1,875	$4.00	$7,500
June 4, 2003	40,000	$4.00	$160,000
June 4, 2003	1,250	$4.41	$5,513
June 4, 2003	500	$4.41	$2,205
June 5, 2003	5,500	$4.50	$24,750
June 18, 2003	600	$4.41	$2,646
July 2, 2003	2,842	$4.00	$11,368

July 9, 2003	6,250	$6.00	$37,500
July 9, 2003	2,000	$5.13	$10,260
July 9, 2003	750	$4.41	$3,308
July 15, 2003	3,150	$4.00	$12,600
July 15, 2003	1,250	$4.41	$5,513
July 31, 2003	60,000	$4.00	$240,000
September 5, 2003	71,923	$4.00	$287,692
September 8, 2003	13,278	$4.00	$53,112
September 25, 2003	1,089	$4.00	$4,356

Exercise of Warrants

July 9, 2003	26,640	U.S. $5.40	U.S. $143,856
July 24, 2003	25,000	U.S. $3.30	U.S. $82,500
July 31, 2003	100,000	U.S. $2.60	U.S. 260,000
August 26, 2003	6,680	U.S. $5.40	U.S. $36,072

J-#

PRICE RANGE AND TRADING VOLUME OF ENTERRA SHARES

The following table sets forth the high and low price and volume of trading of the Enterra Shares since January 1, 2002:

		High	Low	Volume
		$	$
2002
	Quarter Ended March 31, 2002	4.96	2.60	513,347
	Quarter Ended June 30, 2002	5.49	4.27	433,437
	Quarter Ended September 30, 2002	6.45	4.60	170,093
	Quarter Ended December 31, 2002	11.61	6.00	299,569

2003
	Quarter Ended March 31, 2003	14.00	10.26	265,604
	Quarter Ended June 30, 2003	19.00	11.55	379,535
	July	25.70	18.12	623,400
	August	22.83	17.08	263,600
	September	19.80	18.00	174,600
	October 1 – 24	25,50	18.50	413,200

DIVIDENDS

Enterra has not declared or paid any dividends since its incorporation on the Enterra Shares and does not foresee the declaration or payment of dividends in the near future.  Any decision to pay dividends on its shares will be made by the Board of Directors on the basis of Enterra's earnings, financial requirements and other conditions existing at such future time.  Subsequent to August 16, 2002, holders of the Series I Preferred Shares received a fixed cumulative dividend of $0.085 per share per annum, payable quarterly.  On September 30, 2003, Enterra redeemed all issued and outstanding Series I Preferred Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of Enterra's directors or executive officers, nor any person who beneficially owns directly or indirectly or exercises control or direction over securities carrying more than 10% of the voting rights attaching to the Enterra Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction since the commencement of Enterra's last completed financial year which has materially affected Enterra, or in any proposed transaction which has materially affected or would materially affect Enterra or any of its subsidiaries.

There are potential conflicts of interest to which the directors and officers of Enterra will be subject in connection with the operations of Enterra.  In particular, certain of the directors and officers of Enterra are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Enterra or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Enterra.  See "Directors and Officers of Enterra".  Conflicts, if any, will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, Enterra has not entered into any  material contracts in the last twenty-four months other than the Trust Indenture between Enterra and Olympia Trust Company, as described in Appendix I, "Information Concerning the Trust".

Copies of these agreements, when executed, may be inspected at the head office of Enterra at Suite 2600, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6, at the offices of McCarthy Tétrault LLP, in Calgary at 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1EG or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Plan of Arrangement.

RISK FACTORS

The securities qualified hereby should be considered highly speculative due to the nature of Enterra's business and the present stage of its development.  A prospective investor should consider carefully the risk factors set out below.  In addition, prospective investors should carefully review and consider all other information contained in the Information Circular before making an investment decision.  An investment in securities of Enterra should only be made by persons who can afford a significant or total loss of their investment.

Exploration, Development and Production Risks

An investment in the Enterra Shares should be considered highly speculative due to the nature of Enterra's involvement in the exploration, development and production of oil and natural gas and its present stage of development.

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is no assurance that expenditures made on future exploration by Enterra will result in new discoveries of oil or natural gas in commercial quantities.  It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Enterra depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.  No assurance can be given that Enterra will be able to continue to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, Enterra may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.  While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills.  Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

Enterra's involvement in the exploration for and development of oil and gas properties may result in Enterra becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards.  Although Enterra has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Enterra may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to Enterra.  The occurrence of a significant event that Enterra is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Enterra's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Enterra.  World prices for oil and natural gas have fluctuated widely in recent years.  Any material decline in prices could result in a reduction of net production revenue.  Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Enterra's oil and gas reserves.  Enterra might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in Enterra's future net production revenue, causing a reduction in its oil and gas acquisition and development activities.  In addition, bank borrowings available to Enterra are in part determined by the borrowing base of Enterra.  A sustained material decline in prices from historical average prices could limit Enterra's borrowing base, therefore reducing the bank credit available to Enterra, and could require that a portion of any existing bank debt of Enterra be repaid.

In addition to establishing markets for its oil and natural gas, Enterra must also successfully market its oil and natural gas to prospective buyers.  The marketability and price of oil and natural gas which may be acquired or discovered by Enterra will be affected by numerous factors beyond its control.  Enterra will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Enterra.  The ability of Enterra to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.  Enterra will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.  Enterra has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

Enterra anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If Enterra's revenues or reserves decline, Enterra may have limited ability to expend the capital necessary to undertake or complete future drilling programs.  There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Enterra.  Moreover, future activities may require Enterra to alter its capitalization significantly.  The inability of Enterra to access sufficient capital for its operations could have a material adverse effect on Enterra's financial condition, results of operations or prospects.

Competition

Enterra actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Enterra.  Enterra's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive.  Enterra's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Enterra.

Certain of Enterra's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Enterra's ability to sell or supply oil or gas to these customers in the future.  Enterra's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Enterra to incur costs to remedy such discharge.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Enterra's financial condition, results of operations or prospects.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases.  On December 16, 2002, Canada ratified the Kyoto Protocol and announced its intention to proceed with implementation.  Although the details surrounding the plan for implementation of the Kyoto Protocol by the Canadian government remain uncertain, reductions in greenhouse gases from Enterra's operations may be required which could result in increased capital expenditures and reductions in production of oil and gas.  It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations and result in increased capital expenditures.  Although it is not expected that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

Reliance on Operators and Key Employees

To the extent Enterra is not the operator of its oil and gas properties, Enterra will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.  In addition, the success of Enterra will be largely dependent upon the performance of its management and key employees.  Enterra does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Enterra.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  It is likely that the quoted market price for the Enterra Shares of Enterra will be subject to market trends generally, notwithstanding the financial and operational performance of Enterra.

Reserve Replacement

Enterra's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Enterra successfully acquiring or discovering new reserves.  Without the continual addition of new reserves, any existing reserves Enterra may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited.  A future increase in Enterra's reserves will depend not only on Enterra's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  There can be no assurance that Enterra's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Corporate Matters

To date, Enterra has not paid any dividends on its outstanding Enterra Shares and does not anticipate the payment of any dividends on its Enterra Shares for the foreseeable future.  Certain of the directors and officers of Enterra are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Enterra and as officers and directors of such other companies.  Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Additional Funding Requirements

Enterra's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, Enterra may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause Enterra to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If Enterra's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Enterra's ability to expend the necessary capital to replace its reserves or to maintain its production.  If Enterra's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Enterra.

Issuance of Debt

From time to time Enterra may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase Enterra's debt levels above industry standards.  Neither Enterra's articles nor its by-laws limit the amount of indebtedness that Enterra may incur.  The level of Enterra's indebtedness from time to time could impair Enterra's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Permits and Licenses

The operations of Enterra may require licenses and permits from various governmental authorities.  There can be no assurance that Enterra will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to Enterra and may delay exploration and development activities.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government.  Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry.  All current legislation is a matter of public record and Enterra is unable to predict what additional legislation or amendments may be enacted.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government.  It is not expected that any of these controls or regulations will affect the operations of Enterra in a manner materially different than they would affect other oil and gas companies of similar size.  All current legislation is a matter of public record and Enterra is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance.  Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB.  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers.  Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada.  Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada.  Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order.  Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico.  NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.  Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta.  Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction.  A 24-month, 8,000 m3 exemption is available to production from a well that has not produced for a 12-month period, if resuming production after February 1, 1993.  Also, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million).  Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.  The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%.  The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.  Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program.  The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m3, and 25%, at prices above $210 per m3.  The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC.  The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties.  On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program.  The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil.  Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.  The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and at prescribed minimum price.  Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by Enterra to the provincial governments.  In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.  Both of these incentives have the effect of increasing the net income of Enterra.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation.  Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations.  In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the AEPEA since September 1, 1993.  In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's Environmental Assessment Act became effective June 30, 1995.  This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

EXPERTS

Certain legal matters in connection with the Plan of Arrangement will be passed upon on behalf of Enterra by McCarthy Tétrault LLP.  Except as disclosed herein, as of the date hereof, partners and associates of McCarthy Tétrault LLP hold less than 1% of the outstanding Enterra Shares.

As at the date hereof, the directors, officers and associates of McDaniel did not beneficially own any of the outstanding Enterra Shares.

LEGAL PROCEEDINGS

Enterra has been served with a statement of claim filed with the Court of Queen's Bench of Alberta dated October 24, 2003 by PrimeWest Energy Inc. ("PrimeWest") relating to a dispute over an aborted sale of a property by PrimeWest to Enterra.  PrimeWest is claiming, inter alia, specific performance of the purported purchase and sale of the property or, in the alternative, damages in the amount of approximately $12.4 million.  Enterra's legal counsel is currently reviewing the statement of claim and Enterra will respond in due course.  Except as described above, there are no outstanding legal proceedings material to Enterra to which Enterra or its wholly-owned subsidiary, Big Horn and Enterra Sask Ltd., or any of their properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Enterra are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 Second Street S.W., Calgary, Alberta T2P 0S7.

Olympia Trust Company, at its principal offices in Calgary is the registrar and transfer agent for the Enterra Shares and Series I Preferred Shares.

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SCHEDULE "A"

FINANCIAL STATEMENTS

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ENTERRA ENERGY CORP.

INTERIM CONSOLIDATED BALANCE SHEETS
AS AT
(Expressed in Canadian Dollars)
	JUNE 30	DECEMBER 31
	2003	2002
	(UNAUDITED)
Assets
Current assets
Cash	$31,732	$108,017
Accounts receivable	9,805,094	7,314,050
Prepaid expenses and deposits	450,189	656,685
	10,287,015	8,078,752

Capital assets	83,066,727	94,354,313
Deferred financing charges (note 5)	81,594	284,040
	$93,435,336	$102,717,105

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,405,365	$20,661,005
Income taxes payable	205,571	155,424
Bank indebtedness (note 2)	19,547,500	24,436,640
Current portion of long-term debt (note 3)	795,167	808,917
	26,953,603	46,061,986

Provision for future abandonment and site restoration costs	1,268,188	934,857
Future income tax liability (note 8)	12,750,000	12,070,101
Long term debt (note 3)	3,729,127	4,112,681
Deferred gain	78,474	237,463
Series 1 preferred shares (note 1)	575,685	636,690
	45,355,077	64,053,778

Shareholders’ Equity
Share capital (note 4)	29,930,627	29,665,075
Contributed surplus (note 4)	65,029	65,029
Retained earnings	18,084,603	8,933,223
	48,080,259	38,663,327
Hedging Contracts (note 7)
Subsequent Event (note 9)
	$93,435,336	$102,717,105

Approved on behalf of the Board:

(signed) Reg Greenslade, P.Eng.	(signed) Walter Dawson
Director	Director

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Three and Six Months Ended June 30
(Expressed in Canadian Dollars) (Unaudited)
	THREE MONTHS JUNE 30 2003	THREE MONTHS JUNE 30 2002	(i) SIX MONTHS JUNE 30 2003	SIX MONTHS JUNE 30 2002
Revenue
Oil and gas	$18,484,488	$5,051,532	$40,486,859	$10,649,552

Expenses
Royalties, net of ARTC	5,305,946	803,889	10,240,838	1,613,148
Production	3,139,202	1,048,496	6,148,531	2,766,227
General and administrative	842,206	550,169	1,564,781	796,629
Amortization of deferred financing charges	4,800	-	244,535	-
Interest on long-term debt	466,174	228,533	959,895	436,656
Depletion, depreciation and future site restoration	6,027,000	1,800,000	11,437,000	4,090,000
	15,785,328	4,431,087	30,595,580	9,702,660
Earnings before the following	2,699,160	620,445	9,891,279	946,892
Gain on redemption of preferred shares	-	-	-	2,905,290
Earnings before income taxes	2,699,160	620,445	9,891,279	3,852,182
Income taxes:
Current	30,000	33,000	60,000	66,000
Future (recovery) (note 8)	(2,296,101)	189,000	679,899	238,000
	(2,266,101)	222,000	739,899	304,000
Net earnings	4,965,261	398,445	9,151,380	3,548,182

Retained earnings, beginning of period	13,119,342	7,105,559	8,933,223	3,955,822
Retained earnings, end of period	$18,084,603	$7,504,004	$18,084,603	$7,504,004

Earnings per share:
Basic	$ 0.54	$ 0.04	$ 1.00	$0.39
Diluted	$ 0.50	$ 0.04	$ 0.93	$0.39

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Three and Six Months Ended June 30
(Expressed in Canadian Dollars) (Unaudited)

	THREE MONTHS JUNE 30 2003	THREE MONTHS JUNE 30 2002	SIX MONTHS JUNE 30 2003	SIX MONTHS JUNE 30 2002
Cash provided by (used in):
Operations
Net earnings	$4,965,261	$398,445	$9,151,380	$3,548,182
Add non-cash items :
Depletion, depreciation and future site restoration	6,027,000	1,800,000	11,437,000	4,090,000
Future income taxes	(2,296,101)	189,000	679,899	238,000
Amortization of deferred gain	(79,172)	(146,929)	(158,989)	(294,853)
Amortization of deferred financing charges	40,491	-	280,226	-
Gain on redemption of preferred shares	-	-	-	(2,905,290)
	8,657,479	2,240,516	21,389,516	4,676,039
Net change in non-cash working capital items:
Accounts receivable	10,103,566	1,050,120	(2,491,044)	244,771
Prepaid expenses and deposits	(14,705)	68,969	206,496	(15,550)
Accounts payable and accrued liabilities	(5,936,493)	(5,362,651)	(14,255,640)	(5,530,108)
Income taxes payable	26,000	(31,990)	50,147	(73,700)
	12,835,847	(2,035,036)	4,899,475	(698,548)

Financing
Bank indebtedness	(5,195,000)	(11,910)	(4,889,140)	2,722,736
Long-term debt	(198,664)	-	(397,304)	-
Deferred financing charges	(3,144)	(383,873)	(77,780)	(622,873)
Issue of common shares, net of issue costs	237,552	10,800	265,552	10,800
Redemption of preferred shares	(23,679)	-	(61,005)	(1,750,000)
	(5,182,935)	(384,983)	(5,159,677)	360,663

Investing
Capital assets additions	(8,265,711)	(2,775,152)	(15,443,770)	(5,573,840)
Proceeds on disposal of property and equipment	643,792	5,225,344	15,630,356	5,957,000
Future abandonment and site restoration costs	(269)	(2,354)	(2,669)	(10,854)
	(7,622,188)	2,447,838	183,917	372,306

Increase (decrease) in cash	30,724	27,819	(76,285)	34,421
Cash, beginning of period	1,008	49,966	108,017	43,364
Cash, end of period	$31,732	$77,785	$31,732	$77,785

During the three and six months ended June 30, 2003 the Company paid respectively $367,306 and $758,575 (2002 - $228,533 and $436,656) of interest on long-term debt

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2003 and 2002 (Unaudited)

The interim consolidated financial statements of Enterra Energy Corp. (the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2002, and should be read in conjunction with those statements.  The other disclosures below are incremental to those reflected in the annual statements.

1.     SERIES 1 PREFERRED SHARES

As at June 30, 2003 there were 677,277 (June 30, 2002 – 1,294,466) Series 1 preferred shares outstanding.  These shares are non-voting and transferable.  These shares are redeemable at any time by the Company or the holders for $0.85 per share.  There is no market for these shares and none is expected to develop.  A dividend of $11,388 was paid in the second quarter for a total of $23,368 paid on the preferred shares in the first six months of 2003.  This amount is included in interest expense because the preferred shares are classified as debt since they are redeemable at the option of the holder.

2.

BANK INDEBTEDNESS

Bank indebtedness represents the outstanding balance under a line of credit of $36,000,000 with the Alberta Treasury Branches.  Drawings bear interest at 0.25% above the bank’s prime lending rate.  Security is provided by a first charge over all of the Company’s assets.  The balance is repayable on demand.  While the loan is due on demand, the Company is not subject to scheduled repayments.

3.

LONG-TERM DEBT

Assets secured with long-term debt are tangible oil and gas equipment with a cost of $5,217,500.  These assets are subject to depletion.

DESCRIPTION	PRINCIPAL OUTSTANDING	LESS CURRENT PORTION	NET JUNE 30 2003	NET DECEMBER 31 2 002

Capital lease bearing interest at 8.605%, repayable monthly at $88,802 plus applicable taxes. The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000.	$ 4,414,858	$ 713,440	$ 3,701,418	$ 4,069,139
Capital lease bearing interest at 12.15%, repayable monthly at $4,448 plus applicable taxes. The lease term is 24 months due December 19, 2004 with a purchase option of $100.	67,249	39,540	27,709	43,542
Note payable bearing interest at 8%, repayable monthly at $7,190. The note term is 15 months due December 20, 2003.	42,187	42,187	-	-
	$ 4,524,294	$ 795,167	$ 3,729,127	$ 4,112,681

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1.

SHARE CAPITAL

(a)

Issued:

	NUMBER OF COMMON SHARES	AMOUNT

Balance, December 31, 2002	9,176,325	$ 29,665,075
Issued on exercise of options	65,511	265,552
Balance, June 30, 2003	9,241,836	$ 29,930,627

(b)

Options:

	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at December 31, 2002	871,703	$4.35
Options granted	10,000	$13.74
Options exercised	(65,511)	($4.05)
Options cancelled	(3,750)	($4.00)
Outstanding at June 30, 2003	812,442	$4.49

(c)   Warrants:

On March 28, 2002 the Company agreed to issue 300,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States.  The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 100,000 at US$4.00).  The US$2.60 warrants have vested since the execution in May 2002 of a non-binding letter of intent relating to the proposed financing.  A value of $125,000 was assigned to the 100,000 warrants at US$2.60.  The remaining warrants are to vest only on the successful closing and funding of the proposed financing. This value was determined using the Black Scholes Option Pricing model using an interest rate of 5% and a volatility factor of 50%.  The $125,000 was credited to the Company’s contributed surplus account at December 31, 2002.

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(a)

Pro forma net earnings – fair value based method of accounting for stock options:

The following table shows pro forma net earnings and earnings per common share had we applied the fair-value based method of accounting to stock options issued in the three and six months ended June 30, 2003 and 2002:

	2003	2002	2003	2002
NET EARNINGS (in 000’s)	THREE MONTHS JUNE 30	THREE MONTHS JUNE 30	SIX MONTHS JUNE 30	SIX MONTHS JUNE 30

As reported	$ 4,965	$ 398	$ 9,151	$ 3,548
Less fair value of stock options to employees	(73)	(47)	(144)	(88)
Pro Forma	$ 4,892	$ 351	$ 9,007	$ 3,460
Earnings Per Common Share ($/share)
Basic as reported	$0.54	$0.04	$1.00	$0.39
Pro forma	$0.53	$0.04	$0.98	$0.37
Diluted as reported	$0.50	$0.04	$0.93	$0.39
Pro forma	$0.49	$0.04	$0.91	$0.37

1.

DEFERRED FINANCING CHARGES

Deferred financing charges include costs related to the capital lease, due October 1, 2007.  These costs are being amortized over the life of the lease.  The amounts amortized in the three and six months ended June 30, 2003 were respectively $40,491 and $280,226 (2002 – NIL).  Deferred financing charges of $192,846 related to a proposed financing transaction were fully amortized as at March 31, 2003.

2.

RECONCILIATION OF EARNINGS PER SHARE CALCULATIONS

Three Months Ended June 30, 2003
	NET EARNINGS	WEIGHTED AVERAGE SHARES OUTSTANDING	PER SHARE
Basic	$ 4,965,261	9,205,733	$0.54
Options and warrants assumed exercised		1,008,090
Shares assumed purchased		(297,032)
Diluted	$ 4,965,261	9,916,791	$0.50

Six Months Ended June 30, 2003
	NET EARNINGS	WEIGHTED AVERAGE SHARES OUTSTANDING	PER SHARE
Basic	$ 9,151,380	9,194,089	$1.00
Options and warrants assumed exercised		1,006,652
Shares assumed purchased		(323,384)
Diluted	$ 9,151,380	9,877,357	$0.93

3.

HEDGING CONTRACTS

In February of 2003 the Company entered into several contracts to deliver 2,000 barrels of oil per day for the period from April 1, 2003 to December 31, 2003.  The prices and volumes are as follows:

VOLUMES (IN BARRELS PER DAY)	PRICE (IN US DOLLARS)
1,000	US$29.60
250	US$29.71
250	US$29.50
500	US$29.80

4.

INCOME TAXES

The future income tax liability balance has been adjusted as at June 30, 2003 to reflect the recent changes in corporate tax rates.  Combined federal and Alberta corporate tax rates are expected to decline from their current level of 42.12% to 34.62% by 2007.  As a result of these rate changes the future income tax liability was decreased by $2,675,000 in the quarter ended June 30, 2003 with a corresponding offset recorded as a recovery of future income taxes on the statement of earnings.

5.

SUBSEQUENT EVENT

On August 5, 2003 the Company announced its intention to reorganize into an energy trust structure.  The proposed reorganization, subject to shareholder approval, would result in shareholders receiving two trust units for each common share of Enterra.  The trust’s policy contemplates a monthly distribution level set at approximately 80% of the trust’s cash flow.  An information circular describing the reorganization is expected to be mailed out to shareholders in October 2003.  Closing of the reorganization will be subject to finalization and execution of banking and other transaction documentation and to shareholder, court and applicable regulatory approvals.  Distributions are expected to begin in January 2004.

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AUDITORS’ REPORT

To the Shareholders of Enterra Energy Corp.

We have audited the consolidated balance sheet of Enterra Energy Corp. as at December 31, 2002 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated March 6, 2002.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Calgary, Canada

March 12, 2003

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ENTERRA ENERGY CORP.
CONSOLIDATED BALANCE SHEETS
As at December 31
(Expressed in Canadian Dollars)
	2002	2001
		(RESTATED – NOTE 6)
Assets
Current assets
Cash	$108,017	$43,364
Accounts receivable	7,314,050	6,296,639
Prepaid expenses and deposits	656,685	583,058
	8,078,752	6,923,061

Property and equipment (note 5)	94,354,313	73,139,497
Deferred financing charges (note 2)	284,040	-
	$102,717,105	$80,062,558

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,661,005	$8,989,389
Income taxes payable	155,424	163,103
Bank indebtedness (note 6)	24,436,640	18,408,904
Current portion of long-term debt (note 7)	808,917	-
	46,061,986	27,561,396

Provision for future abandonment and site restoration costs	934,857	751,088
Future income tax liability (note 8)	12,070,101	11,159,101
Long-term debt (note 7)	4,112,681	-
Deferred gain (note 13)	237,463	761,302
Series 1 preferred shares (note 11)	636,690	6,305,586
	64,053,778	46,538,473

Shareholders’ Equity
Share capital (note 9)	29,665,075	29,568,263
Contributed surplus (note 9)	65,029	-
Retained earnings	8,933,223	3,955,822
	38,663,327	33,524,085
Hedging contracts (note 13)
Commitments (note 14)
Subsequent events (note 15)
	$102,717,105	$80,062,558

Approved on behalf of the Board:

(signed) Reg Greenslade, P. Eng.	(signed) Walter Dawson
Director	Director

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Years Ended December 31
(Expressed in Canadian Dollars)
	2002	2001
Revenue
Oil and gas	$25,745,676	$20,264,396

Expenses
Royalties, net of ARTC	4,202,880	3,182,340
Production	6,017,921	5,829,613
General and administrative	1,682,773	565,270
Interest on long-term debt	1,235,872	589,169
Amortization of deferred financing charges (note 2)	390,800	-
Depletion, depreciation and future site restoration	9,306,500	6,869,912
	22,836,746	17,036,304
Earnings before the following	2,908,930	3,228,092
Restructuring charges	-	(929,037)
Gain on redemption of preferred shares (note 11)	3,111,471	-
Earnings before income taxes	6,020,401	2,299,055
Income taxes (note 8)
Current	132,000	120,000
Future	911,000	562,000
	1,043,000	682,000
Net earnings	4,977,401	1,617,055

Retained earnings, beginning of year	3,955,822	2,338,767
Retained earnings, end of year	$8,933,223	$3,955,822

Earnings per share:
Basic	$ 0.54	$ 0.23
Diluted	$ 0.53	$ 0.23

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
(Expressed in Canadian Dollars)
	2002	2001
Cash provided by (used in):
Operations
Net earnings	$4,977,401	$1,617,055
Add non-cash items:
Depletion, depreciation and future site restoration	9,306,500	6,869,912
Future income taxes	911,000	562,000
Deferred gain	-	1,680,031
Amortization of deferred gain	(523,839)	(918,729)
Amortization of deferred financing charges	390,800	-
Gain on redemption of preferred shares	(3,111,471)	-
Funds from operations	11,950,391	9,810,269
Net change in non-cash working capital items:
Accounts receivable	(1,017,411)	(1,371,654)
Prepaid expenses	(73,627)	(161,941)
Accounts payable and accrued liabilities	11,671,616	2,205,753
Income taxes payable	(7,679)	(1,153,068)
	22,523,290	9,329,359

Financing
Bank indebtedness	6,027,736	1,055,904
Long-term debt	4,704,098	-
Issue of common shares, net of issue costs	96,812	5,457,625
Repurchase of shares	(59,971)	(753,300)
Deferred financing charges	(549,840)	-
Redemption of preferred shares	(2,557,425)	-
	7,661,410	5,760,229

Investing
Property and equipment additions	(35,881,256)	(14,958,086)
Acquisition of Big Horn Resources Ltd.	-	(2,190,048)
Proceeds on disposal of property and equipment	5,809,940	1,700,500
Investments	-	422,000
Future abandonment and site restoration costs	(48,731)	(22,033)
	(30,120,047)	(15,047,667)

Increase in cash	64,653	41,921
Cash, beginning of year	43,364	1,443
Cash, end of year	$ 108,017	$ 43,364

Funds from operations per share:
Basic	$ 1.31	$ 1.40
Future	$ 1.27	$ 1.40

During 2002, the Company paid $1,235,872 (2001 - $589,169) of interest on long-term debt and $132,000 (2001 - $120,000) of capital taxes.

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

____________________________________________________________________________________________

1.

CORPORATE HISTORY

Enterra Energy Corp. (the “Company” or “Enterra”) was formed on June 30, 1998 by the amalgamation of Temba Resources Ltd. and PTR Resources Ltd. in a share-for-share exchange.  The combination was recorded using the purchase method of accounting with Temba being identified as the acquirer.

Effective August 1, 2001 Enterra acquired 100% of the common shares of Big Horn Resources Ltd. (“Big Horn”), a junior oil and gas company listed on the Toronto Stock Exchange, by the way of a plan of arrangement.  Consideration consisted of cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares.  The terms of the Series 1 preferred shares are described in note 11.  In addition, 460,915 Enterra options were issued in exchange for Big Horn options.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The impact of significant differences between Canadian and U.S. GAAP on these consolidated financial statements is disclosed in note 16. These consolidated financial statements include the accounts of Enterra and its subsidiary companies and partnerships in which a controlling interest is retained.  All material intercompany accounts and transactions have been eliminated. Substantially all exploration, development and production activities related to our oil and gas business are conducted jointly with others and our accounts reflect only Enterra’s proportionate interest.

(a)

Petroleum and natural gas properties

The Company follows the “full cost” method of accounting for petroleum and natural gas properties.  All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing the Company’s activity which is undertaken exclusively in Canada.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells.  Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers.  Units of natural gas are converted into barrels of equivalents on a relative energy content basis.

Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes.

Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis.  The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred.  The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs.  The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs.  By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

(b)

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(c)

Income taxes

The Company follows the liability method of accounting for future income taxes.  Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantially enacted, tax rates and laws expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.  Income tax expense or benefit is the sum of the Company’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(c)

Financial instruments

The estimated fair value of all financial instruments is based on quoted market prices and if not available, on estimates from third-party brokers or dealers.  The carrying value cash, accounts receivable, deposit, bank indebtedness, accounts payable, accrued liabilities, long-term and preferred shares approximates their fair value.  The Company uses financial instruments for non-trading purposes to manage fluctuations in commodity prices, as described in note 12.  Hedge accounting is used when there is a high degree of correlation between price movements in the derivative instrument and the item designated as being hedged. The Company recognizes gains and losses in the same period as the hedged item.   See note 13 for details about the Company’s commodity hedging activities.

(i)

Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates.

(e)

Per share amounts

The Company follows the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

The weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 were 9,154,491 and 6,992,393, respectively.  In computing diluted earnings per share 258,116 shares (2001 – 5,114 shares) were added to the weighted average number of common shares outstanding during the year as a result of the dilutive effect of stock options.  See note 10 for a reconciliation of basic and diluted earnings per share.

(a)

Stock-based compensation

Effective January 1, 2002 the Company prospectively adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments.  In accordance with the new standard, the Company elected to continue its policy that no compensation is recorded on the granting of employee stock options and consideration paid on the exercise of such options is recorded as share capital.  In addition, the new standard requires a fair value based method of accounting for other stock-based payments. See notes 9(d) and 9(e) for additional information with regard to the methods and assumptions used in calculating the fair value of stock-based compensation.

(b)

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(c)

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(d)

Deferred financing charges

Deferred financing charges include costs related to the proposed financing mentioned in note 9(f) and costs related to the capital leases described in note 7.  These costs include professional and consulting fees, travel costs, legal and accounting, and also include the $125,000 described in note 9(f).  These costs are amortized over the remaining life of their related financial instruments.

(e)

Comparative figures

The presentation of certain figures of the previous year has been changed to conform with the presentation adopted for the current year.

3.

BUSINESS COMBINATION

Effective August 1, 2001 Enterra acquired 100% of the issued and outstanding shares of Big Horn Resources Ltd.  Details of the acquisition are as follows:

Assets acquired:
Current assets, excluding cash	$2,841,106
Property and equipment	46,874,349
49,715,455
Liabilities assumed:
Current liabilities	2,428,687
Bank indebtedness	8,950,000
Provision for future abandonment and site restoration costs	280,274
Future income tax liability	11,309,464
22,968,425

Net non-cash assets acquired	26,747,030
Cash acquired	37,599
$26,784,629

Consideration:
Cash	$2,227,647
Preferred shares (7,418,336 issued)	6,305,586
Common shares (3,496,436 issued)	18,251,396
$26,784,629

The consideration value attributed to the common shares contemplates an element related to the former stock options of Big Horn that were exchanged for stock options of the Company.  However, this element was not considered significant for separate reporting.

1.

INVESTMENTS

Investments in Red Raven Resources Inc. and Raptor Capital Corporation with an amount of $422,000 were disposed of during 2001 as part of the severence amounts paid to former directors and officers of the Company.

2.

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3.

PROPERTY AND EQUIPMENT

December 31, 2002
ACCUMULATED
DEPLETION AND
	COST	DEPRECIATION	NET
Petroleum and natural gas properties	$ 112,657,277	$ 18,897,024	$ 93,760,253
Office furniture and equipment	1,077,988	483,928	594,060

	$ 113,735,265	$ 19,380,952	$ 94,354,313

December 31, 2001
ACCUMULATED
DEPLETION AND
	COST	DEPRECIATION	NET
Petroleum and natural gas properties	$ 82,574,219	$ 9,939,258	$ 72,634,961
Office furniture and equipment	843,464	338,928	504,536

	$ 83,417,683	$ 10,278,186	$ 73,139,497

In conducting its 2001 ceiling test evaluation the Company followed generally accepted accounting principles which provide for a two-year exemption from write-down where the purchase price of reserves had been determined on a basis which provided a higher amount than the ceiling test value, and where the excess was not considered to represent a permanent impairment in the ultimate recoverable amount.  If the two-year exemption had not been used, the Company would have taken a write-down of $8.1 million based on prices at December 31, 2001 of $22.05 per bbl of oil and $3.42 per mcf of gas.  Enterra qualified for the exemption in connection of its acquisition of Big Horn in August 2001.

In conducting its ceiling test evaluation for 2002 the Company followed generally accepted accounting principles based on prices at December 31, 2002 of $45.89 per bbl of oil and $5.49 per mcf of gas.   No write-down was required for 2002.

Included in the cost of the petroleum and natural gas properties are amounts for capitalized general and administrative expenses.  These amounts were $1,450,900 in 2002 (2001 - $729,400).

At December 31, 2002 costs of undeveloped land of $3,967,000 (2001 - $8,053,000) were excluded from the calculation of depletion expense.

The Company estimates future abandonment and site restoration costs to be $4,114,000 at December 31, 2002 (2001 - $3,083,000) of which $232,500 (2001 - $242,000) has been accrued as a liability.

1.

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2.

BANK INDEBTEDNESS

Bank indebtedness represents the outstanding balance under a line of credit of $26,700,000 with the Alberta Treasury Branches.  Drawings bear interest at 0.25% above the bank’s prime lending rate.  Security is provided by a first charge over all of the Company’s assets.  The balance is repayable on demand.  While the loan is due on demand, the Company is not subject to scheduled repayments.  This loan was classified as a long-term liability in the December 31, 2001 financial statements and has been restated into current liabilities in 2002.  Effective for fiscal periods commencing January 1, 2002, the Company adopted the new CICA recommendation regarding Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced. All borrowings where the lender has a right to demand repayment within twelve months are required to be classified as current liabilities.  The impact of this change has been to increase current liabilities by the amount of any such borrowings then in place. At December 31, 2002 this change has increased current liabilities by $24,436,640 (December 31, 2001 - $18,408,904).

7.

LONG-TERM DEBT

Assets secured with long-term debt are tangible oil and gas equipment with a cost of $5,217,500.  These assets are subject to the depletion provisions described in note 2(a).

Balances as at December 31, 2002
Description	PRINCIPAL OUTSTANDING	LESS CURRENT PORTION	NET BALANCE
Capital lease bearing interest at 8.605%, repayable monthly at $88,802 plus applicable taxes. The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000	$ 4,747,775	$ 678,636	$ 4,069,139

Capital lease bearing interest at 12.15%, repayable monthly at $4,448 plus applicable taxes. The lease term is 24 months due December 19, 2004 with a purchase option of $100	91,042	47,500	43,542

Note payable bearing interest at 8%, repayable monthly at $7,190. The lease term is 15 months due December 20, 2003.	82,781	82,781	-
	$ 4,921,598	$ 808,917	$ 4,112,681

8.

INCOME TAXES

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax income with adjustments as set out in the following table:

	2002	2001
Earnings before income taxes	$6,020,401	$2,299,055
Combined federal and provincial income tax rate	42.12%	42.60%
Computed income tax provision	2,535,793	979,397
Increase (decrease) resulting from:
Resource allowance	(1,627,200)	(1,211,828)
Non-deductible Crown royalties, net of ARTC	1,313,089	781,332
Non-taxable portion of capital gain	(1,310,552)	-
Capital taxes	132,000	120,000
Other	(130)	13,099
	$1,043,000	$682,000

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The components of the net future income tax liability at December 31 were as follows:

	2002	2001
Future income tax assets:
Share issue costs	$ 647,597	$ 916,709
Future abandonment and site restoration	295,321	239,973
Deferred gain	75,015	243,236
	1,017,933	1,399,918

Future income tax liabilities:
Property, plant and equipment	13,088,034	12,559,019
Net future income tax liability	$ 12,070,101	$ 11,159,101

At December 31, 2002 the Company had approximately $62,629,000 (2001 - $43,152,000) of tax pools available to reduce future taxable income.

9.

SHARE CAPITAL

(a)

Authorized:

Unlimited number of voting common shares without nominal or par value.
Unlimited number of preferred shares issuable in one or more series

(b)

Issued:

	NUMBER OF COMMON SHARES	AMOUNT

Balance, December 31, 2000	4,595,139	5,031,846
Issued for cash on exercise of options	43,500	99,450
Issued for cash pursuant to public offerings	1,035,000	7,081,024
Issued on acquisition of property and equipment	213,047	1,300,000
Issued on acquisition of Big Horn Resources Ltd.	3,496,436	18,251,396
Shares repurchased	(232,500)	(753,300)
Issue costs incurred, net of income tax benefit of $1,118,251		(1,442,153)
Balance, December 31, 2001	9,150,622	$ 29,568,263
Issued for cash on exercise of options	44,511	171,127
Shares repurchased	(18,808)	(74,315)
Balance, December 31, 2002	9,176,325	$29,665,075

Contributed surplus is made up of the following amounts:

Balance at January 1, 2002	$ -
Value assigned to 100,000 warrants described in note 9(f)	125,000
Loss related to shares repurchased during year	(59,971)
Balance at December 31, 2002	$ 65,029

(c)

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(d)

Options:

The Company granted options to purchase common shares to directors, officers, employees and consultants. Each option permits the holder to purchase one common share of Enterra at the stated exercise price. All options vest over 4 years and are exercisable on a cumulative basis over 5 years.  At the time of grant, the exercise price is equal to the market price. The following options have been granted:

	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at December 31, 2000	430,500	$5.76
Options granted	990,000	$4.41
Options exercised	(43,500)	$2.29
Options cancelled	(577,000)	$6.15
Outstanding at December 31, 2001	800,000	$4.00
Options granted	232,000	$5.30
Options exercised	(44,511)	$3.84
Options cancelled	(115,786)	$4.03
Options outstanding at December 31, 2002	871,703	$4.35

Of the 232,000 options granted during 2002, 55,000 were granted to non-employees (2001 – 119,500).  There were 871,703 options outstanding at December 31, 2002.  Compensation expense related to these options amounted to $18,000 for 2002.  These options are exercisable at prices ranging from $4.00 to $8.85 and expire on dates ranging from November 1, 2006 to December 9, 2007, as follows:

	Outstanding Options			Exercisable Options
		WEIGHTED	WEIGHTED		WEIGHTED
		AVERAGE	AVERAGE		AVERAGE
	NUMBER OF	EXERCISE	YEARS TO	NUMBER OF	EXERCISE
	OPTIONS	PRICE	EXPIRY	OPTIONS	PRICE
	(thousands)	($/option)	(years)	(thousands)	($/option)
$4.00 to $5.99	811	$ 4.11	4.0	327	$ 4.00
$6.00 to $8.85	61	$ 7.31	4.7	-	-
	872			327

(d)

Estimated fair value of stock options

We determine the estimated fair value of stock options issued in 2002 and 2001 using the Generalized Black-Scholes model under the following assumptions:

	2002	2001
Weighted-average fair value ($/option)	$ 2.83	$ 0.76
Risk-free interest rate (%)	5.0	5.0
Estimated hold period prior to exercise (years)	5	5
Volatility in the price of Enterra’s common shares (%)	55	30

(e)

Pro forma net income – fair value based method of accounting for stock options

The following shows pro forma net income and earnings per common share had we applied the fair-value based method of accounting to stock options issued in 2002 and 2001:

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	2002	2001
Net earnings ( in 000’s)
As reported	$ 4,977	$ 1,617
Less fair value of stock options to employees	(47)	(27)
Pro Forma	$ 4,930	$ 1,590

Earnings Per Common Share ($/share)
Basic as Reported	$ 0.54	$ 0.23
Pro Forma	$ 0.54	$ 0.23

Diluted as Reported	$ 0.53	$ 0.23
Pro Forma	$ 0.52	$ 0.23

(a)

Warrants:

	NUMBER OF WARRANTS	WEIGHTED AVERAGE PRICE
Balance, December 31, 2000	-	-
Issued pursuant to public offering	1,000,000	US$ 3.50
Issued pursuant to underwriters agreement	100,000	US$ 5.40
Balance, December 31, 2001	1,100,000	US$ 3.67
Expired	(1,000,000)	US$ 3.50
Issued pursuant to debt financing	100,000	US$ 2.60
Balance, December 31, 2002	200,000	US$ 4.00

On January 17, 2001, the Company completed a secondary public offering in the United States.  The offering consisted of 1,000,000 units of one common share and one share purchase warrant for U.S. $4.55 per unit.  The share purchase warrants were exercisable at US$ 3.50 per share.  They expired on May 17, 2002.  The 100,000 share purchase warrants related to the underwriters agreement are exercisable at U.S. $5.40 per share starting January 16, 2002 and may be exercised for a four year period thereafter.  On March 28, 2002 the Company agreed to issue 300,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States.  The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 100,000 at US$4.00).  The US$2.60 warrants have vested since the execution in May 2002 of a non-binding letter of intent relating to the proposed financing.  The US$3.30 and US$4.00 warrants are to vest only on the successful closing and funding of the proposed financing.  A value of $125,000 was assigned to the 100,000 warrants at US$2.60.  This value was determined using the Black Scholes Option Pricing model using an interest rate of 5% and a volatility factor of 50%.  The $125,000 was credited to the Company’s contributed surplus account.

1.

RECONCILIATION OF EARNINGS PER SHARE CALCULATIONS:

For the year ended December 31, 2002
	NET EARNINGS	WEIGHTED AVERAGE SHARES OUTSTANDING	PER SHARE
Basic	$4,977,401	9,154,491	$0.54
Options and warrants assumed exercised		803,999
Shares assumed purchased		(545,883)
Diluted	$4,977,401	9,412,607	$0.53

Excluded from the above calculation are 61,000 options which were “out-of-the-money” in 2002.

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For the year ended December 31, 2001
	NET EARNINGS	WEIGHTED AVERAGE SHARES OUTSTANDING	PER SHARE
Basic	$1,617,055	6,992,393	$0.23
Options and warrants assumed exercised		46,027
Shares assumed purchased		(40,913)
Diluted	$1,617,055	6,997,507	$0.23

11.

SERIES 1 PREFERRED SHARES

At December 31, 2002 there were 749,047 Series 1 preferred shares outstanding (December 31, 2001 – 7,418,336).  These shares are non-voting.  They are transferable.  Subsequent to August 16, 2002 holders of these shares are entitled to receive a fixed cumulative dividend of $0.085 per share per annum, payable quarterly.  These shares are redeemable at any time by the Company for $0.85 per share.  Holders of these shares may require the Company to redeem all or any of these shares, at $0.85 per share.  There is no market for these shares and none is expected to develop.  On March 26, 2002 the Company purchased 6,123,870 of its Series 1 preferred shares for $2.3 million, resulting in a gain on redemption of $2,905,290. The purchase was paid for with cash of $1,750,000 and a note payable of $550,000.  This note was repaid for $325,000 on August 15, 2002 resulting in an additional gain, net of legal costs, of $206,181.  A dividend of $22,549 was paid on the preferred shares in 2002.  This amount is included in interest expense.

12.

FINANCIAL INSTRUMENTS

Due to the nature of its operation, the Company is exposed to fluctuations in commodity prices, foreign-currency exchange rates, interest rates and credit risk. The Company recognizes these risks and manages its operations to minimize the exposure to the extent practical and, to a lesser extent, using derivative instruments. The company uses non-exchange traded forwards, swaps and options, which may be settled in cash or by delivery of the physical commodity.  Management monitors the Company’s exposure to the above risks and regularly reviews its derivative activities and all outstanding positions.

(i)

Commodity prices risks:

The Company’s most significant market risk exposure relates to crude oil prices fluctuation. Crude oil prices and quality differentials are influenced by worldwide factors such as OPEC actions, political events and supply and demand fundamentals.

To a lesser extent the Company is also exposed to natural gas price movements. Natural gas prices are generally influenced by North American supply and demand, and to a lesser extent local market conditions.

(ii)

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(iii)

Credit risk:

A substantial portion of the Company’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Company’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(i)

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(ii)

Interest rate risk:

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2002, we had $24,436,640 of indebtedness bearing interest at floating rates and $4,921,598 of long-term debt bearing interest at fixed rates.

13.

HEDGING CONTRACTS

During 2002 and 2001, the Company entered into the following hedges to minimize its exposure to fluctuations in commodity prices relating to its future sales of crude oil and gas.  The contracts are as follows:

(a)

The Company entered into a physical zero cost collar arrangement during 2001 which provides a floor price of US$20 per barrel and a ceiling price of US$24 per barrel for 500 barrels of oil per day.  The contract is effective from November 1, 2001 through April 30, 2002.

(b)

In July 2002, the Company entered into a physical zero cost collar arrangement with a floor price of US$22 per barrel and a ceiling price of US$28 per barrel for 500 barrels of oil per day.  The contract is effective from October 1, 2002 through March 31, 2003.  At December 31, 2002 this contract had an estimated negative market value of $216,000.

(c)

In July 2002, the Company entered into two contracts to deliver natural gas.  One is for 1,500 mcf per day, priced at CDN$4.60 per mcf.  The other is for 1,500 mcf per day, priced at CDN$4.45 per mcf.  Both contracts are effective from November 1, 2002 through March 31, 2003.   At December 31, 2002 these contracts had an estimated negative market value of $369,000.

Effective January 31, 2001, the Company settled a fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices.  Upon the cancellation of the contract the Company received approximately $1,680,000, which will be recognized over the term of the contract.  At December 31, 2002 the remaining deferred gain related to this settlement was $237,463 (2001 - $761,302).

1.

COMMITMENTS

The Company has commitments for the following payments over the next five years:

					THEREAFTER
	2003	2004	2005	2006	2007
Capital lease obligations	$1,118,994	$1,118,994	$1,070,068	$1,065,620	$1,799,215
Note payable	86,284
Rental payments re-office space	447,357	429,854	165,121	114,894
	$1,652,635	$1,548,848	$1,235,189	$1,180,514	$1,799,215

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15.

SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2002 the Company sold some non-core oil and gas properties for proceeds of $4.3 million.

(b)

Subsequent to December 31, the Company entered into several contracts to deliver 2,000 barrels of oil per day for the period April 1, 2003 and December 31, 2003.  The prices and volumes are as follows:

Volumes (in barrels per day)	Price (in US dollars)
1,000	US$29.60
250	US$29.71
250	US$29.50
500	US$29.80

16.

UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Company’s consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States (“U.S. GAAP”).  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below:

(a)

Property and equipment:

The Company performs a cost recovery ceiling test which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices in that year, if appropriate.  In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes.  Under U.S. GAAP, companies using the “full cost” method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%.  Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end.  Financing and administration costs are excluded from the calculation under U.S. GAAP.  At December 31, 2001 the Company  realized a U.S. GAAP ceiling test write-down of $17.5 million (after tax).  There was no such write-down at December 31, 2002.  As a result of the 2001 write-down, the 2002 depletion expense under U.S. GAAP was lower by $2.1 million (after tax).

(b)

Provision for future abandonment and site restoration:

Under U.S. GAAP, the provision for future abandonment and site restoration costs is recorded as a reduction of property and equipment.

(a)

Financial instruments:

FAS 133 requires the company to recognize all derivative instruments on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met.

The Company routinely enters into physical commodity contracts to minimize its exposure to fluctuations in commodity prices relating to its future sales of crude oil.  Such contracts often meet the criteria of FAS 133 as derivatives but are generally eligible for the normal purchase and sale exception under FAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FAS 133”.  Contracts that meet the criteria of this exception are not recognized on the balance sheet as either an asset or a liability measured at fair value.

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At December 31, 2002 and 2001, under Canadian GAAP, the Company had a deferred gain resulting from the settlement of a fixed price contract, which is being amortized over the term of the contract.  Under U.S. GAAP, this gain, net of related income taxes, would be included in income as it did not qualify for hedge accounting under SFAS 133.

(d)

Stock-based compensation:

Under U.S. GAAP, SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  During 2001, the Company granted 119,500 stock options to non-employees.  Had compensation cost for these stock options been determined based on their fair market value at the grant dates of the awards, the Company’s pre-tax income for the year would have decreased by $90,294.  The weighted average fair market value of options granted to non-employees in 2002 was $0.76 per option.  The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:  risk-free interest rate of 5%, volatility of 30% and expected life of five years.  After January 1, 2002, stock option issued to non-employee resulted in the same accounting treatment under both Canadian and U.S. GAAP.

(e)

Cash flows:

Under Canadian GAAP, companies are permitted to present a sub-total prior to changes in non-cash working capital within operating activities.  This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies.  Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented.  In addition, cash flow from operations per share figures would not be presented under U.S. GAAP.

(a)

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(b)

Balance sheets:

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

	2002		2001
	CANADIAN	U.S.	CANADIAN	U.S.
	GAAP	GAAP	GAAP	GAAP
				(restated)
Assets
Current assets	$ 8,078,752	$ 8,078,752	$ 6,923,061	$ 6,923,061
Capital assets (a)(b)	94,354,313	68,307,526	73,139,497	43,692,704
Deferred financing charges	284,040	284,040	-	-
	$ 102,717,105	$ 76,670,318	$ 80,062,558	$ 50,615,765

Liabilities
Current liabilities	$ 46,061,986	$ 46,061,986	$ 9,152,492	$ 27,651,690
Long-term debt (c)	4,112,681	4,112,681	18,408,904	-
Future income taxes (a)(d)	12,070,101	2,485,695	11,159,101	285,850
Provision for future site restoration (b)	934,857	-	751,088	-
Deferred gain (d)	237,463	-	761,302	-
Series 1 preferred shares	636,690	636,690	6,305,586	6,305,586
	64,053,778	53,297,052	46,538,473	34,243,126

Shareholders’ equity
Share capital	29,665,075	29,665,075	29,568,263	29,568,263
Contributed surplus	65,029	155,323	-	-
Retained earnings (deficit)	8,933,223	(6,447,132)	3,955,822	(13,195,624)
	38,663,327	23,373,266	33,524,085	16,372,639
	$ 102,717,105	$ 76,670,318	$ 80,062,558	$ 50,615,765

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(a)

Income statements:

The adjustments using U.S. GAAP would result in the following changes to the consolidated financial statements of the Company:

	2002	2001

Net earnings (loss) under Canadian GAAP	$ 4,977,401	$ 1,617,055
Less gain on redemption of preferred shares, net of income tax	(3,111,471)	-
Net earnings before extraordinary items	1,865,930	1,617,055

Adjustments:
Full cost accounting (a)	-	(28,695,705)
Related income taxes	-	11,159,101
Hedging gain (c)	(523,839)	761,302
Related income taxes	220,641	(324,315)
Depletion expense (a)	3,583,775	-
Related income taxes	(1,509,486)	-
Stock-based compensation (d)	-	(90,294)
Related income taxes	-	38,465
Net earnings (loss) before extraordinary items under U.S. GAAP	3,637,021	(15,534,391)
Extraordinary items:
Gain on redemption of preferred shares, net of income tax	3,111,471	-
Net earnings under U.S. GAAP	$ 6,748,492	$ (15,534,391)

Net earnings (loss) per share:
Basic	$ 0.74	$ (2.22)
Diluted	$ 0.72	$ (2.22)

Net impact per share relating to extraordinary items:
Basic	$ 0.34	$ -
Diluted	$ 0.33	$ -

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Auditor’s report

To the Shareholders

We have audited the consolidated balance sheets of Enterra Energy Corp. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also audited the adjustments described in note 2(e) to the consolidated financial statements that were applied to restate the consolidated financial statements for the year ended December 31, 1999. In our opinion, such adjustments are appropriate and have been properly applied. The 1999 financial statements, prior to such adjustments, were audited by other auditors who expressed an opinion without reservation on these statements in their report dated March 31, 2000.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders’ equity as at December 31, 2001 and 2000 to the extent summarized in note 13 to the consolidated financial statements.

(signed)  “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 6, 2002, except as to note 12,

which is as of April 12, 2002

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ENTERRA ENERGY CORP.
CONSOLIDATED BALANCE SHEETS AS AT
(Expressed in Canadian Dollars)
	DECEMBER 31	DECEMBER 31
	2001	2000
		(RESTATED – NOTE 2(E))
Assets
Current assets
Cash	$43,364	$1,443
Accounts receivable	6,296,639	2,413,054
Prepaid expenses and deposits	583,058	91,942
	6,923,061	2,506,439

Property and equipment (note 4)	73,139,497	18,335,474
Investments (note 5)	-	422,000
Deferred share issue costs	-	837,555
	$80,062,558	$22,101,468

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,989,389	$4,354,949
Income taxes payable	163,103	1,316,171
	9,152,492	5,671,120

Bank indebtedness (note 6)	18,408,904	8,403,000
Provision for future abandonment and site restoration costs	751,088	250,847
Future income tax liability (note 7)	11,159,101	405,888
Deferred gain (note 10)	761,302	-
Series 1 preferred shares (note 9)	6,305,586	-
	46,538,473	14,730,855

Shareholders’ Equity
Share capital (note 8)	29,568,263	5,031,846
Retained earnings	3,955,822	2,338,767
	33,524,085	7,370,613

Commitments (note 11)
Subsequent events (note 12)
	$80,062,558	$22,101,468

Approved on behalf of the Board:

(signed) Reg Greenslade, P.Eng.	(signed) John McGrain
Director	Director

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31
(Expressed in Canadian Dollars)
	2001	2000	1999
		(RESTATED–NOTE 2(E))	(RESTATED–NOTE 2(E))
Revenue
Oil and gas	$20,264,396	$16,700,151	$2,515,456

Expenses
Royalties, net of ARTC	3,182,340	3,310,138	442,335
Production	5,829,613	4,029,703	782,281
General and administrative	565,270	1,391,297	862,546
Interest on long-term debt	589,169	833,342	131,872
Depletion, depreciation and future site restoration	6,869,912	2,960,493	704,980
	17,036,304	12,524,973	2,924,014
Earnings (loss) before the following	3,228,092	4,175,178	(408,558)
Restructuring charges	(929,037)	-	-
Gain on sale of investments	-	-	160,000
Earnings (loss) before income taxes	2,299,055	4,175,178	(248,558)
Income taxes (note 7):
Current	120,000	1,316,171	-
Future	562,000	405,888	-
	682,000	1,722,059	-
Net earnings (loss)	1,617,055	2,453,119	(248,558)

Retained earnings (deficit):
Beginning of year, as previously reported	2,645,504	314,304	363,831
Adjustment for change in accounting policy (note 2(e))	(306,737)	(428,656)	(229,625)
Beginning of year, as restated	2,338,767	(114,352)	134,206
End of year	$3,955,822	$2,338,767	($114,352)

Earnings (loss) per share :
Basic	$ 0.23	$ 0.55	($ 0.10)
Diluted	$ 0.23	$ 0.53	($ 0.10)

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31
(Expressed in Canadian Dollars)
	2001	2000	1999
		(RESTATED–NOTE 2(E))	(RESTATED–NOTE 2(E))
Cash provided by (used in):
Operations
Net earnings (loss)	$1,617,055	$2,453,119	($248,558)
Add non-cash items :
Depletion and depreciation	6,869,912	2,960,493	704,980
Future income taxes	562,000	405,888	-
Deferred gain	1,680,031	-	-
Amortization of deferred gain	(918,729)	-	-
Gain on sale of investments	-	-	(160,000)
Non-cash interest expense	-	56,000	-
Funds from operations	9,810,269	5,875,500	296,422
Net change in non-cash working capital items:
Accounts receivable	(1,371,654)	(1,728,267)	(453,399)
Prepaid expenses	(161,941)	(91,942)	-
Accounts payable and accrued liabilities	2,205,753	3,667,907	464,342
Income taxes payable	(1,153,068)	1,316,171
	9,329,359	9,039,369	307,365

Financing
Bank indebtedness	1,055,904	5,803,000	1,800,000
Issue of common shares, net of issue costs	5,457,625	1,312,517	1,237,278
Repurchase of shares	(753,300)	-	-
Deferred share issue costs	-	(837,555)	-
	5,760,229	6,277,962	3,037,278

Investing
Capital assets additions	(14,958,086)	(20,853,515)	(3,771,581)
Acquisition of Big Horn Resources Ltd.	(2,190,048)	-	-
Acquisition of subsidiaries, net of cash	-	-	(400,000)
Proceeds on disposal of property and equipment	1,700,500	5,764,570	796,800
Investments	422,000	(250,000)	-
Future abandonment and site restoration costs	(22,003)	(19,231)	(1,413)
	(15,047,667)	(15,358,176)	(3,376,194)

Increase (decrease) in cash	41,921	(40,845)	(31,551)
Cash, beginning of year	1,443	42,288	73,839
Cash, end of year	$ 43,364	$ 1,443	$ 42,288

Funds from operations per share :
Basic	$ 1.40	$ 1.33	$ 0.10
Diluted	$ 1.40	$ 1.23	$ 0.10

During 2001, the Company paid $589,169 (2000 - $815,742 and 1999 - $131,872) of interest on long-term debt

See accompanying notes to consolidated financial statements

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ENTERRA ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

____________________________________________________________________________________________

1.

CORPORATE HISTORY

Enterra Energy Corp. (formerly Westlinks Resources Ltd.)(“Enterra”) was formed on June 30, 1998 by the amalgamation of Temba Resources Ltd. (“Temba”) and PTR Resources Ltd. (“PTR”) in a share-for-share exchange.  The combination was recorded using the purchase method of accounting with Temba being identified as the acquirer.

Effective August 1, 2001 Enterra acquired 100% of the common shares of Big Horn Resources Ltd. (“Big Horn”), a junior oil and gas company listed on the Toronto Stock Exchange, by the way of a plan of arrangement.  Consideration consisted of cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares.  The terms of the Series 1 preferred shares are described in note 9.  In addition, approximately 460,915 Enterra options were issued in exchange for Big Horn options.

Effective December 10, 2001 Westlinks Resources Ltd. changed its name to Enterra Energy Corp.  A new stock option plan was also adopted at that time.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Substantially all of the exploration and production activities of the Company are conducted jointly with others and these financial statements reflect only the Company’s proportionate interest in such activities.  The consolidated financial statements include the accounts of Big Horn effective from August 1, 2001.

(a)

Petroleum and natural gas properties

The Company follows the “full cost” method of accounting for petroleum and natural gas properties.  All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing the Company’s activity which is undertaken exclusively in Canada.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells.  Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers.  Units of natural gas are converted into barrels of equivalents on a relative energy content basis.

Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes.

Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis.  The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred.  The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs.  The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs.  By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

(b)

Income taxes

The Company follows the liability method of accounting for future income taxes.  Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantially enacted, tax rates and laws expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.  Income tax expense or benefit is the sum of the Company’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(c)

Financial instruments

(i)

Fair value of financial instruments:

The Company’s financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and preferred shares.  The fair values of all of the Company’s financial instruments approximate their carrying values.

(ii)

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(iii)

Credit risk:

A substantial portion of the Company’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Company’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(d)

Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates.

(e)

Change in accounting policy

The Company has changed its method of accounting for petroleum and natural gas properties from the “successful efforts” method to the “full cost” method, as set out in note 2(a).

Prior to this change of policy, the Company followed the “successful efforts” method whereby the costs to acquire proven and unproven properties and costs to drill development wells and successful exploratory wells were capitalized.  Costs of unsuccessful exploratory wells, geological and geophysical activities and lease rentals were expensed.  The carrying value of the petroleum and natural gas properties was assessed periodically on a property-by-property basis by comparing the discounted future cash flow and the carrying amount of the petroleum and natural gas properties.  When assets were sold, retired or otherwise disposed of, the applicable costs and accumulated depletion and depreciation were removed from the accounts and the resulting gain or loss was recognized.

The “full cost” method has been adopted retroactively and prior financial statements have been restated.  The impact of these changes on the December 31, 2000 and 1999 consolidated financial statements was as follows:

	2000	1999
Balance Sheet:
Capital assets, decrease	$ 532,276	$ 726,449
Future income tax liability, decrease	225,539	297,793
Retained earnings, decrease	306,737	428,656

Statements of Operations and Cash Flows:
Operating costs, decrease	-	2,655
Depletion, depreciation and site restoration, decrease	1,532,730	136,600
Gain on sale of oil and gas properties, decrease	1,338,557	91,402
Future income taxes, increase	72,254	-
Future income tax recovery, decrease	-	246,884
Net earnings (loss), increase	121,919	(199,031)
Funds from operations, increase	-	2,655

Earnings (loss) per share, increase	0.03	(0.08)
Funds from operations per share, increase	-	-

The effect of this change on the December 31, 2001 consolidated financial statements is not significant.

(f)    Per share amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts.  The Corporation has retroactively adopted the new standard.  The new standard has been applied retroactively with no effect on prior period per share calculations.  Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

The weighted average number of common shares outstanding during the years ended December 31, 2001 and 2000 were 6,992,393 and 4,421,844, respectively.  In computing diluted earnings per share 5,114 shares (2000 – 6,849 shares and 1999 – nil shares) were added to the weighted average number of common shares outstanding during the year as a result of the dilutive effect of stock options.  No adjustments were required to reported earnings or funds from operations in computing diluted per share amounts.

(a)

Stock-based compensation

The Company has a stock option plan which is described in note 8.  No compensation expense is recognized for this plan when stock options are issued to employees.  Any consideration paid by employees on exercise of stock is credited to share capital.  If stock or stock options are repurchased from employees, the excess of consideration paid over the carrying amount of the stock or stock option cancelled is charged to contributed surplus.

(a)

Comparative figures

The presentation of certain figures of the previous year has been changed to conform with the presentation adopted for the current year.

(b)

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

.

3.

BUSINESS COMBINATION

Effective August 1, 2001 Enterra acquired 100% of the issued and outstanding shares of Big Horn Resources Ltd.  Details of the acquisition are as follows:

Assets acquired:
Current assets, excluding cash	$2,841,106
Property and equipment	46,874,349
49,715,455
Liabilities assumed:
Current liabilities	2,428,687
Bank indebtedness	8,950,000
Provision for future abandonment and site restoration costs	280,274
Future income tax liability	11,309,464
22,968,425

Net non-cash assets acquired	26,747,030
Cash acquired	37,599
$26,784,629

Consideration:
Cash	$2,227,647
Preferred shares (7,418,336 issued)	6,305,586
Common shares (3,496,436 issued)	18,251,396
$26,784,629

The consideration value attributed to the common shares contemplates an element related to the former stock options of Big Horn that were exchanged for stock options of the Company.  However, this element was not considered significant for separate reporting.

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1.

PROPERTY AND EQUIPMENT

December 31, 2001
ACCUMULATED
DEPLETION AND
	COST	DEPRECIATION	NET

Petroleum and natural gas properties	$ 82,574,219	$ 9,939,258	$ 72,634,961
Office furniture and equipment	843,464	338,928	504,536

	$ 83,417,683	$ 10,278,186	$ 73,139,497

December 31, 2000
ACCUMULATED
DEPLETION AND
	COST	DEPRECIATION	NET

Petroleum and natural gas properties	$ 21,858,219	$ 3,638,387	$ 18,219,832
Office furniture and equipment	156,295	40,653	115,642

	$ 22,014,514	$ 3,679,040	$ 18,335,474

In conducting its ceiling test evaluation  the Company followed generally accepted accounting principles which provide for a two-year exemption from write-down where the purchase price of reserves had been determined on a basis which provided a higher amount than the ceiling test value, and where the excess was not considered to represent a permanent impairment in the ultimate recoverable amount.  If the two-year exemption had not been used,  the Company would have taken a write-down of $8.1 million based on prices at December 31, 2001 of $22.05 per bbl of oil and $3.42 per mcf of gas.  Enterra qualified for the exemption in connection of its acquisition of Big Horn in August 2001.

At December 31, 2001 costs of undeveloped land of $8,053,000 (2000 - $60,253) were excluded from the calculation of depletion expense.

2.

INVESTMENTS

Investments in Red Raven Resources Inc. and Raptor Capital Corporation were disposed of during 2001 as part of the severence amounts paid to former directors and officers of the Company.

3.

BANK INDEBTEDNESS

Bank indebtedness represents the outstanding balance under a line of credit of $21,500,000 with the Alberta Treasury Branches.  Drawings bear interest at 0.25% above the bank’s prime lending rate.  Security is provided by a first charge over all of the Company’s assets.  The balance is repayable on demand.

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While the loan is due on demand, the company is not subject to scheduled repayments.  The lender has advised the Company that, subject to annual review of the borrowing base and the Company continuing to comply with the terms of the loan agreement, no payments will be required in 2002.

7.

INCOME TAXES

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax income with adjustments as set out in the following table:

	2001	2000	1999
Earnings before income taxes	$2,299,055	$4,175,178	($248,558)
Combined federal and provincial income tax rate	42.6%	44.6%	44.6%
Computed income tax provision	979,397	1,862,964	(110,857)
Increase (decrease) resulting from:
Resource allowance	(1,211,828)	(942,523)	(72,470)
Non-deductible Crown royalties, net of ARTC	781,332	864,085	74,796
Capital loss carryforward not previously recognized	-	-	(100,395)
Non-taxable portion of capital gain	-	-	(17,848)
Capital taxes	120,000	-	-
Other	13,099	(62,467)	1,243
Change in valuation allowance	-	-	225,531
	$682,000	$1,722,059	$ -

The components of the net future income tax liability at December 31, 2001 were as follows:

Future income tax assets:
Share issue costs	$916,709
Future abandonment and site restoration	239,973
Deferred gain	243,236
1,399,918

Future income tax liabilities:
Property, plant and equipment	12,559,019
Net future income tax liability	$11,159,101

At December 31, 2001 the Company had approximately $43,152,000 ( 2000 - $17,001,000 ) of tax pools available to reduce future taxable income.

8.

SHARE CAPITAL

(a)

Authorized:

Unlimited number of voting common shares without nominal or par value.

Unlimited number of preferred shares issuable in one or more series

(b)

Issued:

	NUMBER OF COMMON SHARES	AMOUNT

Balance, December 31, 1999	4,042,639	$ 3,512,830
Issued on exercise of options	402,500	415,000
Issued on conversion of warrants	150,000	1,104,016
Balance, December 31, 2000	4,595,139	5,031,846
Issued for cash on exercise of options	43,500	99,450
Issued for cash pursuant to public offerings	1,035,000	7,081,024
Issued on acquisition of property and equipment	213,047	1,300,000
Issued on acquisition of Big Horn Resources Ltd.	3,496,436	18,251,396
Shares repurchased	(232,500)	(753,300)
Issue costs incurred, net of income tax benefit of $1,118,251		(1,442,153)
Balance, December 31, 2001	9,150,622	$ 29,568,263

(c)

Options:

	NUMBER OF OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE
Outstanding at January 1, 2000	260,000	$1.00
Options granted	573,000	$4.60
Options exercised	(402,500)	$1.03
Outstanding at December 31, 2000	430,500	$5.76
Options granted	990,000	$4.41
Options exercised	(43,500)	$2.29
Options cancelled	(577,000)	$6.15
Outstanding at December 31, 2001	800,000	$4.00

Options exercisable at December 31, 2001	174,223	$4.00

There were 800,000 options outstanding at December 31, 2001.  These options are exercisable at $4.00 and expire on November 2, 2005.

(d)

Warrants:

	NUMBER OF WARRANTS	WEIGHTED AVERAGE PRICE
Balance, December 31, 1999	302,000	CDN$ 2.50
Issued pursuant to bridge financing	150,000	US$ 4.00
Expired during year	(302,000)
Converted to common shares	(150,000)
Balance, December 31, 2000	-
Issued pursuant to public offering	1,000,000	US$ 3.50
Issued pursuant to underwriters agreement	100,000	US$ 5.40
Balance, December 31, 2001	1,100,000	US$ 3.67

On January 17, 2001, the Company completed a secondary public offering in the United States.  The offering consisted of 1,000,000 units of one common share and one share purchase warrant for US$4.55 per unit.  The share purchase warrants are exercisable until April 17, 2002 at US$3.50 per share.  The 100,000 share purchase warrants related to the underwriters agreement are exercisable at US$5.40 per share starting January 16, 2002 and may be exercised for a four year period thereafter.   See note 12(c).

9.

SERIES 1 PREFERRED SHARES

At December 31, 2001 there were 7,418,336 Series 1 preferred shares outstanding.  These shares are nonvoting.  They are transferable.  Holders of these shares are not entitled to receive any dividends until the first anniversary of the date of issue, which was August 16, 2001.  Subsequent to August 16, 2002 holders of these shares are entitled to receive a fixed cumulative dividend of $0.085 per share per annum, payable quarterly.  These shares are redeemable at any time by the Company for $0.85 per share.  Holders of these shares may require the Company to redeem all or any of these shares, at $0.85 per share, at any time following August 16, 2002.  There is no market for these shares and none is expected to develop.  See note 12(a).

10.

FINANCIAL INSTRUMENTS

Effective January 31, 2001, the Company settled a fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices.  Upon the cancellation of the contract the Company received approximately $1,680,000, which will be recognized over the term of the contract.  At December 31, 2001 the remaining deferred gain related to this settlement was $761,302.

11.

COMMITMENTS

The Company entered into a zero cost collar arrangement during 2001 which provides a floor price of US$20 per barrel and a ceiling price of US$24 per barrel for 500 barrels of oil per day.  The contract is effective from November 1, 2001 through April 30, 2002.

12.

SUBSEQUENT EVENTS

(a)

On March 26, 2002 the Company purchased 6,123,870 of its Series 1 preferred shares for $2.3 million, resulting in a gain of $2,905,290.

(b)

On March 28, 2002 the Company agreed to issue 400,000 warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United  States.  The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 200,000 at US$4.00).  The US$2.60 warrants are to vest upon the execution of a nonbinding letter of intent relating to the proposed financing.  The US$3.30 and US$4.00 warrants are to vest only on the successful closing and funding of the proposed financing.

(c)

On April 12, 2002 the Company was granted a 30-day extension for the 1,000,000 share purchase warrants which were exercisable until April 17, 2002.  The expiry date was extended to May 17, 2002.

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13.

UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Company’s consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States (“U.S. GAAP”).  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below:

(a)

Property and equipment:

The Company performs a cost recovery ceiling test which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices in that year, if appropriate.  In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes.  Under U.S. GAAP, companies using the “full cost” method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%.  Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end.  Financing and administration costs are excluded from the calculation under U.S. GAAP.  At December 31, 2001 the Company would have realized a U.S. GAAP ceiling test write-down of $17.5 million (after tax).

(b)

Provision for future abandonment and site restoration:

Under U.S. GAAP, the provision for future abandonment and site restoration costs is recorded as a reduction of property and equipment.

(a)

Investments:

Under U.S. GAAP, the Company’s investments would be classified as “Available-For-Sale” in accordance with definitions per SFAS 117 and the securities be recorded at fair market value.  Unrealized gains and losses net of related income taxes are included in comprehensive income and reported as a separate component of shareholders’ equity.

(b)

Long-term debt:

U.S. GAAP requires that demand loans be classified as a current liability unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance.  At December 31, 2000, the Company had supported its ability to refinance this demand facility.

(c)

Financial instruments:

Effective January 1, 2001, the Company adopted, for U.S. GAAP,  the provisions of SFAS 133 which established new accounting and reporting standards for derivative instruments and for hedging activities.  This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge.  Those methods must be consistent with the entity’s approach to managing risk.

At December 31, 2001, under Canadian GAAP, the Company had a deferred gain resulting from the settlement of a fixed price contract, which is being amortized over the term of the contract.  Under U.S. GAAP, this gain, net of related income taxes, would be included in income as it did not qualify for hedge accounting under SFAS 133.

(f)

Comprehensive income:

Under U.S. GAAP, SFAS 130 requires the reporting of comprehensive income in addition to net earnings.  Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(g)

Stock-based compensation:

Under U.S. GAAP, SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  During 2001, the Company granted 119,500 stock options to non-employees.  Had compensation cost for these stock options been determined based on their fair market value at the grant dates of the awards, the Company’s pre-tax income for the year would have decreased by $90,294.  The weighted average fair market value of options granted to non-employees in 2001 was $0.76 per option.  The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:  risk-free interest rate of 5%, volatility of 30% and expected life of five years.  During 2001, all of the options outstanding were re-priced.  As all options were “out of the money” at December 31, 2001, no compensation expense would have been recorded under U.S. GAAP.

(a)

Balance sheets:

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

	2001		2000
	CANADIAN	U.S.	CANADIAN	U.S.
	GAAP	GAAP	GAAP	GAAP
			(restated)	(restated)
Assets
Current assets	$ 6,923,061	$ 6,923,061	$ 2,506,439	$ 2,506,439
Capital assets (a)(b)	73,139,497	43,692,704	18,335,474	18,084,627
Investments (c)	-	-	422,000	647,000
Deferred share issue costs	-	-	837,555	837,555
	$ 80,062,558	$ 50,615,765	$ 22,101,468	$ 22,075,621

Liabilities
Current liabilities (d)	$ 9,152,492	$ 27,651,690	$ 5,671,120	$ 5,671,120
Long-term debt (d)	18,408,904	-	8,403,000	8,403,000
Future income taxes (a,c,e,g)	11,159,101	285,850	405,888	456,063
Provision for future site restoration (b)	751,088	-	250,847	-
Deferred gain (e)	761,302	-	-	-
Series 1 preferred shares	6,305,586	6,305,586	-	-
	46,538,473	34,243,126	14,730,855	14,530,183

Shareholders’ equity:
Share capital	29,568,263	29,568,263	5,031,846	5,077,359
Comprehensive income (c,f)	-	-	-	174,825
Retained earnings (deficit)	3,955,822	(13,195,624)	2,338,767	2,293,254
	33,524,085	16,372,639	7,370,613	7,545,438
	$ 80,062,558	$ 50,615,765	$ 22,101,468	$ 22,075,621

(b)

Income statements:

The adjustments using U.S. GAAP would result in the following changes to the consolidated financial statements of the Company:

	2001	2000	1999
		(restated)	(restated)

Net earnings (loss) under Canadian GAAP	$ 1,617,055	$ 2,453,119	$ (248,558)

Adjustments:
Full cost accounting (a)	(28,695,705)	-	-
Related income taxes	11,159,101	-	-
Hedging gain (e)	761,302	-	-
Related income taxes	(324,315)	-	-
Stock-based compensation (g)	(90,294)	-	-
Related income taxes	38,465	-	-
Net earnings (loss) under U.S. GAAP	(15,534,391)	2,453,119	(248,558)

Other comprehensive income:
Unrealized (realized) gain on investments, net of income tax effect (c)	-	174,825	(79,842)
Comprehensive income (loss)	$ (15,534,391)	$ 2,627,944	$ (328,400)

Earnings (loss) per shares:
Basic	$ (2.22)	$ 0.53	$ (0.13)
Diluted	$ (2.22)	$ 0.52	$ (0.13)

K-#

Appendix A

APPENDIX K
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

K-#

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)

Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a)

amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)

amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)

amalgamate with another corporation, otherwise than under Section 184 or 187;

(d)

be continued under the laws of another jurisdiction under Section 189; or

(e)

sell, lease or exchange all or substantially all its property under Section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2):

(a)

at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a)

by the corporation; or

(b)

by a shareholder if he has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall:

(a)

be made on the same terms; and

(b)

contain or be accompanied by a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder:

(a)

is not required to give security for costs in respect of an application under subsection (6); and

(b)

except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for:

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)

the service of documents; and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order:

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)

fixing the time within which the corporation must pay that amount to a shareholder.

(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs:

(a)

the shareholder may withdraw his dissent; or

(b)

the corporation may rescind the resolution;

(c)

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after:

(a)

the pronouncement of an order under subsection (13); or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares;

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)

the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.